Filed Pursuant to Rule 424(b)(3)
Registration No. 333-117362

PROSPECTUS

IASIS Healthcare LLC
IASIS Capital Corporation

Offer to Exchange

up to $475,000,000 of
8 3/4% Senior Subordinated Notes due 2014
for
up to $475,000,000 of
8 3/4% Senior Subordinated Notes due 2014
that have been registered under
the Securities Act of 1933

     We are offering to exchange up to $475,000,000 of our 8 3/4% senior subordinated notes due 2014 that have been registered under the Securities Act of 1933, or the “exchange notes,” for our currently outstanding 8 3/4% senior subordinated notes due 2014, or the “outstanding notes”. We sometimes refer to the exchange notes and the outstanding notes collectively as the “notes.”

Terms of the 8 3/4% senior subordinated exchange notes offered in the exchange offer:

•	The terms of the exchange notes are identical to the terms of the outstanding notes, except that the exchange notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights.

•	The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

Terms of the exchange offer:

•	We will exchange all outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on December 14, 2004, unless extended.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of exchange notes for outstanding notes should not be a taxable event for U.S. federal income tax purposes.

     Broker-dealers who acquired outstanding notes from us in the initial offering are not eligible to participate in the exchange offer with respect to such outstanding notes. Each broker-dealer registered as such under the Securities Exchange Act of 1934 that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal that accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date of the exchange offer, or such shorter period as will terminate when all exchange notes held by broker-dealers that receive exchange notes for their own account or initial purchasers of the outstanding securities have been sold pursuant to this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any resale of exchange notes received by a broker-dealer for its own account. See “Plan of Distribution.”

You should carefully consider the Risk Factors beginning on page 17 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 12, 2004

      You should rely only on the information contained in this prospectus and the accompanying letter of transmittal. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

NOTICE TO NEW HAMPSHIRE RESIDENTS

      Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective investor, customer or client any representation inconsistent with the provisions of this paragraph.

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PROSPECTUS SUMMARY

      This summary contains basic information about our company and the exchange offer. It may not contain all the information that may be important to you. Investors should carefully read this entire prospectus, including the information set forth under “Risk Factors” and in our consolidated audited and unaudited financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, unless we indicate otherwise or the context requires, “we,” “us,” “our” or “our company” refers to IASIS Healthcare LLC and its consolidated subsidiaries after giving effect to the Transactions and includes our predecessor company, IASIS Healthcare Corporation; “IAS” refers to IASIS Healthcare Corporation, our parent company, and not its consolidated subsidiaries; and “IASIS LLC” refers to IASIS Healthcare LLC, a co-issuer of the outstanding notes.

      References to “pro forma” give effect to the Transactions in the manner described under “Unaudited Pro Forma Consolidated Financial Data.” Data for acute care hospitals include data for our behavioral health hospital unless otherwise indicated in this prospectus. Our fiscal year ends on September 30. All references to years in this prospectus when discussing our financial results relate to fiscal years. All other references to years relate to calendar years. References to the “notes” in this prospectus refer collectively to the outstanding notes and the exchange notes. Investors should carefully consider the information set forth under “Risk Factors” beginning on page 17.

Company Overview

      We are a leading owner and operator of medium-sized acute care hospitals in high-growth urban and suburban markets. We operate our hospitals with a strong community focus by offering and developing healthcare services targeted to the needs of the markets we serve, promoting strong relationships with physicians and working with local managed care plans. Currently, we own or lease 15 acute care hospitals and one behavioral health hospital with a total of 2,257 beds in service. Our hospitals are located in five regions, each of which has a projected population growth rate in excess of the national average:

•	Salt Lake City, Utah;

•	Phoenix, Arizona;

•	Tampa-St. Petersburg, Florida;

•	Las Vegas, Nevada; and

•	four cities in the State of Texas, including San Antonio.

      Our general, acute care hospitals offer a variety of medical and surgical services commonly available in hospitals, including emergency services, general surgery, internal medicine, cardiology, obstetrics, orthopedics and physical rehabilitation. In addition, our facilities provide outpatient and ancillary services including outpatient surgery, physical therapy, radiation therapy, diagnostic imaging and respiratory therapy. We also have ownership interests in three ambulatory surgery centers, and we own and operate a Medicaid managed health plan in Phoenix called Health Choice Arizona, Inc., or Health Choice, that serves over 93,000 members.

      Since 2001, following the implementation of a number of operational initiatives, our financial performance has improved significantly. We have experienced strong year-to-date performance. In addition, the quarter ended June 30, 2004 marked the tenth consecutive quarter of year-over-year organic growth in our consolidated net revenue.

Industry Overview

      In 2002, U.S. healthcare expenditures increased to $1.6 trillion, a 9.3% increase from 2001, and represented approximately 14.9% of the U.S. gross domestic product. Healthcare spending in the United States is expected to grow at a compound annual rate of 7.2% between 2003 and 2013. Hospital care spending increased 9.5% in 2002 to approximately $487 billion. This marked the fourth consecutive year of an increasing rate of growth and the first time since 1991 that hospital spending growth outpaced that in healthcare overall. Hospital care is the single largest category of healthcare expenditures, accounting for an estimated 31.3% of total healthcare spending in 2002. Hospital care expenditures are expected to grow at a compound annual rate of 6.1% from 2003 through 2013.

      We believe that the following healthcare trends will benefit well-positioned hospital companies:

•	Demographics. The aging population and increasing life expectancy are increasing demand for healthcare services.

•	Stable Reimbursement Environment. The acute care hospital sector has experienced an improved managed care pricing environment and a relatively stable Medicare pricing environment during the last few years. The reimbursement outlook continues to be favorable for hospitals, due in part to the 2005 through 2007 rate increases provided for in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. However, the Act requires hospitals to submit certain quality indicator information in order to receive the full amount of these rate increases, and the rate increases could be reduced, in whole or in part, by future legislation.

•	Acute Care Hospital Consolidation. In recent years, many non-investor owned hospitals (which constitute 84% of the nation’s hospitals) have embraced acquisitions by, and strategic alliances with, investor-owned hospitals. In addition to select opportunities in the investor-owned sector, we expect to see substantial consolidation opportunities in the not-for-profit sector as its participants increasingly seek the capital and operational expertise that the investor-owned sector can provide.

Competitive Strengths

      We believe that the following competitive strengths will allow us to remain a leading owner and operator of acute care hospitals:

•	Established Presence in High Growth Markets. We believe we are strategically positioned to capitalize on the positive demographic growth trends in the markets we serve because most of our hospitals are located in markets with population growth rates in excess of the national average and many of our hospitals, especially those in Florida and Arizona, are in areas that have typically attracted older individuals and retirees.

•	Demonstrated Ability to Improve Same-Facility Operating Performance. Since 2001, we have significantly improved our financial performance by investing in our hospitals and implementing operational changes.

•	Significant Investment in Integrated Information Systems. We believe our implementation, across all of our operations, of an advanced information systems platform provides us with an advantage over our competitors.

•	Strong Return on Invested Capital. We believe that the combination of our historical investments and our fiscal 2004 capital projects provide us with a foundation for strong, near-term growth.

•	Diverse Portfolio of Hospitals. Our broad geographic footprint diversifies our revenue base and payor mix, thus reducing our exposure to any one market or payor.

•	Proven and Committed Management Team. Our management team has extensive operational experience in managing both private and publicly traded hospital companies through periods of rapid growth and consolidation, is accustomed to operating in a leveraged environment, and has consistently demonstrated an ability to improve the operating performance and competitive position of our hospitals.

Business Strategy

      The key elements of our business strategy are to:

•	Focus on Operational Excellence. Our management team has extensive multi-facility operating experience and focuses on operational excellence at each of our facilities through using our advanced information systems, expanding our profitable product lines, focusing on resource management and improving the processes for management of our revenue cycle.

•	Strategically Invest in Our Facilities to Expand Services and Increase Revenue. We intend to increase our revenue and local presence by adhering to our disciplined approach to investing capital, which includes analyzing demographic data, utilizing our advanced information systems to identify product line profitability and consulting with physicians and payors to prioritize the needs of the communities we serve.

•	Provide High-Quality Services. We believe that quality of care is becoming an increasingly important factor in governmental reimbursement as well as in negotiating preferred managed care contracting rates, and we intend to continue to strive to provide high-quality services at each of our facilities.

•	Recruit and Retain Quality Physicians. We intend to continue to recruit and retain quality physicians for our medical staffs and maintain their loyalty to our facilities.

•	Continue to Develop Favorable Managed Care Relationships. We plan to increase patient volume at our facilities and improve profitability by negotiating favorable terms with managed care plans, entering into contracts with additional managed care plans and aligning reimbursement with acuity of services.

•	Selectively Pursue Acquisitions and Strategic Alliances. We will selectively pursue hospital acquisitions in existing and new markets where we believe we can improve the financial and operational performance of the acquired hospital or enhance our regional presence, and we will continue to expand our presence through strategic alliances with other healthcare providers. As an example of our selective acquisition strategy, on February 1, 2004, we acquired North Vista Hospital (formerly known as Lake Mead Hospital Medical Center), or North Vista, in Las Vegas, Nevada.

Risk Factors

      In considering our competitive strengths and business strategy, you should also be aware that we face risks to our business that may adversely affect our competitive position and our ability to achieve our business strategy. These risks include the following factors:

•	Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on the exchange notes.

•	Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

•	If we are unable to retain and negotiate favorable contracts with managed care plans, our net revenue may be reduced.

•	Changes in legislation may significantly reduce government healthcare spending and our revenue.

•	Our hospitals face competition for patients from other hospitals and healthcare providers that could impact patient volume.

•	If we continue to experience growth in self-pay volume and revenue, our results of operations could be adversely affected.

•	If we are unable to recruit and retain quality physicians, our financial condition or results of operations could be adversely affected.

•	Our hospitals face competition for staffing, which may increase our labor costs and reduce profitability.

•	If we fail to comply with extensive laws and government regulations, we could suffer penalties, be required to alter arrangements with investors in our hospitals or be required to make significant changes to our operations.

•	Providers in the healthcare industry have been the subject of federal and state investigations, and we may become subject to investigations in the future which could result in significant liabilities or penalties to us.

•	A failure of our information systems would adversely affect our ability to properly manage our operations.

•	If any one of the regions in which we operate experiences an economic downturn or other material change, our overall business results may suffer.

•	We may be subject to liabilities because of claims brought against our facilities.

•	Our hospitals face increasing insurance costs that may reduce our cash flows and net earnings.

•	If we are unable to control healthcare costs at Health Choice, our profitability may be adversely affected.

•	If Health Choice’s contract with the Arizona Health Care Cost Containment System were discontinued, our net revenue and profitability would be adversely affected.

•	Significant competition from other healthcare companies and state efforts to regulate the sale of not-for-profit hospitals may affect our ability to acquire hospitals.

•	Difficulties with the integration of acquisitions may disrupt our ongoing operations.

•	Difficulties with consolidation or construction of our new hospital may disrupt our ongoing operations and may require unanticipated capital expenditures.

•	State efforts to regulate the construction or expansion of hospitals could impair our ability to operate and expand our operations.

•	Our hospitals are subject to potential responsibilities and costs under environmental laws that could lead to material expenditures or liability.

      For a detailed explanation of these risks and certain other risks of participating in the exchange offer, see “Risk Factors” beginning on page 17 of this prospectus.

Principal Executive Offices

      Our principal executive offices are located at 117 Seaboard Lane, Building E, Franklin, Tennessee 37067 and our telephone number at that address is (615) 844-2747. Our corporate website address is www.iasishealthcare.com. Information contained on our website is not part of this prospectus.

The Transactions

The Merger

      IAS entered into a definitive merger agreement dated as of May 4, 2004 pursuant to which an investor group led by Texas Pacific Group acquired IAS on June 22, 2004. In the merger, IAS’s security holders received, in the aggregate, $738.0 million less the amount of certain expenses and other adjustments. In addition, approximately $647.6 million of indebtedness was refinanced in connection with the acquisition. The total transaction value, including tender premiums, consent fees and other fees and expenses, was approximately $1.5 billion.

      In order to effect the acquisition, the investor group established IASIS Investment LLC, a Delaware limited liability company, or IASIS Investment, and capitalized it with $544.0 million in cash and shares of IAS’s common stock valued at $40.0 million. Of this investment, $434.0 million in cash was contributed by entities controlled by Texas Pacific Group, such entities referred to as TPG, $110.0 million in cash was contributed by an entity controlled by JLL Partners Fund IV, such entity referred to as JLL, and $40.0 million in shares of IAS’s existing common stock was contributed by entities controlled by Trimaran Fund Management, L.L.C., such entities referred to as Trimaran. The cash contributed by the investor group was contributed by IASIS Investment to Titan Merger Corporation, a wholly owned subsidiary of IASIS Investment, which merged with and into IAS. In the merger, IAS issued shares of common and preferred stock to IASIS Investment, which is the sole stockholder of IAS after giving effect to the merger. Prior to the acquisition, IAS was controlled by JLL Partners, through its subsidiary, JLL Healthcare, LLC, which owned approximately 87.5% of the issued and outstanding common stock of IAS.

      In connection with the merger, David R. White, Sandra K. McRee, W. Carl Whitmer, Frank A. Coyle, Derek Morkel, John M. Doyle, Phillip J. Mazzuca and Larry D. Hancock agreed to roll over options to purchase an aggregate 299,900 shares of common stock of IAS into options to purchase an aggregate 3,263 shares of preferred stock of IAS, with an exercise price of $437.48 per share, and an aggregate 163,150 shares of new common stock of IAS, with an exercise price of $8.75 per share. These new rollover options are fully vested and shall remain outstanding and exercisable for the remainder of their original term.

      Prior to the merger, IAS contributed substantially all of its assets and liabilities to IASIS LLC in exchange for all of the equity interests in IASIS LLC. As a result, IAS is a holding company, IASIS LLC is a wholly owned subsidiary of IAS, and IAS’s operations are conducted by IASIS LLC, a co-issuer of the notes.

      The closing of the offering of the outstanding notes occurred on June 22, 2004, concurrently with the completion of the merger and the other financing transactions described below. The outstanding notes were sold to “qualified institutional buyers” in reliance on Rule 144A of the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. We refer to the merger, the related financing transactions and the applications of the proceeds from the financing transactions as the “Transactions.”

The Financing Transactions

      The following financing transactions occurred in connection with the merger agreement and related documents:

•	an investment made by TPG totaling $434.0 million in cash;

•	an investment made by JLL totaling $110.0 million in cash;

•	a contribution of shares of IAS common stock by Trimaran of $40.0 million;

•	the execution of an amended and restated credit agreement governing new senior secured credit facilities providing for a $425.0 million term loan, drawn at closing, and a $250.0 million revolving credit facility for working capital and general corporate purposes, which was not drawn at closing (other than outstanding letters of credit totaling $36.7 million); and

•	the issuance and sale of $475.0 million in aggregate principal amount of the outstanding notes.

      The proceeds from the financing transactions were used to:

•	pay all amounts due to the security holders of IAS under the terms of the merger agreement;

•	repay all outstanding indebtedness under our previous senior secured credit facilities;

•	repurchase IAS’s existing 13% senior subordinated notes due 2009, or the 13% notes, and 8 1/2% senior subordinated notes due 2009, or the 8 1/2% notes, and pay the related tender premiums and consent fees, pursuant to a tender offer and consent solicitation by IAS; and

•	pay the fees and expenses related to the merger and the related financing transactions.

      The following table summarizes the sources and uses of funds for the Transactions (dollars in millions):

Sources
Revolving credit facility (1)(2)	$—
Term loan (1)	425.0
Outstanding notes	475.0
Cash equity investment (3)	544.0
Contribution of IAS shares (4)	40.0

Total Sources	$1,484.0

Uses
Purchase price	$738.0
Repayment of existing senior secured credit facilities	321.1
Repurchase of existing notes (5)	366.4
Fees and expenses (6)	58.5

Total Uses	$1,484.0

(1)	See “Description of Certain Indebtedness.”
(2)	The revolving credit facility provides for availability of borrowings of up to $250.0 million. There were no borrowings under the revolving credit facility upon consummation of the Transactions; however, we had letters of credit outstanding totaling $36.7 million.
(3)	Comprised of $434.0 million from TPG and $110.0 million from JLL in exchange for common and preferred stock in IAS.
(4)	This investment is through a contribution of shares by Trimaran.
(5)	Represents $230.0 million principal amount of the 13% notes and $100.0 million principal amount of the 8 1/2% notes, plus tender premiums and consent fees of $36.4 million. All of the 8 1/2% notes were tendered in connection with IAS’s cash tender offer to purchase any and all of the 13% notes and the 8 1/2% notes. Holders of approximately $3.5 million of the 13% notes did not tender their notes. Of these funds, $3.5 million was allocated for the future retirement of the outstanding 13% notes, which were subsequently retired.
(6)	Includes commitment, placement, financial advisory and other transaction fees as well as legal, accounting and other professional fees.

The Tender Offer and Consent Solicitation

      On May 6, 2004, IAS commenced a cash tender offer to purchase any and all of the 13% notes and the 8 1/2% notes. IAS also commenced a solicitation of consents to proposed amendments to the indentures governing the notes that would amend or eliminate substantially all of the restrictive covenants and certain events of default contained in the indentures. As of the consent payment deadline, holders of approximately 98.5% of the outstanding principal amount of the 13% notes and 100% of the outstanding principal amount of the 8 1/2% notes had tendered their notes and consented to the applicable proposed amendments. IAS executed supplemental indentures implementing the proposed amendments shortly thereafter, thereby terminating withdrawal rights for tendering holders. The amendments became operative when IAS accepted for purchase and paid for tendered notes on June 22, 2004. Holders of approximately $3.5 million of the 13% notes did not tender their notes. Of the proceeds from the Transactions, $3.5 million was allocated for the future retirement of the outstanding 13% notes, which were subsequently retired.

The Investors

      Texas Pacific Group, founded in 1993 and based in Fort Worth, Texas; San Francisco, California; and London, England is a private equity firm managing over $13 billion in assets. TPG Partners IV, L.P. is a private equity fund formed in 2003 to make investments in corporate acquisitions and has in excess of $5.3 billion in committed capital. TPG Partners IV, L.P. is the principal Texas Pacific Group fund investing in our company. Texas Pacific Group and its principals seek to invest in world-class franchises across a range of industries including significant investments in healthcare (Oxford Health Plans, Quintiles Transnational), leading retailers (Petco, J. Crew, Punch Taverns – UK), branded consumer franchises (Burger King, Del Monte, Ducati), technology (ON Semiconductor, MEMC, Seagate) and airlines (Continental, America West).

      Founded in 1988 and headquartered in New York, New York, JLL Partners is a private equity investment firm managing $2.1 billion in committed capital across three funds. The firm has invested approximately $2 billion in 15 core portfolio companies, which in turn have made more than 50 strategic add-on acquisitions subsequent to JLL Partners’ investment. JLL Partners has historically invested in a wide variety of industries with a particular emphasis in healthcare. JLL Partners’ healthcare investments, in addition to IAS, have included OrNda Healthcorp, Kendall International, and AdvancePCS. JLL Partners, through its predecessor funds, has been an investor in IAS since its inception.

Ownership and Corporate Structure

      The chart below summarizes our ownership and corporate structure after the completion of the Transactions:

(1)	The investors, through IASIS Investment LLC, purchased $584.0 million of capital stock of IASIS Healthcare Corporation, consisting of $292.0 million of preferred stock and $292.0 million of common stock. The purchase was funded with $544.0 million in cash and a contribution of $40.0 million of outstanding shares of common stock of IASIS Healthcare Corporation from an existing shareholder of IAS.

(2)	IASIS Healthcare Corporation directly owns 100% of the equity interests of IASIS Healthcare LLC and has pledged such equity interests to the lenders under our new senior secured credit facilities. IASIS Healthcare Corporation is also a guarantor under the new senior secured credit facilities.

(3)	The new senior secured credit facilities consist of a $250.0 million revolving credit facility and a $425.0 million term loan.

(4)	Health Choice and our non-wholly owned subsidiaries are not guarantors of the notes.

(5)	IASIS Capital Corporation is a wholly owned subsidiary of IASIS Healthcare LLC existing solely for the purpose of serving as co-issuer of the notes. It does not have any operations or assets and will not generate any revenue.

The Exchange Offer

      On June 22, 2004, we completed a private offering of the outstanding notes. We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to deliver to you this prospectus.

Outstanding Notes	8 3/4% senior subordinated notes due 2014, which were issued on June 22, 2004.

Exchange Notes	8 3/4% senior subordinated notes due 2014, which have been registered under the Securities Act.

Exchange Offer	We are offering to exchange the exchange notes for outstanding notes. The exchange offer is not conditioned on a minimum aggregate principal amount of the outstanding notes being tendered.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on December 14, 2004 (21 business days following commencement), unless we decide to extend it.

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must complete, sign and date the letter of transmittal and send it, together with all other documents required by the letter of transmittal, including the outstanding notes that you wish to exchange, to The Bank of New York Trust Company, N.A., as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your outstanding notes by following the procedures for book-entry transfer described in this prospectus.

If your outstanding notes are held through The Depository Trust Company, or DTC, and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your outstanding notes, we urge you to contact that person promptly to tender your outstanding notes in the exchange offer.

For more information on tendering your outstanding notes, see “Exchange Offer— Terms of the Exchange Offer,” “—Procedures for Tendering” and “—Book-Entry Transfer.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and you cannot get your required documents to the exchange agent on time, you may tender your outstanding notes according to the guaranteed delivery procedures described in “Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration date of the exchange offer. To withdraw, you must deliver a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Outstanding Notes and Delivery of Exchange Notes
If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any outstanding notes that we do not accept for exchange to you promptly after the expiration date and acceptance of the outstanding notes for exchange. See “Exchange Offer— Terms of the Exchange Offer.”

Broker-Dealers	Each broker-dealer registered as such under the Exchange Act that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Fees and Expenses	We will bear all expenses related to the exchange offer. See “Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to Exchange Outstanding Notes
If you do not exchange your outstanding notes in this exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer the outstanding notes under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations
The exchange of the exchange notes for the outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Exchange Agent	We have appointed The Bank of New York Trust Company, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street 7 East, New York, New York 10286, Attention: Carolle Montreuil ((212) 815-5920). Eligible institutions may make requests by facsimile at (212) 298-1915.

The Exchange Notes

      The exchange notes will be identical to the outstanding notes except that the exchange notes have been registered under the Securities Act and will not have restrictions on transfer or registration rights. The exchange notes will evidence the same debt as the outstanding notes, and the same indenture will govern the exchange notes and the outstanding notes.

      The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the exchange notes, see “Description of Exchange Notes.”

Issuers	IASIS Healthcare LLC and IASIS Capital Corporation.

Total Amount of Exchange Notes Offered	$475.0 million aggregate principal amount of 8 3/4% senior subordinated notes due 2014.

Maturity	June 15, 2014.

Interest	8 3/4% per annum on the principal amount, payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2004.

Guarantees	Our existing and future domestic subsidiaries, other than “non-guarantor subsidiaries,” which include Health Choice and our existing non-wholly owned subsidiaries, will guarantee the exchange notes. The guarantees are full and unconditional and joint and several. See “Description of Exchange Notes— Certain Definitions.” Health Choice held $10.5 million, or 0.6%, of our consolidated assets as of June 30, 2004. The non-guarantor subsidiaries other than Health Choice held $339.6 million, or 20.8%, of our consolidated assets as of June 30, 2004. Health Choice generated $209.1 million, or 20.3%, of our consolidated net revenue for the nine months ended June 30, 2004. The non-guarantor subsidiaries other than Health Choice generated $246.9 million, or 24.0%, of our consolidated net revenue for the nine months ended June 30, 2004.

Sinking Fund	None.

Ranking	The exchange notes will be our general unsecured senior subordinated obligations, will be subordinated in right of payment to our existing and future senior debt, will be pari passu in right of payment with any of our future senior subordinated debt and will be senior in right of payment to any of our future subordinated debt.

The guarantee of the exchange notes of each guarantor will be that guarantor’s unsecured senior subordinated obligation, will be subordinated in right of payment to all of that guarantor’s existing and future senior debt, will be pari passu in right of payment with any of that guarantor’s future senior subordinated debt and will be senior in right of payment to any of that guarantor’s future subordinated debt.

In addition, the exchange notes and the guarantees of the exchange notes will be effectively subordinated to all of our and the guarantors’ secured debt to the extent of the value of the assets securing the debt and will be structurally subordinated to all liabilities and commitments (including trade payables and lease obligations) of our subsidiaries that are not guaranteeing the exchange notes.

As of June 30, 2004:

• we had an aggregate amount outstanding of $914.5 million of debt, consisting of $475.0 million of the outstanding notes and $439.5 million of senior debt (consisting of $425.0 million from IASIS LLC’s borrowings under the new senior secured credit facilities, $3.5 million of 13% notes that were not tendered (that were subsequently retired) and $11.0 million of capital lease obligations, all of which ranks senior to the notes);

• the guarantors had an aggregate amount outstanding of $907.0 million of debt, consisting of guarantees of the outstanding notes in the amount of $475.0 million and $432.0 million of senior debt (representing guarantees of borrowings under the new senior secured credit facilities and $7.0 million of capital lease obligations, all of which ranks senior to their guarantees of the notes); and

• our non-guarantor subsidiaries had an aggregate amount outstanding of approximately $72.3 million of trade payables, lease obligations and other liabilities, excluding (i) debt owing to us or other subsidiaries and (ii) borrowings under the new senior secured credit facilities that certain of the non-guarantor subsidiaries have guaranteed.

See “Description of Exchange Notes— Subordination.”

Optional Redemption	We may redeem the exchange notes, in whole or in part, at any time on or after June 15, 2009, at the redemption prices set forth in this prospectus under “Description of Exchange Notes— Optional Redemption,” plus accrued and unpaid interest and special interest, if any, to the redemption date.

In addition, prior to June 15, 2007, on one or more occasions, we may redeem up to 35% of the aggregate principal amount of the exchange notes at a purchase price equal to 108.750% of the aggregate principal amount of the exchange notes, plus accrued and unpaid interest and special interest, if any, to the redemption date, with the net proceeds of one or more equity offerings or contributions if at least 65% of the aggregate principal amount of the notes originally issued under the indenture remains outstanding after the redemption. See “Description of Exchange Notes— Optional Redemption.”

Mandatory Offer to Repurchase	If we sell certain assets without applying the proceeds in a specified manner, or experience certain change of control events, each holder of notes may require us to repurchase all or a portion of its exchange notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the repurchase date. See “Description of Exchange Notes— Repurchase at the Option of Holders.” Our ability to pay cash to holders of exchange notes upon a repurchase may be limited by our then existing financial resources. See “Risk Factors— Risk Factors Relating to the Exchange Notes— We may

not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”

Covenants	The indenture governing the exchange notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness or issue disqualified stock or preferred stock;

• pay dividends or make distributions on, redeem or repurchase our capital stock;

• incur restrictions on the ability of our subsidiaries to pay dividends or make certain other payments;

• make certain investments;

• create certain liens;

• guarantee indebtedness;

• engage in transactions with affiliates; and

• consolidate, merge or transfer all or substantially all our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Exchange Notes” in this prospectus.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement.

No Public Market	There is no established public trading market for the exchange notes.

Transfer Restrictions	The exchange notes and the guarantees of the exchange notes have been registered under the Securities Act of 1933 and are freely transferable. We do not intend to list the exchange notes on any securities exchange.

Ratios of Earnings to Fixed Charges

      For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges, excluding capitalized interest, plus amortization of capitalized interest. Fixed charges are defined as interest expensed and capitalized, plus amortization of premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense.

	Paracelsus Hospitals(1)			IAS						IASIS LLC

Pro Forma
		Nine Months						Nine	Oct. 1,	Oct. 1,	June 23,
		Ended		Year Ended				Months	2003	2003	2004
	Year Ended	September 30,		September 30,				Ended	through	through	through
	December 31,							June 30,	June 22,	June 22,	June 30,
	1998	1998	1999	2000	2001	2002	2003	2003	2004	2004	2004

Ratio of Earnings to Fixed Charges	1.20x	1.25x	1.15x	0.98x	0.62x	1.39x	1.30x	1.35x	0.33x	1.26x	1.76x

(1)	Ratios of earnings to fixed charges for the hospitals acquired by IAS in a recapitalization transaction with a subsidiary of Paracelsus Healthcare Corporation.

     IAS’s earnings were insufficient to cover its fixed charges for the years ended September 30, 2000, 2001 and the period October 1, 2003 through June 22, 2004 by approximately $1.8 million, $30.5 million and $34.3 million, respectively.

Summary of Historical Consolidated Financial Information and Other Data

      The following summary consolidated financial data as of and for the years ended September 30, 2001, 2002 and 2003 has been derived from the audited consolidated financial statements and related notes of IAS, as predecessor to IASIS LLC, which have been audited by Ernst & Young LLP, and are included elsewhere in this prospectus. The summary consolidated financial data as of and for the nine months ended June 30, 2003 and 2004 have been derived from our unaudited condensed consolidated financial statements and related notes which are included elsewhere in this prospectus, and, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for those periods. To assist in the comparability of our financial results and facilitate an understanding of our results of operations, the results of operations of IAS for October 1, 2003 to June 22, 2004 are combined with the results of operations of IASIS LLC for June 23, 2004 to June 30, 2004 and compared to the results of operations for IAS for the nine months ended June 30, 2003. The results of operations for the nine months ended June 30, 2004 may not be indicative of results that may be expected for the full year.

      The following table also presents unaudited actual operating and financial data for IAS’s acute care and Health Choice business segments for the years ended September 30, 2001, 2002 and 2003 and for the nine months ended June 30, 2003 and 2004. Fiscal 2001 includes information relating to Rocky Mountain Medical Center, which we opened in April 2000 and closed in June 2001. The nine month period ended June 30, 2004 includes five months of financial data related to the North Vista facility, which we acquired on February 1, 2004.

      You should read the following summary information in conjunction with “Selected Historical Financial Information and Other Data,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended September 30,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(dollars in thousands)
Statement of Operations Data:
Net revenue	$889,541	$949,888	$1,088,156	$805,000	$1,028,886
Costs and expenses:
Salaries and benefits	317,439	324,713	375,509	277,382	318,519
Supplies and other operating expenses	395,317	422,907	478,821	352,405	482,252
Provision for bad debts	73,417	72,238	86,231	62,090	89,997
Interest, net	64,346	55,317	53,881	39,609	40,793
Depreciation and amortization	53,163	46,111	56,280	38,817	52,167
Provision for asset revaluation, closure and other costs (1)	16,612	—	—	—	—
Write-off of debt issue costs	—	—	—	—	8,850
Loss on early extinguishment of debt	—	—	3,900	3,900	51,852
Impairment of assets held for sale (1)	—	—	11,741	11,741	—
Merger expenses	—	—	—	—	19,750

Total costs and expenses	920,294	921,286	1,066,363	785,944	1,064,180

				Nine Months Ended
	Year Ended September 30,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(dollars in thousands)
Earnings (loss) from continuing operations before gain (loss) on sale of assets, minority interests and income taxes	(30,753)	28,602	21,793	19,056	(35,294)
Gain (loss) on sale of assets, net	314	(7)	588	588	3,723
Minority interests	(441)	(1,042)	(1,828)	(1,132)	(3,220)

Earnings (loss) from continuing operations before income taxes	(30,880)	27,553	20,553	18,512	(34,791)
Income tax expense	—	—	—	—	1,181

Net earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	(30,880)	27,553	20,553	18,512	(35,972)
Earnings (loss) from discontinued operations and cumulative effect of a change in accounting principle (2)	1,000	(38,525)	—	—	—

Net earnings (loss)	$(29,880)	$(10,972)	$20,533	$18,512	$(35,972)

Segment Data:
Acute Care (3)
Net revenue	$778,987	$811,732	$934,192	$691,929	$819,766
Adjusted EBITDA (4)	99,258	122,859	139,142	106,897	126,333
Health Choice (3)
Net revenue	$110,554	$138,156	$153,964	$113,071	$209,120
Adjusted EBITDA (4)	4,110	7,171	8,453	6,226	11,785
Total
Net revenue	$889,541	$949,888	$1,088,156	$805,000	$1,028,886
Adjusted EBITDA (4)	103,368	130,030	147,595	113,123	138,118

As of June 30, 2004

(unaudited)
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$81,203
Total assets	$1,695,866
Long-term debt and capital lease obligations, including current maturities	$914,541
Member’s equity	$570,158

				Nine Months Ended
	Year Ended September 30,			June 30,

	2001	2002	2003	2003	2004

Operating Data:
Acute Care (Same-Facility) (5)
Number of acute care hospitals at end of period (6)	14	14	14	14	14
Beds in service at end of period	2,063	2,012	2,028	2,128	2,081
Average length of stay (7)	4.33	4.29	4.44	4.48	4.38
Occupancy rates (average beds in service)	44.7%	45.6%	50.0%	48.3%	50.2%
Admissions (8)	79,594	77,806	83,229	62,433	64,599
Adjusted admissions (9)	128,923	131,501	138,494	103,935	104,739
Patient days (10)	344,394	333,922	369,620	279,780	282,920
Adjusted patient days (9)	540,108	544,337	589,267	445,728	442,177
Net patient revenue per adjusted admission	$5,821	$6,017	$6,631	$6,543	$7,344
Health Choice
Covered lives	49,455	58,342	70,546	63,180	93,720
Medical loss ratio (11)	89.7%	89.0%	88.1%	88.0%	87.2%

(1)	In 2001, we recorded asset revaluation, closure and other costs of $16.6 million related to the closure of Rocky Mountain Medical Center in June 2001, employee severance costs and the write-off of deferred initial public offering costs. During 2003, we recorded an impairment charge of $11.7 million on the Rocky Mountain Medical Center net assets held for sale to reflect the estimated net proceeds from sale to potential purchasers who would convert the property’s use to retail. During the nine months ended June 30, 2004, we sold the Rocky Mountain Medical Center property and recorded a gain on the sale of this property of approximately $3.6 million.

(2)	Consists of the cumulative effect of a change in accounting principle of a $39.5 million non-cash transitional impairment charge, related to the adoption of SFAS 142, Goodwill and Other Intangible Assets, during the year ended September 30, 2002 and reversal of excess loss accrual of $1.0 million in each of the years ended September 30, 2001 and 2002.

(3)	Acute care segment data includes the results of certain non-wholly owned subsidiaries that are not guarantors of the outstanding notes. Health Choice is not a guarantor of the outstanding notes. See “Description of Exchange Notes.”

(4)	Adjusted EBITDA represents net earnings (loss) before interest, income tax expense, depreciation and amortization, minority interests, provision for asset revaluation, closure and other costs, cumulative effect of a change in accounting principle, loss from (reversal of excess loss accrual for) discontinued operations, impairment of assets held for sale, merger expenses, write-off of debt issue costs, loss on early extinguishment of debt and gain (loss) on sale of assets. Merger expenses include legal and advisory expenses and special bonus compensation of IAS incurred in connection with the merger. Management routinely calculates and communicates adjusted EBITDA and believes that it is useful to investors because it is commonly used as an analytical indicator within the healthcare industry to evaluate hospital performance, allocate resources and measure leverage capacity and debt service ability. In addition, we use adjusted EBITDA as a measure of performance for our business segments and for incentive compensation purposes. Adjusted EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles (GAAP), and the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

     The following table reconciles adjusted EBITDA, as presented above, to net earnings (loss) as reflected in our summary consolidated statements of operations and in accordance with GAAP:

				Nine Months
	Year Ended September 30,			Ended June 30,

	2001	2002	2003	2003	2004

	(in thousands)
Consolidated Results:
Net earnings (loss)	$(29,880)	$(10,972)	$20,553	$18,512	$(35,972)
Add:
Interest, net	64,346	55,317	53,881	39,609	40,793
Income tax expense	—	—	—	—	1,181
Depreciation and amortization	53,163	46,111	56,280	38,817	52,167
Minority interests	441	1,042	1,828	1,132	3,220
Provision for asset revaluation, closure and other costs	16,612	—	—	—	—
Cumulative effect of a change in accounting principle	—	39,497	—	—	—
Loss from (reversal of excess loss accrual for) discontinued operations	(1,000)	(972)	—	—	—
Impairment of assets held for sale	—	—	11,741	11,741	—
Merger expenses	—	—	—	—	19,750
Write-off of debt issue costs	—	—	—	—	8,850
Loss on early extinguishment of debt	—	—	3,900	3,900	51,852
(Gain) loss on sale of assets, net	(314)	7	(588)	(588)	(3,723)

Adjusted EBITDA	$103,368	$130,030	$147,595	$113,123	$138,118

(5)	Excludes Rocky Mountain Medical Center for fiscal 2001 and North Vista for the nine months ended June 30, 2004.

(6)	Excludes St. Luke’s Behavioral Hospital.

(7)	Represents the average number of days that a patient stayed in our hospitals.

(8)	Represents the total number of patients admitted to our hospitals for stays in excess of 23 hours. Management and investors use this number as a general measure of inpatient volume.

(9)	Adjusted admissions and adjusted patient days are general measures of combined inpatient and outpatient volume. We compute adjusted admissions/patient days by multiplying admissions/patient days by gross patient revenues and then dividing that number by gross inpatient revenues.

(10)	Represents the number of days our beds were occupied by inpatients over the period.

(11)	Represents medical claims expense as a percentage of premium revenue.

RISK FACTORS

      You should carefully consider the factors described and referred to below in addition to the other information set forth in this prospectus before deciding whether to participate in the exchange offer. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the risks set out or referred to below actually occur, the business, financial condition or results of our operations could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risk Factors Relating to the Exchange Offer

You must carefully follow the required procedures in order to exchange your outstanding notes.

      We will only issue exchange notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes. Any holder of outstanding notes who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker or dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected.

      If you do not exchange your outstanding notes for exchange notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding notes requires us to do so. The registration rights agreement requires us to use our commercially reasonable efforts to file a shelf registration statement with respect to any outstanding notes if the exchange offer is not consummated within 30 business days after the registration statement of which this prospectus is a part becomes effective or any holder of outstanding notes notifies us prior to the 20th business day following consummation of the exchange offer that it was prohibited by law or Securities and Exchange Commission policy from participating in the exchange offer or is a broker-dealer and holds outstanding notes acquired directly from us or any of our affiliates. Further, if you continue to hold any outstanding notes after the exchange offer is consummated, you may be unable to sell them because there will be fewer of these notes outstanding.

Risk Factors Relating to the Exchange Notes

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on the exchange notes.

      Our ability to pay principal, premium, if any, and interest on and to refinance indebtedness, including the exchange notes, and to fund planned capital expenditures, which are expected to be $70.0 to $80.0 million for the remainder of fiscal 2004, will depend on our ability to generate cash in the future. Our ability to fund these payments is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new senior secured credit facilities in an amount sufficient to enable us to pay the principal, premium, if any, and interest on our indebtedness, including the exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the new senior secured credit facilities, on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements, including the credit agreement governing the new senior secured credit facilities and the indenture governing the notes, may restrict us from effecting any of these alternatives.

      During the next twelve months, we are required to repay $4.3 million in principal under our new senior secured credit facilities, $41.8 million in interest under our senior subordinated notes and $2.8 million under our capital lease obligations. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	our secured debt lenders could terminate their commitments and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

      We have a significant amount of indebtedness. As of June 30, 2004, we had $914.5 million of total indebtedness (of which $425.0 million consists of borrowings under the new senior secured credit facilities, $475.0 million consists of the outstanding notes, $3.5 million consists of the 13% notes that were not tendered (that were subsequently retired) and $11.0 million consists of capital lease obligations). All of this indebtedness ranks senior to the notes. In addition, subject to restrictions in the indenture governing the notes and the credit agreement governing the new senior secured credit facilities, we may incur additional indebtedness.

      Our substantial indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, including the exchange notes;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, or other general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay principal, premium, if any, and interest on the notes and other indebtedness which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•	our ability to capitalize on business opportunities and to react to competitive pressures as compared to our competitors, may be compromised due to our high level of indebtedness; and

•	our ability to borrow additional funds or to refinance indebtedness may be limited.

      Our new senior secured credit facilities are rated by Moody’s and Standard & Poor’s. If these ratings were ever downgraded, our access to and cost of future capital could be adversely affected. Furthermore, all of our indebtedness under the new senior secured credit facilities bears interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial indebtedness would intensify.

Our debt instruments including the indenture governing the notes and the credit agreement governing the new senior secured credit facilities impose significant operating and financial restrictions on us. If we default under any of these debt instruments, we may not be able to make payments on the exchange notes.

      The indenture governing the notes and the credit agreement governing the new senior secured credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness or issue disqualified stock or preferred stock;

•	pay dividends or make distributions on, redeem or repurchase our or their capital stock;

•	incur restrictions on the ability of our subsidiaries to pay dividends or make certain other payments;

•	make certain investments;

•	create certain liens;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

      Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative financings could be obtained, or if obtained, would be on terms acceptable to us. In addition, the holders of the exchange notes will have no control over any waivers or amendments with respect to any debt outstanding other than the debt governed by the indenture. We cannot assure you that even if the holders of the exchange notes agree to waive or amend the covenants contained in the indenture, the holders of our other debt will agree to do the same with respect to their debt instruments.

      In addition to the covenants listed above, the credit agreement governing the new senior secured credit facilities requires us to meet specified financial ratios and tests and restricts our ability to make capital expenditures or prepay certain other debt. Subject to certain exceptions, the credit agreement governing our new senior secured credit facilities sets our capital expenditure limitation at $115.0 million from April 1 through the end of fiscal 2004, with this amount declining by $5.0 million each subsequent fiscal year to $100.0 million for fiscal year 2007 and thereafter. Other financial related covenants include a maximum total leverage ratio of 6.25 to 1 and a minimum interest coverage ratio of 2.00 to 1. As of June 30, 2004, our actual total leverage ratio, calculated pursuant to the credit agreement based on total indebtedness less cash and cash equivalents, was 4.71 and our actual interest coverage ratio was 2.91. We may not be able to maintain these ratios or meet these tests, and the restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities.

If we default under the indenture governing the notes, it could result in an event of default under our existing and future financing agreements or instruments, including the credit agreement governing the new senior secured credit facilities, which could allow the lenders to accelerate the related debt.

      A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements and instruments, including our inability to comply with the required financial covenants in the credit agreement governing the new senior secured credit facilities, could result in an event of default under those agreements. Such a default could allow the lenders under our financing agreements to discontinue lending, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies and to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If the lenders require immediate repayments, we may not be able to repay them and also repay the notes in full.

      The credit agreement governing the new senior secured credit facilities provides that in the event of a default on the payment of any indebtedness (including the indebtedness evidenced by the notes but excluding obligations under treasury management agreements, trade payables, accrued expenses and other current liabilities and obligations under operating leases), the lenders may:

•	declare the commitment of each lender to make loans and any obligations of the letter of credit issuer to make extensions to be terminated;

•	declare the unpaid principal amount of all outstanding loans, all interest accrued and unpaid, and all other amounts owing or payable to be immediately due and payable;

•	require that we collateralize any outstanding letter of credit obligations with cash;

•	exercise all rights and remedies available to them under the credit agreement and other loan documents; and

•	deliver a payment blockage notice to the trustee representing the holders of any subordinated indebtedness, including the trustee under the indenture governing the notes.

Despite our current indebtedness level, we may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

      As of June 30, 2004, we had up to $250.0 million available to us for additional borrowings under the new senior revolving credit facility. Any amount borrowed under the new senior secured credit facilities will be secured and senior to the exchange notes. We may also be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes and the credit agreement governing the new senior secured credit facilities do not fully prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the exchange notes, the holders of that debt will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Your right to receive payments on the exchange notes is effectively junior to those lenders who have a security interest in our and the guarantors’ assets.

      The exchange notes and each guarantee of the exchange notes will be unsecured and effectively subordinated to any of our or the guarantors’ existing or future secured indebtedness, including borrowings under the new senior secured credit facilities. As a result, upon any distribution to our or the guarantors’ creditors in a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding involving us or a guarantor or our or the guarantors’ property, the assets that serve as collateral for any secured indebtedness would be used first to satisfy the obligations under the secured indebtedness before any payments are made on any unsecured indebtedness, including the exchange notes. Holders of the exchange notes would then participate ratably in the remaining assets with all holders of our unsecured indebtedness deemed to be of the same class as the exchange notes, and potentially with all of our general creditors, based upon the respective amount owed to each holder or creditor. We cannot assure you that there would be sufficient assets remaining to pay amounts due on all or any of the exchange notes or any guarantee of the exchange notes. As a result, holders of exchange notes may receive less, ratably, than holders of secured indebtedness. As of June 30, 2004, we had an aggregate of $436.0 million of secured indebtedness under our new senior secured credit facilities. In addition, up to $250.0 million of secured indebtedness was available for borrowing by us under the new senior secured credit facilities. Borrowings under the new senior secured credit facilities are secured by substantially all of our and our domestic subsidiaries’ assets and equity interests. In addition, we may incur certain amounts of additional secured indebtedness in the future, as permitted by the indenture governing the notes and the credit agreement governing the new senior secured credit facilities.

Your right to receive payments on the exchange notes is junior to our existing and future senior indebtedness, and the existing and future senior indebtedness of the guarantors, including borrowings under the new senior secured credit facilities.

      The exchange notes and each guarantee of the exchange notes will rank behind all of our and the guarantors’ existing senior indebtedness and all of our and the guarantors’ future senior indebtedness. As a result, upon any distribution to our or the guarantors’ creditors in a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding involving us or a guarantor or our or the guarantors’ property, the holders of our and the guarantors’ senior indebtedness would be entitled to be paid in full before any payment could be made with respect to the exchange notes or the guarantees of the exchange notes.

      In addition, all payments on the exchange notes and the guarantees of the exchange notes will be blocked in the event of a payment default on designated senior indebtedness, including indebtedness under the new senior secured credit facilities, and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on designated senior indebtedness.

      In the event of a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding relating to us or the guarantors or our or the guarantors’ property, holders of the exchange notes would participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our senior indebtedness in full. However, because the indenture governing the notes requires that amounts otherwise payable to holders of the exchange notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the exchange notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of their creditors, and holders of exchange notes may receive less, ratably, than holders of our senior indebtedness.

      As of June 30, 2004, the outstanding notes and the guarantees were subordinated to $439.5 million of senior indebtedness and up to $250.0 million of senior indebtedness was available to us for borrowing under the new senior secured credit facilities. In addition, we may incur certain amounts of additional indebtedness, including senior indebtedness, in the future as permitted by the indenture governing the notes and the credit agreement governing the new senior secured credit facilities.

Your right to receive payments on the exchange notes could be adversely affected if our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

      All of our existing subsidiaries will guarantee the exchange notes, except for (i) Health Choice, Odessa Regional Hospital, LP, Jordan Valley Hospital, LP, Davis Hospital & Medical Center, LP, The Medical Center of Southeast Texas, LP, and Biltmore Surgery Center Limited Partnership, (ii) receivable subsidiaries, (iii) subsidiaries that do not guarantee the senior secured credit facilities, and (iv) our other designated future non-wholly owned subsidiaries having assets that in the aggregate represent no more than 20% of our consolidated assets. The exchange notes will be structurally subordinated to any existing and future preferred stock, indebtedness and other liabilities of any of our subsidiaries that do not guarantee the exchange notes. This is true even if such obligations do not constitute senior indebtedness. In the event of a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding of one of our non-guarantor subsidiaries, holders of a non-guarantor subsidiary’s indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available for distribution to us.

      At June 30, 2004, the outstanding notes were effectively junior to $72.3 million of trade payables, lease obligations and other liabilities of our non-guarantor subsidiaries (excluding debt owing to us or other subsidiaries and excluding borrowings under the new senior secured credit facilities that certain of the non-guarantor subsidiaries would have guaranteed). As of June 30, 2004, the non-guarantor subsidiaries other than Health Choice held approximately $339.6 million of our consolidated assets and Health Choice held approximately $10.5 million of our consolidated assets. Our consolidated assets as of June 30, 2004 were $1.7 billion. Other than Biltmore Surgery Center Limited Partnership, we own 88% to 100% of each of our non-guarantor subsidiaries.

      Approximately $3.5 million of the 13% notes were not tendered in connection with the cash tender offer included in the Transactions but were subsequently retired.

Your right to receive payments on the exchange notes could be adversely affected if we create additional non-guarantor subsidiaries or if the guarantee of any of the guarantors is released.

      The indenture governing the notes provides that, in addition to our current non-guarantor subsidiaries, a subsidiary will not be required to guarantee the notes if:

•	our board of directors designates the subsidiary as an unrestricted subsidiary and the designation would not cause a default under the indenture;

•	the subsidiary engages in no activities other than in connection with the financing of accounts receivable and in businesses related or ancillary thereto and is designated as a receivables subsidiary by our board of directors;

•	the subsidiary does not guarantee our amended and restated senior credit agreement; or

•	the subsidiary is a non-wholly owned subsidiary that has issued equity interests pursuant to a hospital investment program that has assets that, at the time of designation, together with the assets of all other non-guarantor subsidiaries so designated after the date of the indenture, represent no more than 20% of our total assets.

If we form new subsidiaries that meet any one of the foregoing requirements, they will not be required to guarantee the notes.

      In addition, the indenture governing the notes provides that a guarantee of a guarantor of the notes will be released, subject to compliance with certain provisions of the indenture:

•	in connection with any sale or other disposition of all or substantially all of the assets of that guarantor to a person other than us or one of our restricted subsidiaries;

•	in connection with any sale or other disposition of all of the capital stock of that guarantor to a person, other than us or one of our restricted subsidiaries;

•	if we designate any restricted subsidiary that is a guarantor to be an unrestricted subsidiary;

•	if that guarantor is released from its guarantee under our amended and restated senior credit agreement;

•	if that guarantor is designated as a non-guarantor subsidiary in accordance with the definition of non-guarantor subsidiary; or

•	upon legal defesance or satisfaction and discharge of the indenture.

      If any guarantor is released from its guarantee, any of its subsidiaries that are guarantors will be released from their guarantees.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

      Upon the occurrence of a “change of control,” as defined in the indenture governing the notes, we must offer to buy back all of the notes then outstanding at a price equal to 101% of the principal amount, together with any accrued and unpaid interest and special interest (as defined in the indenture), if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture, which would also be a default under the new senior secured credit facilities.

      If a change of control occurs, it is possible that we may not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes or that restrictions in the credit agreement governing the new senior secured credit facilities would not allow such repurchases. In order to satisfy our obligation, we could seek to refinance the indebtedness under the new senior secured credit facilities and the indenture or obtain a waiver from the lenders or you as a holder of the exchange notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, or at all.

      In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture governing the notes.

Federal and state laws permit courts to void guarantees under certain circumstances.

      The guarantees of the exchange notes may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our or a guarantor’s unpaid creditors. Under these laws, a court could void the obligations under the guarantee of the exchange notes, subordinate the guarantee of the exchange notes to that guarantor’s other debt or take other action detrimental to holders of the exchange notes and the guarantees of the exchange notes, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee of the exchange notes:

•	issued the guarantee of the exchange notes to delay, hinder or defraud present or future creditors;

•	received less than reasonably equivalent value or fair consideration for issuing the guarantee of the exchange notes at the time it issued the guarantee of the exchange notes;

•	was insolvent or rendered insolvent by reason of issuing the guarantee of the exchange notes;

•	was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature.

      In addition, any payment by a guarantor pursuant to any guarantee of the exchange notes could be voided and required to be returned to that guarantor or to a fund for the benefit of the creditors of that guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing indebtedness, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its indebtedness as it becomes due.

      We cannot be sure as to the standard that a court would use to determine whether or not a guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees of the exchange notes would not be voided or the guarantees of the exchange notes would not be subordinated to the guarantors’ other debt. If such a case were to occur, the guarantee of the exchange notes could also be subject to the claim that, since the guarantee of the exchange notes was incurred for our benefit and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

A small number of stockholders who own a significant percentage of the equity of IAS control all major decisions affecting our company and their interests may conflict with the interests of the holders of the exchange notes.

      After giving effect to the Transactions, TPG, through its ownership in IASIS Investment, owns 74.4% of IAS’s outstanding equity. As a result of its voting power and pursuant to the limited liability company operating agreement of IASIS Investment, TPG is entitled to nominate a majority of IAS’s board of directors and control all matters affecting us, including any determination with respect to:

•	our direction and policies;

•	the acquisition and disposition of assets;

•	future issuances of common stock, preferred stock or other securities;

•	our future incurrence of debt; and

•	any dividends on our common stock or preferred stock.

      Some decisions concerning our operations or financial structure may present conflicts of interest between TPG and the holders of the exchange notes. If we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with those of the holders of the exchange notes. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions, that, in their judgment, could enhance their equity investment even though such transactions might involve risks to the holders of the exchange notes.

There is no established trading market for the exchange notes. If an actual trading market does not develop for the exchange notes, you may not be able to resell them quickly, for the price that you paid, or at all.

      There is no established trading market for the exchange notes. Even if the registration statement becomes effective, which will generally allow resales of the exchange notes, the exchange notes will constitute a new issue of securities for which there is no established trading market. We do not intend to apply for the outstanding notes or the exchange notes to be listed on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. The initial purchasers have advised us that they intend to make a market in the outstanding notes and the exchange notes, but they are not obligated to do so. Each initial purchaser may discontinue its market making in the outstanding notes and the exchange notes at any time, in its sole discretion. As a result, we cannot assure you as to the liquidity of any trading market for the outstanding notes or the exchange notes.

      We also cannot assure you that you will be able to sell your outstanding notes or exchange notes at a particular time or at all, or that the prices that you receive when you sell them will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the exchange notes or, in the case of any holders of outstanding notes that do not exchange them, the trading market for the outstanding notes following the exchange offer. If no active trading market develops, you may not be able to resell your notes at their fair market value, or at all. Future trading prices of the notes will depend on many factors, including:

•	prevailing interest rates;

•	our operating performance and financial condition;

•	our ability to complete the exchange offer;

•	the number of holders of the outstanding notes and the exchange notes;

•	the interest of securities dealers in making a market in the outstanding notes and the exchange notes; and

•	the market for similar securities.

      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in prices of securities similar to the notes. It is possible that the market for the outstanding notes and, if issued, the exchange notes will be subject to disruptions. Any disruptions may adversely affect the prices at which you may sell your outstanding notes or, if issued, the exchange notes, regardless of our prospects and financial performance.

Risks Relating To Our Business

If we are unable to retain and negotiate favorable contracts with managed care plans, our net revenue may be reduced.

      Our ability to obtain favorable contracts with health maintenance organizations, preferred provider organizations and other managed care plans significantly affects the revenue and operating results of our hospitals. Revenue derived from health maintenance organizations, preferred provider organizations and other managed care plans accounted for 43.8% and 45.2% of our net patient revenue for the nine months ended June 30, 2004 and the year ended September 30, 2003, respectively. Our hospitals have approximately 300 managed care contracts with no one commercial payor representing more than 5% of our total net patient revenue. In most cases, we negotiate our managed care contracts annually as they come up for renewal at various times during the year. Further, many of these contracts are terminable by either party on relatively short notice. Our future success will depend, in part, on our ability to retain and renew our managed care contracts and enter into new managed care contracts on terms favorable to us. Other healthcare providers, including some with greater geographic coverage or a wider range of services, may impact our ability to enter into managed care contracts or negotiate increases in our reimbursement and other favorable terms and conditions. In one region in which we operate, the largest healthcare provider organization controls one of the largest payor organizations and operates it primarily as a closed network. The patients enrolled in this integrated health system are largely unavailable to us.

Changes in legislation may significantly reduce government healthcare spending and our revenue.

      Governmental healthcare programs, principally Medicare and Medicaid, accounted for 40.4% and 40.0% of our net patient revenue for the six months ended March 31, 2004 and the year ended September 30, 2003, respectively. In recent years, legislative changes have resulted in limitations on and, in some cases, reductions in levels of, payments to healthcare providers for certain services under many of these government programs. Further, legislative changes have altered the method of payment for various services under the Medicare and Medicaid programs. We believe that hospital operating margins across the country, including ours, have been and may continue to be under pressure because of limited pricing flexibility and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, a number of states are experiencing budget problems and have adopted or are considering legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care, including enrolling Medicaid recipients in managed care programs and imposing additional taxes on hospitals to help finance or expand states’ Medicaid systems.

Our hospitals face competition for patients from other hospitals and healthcare providers that could impact patient volume.

      In general, the hospital industry is highly competitive. Our hospitals face competition for patients from other hospitals in our markets, large tertiary care centers and outpatient service providers that provide similar services to those provided by our hospitals. Most of our facilities are located in geographic areas in which at least one other hospital provides services comparable to those offered by our hospitals, including national for-profit chains and nonprofit health systems. Some of the hospitals that compete with ours are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions and can finance capital expenditures and operations on a tax-exempt basis. In addition, the number of freestanding specialty hospitals, outpatient surgery centers and outpatient diagnostic centers has increased significantly in the areas in which we operate. Some of our competitors also have greater geographic coverage, offer a wider range of services or invest more capital or other resources than we do. If our competitors are able to achieve greater geographic coverage, improve access and convenience to physicians and patients, recruit physicians to provide competing services at their facilities, expand or improve their services or obtain more favorable managed care contracts, we may experience a decline in patient volume. Beginning in 2005, CMS expects to make public performance data relating to ten quality measures that hospitals submit in connection with their Medicare reimbursement. If any of our hospitals should achieve poor results (or results that are lower than our competitors) on these ten quality criteria, patient volumes could decline.

If we continue to experience growth in self-pay volume and revenue, our financial condition or results of operations could be adversely affected.

      Like others in the hospital industry, we have experienced an increase in our provision for bad debts as a percentage of net revenue due to a growth in self-pay volume and revenue resulting in large part from an increase in the number of uninsured patients, along with an increase in the amount of co-payments and deductibles passed on by employers to employees. Although we continue to seek ways of improving point of service collection efforts and implementing appropriate payment plans with our patients, if we continue to experience growth in self-pay volume and revenue, our results of operations could be adversely affected.

If we are unable to recruit and retain quality physicians, our financial condition or results of operations could be adversely affected.

      The success of our hospitals depends on the following factors, among others:

•	the number and quality of the physicians on the medical staffs of our hospitals;

•	the admitting practices of those physicians; and

•	our maintenance of good relations with those physicians.

      We generally do not employ physicians. Our efforts to recruit and retain physicians are affected by our managed care contracting relationships, national shortages in some specialties, such as anesthesiology and radiology, the adequacy of our support personnel, the condition of our facilities and medical equipment, the availability of suitable medical office space and federal and state laws and regulations prohibiting financial relationships that may have the effect of inducing patient referrals. Our efforts to recruit physicians has also been impacted by the inability of physicians in Texas and Florida to obtain professional liability insurance on acceptable terms. The impact in Texas has been mitigated by the recent enactment of tort reform. Although some physicians in our Florida market are continuing to have difficulty obtaining coverage, it appears that the issues in our Florida market are subsiding as carriers have begun issuing policies on terms acceptable to our physicians. We generally require all of the physicians on our medical staffs to maintain professional liability insurance or other financial guaranty as permitted by state law. If we are unable to meet the needs of physicians in the regions in which our hospitals are located, they may not want to serve on our medical staffs or they may be discouraged from referring patients to our hospitals, which could adversely affect our financial condition or results of operations.

Our hospitals face competition for staffing, which may increase our labor costs and reduce profitability.

      We compete with other healthcare providers in recruiting and retaining qualified management and staff personnel responsible for the day-to-day operations of each of our hospitals, including nurses and other non-physician healthcare professionals. In some markets, the scarce availability of nurses and other medical support personnel has become a significant operating issue. This shortage may require us to enhance wages and benefits to recruit and retain nurses and other medical support personnel, recruit personnel from foreign countries, and hire more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. Because a significant percentage of our revenue consists of fixed, prospective payments, our ability to pass along increased labor costs is constrained. Our failure to recruit and retain qualified management, nurses and other medical support personnel, or to control our labor costs could have a material adverse effect on our financial condition or results of operations.

If we fail to comply with extensive laws and government regulations, we could suffer penalties, be required to alter arrangements with investors in our hospitals or be required to make significant changes to our operations.

      The healthcare industry, including our company, is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	billing for services;

•	relationships with physicians and other referral sources;

•	adequacy of medical care;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	the screening, stabilization and transfer of patients who have emergency medical conditions;

•	licensure and certification;

•	operating policies and procedures; and

•	addition of facilities and services.

      Because many of these laws and regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. For that reason and because these laws and regulations are so complex, hospital companies face a risk of inadvertent violations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

      If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including:

•	criminal penalties;

•	civil penalties, including the loss of our licenses to operate one or more of our facilities; and

•	exclusion of one or more of our facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs.

Providers in the healthcare industry have been the subject of federal and state investigations, and we may become subject to investigations in the future which could result in significant liabilities or penalties to us.

      Both federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the healthcare area. As a result, there are numerous ongoing investigations of hospital companies, as well as their executives and managers. The Office of the Inspector General of the U.S. Department of Health and Human Services, or OIG, and the Department of Justice have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Further, under the federal False Claims Act, private parties have the right to bring “qui tam” whistleblower lawsuits against companies that submit false claims for payments to the government. Some states have adopted similar state whistleblower and false claims provisions.

      Federal and state investigations relate to a wide variety of routine healthcare operations including:

•	cost reporting and billing practices, including for Medicare outliers;

•	financial arrangements with referral sources;

•	physician recruitment activities; and

•	physician joint ventures.

      We engage in many of these and other activities which could be the subject of governmental investigations or inquiries from time to time. For example, we have significant Medicare and Medicaid billings, we have numerous financial arrangements with physicians who are referral sources to our hospitals, we have joint venture arrangements involving physician investors and we have five hospitals that have physician investors. In addition, our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, may be included in governmental investigations or named as defendants in private litigation. Any investigations of us, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity.

A failure of our information systems would adversely affect our ability to properly manage our operations.

      We rely on our advanced information systems and our ability to successfully use these systems in our operations. These systems are essential to the following areas of our business operations, among others:

•	patient accounting, including billing and collection of net revenue;

•	financial, accounting, reporting and payroll;

•	coding and compliance;

•	laboratory, radiology and pharmacy systems;

•	negotiating, pricing and administering managed care contracts; and

•	monitoring quality of care.

      If we are unable to use these systems effectively, we may experience delays in collection of net revenue and may not be able to properly manage our operations or oversee the compliance with laws or regulations.

If any one of the regions in which we operate experiences an economic downturn or other material change, our overall business results may suffer.

      Of our 15 acute care hospitals, four are located in Salt Lake City, three are located in Phoenix, three are located in Tampa-St. Petersburg, one is located in Las Vegas and four are located in the state of Texas. Any material change in the current demographic, economic, competitive or regulatory conditions in any of these regions could adversely affect our overall business results because of the significance of our operations in each of these regions to our overall operating performance. Moreover, our business is not as diversified as some competing multi-facility healthcare companies and, therefore, is subject to greater market risks. The projected population growth rates in these regions are based on assumptions beyond our control. Such projected growth may not be realized.

We may be subject to liabilities because of claims brought against our facilities.

      Plaintiffs frequently bring actions against hospitals and other healthcare providers, alleging malpractice, product liability or other legal theories. Many of these actions involve large claims and significant defense costs.

      Certain other hospital companies have been subject to class-action claims in connection with their billing practices relating to uninsured patients. Although we believe that our billing practices with respect to uninsured patients have been and will continue to be in compliance with all applicable legal requirements, we could be subject to similar claims.

      We maintain professional malpractice liability insurance and general liability insurance in amounts we believe are sufficient to cover claims arising out of the operations of our facilities. Some of the claims could exceed the scope of the coverage in effect or coverage of particular claims or damages could be denied.

      The premiums and self-insurance retentions associated with such insurance have risen substantially in recent years while our maximum coverage under our insurance policies has decreased. Consistent with 2003, our fiscal 2004 self-insured retention for professional and general liability coverage is $5.0 million per claim and $45.0 million in the aggregate. Additionally, the maximum coverage under our insurance policies is unchanged at $75.0 million. As of June 30, 2004 and September 30, 2003, our professional and general liability accrual for asserted and unasserted claims was approximately $26.3 million and $24.3 million. For the nine months ended June 30, 2004, our total premiums and self-insured retention cost for professional and general liability insurance was approximately $20.2 million.

      The rising cost of professional liability insurance and, in some cases, the lack of availability of such insurance coverage, for physicians with privileges at our hospitals increases our risk of vicarious liability in cases where both our hospital and the uninsured or underinsured physician are named as co-defendants. As a result, we are subject to greater self-insured risk and may be required to fund losses out of our operating cash flow to a greater extent than during 2003. We cannot assure you that we will be able to continue to obtain insurance coverage in the future or that, if such insurance is available, that it will be available on acceptable terms.

Our hospitals face increasing insurance costs that may reduce our cash flows and net earnings.

      The cost of insurance has negatively affected operating results and cash flows throughout the healthcare industry due to pricing pressures on insurers and fewer carriers willing to underwrite professional and general liability insurance. The rising cost of professional liability insurance coverage and, in some cases, the lack of availability of such insurance coverage, for physicians with privileges at our hospitals increases our risk of vicarious liability in cases where both our hospital and the uninsured or underinsured physician are named as co-defendants. For the nine months ended June 30, 2004, our insurance expense on a same facility basis was $19.5 million for the nine months ended June 30, 2004, an increase of $3.1 million over the prior comparable period. Some states, including some states in which we operate, have recently passed tort reform legislation or are considering such legislation to place limits on non-economic damages. However, there is no assurance that continued increases in insurance costs will not have a material adverse effect on our future operating results and cash flows. Furthermore, we cannot assure you that we will be able to continue to obtain insurance coverage in the future or that, if such insurance is available, that it will be available on acceptable terms.

If we are unable to control healthcare costs at Health Choice, our profitability may be adversely affected.

      Health Choice derives its net revenue through a contract with the Arizona Health Care Cost Containment System, which is the state agency that administers Arizona’s Medicaid program. For the nine months ended June 30, 2004, we derived 20.3% of our consolidated net revenue from this contract, compared to 14.0% in the prior comparable period. The Arizona Health Care Cost Containment System sets the capitated rates we receive at Health Choice and Health Choice subcontracts with physicians, hospitals and other healthcare providers to provide services to its enrollees. If we fail to effectively manage healthcare costs, these costs may exceed the payments we receive. Historically, our medical claims expense as a percentage of premium and other operating revenue has fluctuated. Our medical loss ratio was 87.2% for the nine months ended June 30, 2004, compared to 88.0% in the prior comparable period. Relatively small changes in these medical loss ratios can create significant changes in the profitability of Health Choice. Many factors can cause actual healthcare costs to exceed the capitated rates set by the Arizona Health Care Cost Containment System, including:

•	our ability to contract with cost-effective healthcare providers;

•	the increased cost of individual healthcare services;

•	the type and number of individual healthcare services delivered; and

•	the occurrence of catastrophes, epidemics or other unforeseen occurrences.

      Although we have been able to manage medical claims expense through a variety of techniques, we may not be able to continue to effectively manage medical claims expense in the future. Additionally, the significant increase in members since September 30, 2003 increases the risk associated with effectively managing health claims expense. If our medical claims expense increases or capitated rates set by the Arizona Health Care Cost Containment System decrease, our financial condition or results of operations may be adversely affected.

If Health Choice’s contract with the Arizona Health Care Cost Containment System were discontinued, our net revenue and profitability would be adversely affected.

      Our contract with the Arizona Health Care Cost Containment System expires September 30, 2006 with two additional one-year renewals and is terminable without cause on 90 days’ written notice or for cause upon written notice if we fail to comply with any term or condition of the contract or fail to take corrective action as required to comply with the terms of the contract. Additionally, the Arizona Health Care Cost Containment System can terminate our contract in the event of the unavailability of state or federal funding. As other health plans attempt to enter the Arizona market, we may face increased competition. If we are unable to renew, successfully rebid or compete for our contract with the Arizona Health Care Cost Containment System, or if our contract is terminated, our financial condition and results of operations would be adversely affected.

Significant competition from other healthcare companies and state efforts to regulate the sale of not-for-profit hospitals may affect our ability to acquire hospitals.

      One element of our business strategy is to expand through selective acquisitions of hospitals in our existing markets and in new growing markets. We compete for acquisitions with other healthcare companies, some of which have greater competitive advantages or financial resources than us. Therefore, we may not be able to acquire hospitals on terms favorable to us or at all. Additionally, many states, including some where we have hospitals and others where we may in the future acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the not-for-profit seller. These review and approval processes can add time to the closing of an acquisition of a not-for-profit hospital and future actions on the state level could seriously delay or even prevent our ability to acquire not-for-profit hospitals in the future.

Difficulties with the integration of acquisitions may disrupt our ongoing operations.

      We are currently in the process of integrating North Vista, which we acquired February 1, 2004, into our system. To date, we have experienced no significant difficulties in connection with this process. If we are able to successfully complete other hospital acquisitions, we cannot guarantee that we will be able to effectively integrate the acquired facilities with our existing operations. The process of integrating acquired hospitals may require a disproportionate amount of management’s time and attention, potentially distracting management from its day-to-day responsibilities. In addition, poor integration of acquired facilities could cause interruptions to our business activities, including those of the acquired facilities. As a result, we may not realize all or any of the anticipated benefits of an acquisition and we may incur significant costs related to the acquisitions or integration of these facilities. In addition, we may acquire hospitals that have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although we seek indemnification from prospective sellers covering these matters, we may nevertheless have material liabilities for past activities of acquired hospitals.

Difficulties with consolidation or construction of our new hospital may disrupt our ongoing operations and may require unanticipated capital expenditures.

      We are constructing The Medical Center of Southeast Texas, a new 210-bed hospital in Port Arthur, Texas, which we expect to open in June 2005. The total cost to build the new hospital is currently estimated to be approximately $90.0 million, and we expect to incur approximately $54.0 million in capital expenditures during the remainder of fiscal 2004 and during fiscal 2005 related to the construction of this hospital. In connection with the opening of this new hospital, we are consolidating the operations and medical staffs of Mid-Jefferson Hospital and Park Place Medical Center. Our ability to complete construction of the new hospital on our currently anticipated budget and schedule will depend on a number of factors, including, but not limited to,

•	our ability to control construction costs;

•	the failure of general contractors or subcontractors to perform under their contracts;

•	adverse weather conditions;

•	shortages of labor or materials;

•	our ability to obtain necessary licensing and other required governmental authorizations; and

•	other unforeseen problems and delays.

      As a result of these and other factors, we cannot assure you that we will not experience increased construction costs or construction delays, or that we will be able to construct the new hospital as currently planned. In addition, the construction of the new hospital will involve a significant commitment of capital with no revenue associated with the new hospital during construction, which could have an adverse impact on our liquidity.

      We cannot assure you that we will not experience a disruption in our business when we transfer our operations to The Medical Center of Southeast Texas. In addition, some of the doctors that currently practice at Mid-Jefferson Hospital and Park Place Medical Center may not apply for privileges at the new hospital, or may change their referral patterns and choose to refer patients and perform procedures at other hospitals. Some patients that currently use our facilities at Mid-Jefferson Hospital and Park Place Medical Center may also choose to use facilities other than the new Port Arthur facility. Any disruption in our business or change in physician referral patterns or patient preferences could affect the number of admissions and volume of services provided at our new hospital and adversely affect our business, financial condition and results of operations.

State efforts to regulate the construction or expansion of hospitals could impair our ability to operate and expand our operations.

      Some states require healthcare providers to obtain prior approval, known as certificates of need, for:

•	the purchase, construction or expansion of healthcare facilities;

•	capital expenditures exceeding a prescribed amount; or

•	changes in services or bed capacity.

      In giving approval, these states consider the need for additional or expanded healthcare facilities or services. Florida and Nevada are the only states in which we currently own hospitals that have certificate of need laws. The failure to obtain any required certificate of need could impair our ability to operate or expand operations.

Our hospitals are subject to potential responsibilities and costs under environmental laws that could lead to material expenditures or liability.

      We are subject to various federal, state and local environmental laws and regulations, including those relating to the protection of human health and the environment. We could incur substantial costs to maintain compliance with these laws and regulations. To our knowledge, we have not been and are not currently the subject of any investigations relating to noncompliance with environmental laws and regulations. We could become the subject of future investigations, which could lead to fines or criminal penalties if we are found to be in violation of these laws and regulations. The principal environmental requirements and concerns applicable to our operations relate to proper management of hazardous materials, hazardous waste and medical waste, above ground and underground storage tanks, operation of boilers, chillers and other equipment, and management of building conditions, such as the presence of mold, lead-based paint or asbestos. Our hospitals engage independent contractors for the transportation and disposal of hazardous waste, and we require that our hospitals be named as additional insureds on the liability insurance policies maintained by these contractors. In addition, we maintain insurance coverage for third party liability related to the storage tanks located at our facilities in the amount $5.0 million per claim and $10.0 million in the aggregate.

      We also may be subject to requirements related to the remediation of substances that have been released into the environment at properties owned or operated by us or our predecessors or at properties where substances were sent for off-site treatment or disposal. These remediation requirements may be imposed without regard to fault, and liability for environmental remediation can be substantial.

FORWARD-LOOKING STATEMENTS

      Some of the statements we make in this prospectus are forward-looking statements. We generally identify forward-looking statements in this prospectus using words like “believe,” “intend,” “expect,” “estimate,” “may,” “should,” “plan,” “project,” “contemplate,” “anticipate,” “predict” or similar expressions. Those forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief or expectations including, but not limited to, the discussions of:

•	our operating and growth strategy (including possible acquisitions or dispositions);

•	our financing needs;

•	projections of our revenue and income or loss;

•	our capital expenditures; and

•	our future operations.

      Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results in future periods to differ materially from those anticipated in the forward-looking statements. Those risks and uncertainties include, among others, the risks and uncertainties discussed under the caption “Risk Factors” in this prospectus. Although we believe that the assumptions underlying the forward-looking statements contained in this prospectus are reasonable, any of these assumptions could prove to be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not regard the inclusion of such information as a representation by us or any other person that our objectives and plans will be achieved. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. The safe harbors provided by Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 do not apply to the exchange offer.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      We sold the outstanding notes on June 22, 2004 to Banc of America Securities LLC, Citigroup, Goldman, Sachs & Co., Lehman Brothers and Merrill Lynch & Co., as the initial purchasers, who resold the outstanding notes to “qualified institutional buyers” in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

      In connection with the issuance of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes. The following description of the registration rights agreement is a summary only. It is not complete and does not describe all of the provisions of the registration rights agreement. For more information, you should review the provisions of the registration rights agreement that we filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.

      Under the registration rights agreement, we agreed that, promptly after the effectiveness of the registration statement of which this prospectus is a part, we would offer to the holders of outstanding notes who are not prohibited by any law or policy of the Securities and Exchange Commission from participating in the exchange offer, the opportunity to exchange their outstanding notes for a new series of notes, which we refer to as the exchange notes, that are identical in all material respects to the outstanding notes, except that the exchange notes do not contain transfer restrictions, have been registered under the Securities Act and are not subject to further registration rights. We and our subsidiary guarantors have agreed to keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the outstanding notes. We and our subsidiary guarantors also have agreed to use our commercially reasonable efforts to cause the exchange offer to be consummated on or before the date that is 30 business days after the registration statement of which this prospectus is a part has become effective, or longer, if required by the federal securities laws.

      If:

•	the exchange offer is not consummated by the deadline set forth above;

•	we and our subsidiary guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or Securities and Exchange Commission policy; or

•	any holder of transfer restricted securities notifies us prior to the 20th business day following consummation of the exchange offer that:

•	it is prohibited by law or Securities and Exchange Commission policy from participating in the exchange offer; or

•	that it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the registration statement of which this prospectus is a part is not appropriate or available for such resales; or

•	that it is a broker-dealer and owns outstanding notes acquired directly from us or one of our affiliates,

then we and the subsidiary guarantors have agreed to use our commercially reasonable efforts to file with the Securities and Exchange Commission a shelf registration statement to cover resales of the outstanding notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

      We and our subsidiary guarantors will use commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

      For purposes of the preceding, a transfer restricted security is each outstanding note until the earliest to occur of:

•	the date on which the note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

•	following the exchange by a broker-dealer in the exchange offer of an outstanding note for an exchange note, the date on which the exchange note is sold to a purchaser who receives from the broker-dealer on or prior to the date of sale a copy of this prospectus;

•	the date on which the note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

•	the date on which the note is distributed to the public pursuant to Rule 144 under the Securities Act.

      We and our subsidiary guarantors also have agreed:

•	unless the exchange offer would not be permitted by applicable law or Securities and Exchange Commission policy, we and our subsidiary guarantors will commence the exchange offer and use our commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission, exchange notes in exchange for all outstanding notes tendered in the exchange offer; and

•	if obligated to file a shelf registration statement, we will use our commercially reasonable efforts to file the shelf registration statement with the Securities and Exchange Commission on or prior to 30 days after the filing obligation arises and to cause the shelf registration to be declared effective by the Securities and Exchange Commission on or prior to 90 days after the obligation arises.

      If:

•	we and our subsidiary guarantors fail to consummate the exchange offer within 30 business days of the effective date of the registration statement of which this prospectus is a part; or

•	the shelf registration statement or the registration statement of which this prospectus is a part is declared effective but thereafter ceases to be effective or usable in connection with resales of transfer restricted securities during the periods specified in the registration rights agreement, then a registration default shall be deemed to have occurred and we and our subsidiary guarantors will pay special interest to each holder of outstanding notes, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to a per annum rate of 0.25% on the principal amount of outstanding notes held by such holder. The amount of the special interest will increase by an additional per annum rate of 0.25% with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of special interest for all registration defaults of 1.00% per annum on the principal amount of outstanding notes constituting transfer restricted securities. All accrued special interest will be paid by us and our subsidiary guarantors on each interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of certificated outstanding notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

      Following the cure of all registration defaults, the accrual of special interest will cease. Holders of outstanding notes will be required to make certain representations to us in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their outstanding notes included in the shelf registration statement and benefit from the provisions regarding special interest set forth above.

      By acquiring transfer restricted securities, a holder will be deemed to have agreed to indemnify us and our subsidiary guarantors against certain losses arising out of information furnished by the holder in writing for inclusion in any registration statement. Holders of outstanding notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of notice to that effect from us.

Resale of the Exchange Notes

      Based on no action letters of the Securities and Exchange Commission staff issued to unrelated parties, we believe that exchange notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	the exchange notes are acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in and are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are not our affiliate within the meaning of Rule 144 under the Securities Act or a broker-dealer that acquired outstanding notes directly from us or an affiliate for its own account.

      The Securities and Exchange Commission, however, has not considered the exchange offer for the exchange notes in the context of a no action letter, and the Securities and Exchange Commission may not make a similar determination as in the no action letters issued to these unrelated parties.

      If you tender outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes or otherwise do not satisfy the foregoing criteria, you:

•	cannot rely on the interpretations by the Securities and Exchange Commission staff discussed above;

•	will not be able to exchange your outstanding notes for exchange notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the outstanding notes, unless the resale is made pursuant to an exemption from, or is otherwise not subject to, those requirements.

      Unless an exemption from registration is otherwise available, any security holder intending to distribute exchange notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically described in this prospectus. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

      Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue exchange notes in principal amount equal to the principal amount of outstanding notes surrendered in the exchange offer. Outstanding notes may be tendered only for exchange notes and only in integral multiples of $1,000.

      The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

      As of the date of this prospectus, $475,000,000 in aggregate principal amount of the outstanding notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

      We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Securities and Exchange Commission. Outstanding notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These outstanding notes will continue to be entitled to the rights and benefits such holders have under the indenture relating to the notes.

      We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

      If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

      We will return any outstanding notes that we do not accept for exchange for any reason to the tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

      The exchange offer will expire at 5:00 p.m., New York City time, on December 14, 2004 (21 business days following commencement), unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

      We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

      In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension and will notify the registered holders of outstanding notes of the extension by making a public announcement of any extension, specifying the principal amount of outstanding notes tendered to date, each no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

      If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes,

•	to extend the exchange offer, or

•	to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of and the approvals required under the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner. We may amend the terms of the exchange offer if as a result of any change in law or applicable interpretations thereof by the staff of the Securities and Exchange Commission, we determine upon advice of our counsel that we are not permitted to effect the exchange offer as described in this prospectus. We will not delay payment of accepted outstanding notes after the expiration date.

      Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement and a post-effective registration statement of which this prospectus is a part. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we may extend the exchange offer.

Conditions to the Exchange Offer

      We will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes if as a result of any change in law or applicable interpretations thereof, including releases and no-action letters, by the staff of the Securities and Exchange Commission, we determine upon advice of our counsel that we are not permitted to effect the exchange offer as described in this prospectus.

      In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable Securities and Exchange Commission rules, regulations or interpretations to allow us to use an appropriate form to register the exchange notes under the Securities Act.

      We expressly reserve the right to extend, amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the failure to be satisfied of any of the conditions to the exchange offer specified herein or in the letter of transmittal. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes promptly.

      These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion prior to the expiration of the exchange offer. All conditions to the exchange offer must be satisfied or waived before the expiration of the exchange offer. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. If we waive or amend the foregoing conditions in a manner we determine constitutes a material change, we will promptly disclose the waiver or amendment in a manner reasonably calculated to inform the holders of the outstanding notes of the waiver or amendment, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver or amendment and the manner of disclosure, if the exchange offer would otherwise expire during that five to ten business day period.

      In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

Procedures for Tendering Generally

      Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

•	mail or deliver such letter of transmittal or facsimile to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date; or

•	comply with the automated tender offer program procedures of DTC described below.

      In addition, either:

•	the exchange agent must receive outstanding notes along with the letter of transmittal;

•	the exchange agent must receive, prior to 5:00 p.m., New York City time, on the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal. The exchange agent must receive such documents prior to 5:00 p.m., New York City time, on the expiration date.

      The tender by a holder that is not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

      THE METHOD OF DELIVERY OF OUTSTANDING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. RATHER THAN MAIL THESE ITEMS, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR OUTSTANDING NOTES TO US. YOU MAY REQUEST YOUR BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

How to Tender If You are a Beneficial Owner

      If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

      The transfer of registered ownership, if permitted under the indenture for the notes, may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

      You must have signatures on a letter of transmittal or a notice of withdrawal, as described below, guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act. In addition, the entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

When You Need Endorsements or Bond Powers

      If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes. A member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

      If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering Through DTC’s Automated Tender Offer Program

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

      The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering outstanding notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against such participant.

Determinations Under the Exchange Offer

      We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue Exchange Notes

      In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange in the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

      If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned to their tendering holder. In the case of outstanding notes tendered by book-entry transfer in the exchange agent’s account at DTC according to the procedures described below, such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

      By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	you are not our affiliate, as defined in Rule 144 of the Securities Act;

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes to be issued in the exchange offer;

•	you are acquiring the exchange notes in your ordinary course of business; and

•	if you are a broker-dealer, that you will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that you will comply with the registration and prospectus delivery requirement of the Securities Act in connection with any resale of the exchange notes.

Book Entry Transfer

      The exchange agent will establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to 5:00 p.m., New York City time, on the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may tender if:

•	the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered,

•	stating that the tender is being made thereby, and

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent you if you wish to tender your outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address indicated on the cover page of the letter of transmittal, or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

      Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn, and

•	identify the outstanding notes to be withdrawn, including the principal amount of such withdrawn outstanding notes.

      If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding notes and otherwise comply with the procedures of DTC.

      We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

      Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such outstanding notes will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration date.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, telephone, electronic mail or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	Securities and Exchange Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees and printing costs;

•	reasonable fees and disbursements of counsel for the initial purchasers of the outstanding notes incurred in connection with the registration statement of which this prospectus is a part and, in the event of any shelf registration statement, reasonable fees and disbursements (not to exceed $25,000) of one firm or counsel designated by the holders of a majority of the aggregate principal amount of the outstanding notes to act as counsel for the holders in connection with the shelf registration statement; and

•	related fees and expenses.

Transfer Taxes

      You will not be obligated to pay any transfer taxes in connection with the tender of outstanding notes unless you instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

Consequences of Failure to Exchange

      If you do not exchange your outstanding notes for exchange notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or unless the offer or sale is exempt from the registration requirements under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Accounting Treatment

      We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes. This carrying value is the aggregate principal amount of the outstanding notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other Considerations

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

Exchange Agent

      The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the letter of transmittal should be addressed to the exchange agent, as follows:

By Mail, Hand or Overnight Courier:	By Facsimile: (212) 298-1915

The Bank of New York

Corporate Trust Operations
Reorganization Unit
101 Barclay Street 7 East
New York, New York 10286
Attention: Carolle Montreuil
For Information or Confirmation by Telephone:
(212) 815-5920

      Requests for additional copies of this prospectus, the letter of transmittal or related documents should be directed to the exchange agent.

USE OF PROCEEDS

      We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The form and terms of the exchange notes are identical in all respects to the form and terms of the outstanding notes, except the exchange notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights. Outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and will not be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

      The following table sets forth as of June 30, 2004 the actual cash and cash equivalents and consolidated capitalization of IASIS LLC. You should read the following information in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated audited and unaudited financial statements and accompanying notes, included elsewhere in this prospectus.

As of
June 30,
2004

(in millions)
Cash and cash equivalents	$81.2

Debt (including current portion):
13% senior subordinated notes (1)	3.5
Outstanding notes	475.0
Capital lease obligations (2)	11.0
Revolving credit facility (3)	—
Term loan	425.0

Total debt	914.5
Member’s equity	570.2

Total capitalization	$1,484.7

(1)	Includes the 13% senior subordinated notes that were not tendered by their holders.

(2)	Consists primarily of medical equipment under capital lease arrangements.

(3)	The revolving credit facility provides for availability of borrowings of up to $250.0 million. There were no borrowings under the revolving credit facility upon consummation of the Transactions; however, we had letters of credit outstanding totaling $36.7 million.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

      The following tables present selected historical financial data for the years ended September 30, 2000, 2001, 2002 and 2003 derived from the audited consolidated financial statements of IAS, as predecessor to IASIS LLC, and include financial data for the ten hospitals that we acquired from Tenet Healthcare Corporation from October 15, 1999, their date of acquisition. The audited consolidated financial statements and the related notes to the audited consolidated financial statements for the years ended September 30, 2001, 2002 and 2003, together with the related report of independent auditors are included elsewhere in this prospectus.

      The following tables also present selected historical financial data for the hospitals that IAS acquired in a recapitalization transaction with a subsidiary of Paracelsus Healthcare Corporation for the fiscal year ended December 31, 1998, and for the nine months ended September 30, 1998 and 1999. The selected financial data for the year ended December 31, 1998 and the nine months ended September 30, 1999 have been derived from the audited combined financial statements of the Paracelsus hospitals. We have derived the selected financial data for the nine months ended September 30, 1998 from the unaudited combined financial statements of the Paracelsus hospitals.

      The selected financial data for the nine months ended June 30, 2003 and 2004, respectively, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We include North Vista, which we acquired February 1, 2004, for the nine months ended June 30, 2004. Data for the period from October 1, 2003 through June 22, 2004 reflects the results of operations of IAS, and data for the period from June 23, 2004 through June 30, 2004 reflects the results of operations of IASIS LLC following the Transactions. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. The selected financial information and other data presented below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

										IASIS
				IAS						LLC

	Paracelsus Hospitals (1)
								Nine	October 1,	June 23,
	Year Ended	Nine Months Ended		Year Ended				Months	2003	2004
	December 31,	September 30,		September 30,				Ended	through	through
								June 30,	June 22,	June 30,
	1998	1998	1999	2000 (1)	2001 (1)	2002	2003	2003	2004	2004

		(unaudited)						(unaudited)		(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Net revenue	$178,309	$134,017	$137,397	$815,163	$889,541	$949,888	$1,088,156	$805,000	$997,160	$31,726
Costs and expenses:
Salaries and benefits	63,158	47,306	47,169	285,451	317,439	324,713	375,509	277,382	308,881	9,638
Supplies and other operating expenses	71,346	55,073	56,846	285,083	303,819	306,300	350,226	258,294	298,471	9,578
Medical claims	—	—	—	72,469	91,498	116,607	128,595	94,111	168,338	5,865
Provision for bad debts	11,822	8,131	9,934	60,579	73,417	72,238	86,231	62,090	87,466	2,531
Interest, net	17,088	13,426	7,304	62,352	64,346	55,317	53,881	39,609	39,673	1,120
Depreciation and amortization	11,770	8,606	9,620	47,559	53,163	46,111	56,280	38,817	50,490	1,677
Allocated management fees	6,587	4,940	5,027	—	—	—	—	—	—	—
Recapitalization costs (2)	—	—	—	3,478	—	—	—	—	—	—
Reversal of excess loss contract accrual (3)	(7,500)	(7,500)	—	—	—	—	—	—	—	—
Provision for asset revaluation, closure and other costs (4)	—	—	—	—	16,612	—	—	—	—	—
Write-off of debt issue costs	—	—	—	—	—	—	—	—	8,850	—
Loss on early extinguishment of debt	—	—	—	—	—	—	3,900	3,900	51,852	—
Impairment of assets held for sale (4)	—	—	—	—	—	—	11,741	11,741	—	—
Merger expenses	—	—	—	—	—	—	—	—	19,750	—

Total costs and expenses	174,271	129,982	135,900	816,971	920,294	921,286	1,066,363	785,944	1,033,771	30,409

Earnings (loss) from continuing operations before gain (loss) on sale of assets, minority interests, income taxes and cumulative effect of a change in accounting principle	4,038	4,035	1,497	(1,808)	(30,753)	28,602	21,793	19,056	(36,611)	1,317

										IASIS
				IAS						LLC

	Paracelsus Hospitals (1)
								Nine	October 1,	June 23,
	Year Ended	Nine Months Ended		Year Ended				Months	2003	2004
	December 31,	September 30,		September 30,				Ended	through	through
								June 30,	June 22,	June 30,
	1998	1998	1999	2000 (1)	2001 (1)	2002	2003	2003	2004	2004

		(unaudited)						(unaudited)		(unaudited)
	(dollars in thousands)
Gain (loss) on sale of assets, net	—	—	—	—	314	(7)	588	588	3,731	(8)
Minority interests	(68)	(54)	140	(74)	(441)	(1,042)	(1,828)	(1,132)	(3,098)	(122)

Earnings (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	3,970	3,981	1,637	(1,882)	(30,880)	27,553	20,553	18,512	(35,978)	1,187
Income tax expense	—	—	—	2,219	—	—	—	—	1,152	29

Net earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	3,970	3,981	1,637	(4,101)	(30,880)	27,553	20,553	18,512	(37,130)	1,158
Earnings (loss) from discontinued operations and cumulative effect of a change in accounting principle (5)	(490)	(435)	(587)	(10,602)	1,000	(38,525)	—	—	—	—

Net earnings (loss)	$3,480	$3,546	$1,050	$(14,703)	$(29,880)	$(10,972)	$20,553	$18,512	$(37,130)	$1,158

Balance Sheet Data (at end of period):
Cash and cash equivalents	$1,485	$4,005	$—	$—	$6,056	$—	$101,070	$74,491		$81,203
Total assets	216,319	222,458	213,259	873,839	866,309	898,483	1,029,999	995,665		1,695,866
Long-term debt and capital lease obligations (including current portion)	2,273	1,269	1,499	557,654	550,177	582,943	664,434	664,252		914,541
Stockholders’ equity (deficit) (6)	(85,634)	(85,568)	(84,585)	5,431	166,294	155,544	176,099	174,058		—
Member’s equity	—	—	—	—	—	—	—	—	—	570,158

(1)	The selected financial data includes complete financial data for the Paracelsus hospitals for all of the periods noted with the exception of Rocky Mountain Medical Center, which was closed as of June 30, 1997. We reopened Rocky Mountain Medical Center on April 10, 2000 and subsequently closed it on June 2, 2001. The results of Rocky Mountain Medical Center are included in the years ended September 30, 2000 and 2001.

(2)	We incurred legal, accounting and other related charges of approximately $3.5 million in connection with the recapitalization in fiscal 2000.

(3)	The loss reserve of approximately $38.1 million initially recorded in 1996 in connection with an unprofitable capitated Medicare managed care contract at Rocky Mountain Medical Center was reduced by $7.5 million in 1998 based on the final settlement of the unprofitable payor contract.

(4)	In 2001, we recorded asset revaluation, closure and other costs of $16.6 million related to the closure of Rocky Mountain Medical Center in June 2001, employee severance costs and the write-off of deferred initial public offering costs. During 2003, we recorded an impairment charge of $11.7 million on the Rocky Mountain Medical Center net assets held for sale to reflect the estimated net proceeds from sale to potential purchasers who would convert the property’s use to retail. During the six months ended March 31, 2004, we sold Rocky Mountain Medical Center property and recorded a gain on the sale of this property of approximately $3.6 million.

(5)	Consists of the cumulative effect of a change in accounting principle of a $39.5 million non-cash transitional impairment charge, related to the adoption of SFAS 142, Goodwill and Other Intangible Assets, during the year ended September 30, 2002 and reversal of excess loss accrual (loss on discontinued operations and disposal) of $(10.6) million, $1.0 million, and $1.0 million for the years ended September 30, 2000, 2001 and 2002, respectively.

(6)	On October 26, 2000, all shares of our mandatorily redeemable Series A and Series B preferred stock were exchanged for shares of our common stock on the basis of ten common shares for each preferred share. The exchange was recorded in the first quarter of 2001 and increased our stockholders’ equity by approximately $189.3 million.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

      The following unaudited pro forma consolidated financial data with respect to IASIS LLC is based on the historical consolidated financial statements of IAS, as predecessor to IASIS LLC. Set forth below are the following unaudited pro forma financial statements:

•	the pro forma consolidated statement of operations for the year ended September 30, 2003, assuming the Transactions and the acquisition of North Vista occurred as of October 1, 2002; and

•	the pro forma consolidated statement of operations for the period October 1, 2003 through June 22, 2004, assuming the Transactions and the acquisition of North Vista occurred as of October 1, 2003.

      The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent our financial condition or our results of operations had the Transactions and the acquisition of North Vista occurred on or as of the dates noted above or to project the results for any future date or period. In the opinion of management, all adjustments have been made that are necessary to present fairly the unaudited pro forma consolidated financial information.

      The unaudited pro forma consolidated financial information gives effect to the following transactions as part of the Transactions: (i) the repayment of the existing term loans, the 13% notes (excluding $3.5 million that was subsequently retired) and the 8 1/2% notes (collectively referred to as the “existing debt”), (ii) the incurrence of new indebtedness under the outstanding notes and the new senior secured credit facilities (collectively referred to as the “new debt”), and (iii) the payment of tender premiums, consent fees and other transaction fees and expenses. See “The Transactions.”

      The unaudited pro forma consolidated financial information also gives effect to the acquisition of North Vista in Las Vegas, Nevada, which we acquired effective February 1, 2004 from NLVH, Inc., a subsidiary of Tenet Healthcare Corporation.

      The unaudited pro forma consolidated financial information should be read in conjunction with the consolidated financial statements and related notes of IAS, the condensed consolidated financial statements and related notes of IASIS LLC and the financial statements and related notes of NLVH, Inc., included elsewhere in this prospectus, and the information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

IASIS HEALTHCARE LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Historical
			Acquisition		Pro Forma	Transaction		As Adjusted
		North	Pro Forma		Acquisition	Pro Forma		Pro Forma
	IAS	Vista	Adjustments		Consolidated	Adjustments		Consolidated

	(in thousands)
Net Revenue
Net acute care revenue	$934,192	$95,687			$1,029,879			$1,029,879
Premium revenue	153,964	—			153,964			153,964

Total net revenue	1,088,156	95,687	—		1,183,843	—		1,183,843
Costs and expenses:
Salaries and benefits	375,509	35,012			410,521			410,521
Supplies	152,199	19,629			171,828			171,828
Medical claims	128,595	—			128,595			128,595
Other operating expenses	198,027	21,221			219,248			219,248
Provision for bad debts	86,231	21,204			107,435			107,435
Interest, net	53,881	5,500	(5,500	)(1)
			1,120	(2)	55,001	(52,747	)(5)
						59,003	(5)	61,257
Depreciation and amortization	56,280	2,748	(2,748	)(3)
			2,100	(3)	58,380	(3,671	)(6)
						6,283	(6)	60,992
Write-off debt issue costs	3,900	—			3,900			3,900
Loss on early extinguishment of debt	—	—			—	—	(7)	—
Impairment of assets held for sale	11,741	—			11,741			11,741
Merger expenses	—	—			—	—	(7)	—

Total costs and expenses	1,066,363	105,314	(5,028)		1,166,649	8,868		1,175,517
Earnings (loss) before gain on sale of assets, minority interests, and income taxes	21,793	(9,627)	5,028		17,194	(8,868)		8,326
Gain on sale of assets, net	588	—	—		588	—		588
Minority interests	(1,828)	—	—		(1,828)	—		(1,828)

Earnings (loss) before income taxes	20,553	(9,627)	5,028		15,954	(8,868)		7,086
Income tax expense (benefit)	—	(3,595)	3,595	(4)	—	—		—

Net earnings (loss)	$20,553	$(6,032)	$1,433		$15,954	$(8,868)		$7,086

(1)	To eliminate $5.5 million of interest expense recorded by NLVH, Inc. during the period related to debt retained by the seller.

(2)	To record estimated interest incurred by IAS for the year ended September 30, 2003 assuming debt would have been required had the acquisition occurred at the beginning of the period, including the use of cash on hand, as follows:

$22.4 million revolving credit facility loan proceeds at 6.79% Borrowing is considered outstanding from the beginning of the period through June 6, 2003 (date on which IAS received proceeds from the 8 1/2% notes)	$1,044,000
$22.4 million of cash on hand used at 0.91% money market funds rate. Cash is considered on hand from June 6, 2003 (date on which IAS received proceeds from the 8 1/2% notes) through the end of the period	76,000

Total estimated annual interest incurred by IAS	$1,120,000

     Each  1/8% change in the floating interest rate applicable to the $22.4 million revolving credit facility loan proceeds would result in a pre-tax increase or decrease to interest expense of approximately $28,000 during the year ended September 30, 2003.

(3)	To eliminate year-to-date depreciation and amortization expense recorded by NLVH, Inc. of $2.7 million and to record annual depreciation expense of $2.1 million based upon the estimated fair value and remaining useful life of property and equipment recorded as part of the preliminary purchase price allocation and initiating IAS’s depreciation policies.

(4)	To eliminate $3.6 million of income tax expense (benefit) recorded by NLVH, Inc. during the year based on IAS’s income tax assumptions for the year ended September 30, 2003. IAS recorded no income tax expense (benefit) for the year based upon the utilization of a valuation allowance.

(5)	To eliminate $52.7 million of historical interest expense associated with the existing debt and record $59.0 million of interest expense on the new $475 million 8 3/4% senior subordinated notes and the new $675 million senior secured credit facilities (of which $425 million is outstanding in the form of a term loan).

(6)	To eliminate the historical expense of $3.7 million for the amortization of debt issue costs on the existing debt that was paid off as part of the Transactions and record expense of $6.3 million for the amortization of debt issue costs relating to the new $475 million 8 3/4% senior subordinated notes and the new $675 million senior secured credit facilities (including $3.6 million for the amortization of the bridge loan fee over one year).

(7)	Does not reflect as pro forma adjustments the $51.9 million of loss on early extinguishment of debt or the $19.8 million of merger expenses because both are directly related to the Transactions and will not have any continuing impact on IASIS LLC.

     The pro forma adjustments presented above are subject to change given adjustments to the preliminary purchase price allocation. Management believes that any such changes would not have a material impact on the pro forma consolidated statement of operations for the year ended September 30, 2003.

IASIS HEALTHCARE LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD OCTOBER 1, 2003 THROUGH JUNE 22, 2004

			Acquisition		Pro Forma	Transaction		As Adjusted
		North	Pro Forma		Acquisition	Pro Forma		Pro Forma
	IAS	Vista	Adjustments		Consolidated	Adjustments		Consolidated

	(in thousands)
Net Revenue:
Net acute care revenue	794,887	39,154	—		834,041	—		834,041
Premium revenue	202,273	—	—		202,273	—		202,273

Total net revenue	997,160	39,154	—		1,036,314	—		1,036,314
Costs and expenses:
Salaries and benefits	308,881	12,301	—		321,182	—		321,182
Supplies	129,665	6,409			136,074	—		136,074
Medical claims	168,338	—	—		168,338	—		168,338
Other operating expenses	168,806	7,024	—		175,830	—		175,830
Provision for bad debts	87,466	12,669	—		100,135	—		100,135
Interest, net	39,673	1,363	(1,363	)(1)	—	—
	—	—	105	(2)	39,778	(39,222	)(5)
						42,299	(5)	42,855
Depreciation and amortization	50,490	891	(891	)(3)
	—	—	698	(3)	51,188	(2,271)	(6)
						4,751	(6)	53,668

Write-off debt issue costs	8,850	—	—		8,850	—		8,850
Loss on early extinguishment of debt	51,852	—	—		51,852	(51,852	)(7)	—
Impairment of assets held for sale	—	16,850	—		16,850			16,850
Merger expenses	19,750	—	—		19,750	(19,750	)(8)	—

Total costs and expenses	1,033,771	57,507	(1,451)		1,089,827	(66,045)		1,023,782
Earnings (loss) before gain on sale of assets, minority interests, and income taxes	(36,611)	(18,353)	1,451		(53,513)	66,045		12,532
Gain on sale of assets, net	3,731		—		3,731			3,731
Minority interests	(3,098)		—		(3,098)			(3,098)

Earnings (loss) before income taxes	(35,978)	(18,353)	1,451		(52,880)	66,045		13,165
Income tax expense (benefit)	1,152	(7,020)	7,020	(4)	1,152			1,152

Net earnings (loss)	$(37,130)	$(11,333)	$(5,569)		$(54,032)	$66,045		$12,013

(1)	To eliminate $1.4 million of interest expense recorded by NLVH, Inc. during the period prior to acquisition related to debt retained by the seller.

(2)	To record estimated interest expense (foregone interest income) of $105,000 incurred by IAS for the period related to the use of $22.4 million of cash on hand, assuming an average interest rate of 0.91% on cash invested in money market funds.

Each 1/8% change in the floating interest rate applicable to the use of $22.4 million in cash on hand would result in a pre-tax increase or decrease to interest expense (forgone interest income) of approximately $21,000 during the period.

(3)	To eliminate depreciation and amortization expense recorded by NLVH, Inc. during the period of $891,000 and to record depreciation expense of $698,000 for the period based upon the estimated fair value and remaining useful life of property and equipment recorded as part of the preliminary purchase price allocation and initiating IAS’s depreciation policies.

(4)	To eliminate $7.0 million of income tax expense (benefit) recorded by NLVH, Inc. during the period based on IAS’s income tax assumptions for the period ended June 22, 2004. IAS recorded income tax expense (benefit) for the period based upon the utilization of a valuation allowance.

(5)	To eliminate $39.2 million of historical interest expense associated with the existing debt and record $42.3 million of interest expense on the new $475 million 8 3/4% senior subordinated notes and the new $675 million senior secured credit facilities (of which $425 million is outstanding in the form of a term loan).

(6)	To eliminate the historical expense of $2.3 million for the amortization of debt issue costs on the existing debt that was paid off as part of the Transactions and record expense of $4.8 million for the amortization of debt issue costs relating to the new $475 million 8 3/4% senior subordinated notes and the new $675 million senior secured credit facilities (of which $425 million is outstanding in the form of a term loan).

(7)	To eliminate $51.9 million loss on early extinguishment of debt because the loss is directly related to the Transactions and does not have a continuing impact on IASIS LLC.

(8)	To eliminate $19.8 million of merger expenses because the expense is directly related to the Transactions and does not have a continuing impact on IASIS LLC.

     The pro forma adjustments presented above are subject to change given adjustments to the preliminary purchase price allocation. Management believes that any such changes would not have a material impact on the pro forma consolidated statement of operations for the period October 1, 2003 through June 22, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations with the audited consolidated financial statements, the notes to the audited consolidated financial statements, and the other financial information of IAS, as predecessor to IASIS LLC, and our unaudited condensed consolidated financial statements, the notes to our unaudited condensed consolidated financial statements and our other financial information appearing elsewhere in this prospectus. The following discussion contains forward-looking statements and involves numerous related financing transaction risks and uncertainties, including, but not limited to those described in the “Risk Factors” section of this prospectus. Our results may differ materially from those contained in any forward-looking statements. To assist in the comparability of our financial results and facilitate an understanding of our results of operations, the following overview and analysis combines the results of operations of IAS for October 1, 2003 to June 22, 2004, and April 1, 2004 to June 22, 2004 with the results of operations of IASIS LLC for June 23, 2004 to June 30, 2004 to discuss results for the three and nine months ended June 30, 2004, and compares such combined results with the results of operations of IAS for the three and nine months ended June 30, 2003.

Executive Overview

      We are a leading owner and operator of medium-sized acute care hospitals in high-growth urban and suburban markets. We operate our hospitals with a strong community focus by offering and developing healthcare services targeted to the needs of the markets we serve, promoting strong relationships with physicians and working with local managed care plans. At June 30, 2004, we owned or leased 15 acute care hospitals and one behavioral health hospital, with a total of 2,257 beds in service, located in five regions:

•	Salt Lake City, Utah;

•	Phoenix, Arizona;

•	Tampa-St. Petersburg, Florida;

•	Las Vegas, Nevada; and

•	four cities in the State of Texas, including San Antonio.

      We also have ownership interests in three ambulatory surgery centers and we own and operate a Medicaid managed health plan in Phoenix called Health Choice, that serves over 93,000 members.

Impact of Acquisitions

      Effective as of February 1, 2004, we acquired substantially all of the assets of North Vista in Las Vegas, Nevada from a subsidiary of Tenet Healthcare Corporation. The purchase price was $25.0 million. The net consideration paid, after working capital adjustments and including direct transaction costs, was $23.0 million, which was funded with cash on hand. The final purchase price is subject to net working capital and other purchase price adjustments. The Tenet subsidiary retained the accounts receivable related to the operations of the hospital. The acquisition of North Vista was accounted for using the purchase method of accounting. The results of operations of North Vista are included in our results of operations for the nine months ended June 30, 2004 from the effective date of the acquisition.

Sale of Rocky Mountain Medical Center Property

      On February 13, 2004, we sold our Rocky Mountain Medical Center property in Salt Lake City, Utah. The approximately 23.5-acre property, as well as certain associated equipment, fixtures and other personal property, were acquired by the Board of Education of the Granite School District (of Salt Lake County) for approximately $15.2 million. We recorded a gain on sale of the property during the nine months ended June 30, 2004 of $3.6 million.

Revenue and Volume Trends

      Net revenue is comprised of acute care and premium revenue. Net acute care revenue is comprised of net patient revenue and other revenue. Our acute care facilities have experienced net revenue growth due to changes in patient acuity and favorable pricing trends. Net patient revenue is reported net of contractual adjustments. The adjustments principally result from differences between the hospitals’ established charges and payment rates under Medicare, Medicaid and various managed care plans. The calculation of appropriate payments from the Medicare and Medicaid programs as well as terms governing agreements with other third-party payors are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount. Premium revenue consists of revenue from Health Choice, our Medicaid managed health plan, while other revenue includes medical office building rental income and other miscellaneous revenue. Health Choice has experienced significant revenue growth as a result of additional covered lives obtained as part of a new three-year contract between Health Choice and Arizona Health Care Cost Containment System effective October 1, 2003 and the resulting expansion of coverage in five new counties.

      The following table provides the sources of our net patient revenue by payor for the nine months ended June 30, 2003 compared to the period ended June 30, 2004.

	Nine Months
	Ended
	June 30,

	2003	2004

Medicare	28.4%	26.7%
Medicaid	11.8	13.2
Managed care	46.0	43.8
Self-pay	7.0	10.2
Other	6.8	6.1

Total	100.0%	100.0%

      North Vista, whose results are included from February 1, 2004, has a higher concentration of self-pay revenue and volume as compared to our other acute care hospitals, which has contributed to the increase in the self-pay component of our payor mix.

      A large percentage of our hospitals’ net patient revenue consists of fixed payment, discounted sources, including Medicare, Medicaid and managed care organizations. Reimbursement for Medicare and Medicaid services are often fixed regardless of the cost incurred or the level of services provided. We expect patient volumes from Medicare to increase over the long term due to the general aging of the population.

      We continue to experience growth in net revenue during fiscal year 2004. For the nine month period ended June 30, 2004, our consolidated net revenue increased $223.9 million, or 27.8%, over the same prior year period. Contributing to the growth in net revenue is an increase in net acute care revenue of $130.5 million for the nine month period ended June 30, 2004, which includes net revenue from North Vista of $40.4 million. In addition, an increase in net revenue from Health Choice of $96.0 million for the nine month period ended June 30, 2004, contributed to the increase in consolidated net revenue.

      We have experienced an increase in patient volume at our hospital operations, particularly inpatient volume, which is due to a combination of population growth in our markets, the introduction of new and expanded services at our hospitals and the acquisition of North Vista. However, the growth in same facility net revenue from our hospital operations has been driven primarily by increases in price and acuity. We continue to benefit from managed care contracting strategies and related price increases that were obtained throughout the past year, along with an increase in acuity levels from growth in inpatient surgical volume and other higher acuity product lines. Our same facility net patient revenue per adjusted admission increased 12.2% for the nine month period ended June 30, 2004 compared to the same period last year.

      Health Choice derives substantially all of its revenue through a contract with the Arizona Health Care Cost Containment System to provide specified health services to qualified Medicaid enrollees through contracts with providers. The contract requires us to provide healthcare services in exchange for fixed periodic payments and supplemental payments from the Arizona Health Care Cost Containment System. Heath Choice entered into a new three-year contract with the Arizona Health Care Cost Containment System effective October 1, 2003. As a result of our new contract, our membership at Health Choice has increased from approximately 70,000 enrollees as of September 30, 2003 to over 93,000 enrollees as of June 30, 2004. The new contract provides the Arizona Health Care Cost Containment System with two one-year renewal options following the initial term. In the event our contract was to be discontinued, our net revenue would be reduced and our profitability would be adversely affected.

Other Trends

      The following paragraphs discuss recent trends that we believe are significant factors in our current and/or future operating results and cash flows. Certain of these trends apply to the entire acute care hospital industry while others may apply to us more specifically. These trends could be short term in nature or could require long-term attention and resources. While these trends may involve certain factors that are outside of our control, the extent to which these trends affect our hospitals and our ability to manage the impact of these trends play vital roles in our current and future success. In many cases, we are unable to predict what impact these trends, if any, will have on us.

Growth in Bad Debts Resulting From Increased Self-Pay Volume and Revenue

      Like others in the hospital industry, we have experienced an increase in our provision for bad debts as a percentage of net revenue. This increase is due to a growth in self-pay volume and revenue resulting in large part from an increase in the number of uninsured patients, along with an increase in the amount of co-payments and deductibles passed on by employers to employees. We continue to focus on point-of-service collection efforts, implementing appropriate payment plans with our patients and improving processes for determining Medicaid eligibility for certain patients. As a result of our focus, point-of-service collections have increased 45.0% for the nine months ended June 30, 2004 compared to the same prior year period. However, we anticipate that if we continue to experience growth in self-pay volume and revenue, our provision for bad debts will continue to increase and our results of operations could be adversely affected.

Changes to Uninsured and Charity Care Policies

      We currently record revenue deductions for patient accounts that meet our guidelines for charity care. Other hospital companies have recently proposed changes to their charity care policies to provide discounts from gross charges to certain patients without qualifying or adequate insurance. We are currently reviewing our charity care and self-pay discounting policies and expect to enact similar changes to such policies in the near future. Currently, we do not expect that implementation of such a change will have a material impact on our results of operations.

Development of Sub-Acute Care Services

      Inpatient care is expanding to include sub-acute care when a less intensive, lower cost level of care is appropriate. We have been proactive in the development of a variety of sub-acute inpatient services to utilize a portion of our available capacity. By offering cost-effective sub-acute services in appropriate circumstances, we are able to provide a continuum of care when the demand for such services exists. We have identified opportunities to expand existing physical rehabilitation units and develop other post-acute services within our facilities. The results of our product line analyses confirm that the development and use of such units continues to be economically beneficial.

Nursing Shortage

      The hospital industry continues to experience a shortage of nurses. This shortage is forecasted to continue. Like other providers in the Phoenix, Arizona region, we have experienced difficulty in retaining and recruiting nurses in that market. We have a comprehensive recruiting and retention plan for nurses that focuses on competitive salaries and benefits as well as employee satisfaction, best practices, tuition assistance, effective training programs and workplace environment. Additionally, we are attempting to recruit qualified nurses from countries outside of the United States. Although same facility contract labor has declined, our efforts during the current fiscal year to address the nursing and other medical support personnel shortage, along with managing contract labor utilization, have contributed to an increase in nurse recruiting costs of $568,000 and an increase in total employee benefits expense of $7.2 million, or 0.2% of same facility acute care net revenue, for the nine months ended June 30, 2004 over the prior year comparable period. Should we be unsuccessful in our attempts to maintain nursing coverage adequate for our present and future needs, our future operating results could be adversely affected.

Decreased State Funding for Medicaid Programs

      Some of the states in which we operate have experienced budget constraints as a result of increased costs and lower than expected tax collections. Health and human services programs, including Medicaid and similar programs, represent a significant portion of state spending. As a response to these budgetary concerns, some states have proposed and other states may propose decreased funding for these programs. If such funding decreases are approved by the states in which we operate, our operating results and cash flows could be adversely affected.

Increasing Insurance Costs

      Consistent with 2003, our fiscal 2004 self-insured retention for professional and general liability coverage is $5.0 million per claim and $45.0 million in the aggregate. Additionally, the maximum coverage under our insurance policies is unchanged at $75.0 million. The rising cost of professional liability insurance coverage and, in some cases, the lack of availability of such insurance coverage for physicians with privileges at our hospitals, increases our risk of vicarious liability in cases where both our hospital and the uninsured or underinsured physician are named as co-defendants. The cost of insurance has negatively affected operating results and cash flows throughout the healthcare industry due to pricing pressures on insurers and fewer carriers willing to underwrite professional and general liability insurance. For the nine month period ended June 30, 2004, our insurance expense on a same facility basis increased 18.9% over the prior comparable period. Some states, including some states in which we operate, have recently passed tort reform legislation or are considering such legislation to place limits on non-economic damages. There is no assurance that continued increases in insurance costs will not have a material adverse effect on our future operating results and cash flows.

Discontinued Operations

      Our financial results from continuing operations exclude the results of Clinicare, our physician practice operations that consisted of 31 physicians in 13 offices. We completed exiting this business in fiscal 2002 by selling the assets of our physician practices and closing our practice support offices. Net revenue and expenses associated with these operations have been reclassified to discontinued operations. We incurred losses from our discontinued physician practice operations in the year ended September 30, 2000 of $10.6 million. The loss from discontinued operations for the year ended September 30, 2000, included a charge of $7.4 million to provide for costs associated with the discontinuation and disposal of the physician practice operations. During the years ended September 30, 2001 and 2002, $1.0 million and $972,000, respectively, of previously recorded loss accruals were reversed because the actual costs of discontinuing these operations were less than previously estimated. No loss accruals were reversed during the year ended September 30, 2003.

Critical Accounting Policies

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing our financial statements, we make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The following represent the estimates that we consider most critical to our operating performance and involve the most subjective and complex assumptions and assessments.

      Allowance for Doubtful Accounts. Our ability to collect outstanding receivables from third-party payors and patients is critical to our operating performance and cash flows. The primary collection risk lies with uninsured patient accounts or patient accounts for which primary insurance has paid but a patient portion remains outstanding. The provision for bad debts and the allowance for doubtful accounts relate primarily to amounts due directly from patients. Our policy for estimating the allowance for doubtful accounts is based primarily upon the type and age of the patient accounts receivable, the patient’s economic inability to pay and the effectiveness of our collection efforts. We monitor our accounts receivable balances on a monthly basis and review various analytics to support the basis for our estimates. In addition, we regularly perform hindsight procedures on historical collection and write-off experience throughout the year to determine the reasonableness of our policy for estimating the allowance for doubtful accounts. We do not pursue collection of amounts related to patients that qualify for charity care under our guidelines. Charity care accounts are deducted from gross revenue and do not affect the provision for bad debt. At June 30, 2004, our self pay amounts due from patients was $115.8 million and our total allowance for doubtful accounts was $83.1 million. Excluding third-party settlement receivables, days revenue in accounts receivable were 51 and 56 at June 30, 2004 and September 30, 2003, respectively. For the year ended September 30, 2003, the provision for bad debts increased to 9.2% of acute care net revenue compared to 8.8% for the same period in 2002. For the nine months ended June 30, 2004, the provision for bad debts on a same facility basis increased to 10.0% of acute care net revenue compared to 8.9% for the same period in the prior year. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.

      Allowance for Contractual Discounts and Settlement Estimates. We derive a significant portion of our net patient revenue from Medicare, Medicaid and managed care payors that receive discounts from our standard charges. For the years ended September 30, 2001, 2002 and 2003 and for the nine months ended June 30, 2004, Medicare, Medicaid and managed care revenue accounted for 83.2%, 85.2%, 85.2% and 83.7%, respectively, of total net patient revenue. Medicare and Medicaid regulations and various managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our healthcare facilities and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. We estimate the allowance for contractual discounts on a payor-specific basis by discharge at the patient level given our interpretation of the applicable regulations or contract terms. Management has invested significant resources in human resources and information systems to improve the estimation process. However, the services authorized and provided and resulting reimbursement are often subject to interpretation. These interpretations sometimes result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management.

      Insurance Reserves. Given the nature of our operating environment, we may become subject to medical malpractice or workers compensation claims or lawsuits. We maintain third-party insurance coverage for individual malpractice and workers compensation claims to mitigate a portion of this risk. In addition, we maintain excess coverage limiting our exposure to an aggregate annual amount for claims. We estimate our reserve for self-insured professional and general liability and workers compensation risks using historical claims data, demographic factors, severity factors, current incident logs and other actuarial analysis. As of September 30, 2003 and June 30, 2004, our professional and general liability accrual for asserted and unasserted claims was approximately $24.3 million and $26.3 million, respectively, which are included within other long-term liabilities. For the year ended September 30, 2003 and the nine months ended June 30, 2004, our total premiums and self-insured retention cost for professional and general liability insurance was approximately $21.2 million and $20.2 million, respectively. On a same facility basis, our insurance expense was $19.5 million for the nine months ended June 30, 2004, an increase of $3.1 million over the prior comparable period. Our estimated accrual of the self-insurance risk for workers compensation claims at September 30, 2003 and at June 30, 2004 was $6.0 million and $6.4 million, respectively, which is included in accrued expenses and other current liabilities. The estimated accrual for malpractice and workers compensation claims could be significantly affected should current and future occurrences differ from historical claims trends. The estimation process is also complicated by the relatively short period of time in which we have owned our healthcare facilities, as occurrence data under previous ownership may not necessarily reflect occurrence data under our ownership. While we monitor current claims closely and consider outcomes when estimating our insurance accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in the estimates.

      Medical Claims Payable. Medical claims expense, including claims paid to our hospitals, was $135.7 million, or 88.1% of Health Choice revenue, for the year ended September 30, 2003, as compared to $123.0 million, or 89.0% of Health Choice revenue, for the prior-year period. Medical claims expense, including claims paid to our hospitals, was $182.4 million, or 87.2% of Health Choice revenue, for the nine months ended June 30, 2004 compared to $99.6 million, or 88.0% of Health Choice revenue, for the comparable prior period. Our liability for medical claims was $25.8 million and $47.5 million at September 30, 2003 and at June 30, 2004, respectively. We estimate the medical claims payable using historical claims experience (including severity and payment lag time) and other actuarial analysis including number of enrollees, age of enrollees and certain enrollee health indicators to predict the cost of healthcare services provided to enrollees during any given period. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from our estimates given changes in healthcare costs or adverse experience. For the years ended September 30, 2002 and 2003, approximately $6.4 million and $7.1 million, respectively, of health plan payments made to hospitals and other healthcare entities owned by us for services provided to our enrollees were eliminated in consolidation. For the nine months ended June 30, 2003 and 2004, approximately $5.5 million and $8.2 million, respectively, of medical claims paid to our hospitals were eliminated in consolidation. Our operating results and cash flows could be materially affected by increased or decreased utilization of our owned healthcare facilities by enrollees of our health plan.

      The estimates, judgments and assumptions used by us under “Allowance for Doubtful Accounts,” “Allowance for Contractual Discounts,” “Insurance Reserves” and “Medical Claims Payable” are, we believe, reasonable, but involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Results of Operations

Selected Operating Data

      The following table sets forth certain unaudited operating data for each of the periods presented.

	Year Ended			Nine Months Ended
	September 30,			June 30,

	2001	2002	2003	2003	2004

Acute Care (1):
Number of acute care hospitals at end of period (2)	14	14	14	14	15
Beds in service at end of period	2,063	2,012	2,028	2,128	2,257
Average length of stay (days) (3)	4.32	4.29	4.44	4.48	4.38
Occupancy rates (average beds in service)	44.1%	45.6%	50.0%	48.3%	50.7%
Admissions (4)	80,511	77,806	83,229	62,433	68,324
Adjusted admissions (5)	130,502	131,501	138,494	103,935	109,405
Patient days (6)	347,689	333,922	369,620	279,780	298,994
Adjusted patient days (5)	545,781	544,337	589,267	445,728	462,310
Net patient revenue per adjusted admission	$5,849	$6,017	$6,631	$6,543	$7,398
Acute Care (Same-Facility) (7):
Number of acute care hospitals at end of period (2)	14	14	14	14	14
Beds in service at end of period	2,063	2,012	2,028	2,128	2,257
Average length of stay (days) (3)	4.33	4.29	4.44	4.48	4.38
Occupancy rates (average beds in service)	44.7%	45.6%	50.0%	48.3%	50.7%
Admissions (4)	79,594	77,806	83,229	62,433	68,324
Adjusted admissions (5)	128,923	131,501	138,494	103,935	109,405
Patient days (6)	344,394	333,922	369,620	279,780	298,994
Adjusted patient days (5)	540,108	544,337	589,267	445,728	462,310
Net patient revenue per adjusted admission	$5,821	$6,017	$6,631	$6,543	$7,344
Health Choice:
Covered lives	49,455	58,342	70,546	60,933	93,720
Medical loss ratio (8)	89.7%	89.0%	88.1%	88.0%	87.2%

(1)	Includes Rocky Mountain Medical Center for fiscal 2001 and North Vista for the nine months ended June 30, 2004.

(2)	Excludes St. Luke’s Behavioral Hospital.

(3)	Represents the average number of days that a patient stayed in our hospitals.

(4)	Represents the total number of patients admitted to our hospitals for stays in excess of 23 hours. Management and investors use this number as a general measure of inpatient volume.

(5)	Adjusted admissions and adjusted patient days are general measures of combined inpatient and outpatient volume. We compute adjusted admissions/patient days by multiplying admissions/patient days by gross patient revenue and then dividing that number by gross inpatient revenue.

(6)	Represents the number of days our beds were occupied by inpatients over the period.

(7)	Excludes Rocky Mountain Medical Center for fiscal 2001 and North Vista for the nine months ended June 30, 2004.

(8)	Represents medical claims expense as a percentage of premium revenue, including claims paid to our hospitals.

     The following table presents, for the periods indicated, information expressed as a percentage of net revenue. Such information has been derived from our audited consolidated statements of operations, which include both our acute care and Health Choice segments, for the years ended September 30, 2001, 2002 and 2003, respectively, and from our unaudited consolidated statements of operations for the nine months ended June 30, 2003 and 2004, respectively. See Note 13 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements for disclosure of our results of operations by segment.

	Year Ended			Nine Months
	September 30,			Ended June 30,

	2001	2002	2003	2003	2004

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Salaries and benefits	35.7	34.2	34.5	34.5	31.0
Supplies	14.9	14.0	14.0	13.9	13.0
Medical claims	10.3	12.3	11.8	11.7	16.9
Other operating expenses	19.2	18.2	18.2	18.1	16.9
Provision for bad debts	8.2	7.6	7.9	7.7	8.8
Depreciation and amortization	6.0	4.9	5.2	4.8	5.1
Interest expense, net	7.2	5.8	5.0	4.9	4.0
Write-off of debt issue costs	—	—	—	—	0.9
Loss on early extinguishment of debt	—	—	0.4	0.5	5.0
Impairment of assets held for sale	—	—	1.0	1.5	—
Provision for asset revaluation, closure and other costs	1.9	—	—	—	—
Loss (gain) on sale of assets, net	—	—	—	(0.1)	(0.4)
Merger expenses	—	—	—	—	1.9
Minority interests	0.1	0.1	0.1	0.2	0.3

Earnings (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(3.5)	2.9	1.9	2.3	(3.4)
Income tax expense	—	—	—	—	0.1

Net earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	(3.5)	2.9	1.9	2.3	(3.5)
Earnings (loss) from discontinued operations and cumulative effect of a change in accounting principle (1)	0.1	(4.1)	—	—	—

Net earnings (loss)	(3.4)%	(1.2)%	1.9%	2.3%	(3.5)%

(1)	Consists of a $39.5 million non-cash transitional impairment charge, related to the adoption of SFAS 142, Goodwill and Other Intangible Assets, on October 1, 2001 and reversal of excess loss accrual of $1.0 million for each of the years ended September 30, 2001 and 2002.

Nine Months Ended June 30, 2004 compared to Nine Months Ended June 30, 2003

      Net Revenue — Net revenue for the nine months ended June 30, 2004 was $1,028.9 million, an increase of $223.9 million, or 27.8%, from $805.0 million for same period in 2003. The increase in net revenue was due to a combination of an increase of $127.9 million in net revenue from hospital operations, which we refer to as our acute care service segment in our financial statements (of which $40.4 million was contributed by North Vista, which we acquired effective February 1, 2004), and an increase of $96.0 million in net revenue from Health Choice.

      Before eliminations, net revenue from our hospital operations for the nine months ended June 30, 2004 was $827.9 million, up $130.5 million, or 18.7%, from $697.4 million for the same period in 2003. For the nine months ended June 30, 2004 and 2003, approximately $8.2 million and $5.5 million, respectively, of net revenue received from Health Choice by hospitals and other healthcare entities owned by us was eliminated in consolidation. On a same facility basis, net revenue from our hospital operations increased $90.1 million, or 12.9%, which was primarily driven by an increase in patient revenue per adjusted admission of 12.2% resulting from a combination of increased acuity and price increases in our hospital operations.

      Net revenue from Health Choice was $209.1 million for the nine months ended June 30, 2004, an increase of $96.0 million, or 84.9%, from $113.1 million for the same period in 2003. Covered lives under this prepaid Medicaid plan have increased 48.3% to 93,720 at June 30, 2004 from 63,180 at June 30, 2003. The increase in covered lives has positively impacted Health Choice’s net revenue for the nine months ended June 30, 2004 compared to the same period in 2003. Our growth in covered lives is due primarily to a new three-year contract between Health Choice and Arizona Health Care Cost Containment System effective October 1, 2003 and the resulting expansion of coverage in five new counties.

      Salaries and benefits — Salaries and benefits expense from our hospital operations for the nine months ended June 30, 2004 was $311.5 million, or 37.6% of acute care net revenue, compared to $272.5 million, or 39.1%, for the nine months ended June 30, 2003. On a same facility basis, salaries and benefits expense as a percentage of acute care net revenue was 37.8% for the nine months ended June 30, 2004. The 1.3% decrease as a percentage of acute care net revenue on a same facility basis resulted from improved labor productivity through daily monitoring of staffing levels and leveraging of growth in volume and net revenue during the current year, as well as a reduction in contract labor utilization. Contract labor, a component of salaries and benefits expense, decreased $3.8 million, or 0.8% on a same facility basis as a percentage of acute care net revenue, for the nine months ended June 30, 2004, compared to the same period in 2003, as a result of our operational focus on managing the utilization of contract nursing services. Nevertheless, during the nine months ended June 30, 2004, we experienced a high level of contract labor utilization in our Arizona market as a result of continued volume growth and increases in acuity levels. Benefits expense from our same facility hospital operations increased by approximately $7.2 million, or 0.2% as a percentage of acute care net revenue, for the nine months ended June 30, 2004, compared to the same period in 2003, due primarily to the increased cost and utilization of healthcare benefits for employees. We implemented changes to our employee healthcare benefit program effective January 1, 2004 in response to the increase in the cost of healthcare benefits in fiscal 2003.

      Supplies — Supplies expense from our hospital operations for the nine months ended June 30, 2004 was $133.8 million, or 16.2% of acute care net revenue, compared to $112.0 million, or 16.1%, for the nine months ended June 30, 2004. On a same facility basis, supplies expense was 16.1% of acute care net revenue for the nine months ended June 30, 2004.

      Medical claims — Medical claims before eliminations for Health Choice increased $82.8 million to $182.4 million for the nine months ended June 30, 2004, compared to $99.6 million for the nine months ended June 30, 2003. Medical claims as a percentage of premium revenue were 87.2% for the nine months ended June 30, 2004 and 88.0% for the same period last year. The increase in medical claims expense is the result of an increase in enrollment from 63,180 members at June 30, 2003 to 93,720 members at June 30, 2004. For the nine months ended June 30, 2004 and 2003, approximately $8.2 million and $5.5 million, respectively, of medical claims paid to our hospitals was eliminated in consolidation. Medical claims represent the amounts paid by Health Choice for healthcare services provided to its members.

      Other operating expenses — Other operating expenses from our hospital operations for the nine months ended June 30, 2004 were $166.3 million, or 20.1% of acute care net revenue, compared to $143.9 million, or 20.6%, for the nine months ended June 30, 2003. On a same facility basis, other operating expenses were 20.4% of acute care net revenue for the nine months ended June 30, 2004. Along with our successful leveraging of the fixed costs included in other operating expenses over the growth in net revenue, the 0.2% decrease as a percentage of acute care net revenue on a same facility basis also reflects a $2.4 million reduction in lease expense, offset in part by increases in insurance expense, marketing, legal expenses and physician recruiting costs. Insurance expense increased by approximately $3.1 million on a same facility basis for the nine months ended June 30, 2004 compared to the nine month period ended June 30, 2003. We expect our other operating expenses to continue to be negatively impacted for the near term by these insurance expense increases as a result of continued cost pressures on the professional liability insurance market. Additionally, same facility physician recruiting expense, legal expenses, and marketing expense increased by $2.0 million, $1.9 million and $2.4 million, respectively, for the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003. The $5.7 million increase in other operating expenses for our Health Choice segment from $2.1 million at June 30, 2003 to $7.8 million at June 30, 2004 was primarily the result of a new premium tax which was implemented by the Arizona Health Care Cost Containment System effective October 1, 2003. The premium tax for the nine months ended June 30, 2004 equaled $4.3 million and is offset by a corresponding increase in the premium revenue paid by the Arizona Health Care Cost Containment System to Health Choice.

      Provision for bad debts — Provision for bad debts for our hospital operations for the nine months ended June 30, 2004 was $90.0 million, or 10.9% of acute care net revenue, compared to $62.1 million, or 8.9%, for the nine months ended June 30, 2003. This increase is due, in part, to North Vista which has a higher concentration of self-pay revenue and volume as compared to our other acute care hospitals. On a same facility basis, the provision for bad debts was $78.7 million, or 10.0% of acute care net revenue for the nine months ended June 30, 2004. The 1.1% increase on a same facility basis as a percentage of acute care net revenue was due primarily to growth in self-pay revenue resulting from an increase in the number of uninsured and underinsured patients. Additionally, the provision for bad debts has been negatively affected by an increase in the amount of co-pays and deductibles passed on by employers to employees. We continue to focus on point-of-service collection efforts, implementing appropriate payment plans with our patients and improving processes for determining Medicaid eligibility for certain patients. As a result of our focus, point-of-service collections have increased 45.0% for the nine months ended June 30, 2004 compared to the same prior year period.

      Depreciation and amortization — The $13.4 million increase in depreciation and amortization expense from $38.8 million for the nine months ended June 30, 2003 to $52.2 million for the same period in 2004 was primarily the result of the acceleration of depreciation on two of our facilities in anticipation of consolidating the operations of these hospitals into a new hospital in the Port Arthur, Texas area by June 2005. This resulted in $9.0 million of additional depreciation in the nine months ended June 30, 2004 as compared to the same period in the prior year. The remaining change in depreciation expense for the nine months ended June 30, 2004 is the result of incremental depreciation expense on North Vista and other additions to property and equipment during fiscal years 2003 and 2004. These additions are the result of the implementation of our capital strategy, pursuant to which we have made substantial investments in our existing facilities.

      Interest expense, net — The $1.2 million increase in interest expense, net of interest income, from $39.6 million for the nine months ended June 30, 2003 to $40.8 million for the same period in 2004 was due to additional interest expense incurred on our 8 1/2% senior subordinated notes issued in June 2003, offset by a decline in interest rates. Borrowings under our senior secured credit facilities bear interest at variable rates. The weighted average interest rate of outstanding borrowings under the senior secured credit facilities was approximately 4.6% for the nine months ended June 30, 2004, compared to 5.8% for the nine months ended June 30, 2003.

      Minority interests — Minority interests increased $2.1 million to $3.2 million in for the nine months ended June 30, 2004 compared to $1.1 million for the same prior year period. Minority interests represent the third party portion of earnings of our non-wholly owned subsidiaries included in our consolidated statements of operations. The increase in minority interests relates primarily to our successful syndication of four of our hospital subsidiaries during fiscal 2003 and the first three months of fiscal 2004, pursuant to which each subsidiary sold limited partnership units to third party investors.

      Income tax expense — We recorded a provision for state income taxes for the nine months ended June 30, 2004 of $1.2 million. We recorded no provision for income taxes for the nine months ended June 30, 2003 due to the use of deferred tax assets that were previously reserved with a valuation allowance.

      Net earnings (loss) — Net earnings (loss) decreased from $18.5 million for the nine months ended June 30, 2003 to ($36.0) million for the nine months ended June 30, 2004. Net loss for the nine months ended June 30, 2004 includes a $3.6 million gain on the sale of our Rocky Mountain Medical Center property and $8.9 million in write-off of deferred financing costs, along with $51.9 million in loss on early extinguishment of debt and $19.8 million in merger expenses.

Year Ended September 30, 2003 Compared to Year Ended September 30, 2002

      Net revenue — Net revenue for the year ended September 30, 2003 was $1.1 billion, an increase of $138.3 million, or 14.6%, from $949.9 million for the year ended September 30, 2002. The increase in net revenue was a combination of an increase of $122.5 million in net revenue from hospital operations, which we refer to as our acute care service segment in our financial statements, and an increase of $15.8 million in net revenue from Health Choice.

      Before eliminations, net revenue from our hospital operations for the year ended September 30, 2003 was $941.3 million, an increase of $123.2 million, or 15.1%, from $818.1 million for the year ended September 30, 2002. For the years ended September 30, 2003 and 2002, approximately $7.1 million and $6.4 million, respectively, of net revenue received from Health Choice by hospitals and other healthcare entities owned by us was eliminated in consolidation. Net adjustments to estimated third-party payor settlements, also known as prior years contractuals, resulted in a decrease in net revenue of $5.0 million for the year ended September 30, 2003 compared to an increase in net revenue of $2.0 million for the same period last year. Our net patient revenue per adjusted admission increased 10.2% for the year ended September 30, 2003 compared to the year ended September 30, 2002. The increase in net patient revenue per adjusted admission was due primarily to rate increases and increased acuity.

      Admissions increased 7.0% from 77,806 for the year ended September 30, 2002 to 83,229 for the same period in 2003, and patient days increased 10.7% from 333,922 for the year ended September 30, 2002 to 369,620 for the same period in 2003. Adjusted admissions increased 5.3% from 131,501 for the year ended September 30, 2002 to 138,494 for the same period in 2003, and adjusted patient days increased 8.3% from 544,377 for the year ended September 30, 2002 to 589,267 for the same period in 2003. The increase in admissions and adjusted admissions was the result of our focus on upgrading medical equipment and technology, expanding services at certain facilities including expanded emergency rooms and recruiting additional physicians. The average length of stay resulting from admissions and patient days increased 3.0% from 4.29 days for the year ended September 30, 2002 to 4.44 days for the same period in 2003. The increase in length of stay was attributable in part to greater acuity, an increase in sub-acute services and growth in other product lines with expected longer lengths of stay.

      Net revenue from Health Choice was $154.0 million for the year ended September 30, 2003, an increase of $15.8 million, or 11.4%, from $138.2 million for the year ended September 30, 2002. Covered lives under this prepaid Medicaid plan have increased 13.4% from 58,342 at September 30, 2002 to approximately 70,000 at September 30, 2003. The increase in covered lives has positively impacted Health Choice’s net revenue for the year ended September 30, 2003 compared to the year ended September 30, 2002. The growth in covered lives is due primarily to a change in the eligibility standards in Arizona beginning in April 2001, with additional phase-in dates in July 2001 and October 2001, which increased the Medicaid-eligible population. Effective October 1, 2003, Health Choice entered into a new three-year contract with the Arizona Health Care Cost Containment System. As a result of our new contract, our membership at Health Choice has increased to over 90,000 lives.

      Salaries and benefits — Salaries and benefits expense from our hospital operations for the year ended September 30, 2003 was $368.8 million, or 39.2%, of acute care net revenue, compared to $319.4 million, or 39.0%, for the year ended September 30, 2002. The 0.2% increase as a percentage of acute care net revenue was due primarily to general wage inflation and an increase in employee benefits and contract labor. Contract labor, a component of salaries and benefits expense, increased by $9.7 million, or a 0.8% increase as a percent of acute care net revenue, for the year ended September 30, 2003 compared to the year ended September 30, 2002. This increase was due primarily to significant volume growth in certain markets requiring greater utilization of agency nurses and technicians, coupled with increases in rates charged by staffing agencies. Benefits expense from our hospital operations increased by approximately $10.1 million, or a 0.2% increase as a percent of acute care net revenue, for the year ended September 20, 2003 compared to the same period in 2002 due primarily to the increased cost and utilization of healthcare benefits for employees. We have implemented changes to our employee healthcare benefit program that took effect January 1, 2004 in response to the increase in the cost of healthcare benefits in 2003.

      Supplies — Supplies expense from our hospital operations for the year ended September 30, 2003 was $151.9 million, or 16.1% of acute care net revenue, compared to $132.6 million, or 16.2%, for the year ended September 30, 2002. The 0.1% decrease as a percentage of acute care net revenue was due in part to increased compliance with our group purchasing contract. This contract has resulted in better pricing generally and greater discounts on certain implants, offset by an overall increase in acuity levels, which resulted in an increased utilization of higher cost medical supplies such as cardiac implants and certain drugs. During the fourth quarter of 2003, we entered into a new contract for the distribution of pharmaceutical and medical supplies for certain of our facilities. The change in distributor was made to achieve better service and price savings on such supplies.

      Medical claims — Medical claims expense before eliminations for Health Choice increased $12.7 million to $135.7 million for the year ended September 30, 2003 compared to $123.0 million for the year ended September 30, 2002. For the years ended September 30, 2003 and 2002, approximately $7.1 million and $6.4 million, respectively, of medical claims expense paid to our hospitals was eliminated in consolidation. Medical claims expense represents the amounts paid by Health Choice for health care services provided to its members. The increase in medical claims expense was due to the incremental cost of increased enrollment.

      Other operating expenses — Other operating expenses from our hospital operations for the year ended September 30, 2003 was $195.2 million, or 20.7% of acute care net revenue, compared to $171.0 million, or 20.9%, for the year ended September 30, 2002. The 0.2% decrease as a percentage of acute care net revenue was primarily a result of the leveraging of fixed costs through the growth in net revenue, offset to an extent by an increase in insurance, physician recruiting and legal expenses. Insurance expense increased by approximately $3.1 million, or in excess of 17%, for the year ended September 30, 2003 compared to the prior fiscal year. We expect our other operating expenses to continue to be negatively impacted for the near term by these insurance expense increases as a result of continued cost pressures on the professional liability insurance market. Physician recruiting expense increased by $2.9 million for the year ended September 30, 2003 compared to the prior fiscal year. Additionally, litigation-related expenses for Rocky Mountain Medical Center during fiscal year 2003 amounted to $2.6 million.

      Provision for bad debts — Provision for bad debts for our hospital operations for the year ended September 30, 2003 was $86.2 million, or 9.2% of acute care net revenue, compared to $72.2 million, or 8.8%, for the year ended September 30, 2002. The 0.4% increase as a percentage of acute care net revenue was due primarily to growth in self-pay revenue resulting from an increase in the number of uninsured patients. Additionally, the provision for bad debts has been negatively impacted by an increase in the amount of co-payments and deductibles passed on by employers to employees. We anticipate that growth in self-pay revenue will continue to negatively impact the provision for bad debts.

      Depreciation and amortization — The $10.2 million increase in depreciation and amortization expense from $46.1 million for the year ended September 30, 2002 to $56.3 million for the same period in 2003 was primarily the result of the incremental depreciation expense on additions to property and equipment during fiscal 2003. These additions are the result of the implementation of our operating strategy, pursuant to which we have made substantial investments in our existing facilities. Additionally, during the fourth quarter of 2003, we began the acceleration of depreciation on two of our facilities in anticipation of consolidating these hospitals’ operations into a new hospital for 2005. This resulted in $3.0 million of additional depreciation in 2003 as compared to 2002.

      Interest, net — The $1.4 million decrease in interest expense, net of interest income, from $55.3 million for the year ended September 30, 2002 to $53.9 million for the same period in 2003 was due to a decline in interest rates during fiscal 2003, offset by additional interest expense incurred on the 8 1/2% notes. Borrowings under the senior secured credit facilities bear interest at variable rates. The weighted average interest rate of outstanding borrowings under the senior secured credit facilities was approximately 5.7% for the year ended September 30, 2003 compared to 6.5% for the year ended September 30, 2002.

      Loss on debt extinguishment — During the year ended September 30, 2003, we recorded a $3.9 million loss on debt extinguishment as a result of the expensing of unamortized deferred financing costs associated with the refinancing of our bank credit facilities.

      Impairment of assets held for sale — During fiscal 2003, we recorded an impairment charge of $11.7 million on assets held for sale. This charge was based on the then current estimated net proceeds anticipated from the eventual sale of the Rocky Mountain Medical Center real property. The charge was taken to reflect the fact that we were considering the sale of the property to potential purchasers who would convert its use to retail.

      Minority interests — Minority interests increased $786,000 to $1.8 million in fiscal 2003 compared to $1.0 million in fiscal 2002. Minority interests represent the third party portion of earnings of our non-wholly owned subsidiaries included in our consolidated statements of operations. The increase in minority interests relates primarily to our successful syndication of three of our subsidiaries during fiscal 2003, pursuant to which we sold a percentage of each subsidiary to third party investors.

      Income tax expense — We recorded no provision for income taxes for the years ended September 30, 2003 and 2002 due to the use of deferred tax assets that were previously reserved with a valuation allowance.

      Cumulative effect of a change in accounting principle — During the year ended September 30, 2002, we recorded a $39.5 million cumulative effect of a change in accounting principle, consisting of a non-cash transitional impairment charge, related to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

      Net earnings (loss) — Net earnings (loss) increased from $(11.0) million in fiscal 2002, including the effect of the $39.5 million cumulative effect of a change in accounting principle discussed above and the $972,000 reversal of excess loss accrual for discontinued operations, to $20.6 million in fiscal 2003. Net earnings for the year ended September 30, 2003 was adversely affected by increases in depreciation and amortization expense, the impairment of assets held for sale and loss on debt extinguishment, along with interest expense on the 8 1/2% notes.

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

      Net revenue — Net revenue for the year ended September 30, 2002 was $949.9 million, an increase of $60.4 million, or 6.8%, from $889.5 million for the year ended September 30, 2001. The increase in net revenue was a combination of an increase of $32.7 million in net revenue from hospital operations, which we refer to as our acute care service segment in our financial statements, and an increase of $27.6 million in net revenue from Health Choice.

      Before eliminations net revenue from our hospital operations for the year ended September 30, 2002 was $818.1 million, an increase of $31.4 million, or 4.0%, from $786.7 million for the year ended September 30, 2001. For the years ended September 30, 2002 and 2001, approximately $6.4 million and $7.7 million, respectively, of net revenue received from Health Choice by hospitals and other healthcare entities owned by us was eliminated in consolidation. A portion of the increase in net revenue from period to period was due to a reduction in net revenue of $6.4 million in the year ended September 30, 2001 to provide for managed care valuation allowances, for healthcare service claims disputed with managed care organizations and other third-party payors and disputes that arose with respect to costs associated with patients covered under a capitated contract. Additionally, the increase in net revenue was offset by Rocky Mountain Medical Center, which generated $12.9 million of net revenue for the year ended September 30, 2001 and was closed on June 2, 2001, as discussed below. On a same facility basis, which excludes the results of Rocky Mountain Medical Center, our net patient revenue per adjusted admission increased 2.0% for the year ended September 30, 2002, compared to the year ended September 30, 2001. The increase in net patient revenue per adjusted patient day was due primarily to rate increases in our hospital operations and increased acuity.

      On a same facility basis, admissions decreased 2.2% from 79,594 for the year ended September 30, 2001, to 77,806 for the same period in 2002, and patient days decreased 3.0% from 344,394 for the year ended September 30, 2001, to 333,922 for the same period in 2002. Adjusted admissions on a same facility basis increased 2.0% from 128,923 for the year ended September 30, 2001 to 131,501 for the same period in 2002, and adjusted patient days increased 0.8% from 540,108 for the year ended September 30, 2001, to 544,377 for the same period in 2002. Volume was negatively impacted during the year ended September 30, 2002 by the results from our Arizona market as well as the closure of certain sub-acute units in other markets during the prior year. Excluding our Arizona market, admissions and adjusted admissions increased 1.4% and 4.8%, respectively, while patient days and adjusted patient days increased 1.8% and 4.6%, respectively.

      Net revenue from Health Choice was $138.2 million for the year ended September 30, 2002, an increase of $27.6 million, or 25.0%, from $110.6 million for the year ended September 30, 2001. Covered lives under this prepaid Medicaid plan have increased 18.0% from 49,455 at September 30, 2001 to 58,342 at September 30, 2002. The increase in covered lives positively impacted Health Choice’s net revenue for the year ended September 30, 2002 compared to the year ended September 30, 2001. The growth in covered lives was due primarily to a change in the eligibility standards in Arizona beginning in April 2001, with additional phase-in dates in July 2001 and October 2001, which increased the Medicaid-eligible population.

      Salaries and benefits — Salaries and benefits expense from our hospital operations for the year ended September 30, 2002 was $319.4 million, or 39.0% of acute care net revenue, compared to $312.7 million, or 39.7%, for the year ended September 30, 2001. The 0.7% decrease as a percentage of acute care net revenue was attributable to continued evaluation of and adjustments to our staffing levels and increased net revenues. Contract labor, a component of salaries and benefits expense, increased by $1.1 million for the year ended September 30, 2002 compared to the year ended September 30, 2001 due primarily to a continued shortage of nurses and technicians, coupled with increases in rates charged by staffing agencies.

      Supplies — Supplies expense from our hospital operations for the year ended September 30, 2002 was $132.6 million, or 16.2% of acute care net revenue, compared to $132.0 million, or 16.8% for the year ended September 30, 2001. The 0.6% decrease as a percentage of acute care net revenue was due in part to our new group purchasing contract which we entered into in the third quarter of 2002. This contract resulted in better pricing generally and greater discounts on implants and cardiac devices. The supplies expense improvement was also due to the implementation of improved inventory systems and processes.

      Medical claims — Medical claims expense increased $23.8 million to $123.0 million for the year ended September 30, 2002 compared to $99.2 million for the year ended September 30, 2001. For the years ended September 30, 2002 and 2001, approximately $6.4 million and $7.7 million, respectively, of medical claims expense paid to our hospitals was eliminated in consolidation. Medical claims expense represents the amounts paid by Health Choice for health care services provided to its members. The increase in medical claims expense was due to the incremental cost of increased enrollment.

      Other operating expenses — Other operating expenses from our hospital operations for the year ended September 30, 2002 was $171.0 million, or 20.9% of acute care net revenue, compared to $169.3 million, or 21.5%, for the year ended September 30, 2001. The 0.6% decrease as a percentage of acute care net revenue was the result of the leveraging of fixed costs through the growth in net revenue, offset to an extent by an increase in insurance costs. Insurance expense increased by approximately $9.3 million, or in excess of 100%, for the year ended September 30, 2002. As a result of the October 2001 acquisition of the land and buildings at two of our facilities in Arizona previously operated under long-term leases, approximately $7.5 million in rent expense for the year ended September 30, 2001 was not incurred in 2002.

      Provision for bad debts — Provision for bad debts for our hospital operations for the year ended September 30, 2002 was $72.2 million, or 8.8% of acute care net revenue, compared to $73.4 million, or 9.3%, for the year ended September 30, 2001. The 0.5% decrease as a percentage of acute care net revenue was due primarily to better performance in a number of areas in our business offices, including improved collections on self-pay accounts receivable as a result of our new national call center and procedures to qualify patients for Medicaid, which resulted in a decrease in our self-pay revenue.

      Depreciation and amortization — Depreciation and amortization expense decreased $7.1 million from $53.2 million for the year ended September 30, 2001 to $46.1 million for the same period in 2002. Effective October 1, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which eliminated amortization for goodwill and other intangible assets with indefinite lives, as discussed below. The adoption of this accounting standard was responsible for a $12.0 million decrease in amortization expense for the year ended September 30, 2002 compared to the year ended September 30, 2001. The decrease in amortization was partially offset by an increase in depreciation as a result of additions to property, plant and equipment during 2001 and 2002.

      Interest, net — The $9.0 million decrease in interest expense, net of interest income, from $64.3 million for the year ended September 30, 2001 to $55.3 million for the same period in 2002 was due to declines in interest rates during fiscal 2001 and 2002. The weighted average interest rate of outstanding borrowings under the senior secured credit facilities was approximately 6.5% for the year ended September 30, 2002 compared to 9.5% for the year ended September 30, 2001. The decrease in interest expense due to lower interest rates was partially offset by the expense of additional borrowings of approximately $55.3 million on October 15, 2001 for the acquisition of the land and buildings at two of our facilities in Arizona previously operated under long-term operating leases.

      Minority interests — Minority interests increased $601,000 to $1.0 million in fiscal 2002 compared to $441,000 for fiscal 2001. Minority interests represent the third party portion of earnings of our non-wholly owned subsidiaries included in our consolidated statements of operations. The increase in minority interests relates primarily to improved operating results by our non-wholly owned subsidiaries.

      Income tax expense — We recorded no provision for income taxes for the year ended September 30, 2002 due to the use of deferred tax assets that were previously reserved with a valuation allowance. We recorded no provision for income taxes for the year ended September 30, 2001 due to the uncertainty of realizing a tax benefit related to the losses incurred.

      Net loss — We recorded a $25.3 million reversal of preferred stock dividends during the year ended September 30, 2001. The preferred stock, which was exchanged for shares of our common stock on the basis of ten common shares for each preferred share in October 2000, was mandatorily redeemable and dividends were payable in shares of our common stock. The preferred stock was exchanged for common stock without benefit to the preferred stockholders of the accrued dividends, therefore, the accrual of dividends was reversed in the first quarter of fiscal 2001. Net loss attributable to common stockholders after the effect of the preferred stock dividend reversal for the year ended September 30, 2001 was $4.5 million compared to a net loss for the year ended September 30, 2002 of $11.0 million. The net loss for 2002 includes a cumulative effect of change in accounting principle of $39.5 million for the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of October 1, 2001.

Asset Revaluation, Closure and Other Costs

Asset Revaluation

      During the year ended September 30, 2001, we closed Rocky Mountain Medical Center and recorded a pre-tax asset revaluation charge of approximately $2.8 million related to the closure and revaluation of net assets in conjunction with their classification as held for sale. Net revenue and pre-tax losses from Rocky

Mountain Medical Center were $12.9 million and $16.1 million, respectively, for the year ended September 30, 2001, excluding the asset revaluation and closure charge.

      During the year ended September 30, 2003, we recorded an impairment charge of $11.7 million on assets held for sale based on the then current estimated net proceeds anticipated from the eventual sale of the Rocky Mountain Medical Center real property. This charge was taken to reflect the fact that we were considering the sale of the property to potential purchasers who would convert its use to retail. On February 13, 2004, we sold the Rocky Mountain Medical Center property. The approximately 23.5-acre property, as well as certain associated equipment, fixtures and other personal property, were acquired by the Board of Education of the Granite School District (of Salt Lake County) for approximately $15.2 million. Rocky Mountain Medical Center was a hospital owned by us that ceased operations in June 2001. We recorded a gain on sale of the property during the six months ended March 31, 2004 of approximately $3.6 million.

Closure Costs

      During the year ended September 30, 2001, we adopted and implemented an exit plan and recorded pre-tax closure charges of approximately $9.1 million with respect to the closure of Rocky Mountain Medical Center. These charges were comprised of approximately $1.5 million in severance and related costs, $3.5 million in facility and lease termination costs, $2.4 million in contract termination costs and $1.7 million in other exit costs. These closure plans included the involuntary termination of approximately 200 hospital and business office personnel, which were completed by September 30, 2001. During the six months ended March 31, 2004, the remainder of the accrual amount was substantially depleted. During the year ended September 30, 2003, we paid a total of $1.8 million in closure costs, which consisted of $1.0 million in facility and lease termination costs and $800,000 in other exit costs. At September 30, 2003, accrued closure costs totaled approximately $400,000. During 2002, we paid a total of $3.5 million in closure costs, which consisted of $200,000 in severance and related costs, $1.4 million in facility and lease termination costs, $400,000 in contract termination costs and $1.5 million in other exit costs. During the year ended September 30, 2001, we paid a total of $3.4 million in closure costs, including approximately $1.7 million in severance and related costs, $700,000 in facility and lease termination costs, $400,000 in contract termination costs and $600,000 in other exit costs.

Other Costs

      We recorded employee severance costs of $2.5 million during the year ended September 30, 2001 related to management severance and the termination of employees in one of our markets. In addition, during 2001, we recorded costs of $2.2 million to write-off deferred initial public offering costs. On January 22, 2001, we filed a registration statement on Form S-1 with the Commission, which was amended on February 13, 2001 and March 6, 2001, to register the sale of our common stock through an underwritten public offering. We subsequently decided not to pursue the public offering and the registration statement was terminated.

Summary of Operations by Quarter

      The following table presents unaudited quarterly operating results for the eleven quarters preceding June 30, 2004. We believe that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the consolidated financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	Quarter Ended

	Dec. 31,	March 31,	June 30,	Sept. 30,
	2001	2002	2002	2002

	(in thousands)
Net revenue	$220,881	$244,424	$239,898	$244,685
Net earnings from continuing operations	289	12,715	8,754	5,795
Net earnings (loss) (1)	(39,208)	12,715	8,754	6,767

	Quarter Ended

	Dec. 31,	March 31,	June 30,	Sept. 30,
	2002	2003	2003	2003

	(in thousands)
Net revenue	$254,765	$271,436	$278,799	$283,156
Net earnings from continuing operations	7,492	10,938	82	2,041
Net earnings (2)	7,492	10,938	82	2,041

	Quarter Ended

	Dec. 31,	March 31,	June 30,
	2003	2004	2004

	(in thousands)
Net revenue	$318,104	$355,515	$355,267
Net earnings from continuing operations	9,090	10,235	(56,041)
Net earnings (loss) (3)(4)	8,218	11,851	(56,041)

(1)	Results for the quarter ended December 31, 2001 include the cumulative effect of a change in accounting principles of $39.5 million related to the adoption of SFAS No. 142.

(2)	Results for the quarter ended June 30, 2003 include a $3.9 million loss on the extinguishment of debt and an $11.7 million charge to record the impairment of assets held for sale.

(3)	Results for the quarter ended March 31, 2004 include $8.5 million in write-off of debt issue costs and gain on sale of assets of $3.8 million.

(4)	For comparability, the results of IAS and IASIS LLC have been combined for the quarter ended June 30, 2004. These results include $51.9 million of loss on the early extinguishment of debt and $19.8 million of merger expenses.

Liquidity and Capital Resources

Operating Activities

      Our primary sources of liquidity are cash flow provided by our operations, available cash on hand and our revolving credit facility. At June 30, 2004, we had $122.8 million in net working capital, compared to $137.2 million at September 30, 2003, excluding $11.1 million in assets held for sale. We generated cash from operating activities of $18.3 million during the nine months ended June 30, 2004, compared to $70.9 million during the nine months ended June 30, 2003. Excluding $56.6 million of bond tender premiums, consent fees and other merger related expenses, cash flows provided by operating activities for the nine months ended June 30, 2004 would have been $74.9 million. Net accounts receivable increased $18.5 million (including $12.6 million in North Vista accounts receivable at June 30, 2004) from $153.2 million at September 30, 2003 to $171.7 million at June 30, 2004. We are continuing the process of integrating the operations of North Vista. Our integration procedures, which include the conversion of patient accounting and other key information systems, could cause interruption of the hospital’s business activities resulting in additional working capital investment and other costs over the near term. Since its acquisition on February 1, 2004, we have invested approximately $9.2 million in working capital at North Vista. We expect to spend an additional $3.0 million to $5.0 million in working capital and other costs to fully integrate the operations of North Vista. Excluding third-party settlement receivables, our days of net revenue outstanding on a same facility basis at June 30, 2004 were 51 as compared to 56 September 30, 2003.

Investing Activities

      Investing activities used $94.9 million during the nine months ended June 30, 2004. During the nine months ended June 30, 2004, we paid $23.0 million for the acquisition of North Vista, including direct transaction costs. Capital expenditures for the nine months ended June 30, 2004, were approximately $85.2 million. Additionally, we received $14.9 million in net proceeds from the sale of the Rocky Mountain Medical Center property. Our growth strategy requires significant capital expenditures during the year ending September 30, 2004 and future years. We expect our capital expenditures for the remainder of fiscal 2004 to be approximately $70.0 million to $80.0 million, including $30.0 million to $35.0 million of construction and other project-related costs for The Medical Center of Southeast Texas in Port Arthur, Texas, $15.0 million for the renovation and expansion of certain of our other existing facilities, $15.0 million to $20.0 million for new equipment at our facilities (including $1.0 million to $1.5 million for equipment at North Vista), and $4.0 million in information systems. We plan to open the new facility in Port Arthur in June 2005. The total cost to build the new hospital is currently estimated to be approximately $90.0 million. At June 30, 2004, we had construction and other various projects in progress with an estimated cost to complete and equip of approximately $95.8 million. During the nine months ended June 30, 2004, we entered into a four-year agreement with an information systems vendor to provide clinical information technology products and services at our hospitals. We believe that providing and demonstrating high quality of care is becoming an increasingly important factor in governmental reimbursement as well as in negotiating preferred managed care contracting rates. During the first year of the agreement, we expect to spend approximately $7.2 million in hardware and software related costs in connection with the implementation of this advanced clinical system. We plan to finance our proposed capital expenditures with net proceeds from our 8 3/4% notes and borrowings under our new senior credit facilities, as well as with cash generated from operations, real estate financing and other capital sources that may become available.

Financing Activities

      Financing activities provided net cash of $56.8 million during the nine months ended June 30, 2004. During the nine months ended June 30, 2004, we repaid $326.5 million of our 13% and 8 1/2% notes and $321.1 million of our former senior secured credit facilities in connection with the Transactions. Cash paid to securities holders of IAS in connection with the Transactions totaled $677.8 million. In addition, we repaid $1.8 million pursuant to the terms of our former senior secured credit facilities and incurred $31.5 million in debt financing costs. Sources of financing include net proceeds received in connection with the Transactions, which are comprised of $529.0 million in cash equity, $425.0 million in new senior secured debt and $475.0 million in outstanding notes.

      On June 22, 2004, as part of the Transactions, we entered into an amended and restated senior credit agreement with various lenders and repaid all outstanding indebtedness under our former senior secured credit facilities.

      The new senior secured credit facilities consist of:

•	a new senior secured Tranche B term loan of $425.0 million, which we refer to as the Term Facility; and

•	a new senior secured revolving credit facility of up to $250.0 million, which we refer to as the Revolving Facility and which is available for working capital and other general corporate purposes.

      The amended and restated senior credit agreement also contains an “accordion” feature that permits us to borrow at a later date additional term loans, maturing no earlier than the Term Facility, in an aggregate amount up to $300.0 million, subject to the receipt of commitments and the satisfaction of other conditions (including compliance with the indebtedness covenant under the notes). No commitments for such increase have been received at this time.

      The Term Facility has a maturity of seven years, with principal due in 24 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Facility during the first six years thereof, with the balance payable in four equal installments in year seven. Unless terminated earlier, the Revolving Facility has a maturity of six years. The new senior secured credit facilities are subject to mandatory prepayment under specific circumstances, including a portion of excess cash flow, a portion of the net proceeds from an initial public offering, asset sales, debt issuances and specified casualty events, each subject to various exceptions.

      The Tranche B term loan bears interest at a rate equal to LIBOR plus 2.25% per annum or at our option, the base rate plus 1.25% per annum. The loans under the Revolving Facility initially bear interest at a rate equal to LIBOR plus 2.50% per annum or at our option, the base rate plus 1.50% per annum, and, beginning after December 31, 2004, such interest may decline by as much as 0.50% if certain leverage ratios are met. A commitment fee equal to 0.50% per annum times the daily average undrawn portion of the Revolving Facility accrues and is payable quarterly in arrears.

      The amended and restated senior credit agreement generally provides for the following capital expenditure limitations, subject to certain exceptions:

Maximum Capital
Expenditures

Period from April 1, 2004 to September 30, 2004	$115,000,000
Fiscal year 2005	$110,000,000
Fiscal year 2006	$105,000,000
Fiscal year 2007 and thereafter	$100,000,000

      The amended and restated senior credit agreement requires that we comply with various other financial ratios and tests and contains covenants limiting our ability to, among other things, incur additional indebtedness; sell or dispose of assets; make investments, loans or advances; pay certain restricted payments and dividends; or amend the terms of the notes. Under the amended and restated credit agreement, we may acquire hospitals and other related businesses upon satisfaction of certain requirements, including demonstrating pro forma compliance with a maximum senior leverage ratio of 3.5 to 1, along with the maximum total leverage and minimum interest coverage ratios discussed below. Financial related covenants under the amended and restated senior credit agreement, applicable to us as of June 30, 2004, include the following ratios:

June 30,
2004

Actual Total Leverage Ratio	4.71
Maximum Total Leverage Ratio	6.25
Actual Interest Coverage Ratio	2.91
Minimum Interest Coverage Ratio	2.00

      Failure to comply with these ratios would constitute an event of default under the new senior secured credit facilities, thereby accelerating all amounts outstanding under the Term Facility and Revolving Facility, including all accrued interest thereon, as due and payable upon demand by the lenders. In addition, the occurrence of an event of default under the new senior secured credit facilities would constitute an event of default under the indenture governing the notes. Such an event would have material adverse effect on our liquidity and financial condition.

      At June 30, 2004, $425.0 million was outstanding under the Term Facility, no amounts were outstanding under the Revolving Facility and we had $36.7 million outstanding in letters of credit. During the next twelve months, we are required to repay $4.3 million in principal under our new senior secured credit facilities and $2.8 million under our capital lease obligations. Future principal debt payments are expected to be paid out of cash flows from operations, borrowings on our new revolving credit facility and future refinancing of our debt.

      On October 13, 1999, IAS issued $230.0 million of 13% senior subordinated notes due 2009. On May 25, 2000, IAS exchanged all of its outstanding 13% senior subordinated notes due 2009 for 13% senior subordinated exchange notes due 2009 registered under the Securities Act of 1933, as amended, which we refer to as the 13% notes. Terms and conditions of the exchange offer were as set forth in the registration statement on Form S-4 filed with the Securities and Exchange Commission that became effective on April 17, 2000.

      On June 6, 2003, IAS issued $100.0 million of 8 1/2% senior subordinated notes due 2009. On August 14, 2003, IAS exchanged all of its outstanding 8 1/2% senior subordinated notes due 2009 for 8 1/2% senior subordinated notes due 2009 registered under the Securities Act of 1933, as amended, which we refer to as the 8 1/2% notes. Terms and conditions of the exchange offer were as set forth in the registration statement on Form S-4 filed with the Securities and Exchange Commission that became effective on July 16, 2003.

      In connection with the Transactions, on May 6, 2004, IAS commenced a cash tender offer to purchase any and all of the 13% notes and the 8 1/2% notes. IAS also commenced a solicitation of consents to proposed amendments to the indentures governing the notes that would amend or eliminate substantially all of the restrictive covenants contained in the indentures. As of the consent payment deadline, holders of approximately 98.5% of the outstanding principal amount of the 13% notes and 100% of the outstanding principal amount of the 8 1/2% notes had tendered their notes and consented to the applicable proposed amendments. IAS executed supplemental indentures implementing the proposed amendments shortly thereafter, thereby terminating withdrawal rights for tendering holders. The proposed amendments became operative when IAS accepted for purchase and paid for tendered notes. Holders of approximately $3.5 million of the 13% notes did not tender their notes. Of the proceeds from the Transactions, $3.5 million was allocated for the future retirement of the outstanding 13% notes, which were subsequently retired.

      On June 22, 2004, in connection with the Transactions, IASIS LLC and IASIS Capital Corporation, a wholly owned subsidiary of IASIS LLC formed solely for the purpose of serving as a co-issuer, or IASIS Capital, issued $475.0 million aggregate principal amount of the outstanding notes.

      The outstanding notes are general unsecured senior subordinated obligations of the issuers, are subordinated in right of payment to their existing and future senior debt, are pari passu in right of payment with any of their future senior subordinated debt and are senior in right of payment to any of their future subordinated debt. Our existing domestic subsidiaries, other than non-guarantor subsidiaries which include Health Choice and our non-wholly owned subsidiaries, are guarantors of the outstanding notes. The indenture governing the notes generally provides that we may designate other subsidiaries as non-guarantors under certain circumstances. See “Description of Exchange Notes—Brief Description of the Exchange Notes and the Subsidiary Guarantees of the Exchange Notes.” The outstanding notes are effectively subordinated to all of the issuers’ and the guarantors’ secured debt to the extent of the value of the assets securing the debt and are structurally subordinated to all liabilities and commitments (including trade payables and lease obligations) of our subsidiaries that are not guarantors of the notes.

      As of June 30, 2004, we provided a performance guaranty in the form of a letter of credit in the amount of $20.6 million for the benefit of the Arizona Health Care Cost Containment System to support our obligations under the Health Choice contract to provide and pay for healthcare services. Additionally, Health Choice maintains a cash balance of $5.0 million and an intercompany demand note with us. The amount of the performance guaranty is based in part upon the membership in the plan and the related capitation revenue paid to us.

      We believe we have sufficient liquidity to meet our cash requirements over the short term (next 12 months) and over the next three years. In evaluating the sufficiency of our liquidity for both the short term and long term, we considered the expected cash flow to be generated by our operations, cash on hand and the available borrowings under our senior secured credit facilities compared to our anticipated cash requirements for debt service, working capital, capital expenditures and the payment of taxes, as well as funding requirements for long term liabilities. As a result of this evaluation, we believe that we will have sufficient liquidity for the next three years to fund the expenditures set forth in the Tabular Disclosure of Contractual Obligations below, as well as sufficient liquidity to fund cash required for the payment of taxes and the capital expenditures required to maintain our facilities during this period of time. We are unable at this time to extend our evaluation of the sufficiency of our liquidity beyond three years. We cannot assure you, however, that our operating performance will generate sufficient cash flow from operations or that future borrowings will be available under our new senior secured credit facilities, or otherwise, to enable us to grow our business, service our indebtedness, including the new senior secured credit facilities and the notes, or make anticipated capital expenditures. See “Risk Factors” beginning on page 17.

      One element of our business strategy is to selectively pursue acquisitions and strategic alliances in existing and new markets. Any acquisitions or strategic alliances may result in the incurrence of, or assumption by us, of additional indebtedness. We continually assess our capital needs and may seek additional financing, including debt or equity as considered necessary to fund capital expenditures and potential acquisitions or for other corporate purposes. Our future operating performance, ability to service or refinance the notes and ability to service and extend or refinance the new senior secured credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See “Risk Factors” beginning on page 17.

Off-Balance Sheet Arrangements

      We are a party to a rent shortfall agreement and certain master lease agreements with non-affiliated entities and an unconsolidated entity, including parent-subsidiary guarantees, in the ordinary course of business. We do not believe we have engaged in any transaction or arrangement with an unconsolidated entity that is reasonably likely to materially affect liquidity.

      We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Tabular Disclosure of Contractual Obligations

      The following table reflects a summary of obligations and commitments outstanding including both the principal and interest portions of long-term debt and capital lease obligations, as of September 30, 2003.

	Payments Due By Period

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in millions)
Contractual Cash Obligations:
Long-term debt, with interest (1)	$61.4	$122.2	$121.4	$681.1	$986.1
Capital lease obligations, with interest	3.2	6.2	3.7	—	13.1
Operating leases	22.4	36.1	26.5	84.6	169.6
Purchase obligations	7.6	7.0	2.4	0.1	17.1

Subtotal	$94.6	$171.5	$154.0	$765.8	$1,185.9

	Amount of Commitment Expiration Per Period

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in millions)
Other Commitments:
Construction and improvement commitments	$75.8	$38.7	$—	$—	$114.5
Guarantees of surety bonds	0.4	—	—	—	0.4
Letters of credit	40.3	—	—	—	40.3
Physician commitments	6.5	—	—	—	6.5
Other commitments	0.3	0.6	0.2	—	1.1

Subtotal	$123.3	$39.3	$0.2	$—	$162.8

Total obligations and commitments	$217.9	$210.8	$154.2	$765.8	$1,348.7

(1)	We used 5.7%, the weighted average interest rate incurred on our bank credit facility in 2003, as the assumed interest rate to be paid on our bank credit facility which accrues actual interest at a variable rate.

Market Risk

      We are subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. We have in place $675.0 million of new senior secured credit facilities bearing interest at variable rates at specified margins above either the agent bank’s alternate base rate or its LIBOR rate. The new senior secured credit facilities consist of the Term Facility, which is a $425.0 million, seven-year Tranche B term loan, and the Revolving Facility, which is a $250.0 million, six-year revolving credit facility. Although changes in the alternate base rate or the LIBOR rate would affect the cost of funds borrowed in the future, we believe the effect, if any, of reasonably possible near-term changes in interest rates on our consolidated financial position, results of operations or cash flow would not be material. As of June 30, 2004, we had variable rate debt of approximately $425.0 million. Holding other variables constant, including levels of indebtedness, a 0.125% increase in interest rates would have had an estimated impact on pre-tax earnings and cash flows for the next twelve month period of $531,250. We have not taken any action to cover interest rate risk and are not a party to any interest rate market risk management activities.

      The Term Facility bears interest at a rate equal to LIBOR plus 2.25% per annum or at our option, the base rate plus 1.25% per annum, and will mature in 2011. The loans under the Revolving Facility bear interest at a rate equal to the LIBOR rate, plus a margin of 2.00% to 2.50% or at our option, the base rate, plus a margin of 1.00% to 1.50%, such rate in each case depending on our total leverage ratio. The Revolving Facility matures in 2010. No amounts were outstanding under the Revolving Facility as of June 30, 2004.

      At June 30, 2004, the fair market value of the outstanding notes was $483.3 million, based upon quoted market prices as of that date.

Seasonality

      The patient volumes and net revenue at our healthcare operations are subject to seasonal variations and generally are greater during the quarter ending March 31 than other quarters. These seasonal variations are caused by a number of factors, including seasonal cycles of illness, climate and weather conditions in our markets, vacation patterns of both patients and physicians and other factors relating to the timing of elective procedures.

Recent Accounting Pronouncements

      In December 2003, the Financial Accounting Standards Board (“FASB”) issued Revised Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”), which requires the consolidation of variable interest entities. FIN 46R was applicable to financial statements of companies that had interests in “special purpose entities” during the calendar year 2003. Effective as of our second fiscal quarter of 2004, FIN 46R is applicable to financial statements of companies that have interests in all other types of entities. The adoption of FIN 46R did not have a material effect on our results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Most provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS 149 did not have a material effect on our financial statements. We held no derivative instruments as of June 30, 2004.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on our financial position or results of operations.

INDUSTRY

Overview

      In 2002, total U.S. healthcare expenditures grew by an estimated 9.3% to $1.6 trillion and represented approximately 14.9% of the U.S. gross domestic product. CMS projects total U.S. healthcare spending to grow by a compound annual rate of 7.2% between 2003 and 2013. By these estimates, U.S. healthcare expenditures will account for approximately $3.4 trillion, or 18.4% of the total U.S. gross domestic product by 2013.

U.S. Hospital Market

      Hospital care is the single largest category of healthcare expenditures, accounting for an estimated 31.3%, or $487 billion, of total healthcare spending in 2002. CMS expects growth in hospital care spending to continue in the near-term, driven by higher hospital labor costs and increased hospital leverage in pricing, and projects the hospital care category to grow by 6.1% per year between 2003 and 2013. By these estimates, hospital care expenditures will reach $934 billion by 2013.

      The U.S. hospital care industry is broadly defined to include acute care, rehabilitation and psychiatric facilities that are public (government owned and operated), not-for-profit private (religious or secular) or investor owned. According to the American Hospital Association, as of 2002 there were approximately 4,900 inpatient hospitals in the United States that are not-for-profit owned (61%), investor owned (16%), or state or local government owned (23%). These facilities generally offer a broad range of healthcare services, including internal medicine, general surgery, cardiology, oncology, orthopedics, OB/GYN, and emergency services. In addition, hospitals often offer other ancillary services including psychiatric, diagnostic, rehabilitation, home health, and outpatient surgery services.

Industry Dynamics

      We believe that the following healthcare trends will benefit well-positioned hospital companies:

      Demographics. According to the U.S. Census Bureau, there were approximately 35 million Americans aged 65 or older in the United States in 2000, comprising approximately 12.4% of the total U.S. population. By the year 2030, the number of these elderly persons is expected to climb to approximately 71 million, or 20% of the total population. Due to increasing life expectancy, the number of Americans aged 85 years and older is also expected to increase from 4.3 million in 2000 to 9.6 million by the year 2030. This is expected to increase demand for healthcare services and the demand for innovative, more sophisticated means of delivering those services. Hospitals, as the largest category of care in the healthcare market, are expected to be among the main beneficiaries of this increase in demand.

      Stable Reimbursement Environment. The acute care hospital sector has experienced an improved managed care pricing environment and a relatively stable Medicare pricing environment during the last few years. The reimbursement outlook continues to be favorable for hospitals, due in part to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. This Act provides hospitals with full market basket increases for fiscal years 2005 through 2007 if the facility submits data for ten patient care indicators to the Secretary of Health and Human Services. However, these rate increases could be reduced, in whole or in part, by future legislation.

      Acute Care Hospital Consolidation. According to the American Hospital Association, since 1980, the number of U.S. hospitals has decreased from 5,800 to 4,900 and bed capacity has decreased from 988,000 to 821,000. These trends have created a more favorable supply dynamic in the hospital industry. In recent years, many non-investor owned hospitals (which constitute 84% of the nation’s hospitals) have embraced acquisitions by, and strategic alliances with, investor-owned hospitals. In addition to select opportunities in the investor-owned sector, we expect to see substantial consolidation opportunities with the not-for-profit sector as its participants increasingly seek the capital and operational expertise that the investor-owned sector can provide.

BUSINESS

Company Overview

      We are a leading owner and operator of medium-sized acute care hospitals (which provide medical treatment to persons with short-term or episodic illnesses) in high-growth urban and suburban markets. We operate our hospitals with a strong community focus by offering and developing healthcare services targeted to the needs of the markets we serve, promoting strong relationships with physicians and working with local managed care plans. Currently, we own or lease 15 acute care hospitals and one behavioral health hospital with a total of 2,257 beds in service. Our hospitals are located in five regions, each of which has a projected population growth rate in excess of the national average:

•	Salt Lake City, Utah;

•	Phoenix, Arizona;

•	Tampa-St. Petersburg, Florida;

•	Las Vegas, Nevada; and

•	four cities in the State of Texas, including San Antonio.

      Our general, acute care hospitals offer a variety of medical and surgical services commonly available in hospitals, including emergency services, general surgery, internal medicine, cardiology, obstetrics, orthopedics and physical rehabilitation. In addition, our facilities provide outpatient and ancillary services including outpatient surgery, physical therapy, radiation therapy, diagnostic imaging and respiratory therapy. We also have ownership interests in three ambulatory surgery centers, and we own and operate a Medicaid managed health plan in Phoenix called Health Choice Arizona, Inc., or Health Choice, that serves over 93,000 members.

      Since 2001, following the implementation of a number of operational initiatives, our financial performance has improved significantly. In addition, the quarter ended June 30, 2004 marked the tenth consecutive quarter of year-over-year organic growth in our consolidated net revenue.

Competitive Strengths

      We believe that the following competitive strengths will allow us to remain a leading owner and operator of acute care hospitals:

      Established Presence in High Growth Markets. We believe we are strategically positioned to capitalize on the positive demographic growth trends in the markets we serve because most of our hospitals are located in markets with population growth rates in excess of the national average and many of our hospitals, especially those in Florida and Arizona, are in areas that have typically attracted older individuals and retirees. We believe our markets offer opportunities for significant revenue growth and margin expansion since each of these markets has population growth rates above the national average. The following table depicts the favorable population growth rates in the five regions in which we operate:

2002-2007

Salt Lake City, Utah	5.0%
Phoenix, Arizona	14.4%
Tampa-St. Petersburg, Florida	8.0%
Las Vegas, Nevada	21.6%
Texas (1)	6.0%
National Average	4.8%

(1)	Weighted average population growth rates for the cities in which we operate: San Antonio, Odessa, Port Arthur and Nederland.

     Demonstrated Ability to Improve Same-Facility Operating Performance. Since 2001, we have significantly improved our financial performance by investing in our hospitals and implementing operational initiatives, such as introducing new services, growing profitable product lines, successfully recruiting physicians, reducing contract labor, controlling supplies expense and negotiating more favorable managed care contracts. Due in large part to these initiatives, our net revenue increased from $949.9 million for fiscal 2002 to $1.1 billion for fiscal 2003. Our strong results have continued in fiscal 2004. This improvement reflects our operating performance on a same-facility basis.

      Significant Investment in Integrated Information Systems. We have invested over $40 million to implement, across all of our operations, an advanced information systems platform that integrates our financial reporting, patient accounting, billing and clinical data systems. These information systems allow our management team to actively monitor day-to-day operations, optimize staffing levels and other expense controls, and manage accounts receivable, managed care contract compliance and the entire collections process. In addition, the sophistication of our systems permits us to isolate the profitability of each of our product lines and to proactively manage patient encounters. We believe our information systems, which are scalable both in terms of adding new hospitals and adding new functionalities, provide us with an advantage over our competitors.

      Strong Return on Invested Capital. We have strategically invested a significant amount of capital in our existing facilities over the last two years in order to expand our range of services and increase patient volumes. We invest in projects based on a rigorous identification process that includes product line and market analysis, as well as evaluating the needs of our patients and physicians. This process emphasizes investing in high-margin product lines within cardiology, surgery, outpatient imaging and other services. Returns on our significant growth capital expenditures for the last two years have exceeded our targeted return threshold. We believe that the combination of our historical investments and our fiscal 2004 capital projects provide us with a foundation for strong, near-term growth.

      Diverse Portfolio of Hospitals. We currently operate 15 acute care hospitals and one behavioral health hospital in five separate geographic regions. This broad geographic footprint diversifies our revenue base and payor mix, thus reducing our exposure to any one market or payor. In addition, our hospitals have approximately 300 managed care contracts with no one commercial payor representing more than 5% of our total net patient revenue.

      Proven and Committed Management Team. Our management team has extensive operational experience in managing both private and publicly traded hospital companies through periods of rapid growth and consolidation. Our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer have an average of over 24 years of experience in the healthcare sector. David R. White, our Chairman and Chief Executive Officer, previously served as President of the Atlantic Group at HCA, where he was responsible for 45 hospitals located in nine states. Our management team is accustomed to operating in a leveraged environment and has consistently demonstrated an ability to improve the operating performance and competitive position of our hospitals. We have also continued to strengthen local and regional management teams that enhance physician, employee and community relations.

Business Strategy

      The key elements of our business strategy are to:

      Focus on Operational Excellence. Our management team has extensive multi-facility operating experience and focuses on operational excellence at each of our facilities. We intend to continue to improve our operations and profitability by:

•	using our advanced information systems platform across all of our hospitals to provide us with accurate, timely and cost-effective financial and clinical information;

•	expanding our profitable product lines and improving our business mix;

•	focusing on efficient staffing and supply utilization;

•	capitalizing on purchasing efficiencies and reducing operating costs through our relationship with a national group purchasing organization; and

•	improving our processes for patient registration, billing, collections, managed care contract compliance and all other aspects of our revenue cycle.

      Strategically Invest in Our Facilities to Expand Services and Increase Revenue. Our disciplined approach to investing our capital includes analyzing demographic data, utilizing our advanced information systems to identify the profitability of our product lines and consulting with physicians and payors to prioritize the healthcare needs of the communities we serve. We intend to continue to increase our revenue and local presence by focusing our investment efforts on:

•	upgrading and expanding specialty services and surgical capacity, including cardiology, orthopedics, bariatrics, obstetrics and sub-acute care;

•	expanding emergency room capacity;

•	updating our technology in surgery, such as robotic surgery, diagnostic imaging and other medical equipment;

•	increasing capacity and utilization of services at certain of our hospitals; and

•	enhancing the convenience and quality of our outpatient services and expanding outpatient specialty services.

      We are continually engaged in strategic investments in our facilities to expand services and increase revenue. For example, we are currently constructing a state-of-the-art facility in Port Arthur, Texas that will consolidate our Mid-Jefferson and Park Place facilities, currently located within four miles of each other, and we expect to open the facility in June 2005. We believe the new hospital, to be known as The Medical Center of Southeast Texas, will be a leading provider of acute care services in the region. We expect this new facility to enhance our presence and reduce patient out-migration in the Port Arthur area, increasing our future net revenue. A portion of the capital for this new facility was provided by local investors, including physicians. Our existing partnerships with local investors have provided us with an attractive source of capital and enhanced our market presence.

      Provide High-Quality Services. We strive to provide high-quality services at each of our facilities. We believe that quality of care is becoming an increasingly important factor in governmental reimbursement as well as in negotiating preferred managed care contracting rates. Reflecting our commitment to the quality of care and in anticipation of these developments, we are implementing an advanced clinical information system to provide us with more timely availability of key clinical care data. We believe that this system will help us enhance patient safety, automate medication administration, increase staff time available for direct patient care and maximize reimbursement that is tied to quality of care indicators.

      Recruit and Retain Quality Physicians. We intend to continue to recruit and retain quality physicians for our medical staffs and maintain their loyalty to our facilities by:

•	dedicating corporate personnel and resources to physician recruitment;

•	equipping our hospitals with technologically advanced equipment;

•	enhancing physician convenience and access;

•	sponsoring training programs to educate physicians on advanced medical procedures; and

•	allowing physicians to remotely access clinical data through our information systems to facilitate convenient and timely patient care.

      We will continue to use our existing physician relationships to recruit new primary care physicians and specialists. In addition, we have established local physician advisory committees to work closely with our local management teams and to advise us on facility and market-specific needs and strategies.

      Continue to Develop Favorable Managed Care Relationships. We plan to increase patient volume at our facilities and improve profitability by negotiating favorable terms with managed care plans, entering into contracts with additional managed care plans and aligning reimbursement with acuity of services. Additionally, our advanced information systems improve our hospitals’ ability to administer managed care contracts, helping to ensure that claims are adjudicated correctly. We believe that the broad geographic coverage of our hospitals in certain of the regions in which we operate increases our attractiveness to managed care plans in those areas. Our favorable managed care relationships are evidenced by an increase in our same-facility net patient revenue per adjusted admission of 10.2% in fiscal 2003 and 12.6% for the nine months ended June 30, 2004, as compared to the prior year comparable periods, driven primarily by managed care rate increases and increased acuity.

      Selectively Pursue Acquisitions and Strategic Alliances. We intend to selectively pursue hospital acquisitions in existing and new markets where we believe we can improve the financial and operational performance of the acquired hospital and/or enhance our regional presence. We intend to target hospitals with 100 to 400 beds. We will focus our new market development efforts to acquire under-managed and under-capitalized facilities in growing urban and suburban regions with stable or improving managed care environments and other opportunistic acquisitions. We will also continue to identify opportunities to expand our presence through strategic alliances with other healthcare providers.

      As an example of our selective acquisition strategy, on February 1, 2004, we acquired North Vista in Las Vegas, Nevada. This acute care hospital (with 176 beds in service) provides inpatient, outpatient and emergency care services. We believe that North Vista provides us with a significant opportunity to implement our operational controls and management experience to increase this facility’s contribution in the near-term. We plan to continue improving North Vista’s financial performance by investing in profitable product lines, focusing on managed care contracting, improving the business office and closely monitoring the hospital’s payor mix.

Hospital Operations

      Our senior management team has extensive multi-facility operating experience and focuses on maintaining clinical and operational excellence at our facilities. At each hospital we operate, we have implemented systematic policies and procedures to improve the hospital’s operating and financial performance. A hospital’s local management team is generally comprised of a chief executive officer, chief financial officer and chief nursing officer. Local management teams, in consultation with our corporate staff, develop annual operating plans setting forth revenue growth and operating profit strategies. These strategies can include the expansion of services offered by the hospital and the recruitment of physicians in each community, as well as plans to reduce costs by improving operating efficiencies. We believe that the competence, skills and experience of the management team at each hospital is critical to the hospital’s success because of its role in executing the hospital’s operating plan. Our performance-based compensation program for each local management team is based upon the achievement of qualitative and quantitative goals set forth in the annual operating plan. Our hospital management teams are advised by boards of trustees that include members of hospital medical staffs as well as community leaders. Each board of trustees establishes policies concerning medical, professional and ethical practices, monitors such practices and is responsible for ensuring that these practices conform to established standards.

      Factors that affect demand for our services include:

•	the geographic location of our hospitals and their convenience for patients and physicians;

•	our participation in managed care programs;

•	capital investment at our facilities;

•	the quality of our medical staff;

•	competition from other healthcare providers;

•	the size of and growth in local population; and

•	local economic conditions.

      Improved treatment protocols as a result of advances in medical technology and pharmacology also affect the nature and demand for healthcare services across the industry, including at our hospitals.

      We believe that the ability of our hospitals to meet the healthcare needs of their communities is determined by the:

•	level of physician support;

•	availability of nurses and other healthcare professionals;

•	quality, skills and compassion of our employees;

•	breadth of our services;

•	physical capacity and level of technology at our facilities; and

•	emphasis on quality of care.

Properties

      We operate 15 acute care hospitals and one behavioral health hospital and have ownership interests in three ambulatory surgery centers. We own 14 and lease two of our hospitals. Five of the acute care hospitals we own have third party investors. The following table contains information concerning our hospitals and ambulatory surgery centers.

		Licensed
Hospitals	City	Beds

Utah
Davis Hospital & Medical Center (1)	Layton	136
Jordan Valley Hospital (2)	West Jordan	92
Pioneer Valley Hospital (3)	West Valley City	139
Salt Lake Regional Medical Center	Salt Lake City	168
Arizona
Mesa General Hospital Medical Center (4)	Mesa	126
St. Luke’s Medical Center (5)	Phoenix	320
Tempe St. Luke’s Hospital	Tempe	109
Florida
Memorial Hospital of Tampa	Tampa	174
Palms of Pasadena Hospital	St. Petersburg	307
Town & Country Hospital	Tampa	201
Nevada
North Vista Hospital	Las Vegas	198
Texas
Mid-Jefferson Hospital (6)	Nederland	138
Odessa Regional Hospital (7)	Odessa	146
Park Place Medical Center (6)	Port Arthur	215
Southwest General Hospital	San Antonio	289

Total		2,758

Surgery Centers

Utah
Davis Surgical Center (8)	Layton	—
Arizona
Biltmore Surgery Center (9)	Phoenix	—
Arizona Diagnostic and Surgery Center	Mesa	—

(1)	Owned by a limited partnership in which we own a 97.5% interest.
(2)	Owned by a limited partnership in which we own a 97.4% interest.
(3)	Leased under an agreement that expires on January 31, 2019. We have options to extend the term of the lease through January 31, 2039.
(4)	Leased under an agreement that expires on July 31, 2006.
(5)	Includes St. Luke’s Behavioral Hospital, which has 85 licensed beds.
(6)	Owned by a limited partnership in which we own an 88.8% interest. We are currently constructing a new hospital on land that we own in Port Arthur, Texas that will consolidate our Mid-Jefferson and Park Place facilities. This new facility will be known as The Medical Center of Southeast Texas. We expect to open the new facility in June 2005.
(7)	Owned by a limited partnership in which we own an 88.8% interest.
(8)	Owned by a joint venture in which we own a 26.6% interest.
(9)	Owned by a joint venture in which we own a 62.4% interest.

     We also operate and lease medical office buildings in conjunction with our hospitals. These office buildings are occupied primarily by physicians who practice at our hospitals.

      Our principal executive offices in Franklin, Tennessee are located in approximately 38,000 square feet of office space. Our office space is leased pursuant to a lease with a seven-year term that commenced on January 1, 2004. Our principal executive offices, hospitals and other facilities are suitable for their respective uses and generally are adequate for our present needs.

Our Markets

      Our hospitals are located in regions with some of the fastest growing populations in the United States.

Salt Lake City, Utah

      We operate four hospitals with a total of 535 licensed beds in the Salt Lake City area. The population in this area is projected to grow by 5.0% from 2002 to 2007, which is slightly above the projected national average growth rate. We believe our hospitals in Utah benefit from attractive strategic locations. We believe the reimbursement environment in Utah is favorable with the majority of our net patient revenue derived from managed care payors. We have recently completed expansion projects totaling $35.4 million at Davis Hospital & Medical Center and Jordan Valley Hospital. These projects have provided an additional 73,000 square feet of space with expanded capacity for women’s services, emergency rooms and various diagnostic services. In addition, we are in the process of renovating facilities and expanding certain services at two of our other hospitals. Our recent significant capital investments in our Salt Lake City area facilities are yielding strong returns.

Phoenix, Arizona

      We operate three acute care hospitals and one behavioral health hospital with a total of 555 licensed beds in the Phoenix area. The population in this area is projected to grow by 14.4% from 2002 to 2007, which is approximately 3.0 times the projected national average growth rate. We have invested in profitable product lines, such as cardiology and outpatient imaging, that have increased acuity, driven revenue growth and improved our profitability in this region. This growth, coupled with local nursing shortages, has resulted in greater contract labor utilization compared to our other markets. We have implemented a comprehensive nurse recruiting and retention plan to address this issue. We believe we can continue to achieve growth and increased profitability in our Phoenix facilities through the expansion of profitable product lines and improved managed care contracting rates.

Tampa-St. Petersburg, Florida

      We operate three hospitals with a total of 682 licensed beds in the Tampa-St. Petersburg area. The population in this area is projected to grow by 8.0% from 2002 to 2007, which is approximately 1.7 times the projected national average growth rate. Florida has a large Medicare population and moderate to high managed care penetration. We believe we can achieve growth in our Tampa-St. Petersburg hospitals through increasing patient volume, expanding profitable product lines and continuing to capitalize on our niche services. We have on-going and planned capital investment projects to renovate and expand surgical, imaging and emergency room services at our hospitals.

Las Vegas, Nevada

      Effective February 1, 2004, we acquired the North Vista facility, with a total of 198 licensed beds, in Las Vegas. The population in this area is projected to grow by 21.6% from 2002 to 2007, which is approximately 4.5 times the projected national average growth rate, which would make it the fastest growing population in the United States. We plan to continue improving the operating performance of North Vista by investing in profitable product lines, focusing on managed care contracting, improving the business office and closely monitoring the hospital’s payor mix.

Texas

      We operate four hospitals with a total of 788 licensed beds in San Antonio, Odessa, Port Arthur and Nederland, Texas. The weighted average projected population growth rate for these cities from 2002 to 2007 is 6.0%, which is approximately 1.3 times the projected national average growth rate. We believe our facilities in Texas benefit from favorable reimbursement rates and the lack of a single dominant competitor in their service areas. We continue to benefit from the strong financial performance at Odessa Regional Hospital, which is a premier provider of women’s and children’s services in the region.

      We commenced construction of The Medical Center of Southeast Texas, a new 210-bed hospital, in the fourth quarter of fiscal 2003 and expect it to open in June 2005. The new facility will consolidate the medical staffs and the operations of the Park Place and Mid-Jefferson facilities. We believe that this new state-of-the-art facility will reduce patient out-migration from, and will be a leading provider of acute care services in, the Port Arthur area.

Operating Statistics

      The following table presents certain unaudited combined operating statistics for our hospitals:

	Year Ended			Nine Months Ended
	September 30,			June 30,

	2001	2002	2003	2003	2004

Acute Care (1):
Number of acute care hospitals at end of period (2)	14	14	14	14	15
Beds in service at end of period	2,063	2,012	2,028	2,128	2,257
Average length of stay (days) (3)	4.32	4.29	4.44	4.48	4.38
Occupancy rates (average beds in service)	44.1%	45.6%	50.0%	48.3%	50.7%
Admissions (4)	80,511	77,806	83,229	62,433	68,324
Adjusted admissions (5)	130,502	131,501	138,494	103,935	109,405
Patient days (6)	347,689	333,922	369,620	279,780	298,994
Adjusted patient days (5)	545,781	544,337	589,267	445,728	462,310
Net patient revenue per adjusted admission	$5,849	$6,017	$6,631	$6,543	$7,398

(1)	Includes Rocky Mountain Medical Center for fiscal 2001 and North Vista for the nine months ended June 30, 2004.

(2)	Excludes St. Luke’s Behavioral Hospital.

(3)	Represents the average number of days that a patient stayed in our hospitals.

(4)	Represents the total number of patients admitted to our hospitals for stays in excess of 23 hours. Management and investors use this number as a general measure of inpatient volume.

(5)	Adjusted admissions and adjusted patient days are general measures of combined inpatient and outpatient volume. We compute adjusted admissions/patient days by multiplying admissions/patient days by gross patient revenue and then dividing that number by gross inpatient revenue.

(6)	Represents the number of days our beds were occupied by inpatients over the period.

     We continuously evaluate our services with a view to expanding our profitable lines of business and improving our business mix. We use our advanced information systems to perform detailed product line margin analyses and monitor the profitability of the services provided at our facilities. We use these analyses to capitalize on price and volume trends through the expansion of certain services. We also use our information systems to monitor patient care and other quality of care assessment activities on a continuing basis.

      A large percentage of our hospitals’ net patient revenue consists of fixed payment, discounted sources including Medicare, Medicaid and managed care organizations. Reimbursement for Medicare and Medicaid services is often fixed regardless of the cost incurred or the level of services provided. We expect patient volumes from Medicare to increase due to the general aging of the population.

      Inpatient care is expanding to include sub-acute care when a less-intensive, lower cost level of care is appropriate. By offering cost-effective sub-acute services in appropriate circumstances, we are able to provide a continuum of care when the demand for such services exists. We have identified opportunities to expand existing physical rehabilitation units and develop other post-acute services within our facilities. The results of our product line analyses confirm that the development and use of such units improves clinical outcomes and is economically beneficial.

Sources of Revenue

      We receive payment for patient services from:

•	the federal government, primarily under the Medicare program;

•	state Medicaid programs;

•	health maintenance organizations and preferred provider organizations; and

•	individual patients and private insurers.

      The table below presents the approximate percentages of net patient revenue from the following sources:

	Percentage of Net Patient Revenue

				Nine Months
	Year Ended			Ended
	September 30,			June 30,

	2001	2002	2003	2003	2004

Medicare	29.1%	27.8%	27.6%	28.4%	26.7%
Medicaid	9.4	11.1	12.4	11.8	13.2
Managed care	44.7	46.3	45.2	46.0	43.8
Self-pay	9.0	6.8	8.0	7.0	10.2
Other	7.8	8.0	6.8	6.8	6.1

Total (1)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	For the fiscal years ended September 30, 2001, 2002 and 2003, net patient revenue comprised 85.7%, 83.9% and 84.2%, respectively, of our total net revenue. For the nine months ended June 30, 2003 and 2004, net patient revenue comprised 86.0% and 79.7%, respectively, of our total net revenue.

     Most of our hospitals offer discounts from established charges to managed care plans if they are large group purchasers of healthcare services. These discount programs generally limit our ability to increase net patient revenue in response to increasing costs. Patients generally are not responsible for any difference between established hospital charges and amounts reimbursed for such services under Medicare, Medicaid, health maintenance organizations, preferred provider organizations or private insurance plans. Patients generally are responsible for services not covered by these plans, and exclusions, deductibles or co-insurance features of their coverage. Collecting amounts due from patients is more difficult than collecting from governmental programs or managed care plans. Increases in the population of uninsured individuals, changes in the states’ indigent and Medicaid eligibility requirements and continued efforts by employers to pass more out-of-pocket health care costs to employees in the form of increased co-payments and deductibles have resulted in an increase in our provision for bad debts. We have centralized our self-pay patient account collection efforts through a national call center established during fiscal 2002.

Competition

      Our facilities and related businesses operate in competitive environments. A number of factors affect our competitive position, including:

•	our managed care contracting relationships;

•	the number, availability, quality and specialties of physicians, nurses and other healthcare professionals;

•	the scope, breadth and quality of services;

•	the reputation of our facilities and physicians;

•	the physical condition of our facilities and medical equipment;

•	the location of our facilities and availability of physician office space;

•	certificate of need restrictions, where applicable;

•	the availability of parking or proximity to public transportation;

•	charges for services; and

•	the geographic coverage of our hospitals in the regions in which we operate.

      We currently face competition from established, not-for-profit healthcare companies, investor-owned hospital companies, large tertiary care centers, specialty hospitals and outpatient service providers such as surgery centers and imaging centers. In addition, some of our hospitals operate in regions with vertically integrated healthcare providers that include both payors and healthcare providers, which could affect our ability to obtain managed care contracts. We expect to encounter increased competition from specialty hospitals, outpatient service providers and companies, like ours, that consolidate hospitals and healthcare companies in specific geographic markets. Continued consolidation in the healthcare industry will be a leading contributing factor to increased competition in markets in which we already have a presence and in markets we may enter in the future.

      Another factor in the competitive position of a hospital is the ability of its management to obtain contracts with purchasers of group healthcare services. The importance of obtaining managed care contracts has increased in recent years and is expected to continue to increase as private and government payors and others turn to managed care organizations to help control rising healthcare costs. Most of our markets have experienced significant managed care penetration. The revenue and operating results of our hospitals are significantly affected by our hospitals’ ability to negotiate favorable contracts with managed care plans. Health maintenance organizations and preferred provider organizations use managed care contracts to encourage patients to use certain hospitals in exchange for discounts from the hospitals’ established charges. Traditional health insurers also are interested in containing costs through similar contracts with hospitals.

      An additional competitive factor is whether a hospital is part of a local hospital network and the scope and quality of services offered by the network and by competing networks. A hospital that is part of a network offering a broad range of services in a wide geographic area is more likely to obtain more favorable managed care contracts than a hospital that is not. We evaluate changing circumstances in each geographic area in which we operate on an ongoing basis. We may position ourselves to compete in these managed care markets by forming our own, or joining with others to form, local hospital networks.

Employees and Medical Staff

      As of June 30, 2004, we had approximately 9,000 employees, including approximately 3,000 part-time employees. We consider our employee relations to be good. In certain markets, there is currently a shortage of nurses and other medical support personnel. We recruit and retain nurses and medical support personnel by creating a desirable, professional work environment, providing competitive wages, benefits and long-term incentives, and providing career development and other training programs. In order to supplement our current employee base, we are expanding our relationship with colleges, universities and other medical education institutions in our markets and recruiting nurses and other medical support personnel from abroad. Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of our individual hospitals. Any licensed physician may apply to be admitted to the medical staff of any of our hospitals, but admission to the staff must be approved by each hospital’s medical staff and the appropriate governing board of the hospital in accordance with established credentialing criteria.

      Our employees are not subject to collective bargaining agreements, although nurses at one of the hospitals in our Salt Lake City, Utah market voted in the third quarter of fiscal 2002 regarding union representation. These ballots have been impounded by the National Labor Relations Board (NLRB) pending the results of an appeal filed by us. We anticipate a decision from the NLRB regarding our appeal in fiscal 2004. Because we believe that unionization is not in the best interests of the hospital’s employees or patients, we are vigorously opposing the unionization attempt. We do not believe the unionization attempt will be ultimately successful or will have a material effect on our financial condition or results of operations.

Compliance Program

      Our compliance program is designed to ensure that we maintain high standards of conduct in the operation of our business and implement policies and procedures so that employees act in compliance with all applicable laws, regulations and company policies. The organizational structure of our compliance program includes a compliance committee of our board of directors, a corporate management compliance committee and local management compliance committees at each of our hospitals. These committees have the oversight responsibility for the effective development and implementation of our program. Our Vice President of Ethics and Business Practices, who reports directly to our Chairman and Chief Executive Officer and to the compliance committee of our board of directors, serves as Chief Compliance Officer and is charged with direct responsibility for the development and implementation of our compliance program. Other features of our compliance program include designating a Facility Compliance Officer for each of our hospitals, periodic ethics and compliance training and effectiveness reviews, the development and implementation of policies and procedures and a mechanism for employees to report, without fear of retaliation, any suspected legal or ethical violations.

Health Choice

      Health Choice is a prepaid Medicaid managed health plan in the Phoenix, Arizona area that we acquired in connection with our acquisition of three Phoenix-area hospitals from Tenet Healthcare Corporation in 1999. For the fiscal years ended September 30, 2001, 2002 and 2003 and for the nine months ended June 30, 2004, Health Choice net revenue comprised approximately 12%, 15%, 14% and 20%, respectively, of our total net revenue. Health Choice derives substantially all of its revenue through a contract with the Arizona Health Care Cost Containment System to provide specified health services to qualified Medicaid enrollees through contracts with providers. The contract requires us to provide healthcare services in exchange for fixed periodic payments and supplemental payments from the Arizona Health Care Cost Containment System. These services are provided regardless of the actual costs incurred to provide these services. We receive reinsurance and other supplemental payments from the Arizona Health Care Cost Containment System to cover certain costs of healthcare services that exceed certain thresholds. Health Choice is reimbursed for healthcare costs that exceed stated amounts at rates ranging from 75% to 100% of qualified healthcare costs in excess of stated levels of $5,000 to $35,000 depending on medical condition and eligibility classification of the member. Qualified costs are the amount paid by Health Choice in reimbursement for the member’s health care services.

      Heath Choice entered into a new three-year contract with the Arizona Health Care Cost Containment System effective October 1, 2003. As a result of our new contract, our membership at Health Choice has increased from approximately 70,000 as of September 30, 2003 to over 93,000 as of June 30, 2004. The contract provides the Arizona Health Care Cost Containment System with two one-year renewal options following the initial term. In the event our contract were to be discontinued, our revenue would be reduced and our profitability would be adversely affected. As of June 30, 2004, we provided a performance guaranty in the form of a letter of credit in the amount of $20.6 million for the benefit of the Arizona Health Care Cost Containment System to support our obligations under the contract to provide and pay for the healthcare services. The amount of the performance guaranty is based upon the membership in the plan and the related capitation paid to us.

      Health Choice is subject to state and federal laws and regulations, and the Centers for Medicare and Medicaid Services and the Arizona Health Care Cost Containment System have the right to audit Health Choice to determine the plan’s compliance with such standards. Health Choice is required to file periodic reports with the Arizona Health Care Cost Containment System and to meet certain financial viability standards. Health Choice also must provide its enrollees with certain mandated benefits and must meet certain quality assurance and improvement requirements. Health Choice must also comply with the electronic transactions regulations and privacy standards of the Health Insurance Portability and Accountability Act. Health Choice will be required to comply with the security and identifier regulations of the act when compliance with those regulations becomes mandatory. We cannot predict the impact that the final regulations, when fully implemented, will have on Health Choice.

      The federal anti-kickback statute has been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal healthcare program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. Similar anti-kickback statutes have been adopted in Arizona, which apply regardless of the source of reimbursement. The Department of Health and Human Services has adopted safe harbor regulations specifying the following relationships and activities that are deemed not to violate the federal anti-kickback statute that specifically relate to managed care:

•	waivers by health maintenance organizations of Medicare and Medicaid beneficiaries’ obligation to pay cost-sharing amounts or to provide other incentives in order to attract Medicare and Medicaid enrollees;

•	certain discounts offered to prepaid health plans by contracting providers;

•	certain price reductions offered to eligible managed care organizations; and

•	certain price reductions offered by contractors with substantial financial risk to managed care organizations.

      We believe that the incentives offered by Health Choice to its Medicaid enrollees and the discounts it receives from contracting healthcare providers satisfy the requirements of the safe harbor regulations. However, failure to satisfy each criterion of the applicable safe harbor does not mean that the arrangement constitutes a violation of the law; rather the safe harbor regulations provide that the arrangement must be analyzed on the basis of its specific facts and circumstances. We believe that Health Choice’s arrangements comply in all material respects with the federal anti-kickback statute and similar Arizona statutes.

Environmental Matters

      We are subject to various federal, state and local environmental laws and regulations, including those relating to the protection of human health and the environment. The principal environmental requirements applicable to our operations relate to:

•	the proper handling and disposal of medical waste, hazardous waste and low level radioactive medical waste;

•	the proper use, storage and handling of mercury and other hazardous materials;

•	underground and above-ground storage tanks;

•	management of hydraulic fluid or oil associated with elevators, chiller units or other equipment;

•	management of asbestos-containing materials or lead-based paint present or likely to be present at some locations; and

•	air emission permits and standards for boilers or other equipment.

      We do not expect our obligations under these or other applicable environmental laws and requirements to have a material effect on us. In the course of our operations, we may also identify other circumstances at our facilities, such as water intrusion or the presence of mold or fungus, which warrant action and we can and do incur additional costs to address those circumstances. Under various environmental laws, we may also be required to clean up or contribute to the cost of cleaning up substances that have been released to the environment either at properties owned or operated by us or our predecessors or at properties to which substances from our operations were sent for off-site treatment or disposal. These remediation obligations may be imposed without regard to fault, and liability for environmental remediation can be substantial. While we cannot predict whether or to what extent we might be held responsible for such cleanup costs in the future, at present we have not identified any significant cleanup costs or liabilities that are expected to have a material effect on us.

Insurance

      As is typical in the healthcare industry, we are subject to claims and legal actions by patients in the ordinary course of business. To cover these claims, we maintain professional malpractice liability insurance and general liability insurance in amounts that we believe to be sufficient for our operations, although some claims may exceed the scope of the coverage in effect. We also maintain umbrella coverage. Losses up to our self-insured retentions and any losses incurred in excess of amounts maintained under such insurance will be funded from working capital.

      The cost of malpractice and other liability insurance, and the premiums and self-retention limits of such insurance, have risen historically. Consistent with 2003, our fiscal 2004 self-insured retention for professional and general liability coverage is unchanged at $5.0 million per claim and $45.0 million in the aggregate. Additionally, the maximum coverage under our insurance policies is unchanged at $75.0 million. We cannot assure you that this insurance will continue to be available at reasonable prices that will allow us to maintain adequate levels of coverage. We also cannot assure you that our cash flow will be adequate to provide for professional and general liability claims in the future.

Our Information Systems

      We use a common information systems platform across all of our hospitals. We use McKesson HBOC’s clinical and patient accounting software and Lawson’s financial application and enterprise resource planning software. We use other vendors for specialized information systems needs for our decision support and emergency and radiology departments.

      Our information systems are essential to the following areas of our business operations, among others:

•	patient accounting, including billing and collection of net revenue;

•	financial, accounting, reporting and payroll;

•	coding and compliance;

•	laboratory, radiology and pharmacy systems;

•	materials and asset management; and

•	negotiating, pricing and administering our managed care contracts.

      Utilizing a common information systems platform across all our hospitals allows us to:

•	optimize staffing levels according to patient volumes, acuity and seasonal needs at each facility;

•	perform product line analyses;

•	track quality of care indicators on a current basis;

•	effectively monitor registration, billing, collections, managed care contract compliance and all other aspects of our revenue cycle; and

•	control supply costs by complying with our group purchasing organization contract.

      We are implementing an advanced clinical information system that we believe will enhance patient safety, automate medication administration, increase staff time available for direct patient care and maximize reimbursement that is tied to quality of care indicators.

Legal Proceedings

      On August 18, 2000, our subsidiary, Rocky Mountain Medical Center, Inc., filed a Complaint and Motion for Preliminary Injunction in the Third Judicial District Court for Salt Lake County, State of Utah against St. Mark’s Hospital. St. Mark’s Hospital is owned by HCA Inc. The complaint alleges certain state law violations by St. Mark’s Hospital, including exclusionary contracting practices and other conduct constituting, among other things, a group boycott under the Utah Antitrust Act, and seeks unspecified monetary and punitive damages. On July 22, 2002, Rocky Mountain Medical Center filed an amended complaint, alleging the same causes of action as the original complaint and adding HCA Inc. and Ogden Regional Medical Center Inc. as defendants. On February 26, 2004, the court held a hearing for Defendant’s Motion for Summary Judgment and, on February 27, 2004, the court granted Defendant’s Motion for Summary Judgment. Rocky Mountain Medical Center appealed this decision to the Utah Court of Appeals on March 17, 2004. In order to obtain the consent to the Transactions of our national group purchasing organization, Rocky Mountain Medical Center entered into a settlement agreement with the defendants to dismiss this litigation without financial compensation to Rocky Mountain Medical Center. One of the defendants in this litigation is the largest member of the group purchasing organization.

      We have been advised that our hospital in San Antonio, Texas, Southwest General Hospital, is the subject of an investigation relating to the provision of hyperbaric oxygen therapy services. In a letter dated February 11, 2003, the U.S. Attorney for the Western District of Texas stated that the investigation relates to certain billing practices for these services since 1998. We are cooperating with the U.S. Attorney’s office with respect to this investigation. Based on information currently available, we believe the investigation relates primarily to the period when Tenet Healthcare Corporation owned the hospital. Although we are unable to predict the outcome of this investigation, we do not believe it will have a material adverse effect on our business, financial condition or results of operations.

      We are involved in other litigation and proceedings in the ordinary course of our business. We do not believe the outcome of any such litigation will have a material adverse effect upon our business, financial condition or results of operations.

Reimbursement

      Medicare. Medicare is a federal program that provides hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. All of our hospitals are certified as providers of Medicare services. Under the Medicare program, acute care hospitals receive reimbursement under a prospective payment system for inpatient and outpatient hospital services. Currently, certain types of facilities are exempt from the prospective payment system methodology, including psychiatric hospitals and specially designated units, children’s hospitals and cancer hospitals. Hospitals and units exempt from the prospective payment system are reimbursed on a reasonable cost-based system, subject to cost limits. CMS has recently proposed rules to implement a prospective payment system for psychiatric hospitals and units. We currently operate one behavioral health hospital and three specially designated psychiatric units that will be subject to these rules, when finalized and implemented.

      Under the inpatient prospective payment system, a hospital receives a fixed payment based on the patient’s assigned diagnosis related group. The diagnosis related group classifies categories of illnesses according to the estimated intensity of hospital resources necessary to furnish care for each principal diagnosis. The diagnosis related group rates for acute care hospitals are based upon a statistically normal distribution of severity. When treatments for patients fall well outside the normal distribution, providers may receive additional payments known as outlier payments. The diagnosis related group payments do not consider a specific hospital’s actual costs but are adjusted for geographic area wage differentials. Inpatient capital costs for acute care hospitals are reimbursed on a prospective system based on diagnosis related group weights multiplied by geographically adjusted federal weights. In the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, Congress equalized the diagnosis related group payment rate for urban and rural hospitals at the large urban rate for all hospitals for discharges on or after April 1, 2003.

      The diagnosis related group rates are adjusted each federal fiscal year and have been affected by federal legislation. The index used to adjust the diagnosis related group rates, known as the “market basket index,” gives consideration to the inflation experienced by hospitals and entities outside of the healthcare industry in purchasing goods and services. However, for several years the percentage increases to the diagnosis related group rates have been lower than the percentage increases in the costs of goods and services purchased by hospitals. Under the Medicare, Medicaid, and SCHIP Benefit Improvement and Protection Act of 2000, the diagnosis related group rate increased in the amount of the market basket minus 0.55% for federal fiscal year 2002, the market basket minus 0.55% for federal fiscal year 2003, and the market basket for federal fiscal year 2004. Further, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 provides for diagnosis related group rate increases for federal fiscal years 2005, 2006, and 2007 at the full market basket, if the facility submits data for ten patient care indicators to the Secretary of Health and Human Services. We currently have the ability to monitor our compliance with the quality indicators and intend to submit the quality data required to receive the full market basket pricing update when appropriate. Those hospitals not submitting data on the quality indicators will receive an increase equal to the market basket rate minus 0.4%. Consistent with this law, CMS issued a proposed rule on May 11, 2004 that would increase the hospital diagnosis related group payment rates by the full market basket of 3.3% for fiscal year 2005 for those hospitals submitting data on the ten quality indicators. The proposed rule would increase payment by 2.9% for those hospitals not submitting the required data. Based on the historical adjustments to the market baskets, future legislation may decrease the future rate of increase for diagnosis related group payments, but we are unable to predict the amount of the reduction.

      On June 9, 2003, CMS published a final rule modifying the methodology for determining Medicare outlier payments in order to ensure that only the highest cost cases are entitled to receive additional payments under the inpatient prospective payment system. For discharges occurring on or after October 1, 2003, outlier payments are based on either a provider’s most recent tentatively settled cost report or the most recent settled cost report, whichever is from the latest cost reporting period. Previously, outlier payments had been based on the most recent settled cost report, resulting in excessive outlier payments for some hospitals. The final rule requires, in most cases, the use of hospital-specific cost to charge ratios instead of a statewide ratio. Further, outlier payments may be adjusted retroactively to recoup any past outlier overpayments plus interest or to return any underpayments plus interest. We believe that these changes to the outlier payment methodology will not have a material adverse effect on our business, financial position or results of operations.

      Outpatient services traditionally have been paid at the lower of established charges or on a reasonable cost basis. On August 1, 2000, CMS began reimbursing hospital outpatient services and certain Medicare Part B services furnished to hospital inpatients who have no Part A coverage on a prospective payment system basis. CMS will continue to use existing fee schedules to pay for physical, occupational and speech therapies, durable medical equipment, clinical diagnostic laboratory services and nonimplantable orthotics and prosthetics. Freestanding surgery centers are reimbursed on a fee schedule.

      All services paid under the prospective payment system for hospital outpatient services are classified into groups called ambulatory payment classifications or “APCs.” Services in each APC are similar clinically and in terms of the resources they require. A payment rate is established for each APC. The fee schedule for the outpatient prospective payment system was updated by a conversion factor equal to the market basket index for the calendar year 2001, by the market basket index minus 1% for the calendar year 2002 and by the market index of 3.5% for the calendar year 2003. CMS has published a final rule increasing the conversion factor for calendar year 2004 by approximately 4.6%, resulting in an average increase for all Medicare — participating hospitals of 4.5%. We anticipate that future legislation may decrease the future rate of increase for APC payments, but we are unable to predict the amount of the reduction.

      Under the outpatient prospective payment system, hospitals may receive additional amounts known as “pass-through payments” for using new technology, but the total amount of pass-through payments in a calendar year is subject to a cap. In April 2002, CMS implemented a payment cap of 2.5% of projected total payments under the hospital outpatient prospective payment system for years before 2004, which resulted in significantly reduced pass-through payments. The decrease in pass-through payments was partially offset, however, by increases in related APC payments. The cap has been reduced to 2.0% of projected total payments under the hospital outpatient prospective payment system for calendar year 2004 and subsequent years. CMS has announced that pass-through payments for calendar year 2004 will not be reduced because these payments are not expected to exceed the statutory cap. CMS may implement reductions in the pass-through payments in future years to reflect the cap.

      Hospitals that treat a disproportionately large number of low-income patients (Medicare and Medicaid patients eligible to receive supplemental Social Security income) currently receive additional payments from the federal government in the form of Disproportionate Share Payments. CMS has recommended changes to the present formula used to calculate these payments. One recommended change would give greater weight to the amount of uncompensated care provided by a hospital than it would to the number of low-income patients treated. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 increases Disproportionate Share Payments effective April 1, 2004 for rural hospitals and some urban hospitals.

      Inpatient rehabilitation hospitals and designated units were fully transitioned from a reasonable cost reimbursement system to a prospective payment system for cost reporting periods beginning on or after October 1, 2002. Under this prospective payment system, patients are classified into case mix groups based upon impairment, age, comorbidities and functional capability. Inpatient rehabilitation facilities are paid a predetermined amount per discharge that reflects the patient’s case mix group and is adjusted for area wage levels, low-income patients, rural areas and high-cost outliers. For federal fiscal year 2003, CMS updated the payment rate for inpatient rehabilitation facilities by the full market basket rate of 3%. The update for federal fiscal year 2004 is the full market basket rate of 3.2%.

      On May 7, 2004, CMS issued a final rule modifying the criteria for classification as an inpatient rehabilitation facility as a result of data indicating that most facilities do not meet the existing criteria. Under the previous rules, in order for a facility to be considered an inpatient rehabilitation facility, at least 75% of the facility’s inpatient population during the most recent 12-month cost reporting period must have required intensive rehabilitation services for one or more of ten specified conditions. The new rule expands the list of specified conditions to thirteen and temporarily reduces the percentage of the patient population who must have one of the specified conditions. For cost reporting periods beginning on or after July 1, 2004 to June 30, 2005, 50% of the facility’s inpatient population must have one of the specified conditions in order to meet the criteria. For cost reporting periods beginning on or after July 1, 2005 to June 30, 2006, 60% of the facility’s inpatient population must have one of the specified conditions. For cost reporting periods beginning on July 1, 2006 to June 30, 2007, 65% of the facility’s inpatient population must have one of the specified conditions. During this transition period, CMS will study the utilization of rehabilitation services. Unless CMS takes further regulatory action, for cost reporting periods beginning on or after July 1, 2007, 75% of the facility’s inpatient population must have one of the specified conditions. As of March 31, 2004, we operated seven inpatient rehabilitation units within our hospitals.

      Medicare historically reimbursed skilled nursing units within hospitals on the basis of actual costs, subject to limits. CMS has established a prospective payment system for Medicare skilled nursing units, under which units are paid a federal per diem rate for virtually all covered services. The effect of the new payment system generally has been to significantly reduce reimbursement for skilled nursing services, which has led many hospitals to close such units. We will monitor closely and evaluate the few remaining skilled nursing units in our hospitals and related facilities to determine whether it is feasible to continue to offer such services under the new reimbursement system.

      Medicaid. Medicaid programs are jointly funded by federal and state governments and are administered by states under an approved plan that provides hospital and other healthcare benefits to qualifying individuals who are unable to afford care. All of our hospitals are certified as providers of Medicaid services. State Medicaid programs may use a prospective payment system, cost-based or other payment methodology for hospital services. Medicaid programs are required to take into account and make additional payments to hospitals serving disproportionate numbers of low income patients with special needs. Some of our hospitals receive such additional payments. The federal government and many states from time to time consider altering the level of Medicaid funding or expanding Medicaid benefits in a manner that could adversely affect future levels of Medicaid reimbursements received by our hospitals. Enrollment in managed Medicaid plans has increased in recent years, as state governments seek to control the cost of Medicaid programs.

      Annual Cost Reports. All hospitals participating in the Medicare and Medicaid programs, whether paid on a reasonable cost basis or under a prospective payment system, are required to meet specific financial reporting requirements. Federal regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients. These annual cost reports are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. The audit process may take several years to reach the final determination of allowable amounts under the programs. Providers also have the right of appeal, and it is common to contest issues raised in audits of prior years’ reports. Further, CMS extended filing due dates for cost reports for periods ending August 31, 2000 through April 2003 as a result of problems it experienced with updating the Provider Statistical and Reimbursement System (data used to complete cost reports). All of our hospitals are currently filing cost reports under the normal, non-extended filing requirements.

      Cost reports filed by our facilities generally remain open for three years after the notice of program reimbursement date. If any of our facilities are found to have been in violation of federal or state laws relating to preparing and filing of Medicare or Medicaid cost reports, whether prior to or after the recapitalization transactions and our ownership of these facilities, our facilities and we could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. If an allegation is lodged against one of our facilities for a violation occurring during the time period before the recapitalization transaction, or before our acquisition of the Tenet hospitals, we may have indemnification rights against Paracelsus or Tenet, as the case may be. In the recapitalization transaction with Paracelsus and in the Tenet transaction, we negotiated customary indemnification and hold harmless provisions for any damages we may incur.

      Managed Care. Managed care providers, including health maintenance organizations and preferred provider organizations, are organizations that provide insurance coverage and a network of healthcare providers to members for a fixed monthly premium. To control costs, these organizations typically contract with hospitals and other providers for discounted prices, review medical services to ensure that no unnecessary services are provided and market providers within their networks to patients. A significant percentage of our overall payor mix is commercial managed care. We generally receive lower payments for similar services from commercial managed care payors than from traditional commercial/indemnity insurers.

      The Medicare program allows beneficiaries to choose enrollment in certain managed Medicare plans. Enrollment in managed Medicare plans decreased in fiscal year 2003 due to managed Medicare plans withdrawing from the Medicare program or reducing their service areas. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 increases reimbursement to Medicare managed care plans and includes provisions limiting, to some extent, the financial risk to the companies offering the plans. These changes may increase the number of companies offering Medicare managed care plans and the number of beneficiaries choosing to receive their Medicare benefits through such plans.

      Commercial Insurance. Our hospitals provide services to a decreasing number of individuals covered by traditional private healthcare insurance. Private insurance carriers make direct payments to hospitals or, in some cases, reimburse their policy holders, based upon negotiated discounts from the particular hospital’s established charges and the particular coverage provided in the insurance policy.

      Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including prospective payment or diagnosis related group-based payment systems, for more inpatient and outpatient services. To the extent that these efforts are successful, hospitals may receive reduced levels of reimbursement, which would have a negative effect on operating results.

Government Regulation and Other Factors

      Licensure, Certification and Accreditation. Healthcare facility construction and operation is subject to federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Our facilities also are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We believe that all of our operating healthcare facilities are properly licensed under appropriate state healthcare laws. All of our operating hospitals are certified under the Medicare program and are accredited by the Joint Commission on Accreditation of Healthcare Organizations, the effect of which is to permit the facilities to participate in the Medicare and Medicaid programs. If any facility loses its accreditation by this Joint Commission, or otherwise loses its certification under the Medicare program, then the facility will be unable to receive reimbursement from the Medicare and Medicaid programs. We intend to conduct our operations in compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, we may need to make changes in our facilities, equipment, personnel and services.

      Utilization Review. Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients be reviewed by quality improvement organizations that analyze the appropriateness of Medicare and Medicaid patient admissions and discharges, quality of care provided, validity of diagnosis related group classifications and appropriateness of cases of extraordinary length of stay or cost. Quality improvement organizations may deny payment for services provided, assess fines and recommend to the Department of Health and Human Services that a provider not in substantial compliance with the standards of the quality improvement organization be excluded from participation in the Medicare program. Most non-governmental managed care organizations also require utilization review.

      Federal and State Fraud and Abuse Provisions. Participation in any federal healthcare program, like Medicare, is regulated heavily by statute and regulation. If a hospital provider fails to substantially comply with the numerous conditions of participation in the Medicare or Medicaid program or performs specific prohibited acts, the hospital’s participation in the Medicare program may be terminated or civil or criminal penalties may be imposed upon it under provisions of the Social Security Act and other statutes.

      Among these statutes is a section of the Social Security Act known as the federal anti-kickback statute. This law prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration with the intent of generating referrals or orders for services or items covered by a federal healthcare program. Violation of this statute is a felony.

      The Office of the Inspector General of the Department of Health and Human Services has published final safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the anti-kickback statute. Currently there are safe harbors for various activities, including the following: investment interests, space rental, equipment rental, practitioner recruitment, personal services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, ambulatory surgery centers, and referral agreements for specialty services.

      The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement illegal under the anti-kickback statute. The conduct or business arrangement, however, does risk increased scrutiny by government enforcement authorities. We may be less willing than some of our competitors to take actions or enter into business arrangements that do not clearly satisfy the safe harbors. As a result, this unwillingness may put us at a competitive disadvantage.

      The Office of the Inspector General, among other regulatory agencies, is responsible for identifying and eliminating fraud, abuse and waste. The Office of the Inspector General carries out this mission through a nationwide program of audits, investigations and inspections. In order to provide guidance to healthcare providers, the Office of the Inspector General has from time to time issued “fraud alerts” that, although they do not have the force of law, identify features of a transaction that may indicate that the transaction could violate the anti-kickback statute or other federal healthcare laws. The Office of the Inspector General has identified several incentive arrangements as potential violations, including:

•	payment of any incentive by the hospital when a physician refers a patient to the hospital;

•	use of free or significantly discounted office space or equipment for physicians in facilities usually located close to the hospital;

•	provision of free or significantly discounted billing, nursing, or other staff services;

•	free training for a physician’s office staff, including management and laboratory techniques;

•	guaranties that provide that, if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder;

•	low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital;

•	payment of the costs of a physician’s travel and expenses for conferences or a physician’s continuing education courses;

•	coverage on the hospital’s group health insurance plans at an inappropriately low cost to the physician;

•	payment of services which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of the services rendered; or

•	“gainsharing,” the practice of giving physicians a share of any reduction in a hospital’s costs for patient care attributable in part to the physician’s efforts.

      We have a variety of financial relationships with physicians who refer patients to our hospitals. Physicians currently own interests in two of our ambulatory surgery centers and five of our hospitals. We may sell ownership interests in certain other of our facilities to physicians and other qualified investors in the future. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals, including minimum cash collections guaranties and loans. Although we have established policies and procedures to ensure that our arrangements with physicians comply with current law and available interpretations, we cannot assure you that regulatory authorities that enforce these laws will not determine that some of these arrangements violate the anti-kickback statute or other applicable laws. This determination could subject us to liabilities under the Social Security Act, including criminal penalties of imprisonment or fines, civil penalties up to $50,000, damages up to three times the total amount of the improper payment to the referral source and exclusion from participation in Medicare, Medicaid or other federal healthcare programs, any of which could have a material adverse effect on our business, financial condition or results of operations.

      The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the anti-kickback statute, these provisions are very broad. Further, the Social Security Act contains civil penalties for conduct including improper coding and billing for unnecessary goods and services. Careful and accurate preparation and submission of claims for reimbursement must be performed in order to avoid liability.

      The Health Insurance Portability and Accountability Act of 1996 broadened the scope of the fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. This act also created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials now have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed healthcare fraud. Additionally, this act establishes a violation for the payment of inducements to Medicare or Medicaid beneficiaries in order to influence those beneficiaries to order or receive services from a particular provider or practitioner.

      The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship for the provision of certain designated health services that are reimbursable by Medicare or Medicaid, including inpatient and outpatient hospital services. The law also prohibits the entity from billing the Medicare program for any items or services that stem from a prohibited referral. Sanctions for violating the Stark Law include civil money penalties up to $15,000 per item or service improperly billed and exclusion from the federal healthcare programs. There are a number of exceptions to the self-referral prohibition, including an exception for a physician’s ownership interest in an entire hospital as opposed to an ownership interest in a hospital department. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases, professional services agreements, non-cash gifts having a value less than $300 and recruitment agreements.

      On January 4, 2001, CMS issued a final rule subject to a comment period intended to clarify parts of the Stark Law and some of the exceptions to it. The majority of these regulations became effective on or before January 4, 2002. On March 26, 2004, CMS issued an interim final rule subject to a comment period intended to clarify the remaining portions of the Stark Law. These rules, known as “phase two” of the Stark Law rulemaking, become effective July 26, 2004. While these phase two rules help clarify the requirements of the exceptions to the Stark Law, until the government begins enforcement of the rules, it is difficult to determine fully their effect.

      Congress recently passed legislation that modifies the hospital ownership exception to the Stark Law by creating an 18-month moratorium on allowing physicians to own interests in new specialty hospitals. During the moratorium, the Department of Health and Human Services is required to conduct an analysis of specialty hospitals, including payment issues, quality of care provided and physician referral patterns to these facilities. The moratorium applies to hospitals that primarily or exclusively treat cardiac, orthopedic or surgical conditions or any other specialized category of patients or cases designated by regulation, unless the hospitals were in operation or development before November 18, 2003, do not increase the number of physician investors, and meet certain other requirements. It is uncertain how CMS will interpret this legislation, what recommendations the Department will make regarding specialty hospitals, or whether additional changes will be made to the hospital ownership exception.

      Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of the arrangements entered into by each of our hospitals. In addition, law enforcement authorities, including the Office of the Inspector General, the courts and Congress are increasing scrutiny of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to improperly pay for patient referrals and or other business.

      Investigators also have demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purpose of payments between healthcare providers and potential referral sources.

      Many of the states in which we operate also have adopted laws that prohibit payments to physicians in exchange for referrals similar to the federal anti-kickback statute or that otherwise prohibit fraud and abuse activities. Many states also have passed self-referral legislation similar to the Stark Law, prohibiting the referral of patients to entities with which the physician has a financial relationship. Often these state laws are broad in scope and they may apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties, as well as loss of licensure. Little precedent exists for the interpretation or enforcement of these state laws.

      Our operations could be adversely affected by the failure of our arrangements to comply with the anti-kickback statute, the Stark Law, billing laws and regulations, current state laws or other legislation or regulations in these areas adopted in the future. We are unable to predict whether other legislation or regulations at the federal or state level in any of these areas will be adopted, what form such legislation or regulations may take or how they may impact our operations. We are continuing to enter into new financial arrangements with physicians and other providers in a manner structured to comply in all material respects with these laws. We cannot assure you, however, that governmental officials responsible for enforcing these laws will not assert that we are in violation of them or that such statutes or regulations ultimately will be interpreted by the courts in a manner consistent with our interpretation.

      The Federal False Claims Act and Similar State Laws. Another trend affecting the healthcare industry today is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government’s behalf under the False Claims Act’s “qui tam” or whistleblower provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. If the government intervenes in the action and prevails, the party filing the initial complaint may share in any settlement or judgment. If the government does not intervene in the action, the whistleblower plaintiff may pursue the action independently, and may receive a larger share of any settlement or judgment. When a private party brings a qui tam action under the False Claims Act, the defendant generally will not be made aware of the lawsuit until the government makes a determination whether it will intervene.

      When a defendant is determined by a court of law to be liable under the False Claims Act, the defendant must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim. Settlements entered into prior to litigation usually involve a less severe calculation of damages. There are many potential bases for liability under the False Claims Act. Although liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government, the False Claims Act defines the term “knowingly” broadly. Thus, simple negligence will not give rise to liability under the False Claims Act, but submitting a claim with reckless disregard to its truth or falsity can constitute “knowingly” submitting a false claim and result in liability. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes, such as the anti-kickback statute or the Stark Law, have thereby submitted false claims under the False Claims Act.

      A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. From time to time, companies in the healthcare industry, including ours, may be subject to actions under the False Claims Act or similar state laws.

      Corporate Practice of Medicine/ Fee Splitting. The states in which we operate have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians or laws that prohibit certain direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and rescission of business arrangements that may violate these restrictions. These statutes vary from state to state, are often vague and seldom have been interpreted by the courts or regulatory agencies. Although we exercise care to structure our arrangements with healthcare providers to comply with the relevant state law, and believe these arrangements comply with applicable laws in all material respects, we cannot assure you that governmental officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of such laws, or that such laws ultimately will be interpreted by the courts in a manner consistent with our interpretations.

      The Health Insurance Portability and Accountability Act of 1996. The Health Insurance Portability and Accountability Act of 1996 requires the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. On August 17, 2000, the Department of Health and Human Services published final regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. Compliance with these standards for our company became mandatory on October 16, 2003. The Department of Health and Human Services has agreed to accept noncompliant Medicare claims for an unspecified time to assist providers that are not yet able to process complaint transactions. However, this extension may be terminated by the Department of Health and Human Services and is not binding on private payors. On February 27, 2004, the Department of Health and Human Services announced that non-compliant claims received by Medicare on or after July 1, 2004 will be paid no earlier than the 27th day after such claims are received. Compliant claims will continue to be paid no earlier than the 14th day after such claims are received.

      The Health Insurance Portability and Accountability Act also requires the Department of Health and Human Services to adopt standards to protect the security and privacy of health-related information. The Department of Health and Human Services released final regulations containing privacy standards in December 2000 and published revisions to the final regulations in August 2002. Compliance with these regulations became mandatory on April 14, 2003. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information. The privacy regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. The Department of Health and Human Services released final security regulations on February 20, 2003. The security regulations will become mandatory on April 20, 2005 and will require health care providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is electronically maintained or transmitted.

      Violations of the Health Insurance Portability and Accountability Act could result in civil penalties of up to $25,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation. In addition, our facilities will continue to remain subject to any privacy-related federal or state laws that are more restrictive than the privacy regulations issued under the Health Insurance Portability and Accountability Act. These laws vary by jurisdiction and could impose additional penalties.

      The Emergency Medical Treatment and Active Labor Act. The Federal Emergency Medical Treatment and Active Labor Act (EMTALA) was adopted by Congress in response to reports of a widespread hospital emergency room practice of “patient dumping.” At the time of the enactment, patient dumping was considered to have occurred when a hospital capable of providing the needed care sent a patient to another facility or simply turned the patient away based on such patient’s inability to pay for his or her care. The law imposes requirements upon physicians, hospitals and other facilities that provide emergency medical services. Such requirements pertain to what care must be provided to anyone who comes to such facilities seeking care before they may be transferred to another facility or otherwise denied care. The government broadly interprets the law to cover situations in which patients do not actually present to a hospital’s emergency department, but present to a hospital-based clinic that treats emergency medical conditions on an urgent basis or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services. Sanctions for violations of this statute include termination of a hospital’s Medicare provider agreement, exclusion of a physician from participation in Medicare and Medicaid programs and civil money penalties. In addition, the law creates private civil remedies that enable an individual who suffers personal harm as a direct result of a violation of the law, and a medical facility that suffers a financial loss as a direct result of another participating hospital’s violation of the law, to sue the offending hospital for damages and equitable relief. Although we believe that our practices are in material compliance with the law, we can give no assurance that governmental officials responsible for enforcing the law will not assert from time to time that our facilities are in violation of this statute.

      Healthcare Reform. The healthcare industry attracts much legislative interest and public attention. Changes in the Medicare, Medicaid and other programs, hospital cost-containment initiatives by public and private payors, proposals to limit payments and healthcare spending and industry-wide competitive factors are highly significant to the healthcare industry. In addition, a framework of extremely complex federal and state laws, rules and regulations governs the healthcare industry and, for many provisions, there is little history of regulatory or judicial interpretation upon which to rely.

      Many states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and change private healthcare insurance. Most states, including the states in which we operate, have applied for and been granted federal waivers from current Medicaid regulations to allow them to serve some or all of their Medicaid participants through managed care providers. We are unable to predict the future course of federal, state or local healthcare legislation. Further changes in the law or regulatory framework that reduce our revenue or increase our costs could have a material adverse effect on our business, financial condition or results of operations.

      Conversion Legislation. Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals. These laws generally include provisions relating to attorney general approval, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise authority over these transactions based upon existing law. In many states, there has been an increased interest in the oversight of not-for-profit conversions. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions may increase the cost and difficulty or prevent the completion of transactions with or acquisitions of not-for-profit organizations in various states.

      Healthcare Industry Investigations. Significant media and public attention has focused in recent years on the hospital industry. Recently, increased attention has been paid to hospitals with high Medicare outlier payments and to recruitment arrangements with physicians. Further, there are numerous ongoing federal and state investigations regarding multiple issues. These investigations have targeted hospital companies as well as their executives and managers. We have substantial Medicare, Medicaid and other governmental billings, which could result in heightened scrutiny of our operations. We continue to monitor these and all other aspects of our business and have developed a compliance program to assist us in gaining comfort that our business practices are consistent with both legal principles and current industry standards. However, because the law in this area is complex and constantly evolving, we cannot assure you that government investigations will not result in interpretations that are inconsistent with industry practices, including ours. In public statements surrounding current investigations, governmental authorities have taken positions on a number of issues, including some for which little official interpretation previously has been available, that appear to be inconsistent with practices that have been common within the industry and that previously have not been challenged in this manner. In some instances, government investigations that have in the past been conducted under the civil provisions of federal law may now be conducted as criminal investigations.

      Many current healthcare investigations are national initiatives in which federal agencies target an entire segment of the healthcare industry. One example is the federal government’s initiative regarding hospital providers’ improper requests for separate payments for services rendered to a patient on an outpatient basis within three days prior to the patient’s admission to the hospital, where reimbursement for such services is included as part of the reimbursement for services furnished during an inpatient stay. In particular, the government has targeted all hospital providers to ensure conformity with this reimbursement rule. The federal government also has undertaken a national investigative initiative targeting the billing of claims for inpatient services related to bacterial pneumonia, as the government has found that many hospital providers have attempted to bill for pneumonia cases under more complex and higher reimbursed diagnosis related groups codes. Further, the federal government continues to investigate Medicare overpayments to prospective payment hospitals that incorrectly report transfers of patients to other prospective payment system hospitals as discharges. We are aware that prior to our acquisition of them, several of our hospitals were contacted in relation to certain government investigations that were targeted at an entire segment of the healthcare industry. Although we take the position that, under the terms of the acquisition agreements, the prior owners of these hospitals retained any liability resulting from these government investigations, we cannot assure you that the prior owners’ resolution of these matters or failure to resolve these matters, in the event that any resolution was deemed necessary, will not have a material adverse effect on our operations.

      It is possible that governmental entities may conduct investigations at facilities operated by us and that such investigations could result in significant penalties to us, as well as adverse publicity. It is also possible that our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. The positions taken by authorities in any future investigations of us, our executives or managers or other healthcare providers and the liabilities or penalties that may be imposed could have a material adverse effect on our business, financial condition and results of operations.

      Certificates of Need. In some states, the construction of new facilities, acquisition of existing facilities or addition of new beds or services may be subject to review by state regulatory agencies under a certificate of need program. Florida and Nevada are the only states in which we currently operate that require approval under a certificate of need program. These laws generally require appropriate state agency determination of public need and approval prior to the addition of beds or services or other capital expenditures. Failure to obtain necessary state approval can result in the inability to expand facilities, add services and complete an acquisition or change ownership. Further, violation may result in the imposition of civil sanctions or the revocation of a facility’s license.

MANAGEMENT

      The following table sets forth the name, age and position of the directors and executive officers of IAS and executive officers of IASIS LLC. Texas Pacific Group anticipates that it will cause to be elected additional individuals, including individuals unaffiliated with either Texas Pacific Group, JLL Partners or us, to serve as directors of IAS. See “Certain Relationships and Related Party Transactions.”

Name	Age	Position

David R. White	57	Chairman of the Board and Chief Executive Officer
Sandra K. McRee	48	President and Chief Operating Officer
W. Carl Whitmer	40	Chief Financial Officer
Frank A. Coyle	40	Secretary and General Counsel
McKinley D. Moore	47	Senior Vice President, Development
John M. Doyle	44	Vice President and Treasurer
Larry D. Hancock	45	President, Utah Market
Phillip J. Mazzuca	45	President, Texas Market
Tim P. Adams	36	President, Florida Market
Derek Morkel	37	Operations Chief Financial Officer
James Moake	35	Division Chief Financial Officer
Peter Stanos	41	Vice President, Ethics and Business Practices
David Bonderman	61	Director
Jonathan J. Coslet	40	Director
Kirk E. Gorman	53	Director
Curtis S. Lane	47	Director
Todd B. Sisitsky	33	Director
Paul S. Levy	57	Director
Jeffrey C. Lightcap	45	Director

      David R. White was non-executive Chairman of the Board of Directors of IAS from October 1999 until November 30, 2000. Mr. White was appointed Chief Executive Officer of IAS on December 1, 2000. He also served as President of IAS from May 2001 through May 2004. He was appointed Chief Executive Officer of IASIS LLC upon consummation of the Transactions. Mr. White served as President and Chief Executive Officer of LifeTrust, an assisted living company, from November 1998 until November 2000. From June 1994 to September 1998, Mr. White served as President of the Atlantic Group at Columbia/ HCA, where he was responsible for 45 hospitals located in nine states. Previously, Mr. White was Executive Vice President and Chief Operating Officer at Community Health Systems, Inc., a for-profit hospital management company that operated approximately 20 acute-care hospitals.

      Sandra K. McRee was appointed Chief Operating Officer of IAS in May 2001 and President in May 2004. She was appointed President and Chief Operating Officer of IASIS LLC upon consummation of the Transactions. Ms. McRee was a Regional Vice President for Province Healthcare Corporation from April 1999 until May 2001, where she oversaw the operations of five facilities in Florida, Louisiana and Mississippi. Ms. McRee also served as Vice President, Operations of Province from October 1998 through March 1999. From August 1997 through September 1998, she served as a Division President for Columbia/ HCA. Ms. McRee also served as a Group Vice President, Operations for Columbia/ HCA from May 1995 through July 1997. Prior to joining Columbia/ HCA, Ms. McRee served as an Assistant Vice President for Community Health Systems Inc. where she oversaw 36 facilities. Ms. McRee has spent her entire professional career in the healthcare industry.

      W. Carl Whitmer served as Vice President and Treasurer of IAS from March 2000 through October 2001, and was appointed Chief Financial Officer of IAS effective November 2001. He was appointed Chief Financial Officer of IASIS LLC upon consummation of the Transactions. Prior to joining our company, Mr. Whitmer served as Vice President of Finance and Treasurer of PhyCor Inc., where he was employed from July 1994 through February 2000. Mr. Whitmer’s responsibilities at PhyCor included acquisitions, capital planning and management, investor relations, treasury management and external financial reporting. Prior to joining PhyCor, Mr. Whitmer served as a Senior Manager with the accounting firm of KPMG LLP, where he was employed from July 1986 to July 1994.

      Frank A. Coyle has been Secretary and General Counsel of IAS since October 1999. He was appointed Secretary and General Counsel of IASIS LLC upon consummation of the Transactions. From August 1998 until October 1999, Mr. Coyle served as Secretary and General Counsel of a company formed by members of our management that was merged into one of our subsidiaries. Mr. Coyle served from May 1995 to August 1998 as Assistant Vice President Development in Physician Services and in-house Development Counsel for Columbia/ HCA. From May 1990 to May 1995, Mr. Coyle was an attorney with Baker, Worthington, Crossley, Stansberry & Woolf where his work included mergers, acquisitions, securities transactions, not-for-profit representation and formation of Tennessee health maintenance organizations.

      McKinley D. Moore was appointed Senior Vice President, Development of IAS in January 2003. He was appointed Senior Vice President, Development of IASIS LLC upon consummation of the Transactions. Prior to joining our company, Mr. Moore served as Vice President, Development of Symbion, Inc. from June 2002 through December 2002 where he was responsible for surgery center acquisitions and for development of joint venture relationships with hospitals. Mr. Moore served as Vice President, Acquisitions at Quorum Health Group, Inc. from May 1995 through May 2001 where he was responsible for hospital acquisitions and divestitures. From September 1987 through April 1995, Mr. Moore served as Director of Development for HealthTrust, Inc. where he was responsible for hospital acquisitions and divestitures and for developing joint ventures with physicians and not-for-profit hospitals. Prior to joining HealthTrust, Mr. Moore worked in the corporate office and in the Dallas-Fort Worth division office of HCA Inc. in marketing, planning, and business development, and began his career as a Financial Analyst with Hospital Affiliates International.

      John M. Doyle has been Vice President and Treasurer of IAS since April 2002. He was appointed Vice President and Treasurer of IASIS LLC upon consummation of the Transactions. Mr. Doyle was a senior manager at Ernst & Young LLP from February 1997 until March 2002 and at KPMG LLP from August 1994 to January 1997, where he specialized in healthcare audit and business advisory services, including mergers and acquisitions. In addition, from October 1991 to August, 1994, Mr. Doyle was the Chief Financial Officer for two community hospitals in East Tennessee and North Carolina.

      Larry D. Hancock was named President for the Utah Market of IAS in June 2003. He was appointed President of the Utah Market of IASIS LLC upon consummation of the Transactions. He served as President of Altius Health Plans in Salt Lake City, Utah from 1998 to June 2003. Prior to joining Altius, he served as President and Chief Executive Officer of American Family Care of Utah from July 1996 to September 1998. He was Chief Financial Officer of St. Mark’s Hospital in Salt Lake City from 1989 to 1994 and then served as President and Chief Executive Officer of St. Mark’s from 1994 to 1996. Prior to 1989, Mr. Hancock served as Chief Financial Officer and Controller of various hospitals owned and operated by proprietary healthcare organizations.

      Phillip J. Mazzuca served as Chief Executive Officer of Town & Country Hospital, one of our Florida hospitals, from November 1999 to August 2001. He served as a Division President of the Arizona market of IAS from August 2001 to October 2001, reporting to the Division President of the Arizona and Utah markets, and was appointed as the Division President of the Florida and Texas markets of IAS in October 2001. Mr. Mazzuca served as President of the Florida market of IAS through June 2004 and continues to serve as President of the Texas market. He was appointed President of the Texas market of IASIS LLC upon consummation of the Transactions. Mr. Mazzuca served as the Hospital Chief Executive Officer for Parkway Medical Center Hospital from March 1993 until November 1999. Prior to serving in that position,

Mr. Mazzuca served as a Hospital Chief Executive Officer for various hospitals owned and operated by proprietary healthcare organizations.

      Tim P. Adams was named President of the Florida market of IAS and IASIS LLC effective July 2004. He served as Chief Executive Officer of Odessa Regional Hospital, one of our Texas facilities, from October 2002 to June 2004. Prior to joining IASIS, Mr. Adams was employed by Province Healthcare as Chief Executive Officer of Parkview Regional Hospital and Palastine Regional Medical Center from March 1999 to September 2002. Prior to that time, Mr. Adams was employed by HCA and Health Management Associates in various other senior management positions. Prior to 1996, he served as a Manager with the Healthcare Regulatory Group of Coopers & Lybrand, LLP’s Dallas, Texas office.

      Derek Morkel has been Operations Chief Financial Officer of IAS since February 2002. He was appointed Operations Chief Financial Officer of IASIS LLC upon consummation of the Transactions. From May 1999 until February 2002, Mr. Morkel was employed by Province Healthcare as Chief Financial Officer of Parkview Regional Hospital, and then Palestine Regional Medical Center. Prior to joining Province, Mr. Morkel was employed by HCA as a Hospital Business Office Manager from December 1998 to May 1999. Mr. Morkel also served as the Chief Executive Officer of Nucare Medical from January 1997 to December 1998.

      James Moake has served as a Division Chief Financial Officer of IAS since March 2003 and currently serves in that capacity for the Florida/ Texas Division. He was appointed Division Chief Financial Officer of IASIS LLC upon consummation of the Transactions. From November 2002 to March 2003, Mr. Moake served as Operations Controller of IAS. Prior to joining the company, from March 2000 to November 2002, he served as the Chief Financial Officer for two regional medical centers of Province Healthcare, Inc. Mr. Moake served as the Chief Financial Officer of HMA, Inc.’s Community Hospital of Lancaster (PA) from July 1999 to March 2000 and the Assistant Chief Financial Officer of HMA, Inc.’s Biloxi Regional Medical Center (MS) from June 1998 to June 1999. From December 1994 to May 1998, he served as the Chief Financial Officer of Grant Regional Health Center, Inc. in Wisconsin.

      Peter Stanos served as Regional Director Clinical Operations, Utah Market of IAS from July 2002 until April 2003. Mr. Stanos was appointed Vice President, Ethics & Business Practices of IAS in April 2003. He was appointed Vice President, Ethics & Business Practices of IASIS LLC upon consummation of the Transactions. From May 2000 until July 2002, Mr. Stanos was employed by Province Healthcare as Chief Quality Officer of Havasu Regional Medical Center and as Regional Director of Quality and Resource Management. From 1997 until 2000, Mr. Stanos was employed by HCA and Triad Healthcare as an Associate Administrator and Director of Quality and Resource Management, Materials, Pharmacy and Risk Management. Prior to joining HCA, Mr. Stanos served as Regional Director of several healthcare companies as well as an independent healthcare consultant.

      David Bonderman became a Director of IAS upon the consummation of the Transactions. Mr. Bonderman is a founder of Texas Pacific Group and serves as a principal and general partner of the firm. Prior to forming Texas Pacific Group in 1993, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Fort Worth, Texas. Mr. Bonderman serves on the boards of directors of the following public companies: CoStar Group, Inc., Ducati Motor Holding, S.p.A., Gemplus International S.A., ProQuest Company and Ryanair Holdings, plc. He also serves on the boards of directors of The Wilderness Society, the Grand Canyon Trust, the World Wildlife Fund and the American Himalayan Foundation.

      Jonathan J. Coslet became a Director of IAS upon the consummation of the Transactions. Mr. Coslet is a Senior Partner of Texas Pacific Group, responsible for the firm’s generalist and healthcare investment activities. Mr. Coslet is also a member of the firm’s Investment Committee and Management Committee. Prior to joining Texas Pacific Group in 1993, Mr. Coslet was in the Investment Banking department of Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from 1991 to 1993. Mr. Coslet serves on the boards of directors of Quintiles Transnational Corp., Oxford Health Plans, Inc., Petco Animal Supplies, Inc., Endurance Specialty Holdings Ltd., J.Crew Group, Inc. and Burger King Corporation.

      Kirk E. Gorman was appointed a Director of IAS in August 2004. Mr. Gorman currently serves as Senior Vice President and Chief Financial Officer of Jefferson Health System, a not-for-profit health system based in Radnor, Pennsylvania, which he joined in October 2003. Prior to joining Jefferson Health System, Mr. Gorman served as Senior Vice President and Chief Financial Officer of Universal Health Services, Inc., a public hospital company based in Pennsylvania, from 1987 to February 2003. Mr. Gorman also has 13 years of experience in the banking industry and served as Senior Vice President of Mellon Bank prior to his work in the healthcare industry.

      Curtis S. Lane became a Director of IAS upon the consummation of the Transactions. Mr. Lane is a Senior Managing Director of MTS Health Partners, L.P., a merchant banking firm focused on healthcare advisory and investment opportunities. Prior to forming MTS Health Partners, L.P. in 1999, Mr. Lane founded and managed the healthcare investment banking group at Bear, Stearns & Co. Inc. from its inception in 1986 until 1998. Mr. Lane currently serves on the board of directors of HA Holdings, Inc.

      Todd B. Sisitsky became a Director of IAS upon the consummation of the Transactions. Mr. Sisitsky manages Texas Pacific Group’s health care investment activities. Prior to joining Texas Pacific Group in 2003, Mr. Sisitsky worked at Forstmann Little & Company from 2001 to 2003 and Oak Hill Capital Partners from 1999 to 2001.

      Paul S. Levy has been a Director of IAS since October 1999. Mr. Levy is a Senior Managing Director of JLL Partners, Inc., which he founded in 1988. Mr. Levy serves as a director of several companies, including Builders FirstSource, Inc., Fairfield Manufacturing Company, Inc., Lancer Industries Inc., Motor Coach Industries International Inc., New World Pasta Company, Mosaic Sales Solutions and PGT Industries.

      Jeffrey C. Lightcap has been a Director of IAS since October 1999. Mr. Lightcap is a Senior Managing Director of JLL Partners, Inc., which he joined in June 1997. From February 1993 to May 1997, Mr. Lightcap was a Managing Director at Merrill Lynch & Co., Inc., where he was the head of leveraged buyout firm coverage for the mergers and acquisitions group. Mr. Lightcap serves as a director of several companies, including Motor Coach Industries International Inc., New World Pasta Company, Mosaic Sales Solutions and PGT Industries.

Composition of Board of Directors

      The certificate of incorporation and by-laws of IAS provide that its board of directors will consist of not less than three nor more than 15 members, the exact number of which shall be determined by the board of directors in a resolution. The directors are elected at the annual meeting of stockholders for one-year terms and until their successors are duly elected and qualified. The executive officers serve at the discretion of the board of directors.

      Pursuant to the limited liability company operating agreement of IASIS Investment, JLL is entitled to nominate two directors to IAS’s board of directors. TPG is entitled to nominate the remaining directors. Messrs. Levy and Lightcap serve on IAS’s board of directors as designees of JLL. The remaining directors serve as designees of TPG.

Director Compensation

      Currently, IAS’s directors do not receive any compensation for their services. IAS does, however, reimburse them for travel expenses and other out-of-pocket costs incurred in connection with attendance at board of directors and committee meetings.

Compensation Committee Interlocks and Insider Participation

      During fiscal 2003, IAS’s compensation committee was comprised of Messrs. White, Levy and Lightcap and Mr. Frank J. Rodriguez, a former director of IAS. Messrs. Levy, Lightcap and Rodriguez have never been officers of IAS. Mr. White was appointed our Chief Executive Officer on December 1, 2000. Following the consummation of the Transactions, our compensation committee became comprised of Messrs. White, Bonderman and Coslet. Messrs. Bonderman and Coslet have never been officers of IAS.

Audit Committee

      The current members of our audit committee are Messrs. Lane, Sisitsky, Lightcap and Gorman.

Code of Ethics

      We have adopted a code of ethics for our principal executive officer, principal accounting and financial officer, controller and persons performing similar functions, a copy of which has been posted on our Internet website at www.iasishealthcare.com. Please note that our Internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Executive Compensation

      The following table provides information as to annual, long-term or other compensation during the last three fiscal years for:

•	the individual serving as Chief Executive Officer of IAS, predecessor to IASIS LLC, during the fiscal year ended September 30, 2003; and

•	the four other most highly compensated executive officers of IAS who were serving as executive officers of IAS at September 30, 2003.

SUMMARY COMPENSATION TABLE

				Long-Term
				Compensation
				Awards
	Annual Compensation			Securities
				Underlying	All Other
Name and Principal Position	Year	Salary($)	Bonus($)	Options	Compensation

David R. White	2003	$742,921	$1,400,000	—	$6,804	(2)
Chairman of the Board, President	2002	629,167	450,000	—	6,282
& Chief Executive Officer(1)	2001	521,733	—	643,091	3,653

Sandra K. McRee(3)	2003	502,422	450,000	—	7,087	(2)
Chief Operating Officer	2002	427,379	153,300	—	2,508
	2001	140,221	—	625,987	—

W. Carl Whitmer(4)	2003	412,156	380,000	—	5,220	(2)
Chief Financial Officer	2002	379,024	135,900	457,993	6,169
	2001	220,887	—	41,996	3,171

Phillip J. Mazzuca(5)	2003	284,938	142,433	—	20,259	(8)
President, Florida and	2002	261,857	39,063	—	52,514	(11)
Texas Markets	2001	200,928	5,709	100,170	84,508	(6)

Derek Morkel(9)	2003	208,968	104,463	—	14,762	(7)
Operations Chief Financial Officer	2002	118,805	32,506	125,996	45,663	(10)
	2001	—	—	—	—

(1)	Mr. White served as IAS’s non-executive Chairman of the Board of Directors from October 1999 until November 2000. He was appointed Chief Executive Officer in December 2000 and President in May 2001. He served as President of IAS until May 2004 and continues to serve as Chief Executive Officer of IAS. Mr. White was appointed Chief Executive Officer of IASIS LLC upon consummation of the Transactions.

(2)	Contribution on behalf of the employee to 401(k) plan.

(3)	Ms. McRee was appointed IAS’s Chief Operating Officer in May 2001 and President in May 2004. She was appointed President and Chief Operating Officer of IASIS LLC upon consummation of the Transactions.

(4)	Mr. Whitmer served as IAS’s Vice President and Treasurer from March 2000 until October 2001. He was appointed Chief Financial Officer of IAS in November 2001. He was appointed Chief Financial Officer of IASIS LLC upon consummation of the Transactions.

(5)	Mr. Mazzuca served as Chief Executive Officer of Town & Country Hospital through August 2001. He served as Division President of the Arizona market of IAS from August 2001 through October 2001. Mr. Mazzuca was appointed Division President of the Florida and Texas markets of IAS in October 2001. He served as President of the Florida market until July 2004 and continues to serve as President of the Texas market. Mr. Mazzuca was appointed President of the Texas market of IASIS LLC upon consummation of the Transactions.

(6)	Contribution of $3,245 on behalf of Mr. Mazzuca to 401(k) plan and relocation allowance of $81,263.

(7)	Contribution of $3,172 on behalf of Mr. Morkel to 401(k) plan and relocation allowance of $14,762.

(8)	Contribution of $8,072 on behalf of Mr. Mazzuca to 401(k) plan and relocation allowance of $12,187.

(9)	Mr. Morkel was appointed Operations Chief Financial Officer of IAS in February 2002. He was appointed Operations Chief Financial Officer of IASIS LLC upon consummation of the Transactions.

(10)	Relocation allowance.

(11)	Contribution of $2,077 on behalf of Mr. Mazzuca to 401(k) plan and relocation allowance of $50,437.

     None of the named executive officers were granted stock options or stock appreciation rights of IAS during 2003.

      The following table summarizes certain information with respect to unexercised options to purchase common stock of IAS held by the named executive officers at September 30, 2003. The securities underlying unexercised options were valued at $9.52 per share. No unexercised options were in-the-money at September 30, 2003.

FISCAL YEAR-END OPTION VALUES

	Number of Securities
	Underlying
	Unexercised-Options Held at
	September 30, 2003

Name	Exercisable	Unexercisable

David R. White	1,376,068	339,985
Sandra K. McRee	375,591	250,395
W. Carl Whitmer	400,786	225,198
Phillip J. Mazzuca	80,759	45,237
Derek Morkel	50,397	75,599

      We entered into rollover option agreements in connection with the Transactions with each of the named executive officers and Frank A. Coyle, John M. Doyle and Larry D. Hancock pursuant to which such executive officers agreed to roll over options to purchase an aggregate 299,900 shares of common stock of IAS into options to purchase an aggregate 3,263 shares of preferred stock of IAS, with an exercise price of $437.48 per share, and an aggregate 163,150 shares of new common stock of IAS, with an exercise price of $8.75 per share. These new rollover options are fully vested and shall remain outstanding and exercisable for the remainder of their original term.

      In connection with the Transactions, each outstanding option other than the rollover options granted under the IASIS Healthcare Corporation 2000 Stock Option Plan was cancelled in exchange for a per share cash payment equal to the excess of the per share merger consideration over the per share exercise price of such option. In addition, the 2000 Stock Option Plan was terminated in connection with the Transactions.

      In addition, in connection with the Transactions, IAS adopted the IASIS Healthcare Corporation 2004 Stock Option Plan. Each of Mr. White, Ms. McRee and Mr. Whitmer were granted options to purchase 292,000, 116,800 and 116,800 shares of common stock of IAS, respectively, at an exercise price of $20.00 per share. Mr. White’s options vest in four equal installments on each anniversary of the closing of the Transactions, and Ms. McRee’s and Mr. Whitmer’s options vest in five equal installments on each anniversary of the closing of the Transactions.

Employment Agreements

      On May 4, 2004, we entered into five-year employment agreements that commenced upon the consummation of the Transactions with each of David R. White, under which he serves as Chairman of the Board and Chief Executive Officer, Sandra K. McRee, under which she serves as Chief Operating Officer and President, and W. Carl Whitmer, under which he serves as Chief Financial Officer. Mr. White’s employment agreement provides for an initial base salary of $700,000 each year. Ms. McRee’s employment agreement provides for an initial base salary of $468,000 per year. Mr. Whitmer’s employment agreement provides for an initial base salary of $417,200 each year. Mr. White is entitled to receive an annual target bonus of up to 100% of his base salary and an annual maximum bonus of up to 200% of his base salary based upon the achievement of certain performance objectives set annually by the IAS board of directors. Ms. McRee and Mr. Whitmer also are entitled to receive an annual target bonus of up to 50% of their base salaries and an annual maximum bonus of up to 100% of their base salaries based upon the achievement of certain performance objectives set annually by the IAS board of directors.

      The employment agreements also contain severance provisions regarding compensation upon termination of employment under certain circumstances. If we terminate Mr. White’s, Ms. McRee’s or Mr. Whitmer’s employment without cause or any of them leave our company for “good reason,” such person will be entitled to receive a severance payment that includes an amount equal to two times the applicable annual base salary, a lump sum payment equal to the present value of all other benefits such person would have received through two years after the date of termination and, if eligible to receive a pro-rata bonus (such bonus to be determined based on a formula described in such person’s employment agreement) then two-times the pro rata bonus plus an additional pro-rata bonus payment. Additionally, the next tranche of options scheduled to vest will immediately vest and become exercisable and all vested options (other than the rollover options) may be exercised within one year from the date of termination or if eligible to receive a pro-rata bonus, then such options can be exercised within two years of termination. In addition, each of Mr. White and Ms. McRee has the right to terminate their employment one year after a change in control, or six months if the acquiror is in the healthcare facilities business, and receive their severance payments. The agreements contain non-competition and non-solicitation provision pursuant to which Mr. White, Ms. McRee, and Mr. Whitmer will not compete with IAS or its subsidiaries within 25 miles of the location of any hospital we manage for two years following the date of termination of such person’s employment. The agreements provide that during this time such person will not solicit or recruit our business partners and employees. In certain circumstances following a change in control, IAS has agreed to compensate Mr. White in the event any payment under his employment agreement is subject to an excise tax under Section 4999 of the Internal Revenue Code.

      By the terms of their employment agreements, upon the consummation of the Transactions, Mr. White was granted an option to purchase 2% of the total outstanding common stock of IAS, and each of Ms. McRee and Mr. Whitmer were granted options to purchase 0.8% of the total outstanding common stock of IAS under the IASIS Healthcare Corporation 2004 Stock Option Plan. Mr. White’s options vest in four equal installments on each anniversary of the closing of the Transactions and Ms. McRee and Mr. Whitmer’s options vest in five equal installments on each anniversary of the closing of the Transactions. In the event of a change in control, any portion of the stock option that is not vested and exercisable shall immediately vest and become exercisable. Additionally, in the event IAS consummates a merger, business combination or other similar transaction with a company or entity that does not constitute a change in control and immediately following the consummation of such a transaction, the investor group led by Texas Pacific Group, which established IASIS Investment, as of the consummation of the Transactions and their affiliates beneficially own less than 50% of the voting power of such person and Mr. White, Ms. McRee or Mr. Whitmer’s employment is terminated by IAS without cause or by the executive for “good reason,” any portion of the stock option that has not become vested and exercisable as of the date of termination shall become immediately vested and exercisable.

Stock Option Plan

      The IASIS Healthcare Corporation 2004 Stock Option Plan was established to promote our interests by providing our key employees, directors, service providers and consultants with an additional incentive to continue to work for or to perform services for us, and to improve our growth and profitability. The options granted under the plan represent the right to purchase IAS (our parent) common stock upon exercise. Each option shall be identified as either an incentive stock option or a non-qualified stock option. The plan was adopted by the board of directors and sole stockholder of IAS in connection with the Transactions.

      Generally, the exercise price of the options will equal the fair market value of a share of the common stock as of the grant date as determined by the IAS board of directors. Upon a change in control, the options will become 100% vested if the participant’s employment is terminated without “cause” or by the participant for good reason within the 2-year period immediately following such change in control. On a termination of a participant’s employment, unvested options automatically expire and vested options expire on the earlier of (i) the commencement of business on the date the employment is terminated for “cause”; (ii) 90 days after the date employment is terminated for any reason other than cause, death or disability; (iii) one year after the date employment is terminated by reason of death or disability; or (iv) the 10th anniversary of the grant date for such option.

      In connection with the plan, each participant is expected to enter into an agreement that will generally provide that for the 90-day period following the later of (i) a termination of employment or (ii) six months and one day following the date that shares of common stock were acquired pursuant to the exercise of the option, we have the right to repurchase each share then owned by the participant at fair value, as determined in good faith by the IAS board of directors.

      The plan is designed to comply with the requirements of “performance-based compensation” under Section 162(m) of the Internal Revenue Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Securities Exchange Act. Under the terms of this plan, a committee established by the IAS board of directors administers this plan and may grant, in its discretion, incentive stock options and non-qualified stock options to our selected directors, officers, employees and consultants. Among other things, the committee has the power to determine at what time options may be granted as well as the terms, conditions, restrictions and performance criteria, if any, relating to the options. In addition, the plan prohibits the transfer of options, except by will or the laws of descent.

      The maximum number of shares of IAS common stock that may be issued pursuant to options granted under the plan is 1,168,000; provided, however, that on each anniversary of the closing of the Transactions prior to an initial public offering, an additional 146,000 shares of common stock will be available for grant.

      The terms and conditions applicable to options are set forth by the committee in each individual option agreement. However, no option granted under this plan may expire later than ten years from its date of grant. In addition, the committee may not grant incentive stock options to any person who is not our employee on the date of the grant, and the exercise price of an incentive stock option cannot be less than the fair market value of a share of IAS common stock on the date of its grant. The exercise price of an incentive stock option granted to a stockholder who owns at the time of the grant shares of IAS common stock with more than ten percent of the total combined voting power of all classes of IAS capital stock cannot be less than 110% of the fair market value of a share of IAS common stock on the date of the grant and the exercise period shall not exceed five years from the date of the grant. Furthermore, the aggregate fair market value of the shares of IAS common stock for which incentive stock options granted under this plan or any other stock option plan, determined as of the date of grant, that become exercisable for the first time by any person during any calendar year may not exceed $100,000. Any incentive stock options granted in excess of this limitation will be treated for all purposes as non-qualified stock options.

      The IAS board of directors may amend this plan at any time for any reason subject to the stockholders approval to the extent necessary to meet the requirements of applicable law. However, no amendment can adversely affect an optionee’s right under a previously granted option without the consent of the optionee. Unless terminated earlier by the board, this plan will terminate by its terms effective June 22, 2014, although previously granted options may be exercised after plan termination in accordance with the terms of the plan as in effect upon termination.

      As of June 30, 2004, options to purchase a total of 525,600 shares had been granted and were outstanding under this plan, of which no options to purchase shares were then vested and exercisable.

      The table below sets forth the following information as of June 30, 2004, with respect to our compensation plans (including individual compensation arrangements) under which equity securities of IAS are authorized for issuance, presented in the aggregate:

•	the number of securities to be issued upon the exercise of outstanding options;

•	the weighted-average exercise price of the outstanding options; and

•	the number of securities remaining available for future issuance under the plan.

      We have not issued any warrants or other rights to purchase our equity securities.

			Remaining Available
			for Future Issuance
	Number of		Under Equity
	Securities to be		Compensation Plans
	Issued Upon	Weighted-average	(excluding securities
	Exercise of	Exercise Price of	reflected in the
Plan Category	Outstanding Options	Outstanding Options	first column)

Equity compensation plans approved by security holders
Preferred stock(1)	3,263	$437.48	—
Common stock(2)	688,750	$17.34	642,400
Equity compensation plans not approved by security holders	—	—	—

Total	692,013	$19.32	642,400

(1)	Shares of preferred stock to be issued upon exercise of rollover options issued in connection with the Transactions.

(2)	Consists of 163,150 shares of common stock to be issued upon exercise of rollover options issued in connection with the Transactions, with an exercise price of $8.75 per share, and 525,600 shares of common stock to be issued upon exercise of options issued under the IASIS Healthcare Corporation 2004 Stock Option Plan, with an exercise price of $20.00 per share. Of the 1,168,000 shares of common stock currently authorized for issuance under the 2004 Stock Option Plan, 642,400 shares remain available for future issuance.

THE TRANSACTIONS

The Merger

      IAS entered into a definitive merger agreement dated as of May 4, 2004 pursuant to which an investor group led by Texas Pacific Group acquired IAS on June 22, 2004. In the merger, IAS’s security holders received, in the aggregate, $738.0 million less the amount of certain expenses and other adjustments. In addition, approximately $647.6 million of existing indebtedness was refinanced in connection with the acquisition. The total transaction value, including estimated tender premiums, consent fees and other fees and expenses, was approximately $1.5 billion.

      In order to effect the acquisition, the investor group established IASIS Investment and capitalized it with $544.0 million in cash and a contribution of shares of IAS’s common stock valued at $40.0 million. Of this investment, $434.0 million in cash was contributed by TPG, $110.0 million in cash was contributed by JLL, and $40.0 million in shares of IAS’s common stock was contributed by Trimaran. The cash contributed by the investor group was contributed by IASIS Investment to Titan Merger Corporation, a wholly owned subsidiary of IASIS Investment, which merged with and into IAS. In the merger, IAS issued shares of common and preferred stock to IASIS Investment, which is the sole stockholder of IAS after giving effect to the merger. Prior to the acquisition, IAS was controlled by JLL Partners, through its subsidiary, JLL Healthcare LLC, which owned approximately 87.5% of the issued and outstanding common stock of IAS.

      In connection with the merger, David R. White, Sandra K. McRee, W. Carl Whitmer, Frank A. Coyle, Derek Morkel, John M. Doyle, Phillip J. Mazzuca and Larry D. Hancock agreed to roll over options to purchase an aggregate 299,900 shares of common stock of IAS into options to purchase an aggregate 3,263 shares of preferred stock of IAS, with an exercise price of $437.48 per share, and an aggregate 163,150 shares of new common stock of IAS, with an exercise price of $8.75 per share. These new rollover options are fully vested and shall remain outstanding and exercisable for the remainder of their original term. Prior to the merger, IAS contributed substantially all of its assets and liabilities to IASIS LLC in exchange for all of the equity interests in IASIS LLC. As a result, IAS is a holding company, IASIS LLC is a wholly owned subsidiary of IAS, and IAS’s operations are conducted by IASIS LLC, a co-issuer of the notes.

      After giving effect to the Transactions, IASIS LLC is a limited liability company consisting of 100% common interests owned by IAS. IAS’s outstanding shares consist of one class of common stock and one class of preferred stock, and 100% of the outstanding common and preferred stock is owned by IASIS Investment. In addition, senior members of IAS’s management converted a portion of their in-the-money options into options to purchase IAS’s common and preferred shares in connection with the Transactions. The outstanding equity interest of IASIS Investment is held 74.4% by TPG, 18.8% by JLL and 6.8% by Trimaran.

      We refer to the merger, the related financing transactions and the applications of the proceeds from the financing transactions as the “Transactions.”

The Financing Transactions

      The following financing transactions occurred in connection with the merger agreement and related documents:

•	an investment made by TPG totaling $434.0 million in cash;

•	an investment made by JLL totaling $110.0 million in cash;

•	a contribution of shares of IAS common stock by Trimaran of $40.0 million;

•	the execution of an amended and restated credit agreement governing new senior secured credit facilities providing for a $425.0 million term loan, drawn at closing, and a $250.0 million revolving credit facility for working capital and general corporate purposes, which was not drawn at closing (other than outstanding letters of credit totaling $36.7 million); and

•	the issuance and sale of $475.0 million in aggregate principal amount of the outstanding notes.

      The proceeds from the financing transactions were used to:

•	pay all amounts due to the security holders of IAS under the terms of the merger agreement;

•	repay all outstanding indebtedness under our existing senior secured credit facilities;

•	repurchase the 13% notes and the 8 1/2% notes, and pay the related tender premiums and consent fees, pursuant to a tender offer and consent solicitation by IAS; and

•	pay the fees and expenses related to the merger and the related financing transactions.

      The following table summarizes the sources and uses of funds for the Transactions (dollars in millions):

Sources
Revolving credit facility (1)(2)	$—
Term loan (1)	425.0
Outstanding notes	475.0
Cash equity investment (3)	544.0
Contribution of IAS shares (4)	40.0

Total Sources	$1,484.0

Uses
Purchase price	$738.0
Repayment of existing senior secured credit facilities	321.1
Repurchase of existing notes (5)	366.4
Fees and expenses (6)	58.5

Total Uses	$1,484.0

(1)	See “Description of Certain Indebtedness.”
(2)	The revolving credit facility provides for availability of borrowings of up to $250.0 million. There were no borrowings under the revolving credit facility upon consummation of the Transactions; however, we had letters of credit outstanding totaling $36.7 million.
(3)	Comprised of $434.0 million from TPG and $110.0 million from JLL in exchange for common and preferred stock in IAS.
(4)	This investment is through a contribution of shares by Trimaran.
(5)	Represents $230.0 million principal amount of the 13% notes and $100.0 million principal amount of the 8 1/2% notes, plus tender premiums and consent fees of $36.4 million. All of the 8 1/2% notes were tendered in connection with IAS’s cash tender offer to purchase any and all of the 13% notes and the 8 1/2% notes. Holders of approximately $3.5 million of the 13% notes did not tender their notes. Of these funds, $3.5 million was allocated for the future retirement of the outstanding 13% notes, which were subsequently retired.
(6)	Includes commitment, placement, financial advisory and other transaction fees as well as legal, accounting and other professional fees.

The Tender Offer and Consent Solicitation

      On May 6, 2004, IAS commenced a cash tender offer to purchase any and all of the 13% notes and the 8 1/2% notes. IAS also commenced a solicitation of consents to proposed amendments to the indentures governing the notes that would amend or eliminate substantially all of the restrictive covenants contained in the indentures. As of the consent payment deadline, holders of approximately 98.5% of the outstanding principal amount of the 13% notes and 100% of the outstanding principal amount of the 8 1/2% notes had tendered their notes and consented to the applicable proposed amendments. IAS executed supplemental indentures implementing the proposed amendments shortly thereafter, thereby terminating withdrawal rights for tendering holders. The proposed amendments became operative when IAS accepted for purchase and paid for tendered notes. Holders of approximately $3.5 million of the 13% notes did not tender their notes. Of the proceeds from the Transactions, $3.5 million was allocated for the future retirement of the outstanding 13% notes, which were subsequently retired.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

      After giving effect to the Transactions, IASIS LLC is a limited liability company consisting of 100% common interests owned by IAS. IAS’s outstanding shares consist of one class of common stock and one class of preferred stock, and 100% of the outstanding common and preferred stock is owned by IASIS Investment. See “Certain Relationships and Related Party Transactions — Preferred Stock.” In addition, senior members of IAS’s management converted a portion of their in-the-money options into options to purchase IAS’s common and preferred shares in connection with the Transactions. The outstanding equity interest of IASIS Investment is held 74.4% by TPG, 18.8% by JLL and approximately 6.8% by Trimaran.

      The following table presents information as of June 30, 2004 regarding ownership of shares of IAS common stock and preferred stock by each person known to be a holder of more than 5% of IAS common stock and preferred stock, the members of the IAS board of directors, each executive officer named in the summary compensation table and all current directors and executive officers as a group.

      When reviewing the following table, you should be aware that the amounts and percentage of common stock and preferred stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

      Unless otherwise indicated, the address of each person listed below is 117 Seaboard Lane, Building E, Franklin, Tennessee 37067.

			Percentage of	Percentage of
	Preferred Shares	Common Shares	Preferred Shares	Common Shares
Beneficial Owners	Beneficially Owned (a)	Beneficially Owned (b)	Beneficially Owned	Beneficially Owned

IASIS Investment (c)	292,000.00	14,600,000	100.0%	100.0%
David R. White	1,213.17	60,658	*	*
Sandra K. McRee	890.02	44,501	*	*
W. Carl Whitmer	707.23	35,361	*	*
Phillip J. Mazzuca	87.04	4,352	*	*
Derek Morkel	108.80	5,440	*	*
David Bonderman (d)	—	—	—	—
Jonathan J. Coslet (d)	—	—	—	—
Kirk E. Gorman	—	—	—	—
Curtis Lane	—	—	—	—
Todd B. Sisitsky (d)	—	—	—	—
Paul S. Levy (e)	54,896.00	2,744,800	18.8%	18.8%
Jeffrey C. Lightcap (e)	54,896.00	2,744,800	18.8%	18.8%
Current directors and executive officers as a group (20 persons)	295,263.00	14,763,152	100.0%	100.0%

*	Less than 1%.

(a)	The following shares of preferred stock subject to options converted by management in connection with the Transactions currently exercisable or exercisable within 60 days of June 30, 2004, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person: Mr. White, 1,213.17; Ms. McRee, 890.02; Mr. Whitmer, 707.23; Mr. Mazzuca, 87.04; Mr. Morkel, 108.80; and all current directors and executive officers as a group (18 persons), 3,263.

(b)	The following shares of common stock subject to options converted by management in connection with the Transactions currently exercisable or exercisable within 60 days of June 30, 2004, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person: Mr. White, 60,658; Ms. McRee, 44,501; Mr. Whitmer, 35,361; Mr. Mazzuca, 4,352; Mr. Morkel, 5,440; and all current directors and executive officers as a group (18 persons), 163,152.

(c)	The membership interests of IASIS Investment are owned as follows: TPG, 74.4%, JLL, 18.8%, and Trimaran, 6.8%. TPG Advisors III, Inc. and TPG Advisors IV, Inc. through their ownership of TPG, which owns a controlling interest in IASIS Investment, may be deemed to beneficially own all of the shares of preferred stock and common stock owned by IASIS Investment.

(d)	David Bonderman, James G. Coulter and William S. Price, III are directors, executive officers and the sole shareholders of TPG Advisors III, Inc. and TPG Advisors IV, Inc. TPG Advisors III, Inc. and TPG Advisors IV, Inc. through their ownership of TPG, which owns a controlling interest in IASIS Investment, may be deemed to beneficially own all of the shares of preferred stock and common stock owned by IASIS Investment. Messrs. Bonderman, Coulter and Price, by virtue of their positions with TPG Advisors III, Inc. and TPG Advisors IV, Inc. may be deemed to have investment powers and beneficial ownership with respect to all of the shares of preferred stock and common stock owned by IASIS Investment. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of these shares of preferred stock and common stock. None of Messrs. Coslet and Sisitsky has investment power over any of the shares of preferred stock and common stock owned by IASIS Investment.

(e)	Messrs. Levy and Lightcap are senior managing directors of JLL Partners, Inc. which, through its controlling interest in JLL, which owns 18.8% of IASIS Investment, may be deemed to beneficially own 18.8% of the shares of preferred stock and common stock owned by IASIS Investment. Accordingly, each of Messrs. Levy and Lightcap may be deemed to beneficially own 18.8% of the shares of preferred stock and common stock owned by IASIS Investment.

     All of the membership interests in IASIS LLC are pledged to our lenders as security for our obligations under our new senior secured credit facilities. In the event of a default under our new senior secured credit facilities, our lenders would have the right to foreclose on such membership interests, which would result in a change in control of our company.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Senior Secured Credit Facilities

      As part of the Transactions, we entered into an amended and restated senior credit agreement with various lenders and Bank of America, N.A., as administrative agent. The following is a summary of the material terms contained in the amended and restated credit agreement governing the new senior secured credit facilities. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the amended and restated senior credit agreement.

      Structure. The new senior secured credit facilities consist of:

•	a new senior secured term loan of $425.0 million, which we refer to as the Term Facility, and

•	a new senior secured revolving credit facility of up to $250.0 million, which we refer to as the Revolving Facility.

      The full amount of the Term Facility was drawn in a single drawing at the closing to fund the Transactions. See “The Transactions.” No amount was drawn under the Revolving Facility at closing. Subject to customary conditions, including the absence of defaults under the amended and restated senior credit agreement, amounts available under the Revolving Facility may be borrowed, repaid and reborrowed after the closing, including in the form of letters of credit and swing line loans, until the maturity date thereof. The Revolving Facility may be utilized to fund our working capital and for other general corporate purposes.

      The amended and restated senior credit agreement also contains an “accordion” feature that permits us to borrow at a later date additional term loans, maturing no earlier than the Term Facility, in an aggregate amount up to $300.0 million, subject to the receipt of commitments and the satisfaction of other conditions (including compliance with the indebtedness covenant under the notes). No commitments for such increase have been received at this time.

      Maturity, Amortization and Prepayment. The Term Facility has a maturity of seven years and will amortize in 24 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Facility during the first six years thereof, with the balance payable in four equal installments in year seven. Unless terminated earlier, the Revolving Facility has a maturity of six years and has a single maturity.

      The new senior secured credit facilities are subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights and baskets; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights and de minimus baskets; (iii) $50.0 million of the net cash proceeds of an initial public offering by us (declining, if a leverage ratio is met); (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the amended and restated senior credit agreement); and (v) 50% of our excess cash flow, as defined in the amended and restated senior credit agreement, if and only if a leverage ratio is not met. Any such prepayment is applied first to the Term Facility and thereafter to the Revolving Facility.

      Interest and Fees. The term loans under the Term Facility bear interest at a rate equal to LIBOR plus 2.25% per annum or at our option, the base rate plus 1.25% per annum. The loans under the Revolving Facility initially bear interest at a rate equal to LIBOR plus 2.50% per annum or at our option, the base rate plus 1.50% per annum, and, beginning after December 31, 2004, may decline by as much as 0.50% if certain leverage ratios are met. A commitment fee equal to 0.50% per annum times the daily average undrawn portion of the Revolving Facility will accrue and will be payable quarterly in arrears.

      Guarantees. All of our obligations under the new senior secured credit facilities are guaranteed by IAS and our existing and subsequently acquired or organized domestic subsidiaries (except Health Choice and Biltmore Surgery Center Limited Partnership).

      Security. The new senior secured credit facilities are secured by first priority security interests in substantially all assets of our company and the guarantors thereunder. In addition, the new senior secured credit facilities are secured by a first priority security interest in 100% of the capital stock of our company and 100% of the capital stock of each of our present and future domestic subsidiaries to the extent owned by our company or a guarantor, 65% of the capital stock of each of our first tier foreign subsidiaries to the extent owned by our company or a guarantor, and all intercompany debt owed to our company or any guarantor.

      Covenants. The new senior secured credit facilities contain a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur guarantee obligations; (iv) repay other indebtedness; (v) pay certain restricted payments and dividends; (vi) create liens on assets or prohibit liens securing the new senior secured credit facilities; (vii) make investments, loans or advances; (viii) restrict distributions to our company; (ix) make certain acquisitions; (x) engage in mergers or consolidations; (xi) enter into sale and leaseback transactions; (xii) engage in certain transactions with subsidiaries and affiliates; or (xiii) amend the terms of the notes and otherwise restrict corporate activities.

      In addition, under the new senior secured credit facilities, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio and maximum capital expenditures. The credit agreement governing our new senior secured credit facilities sets our capital expenditure limitation at $115.0 million from April 1 through the end of fiscal 2004, with this amount declining by $5.0 million each subsequent fiscal year to $100.0 million for fiscal year 2007 and thereafter, subject to certain exceptions. In addition, the credit agreement governing our new senior secured credit facilities provides that we may acquire hospitals and other related businesses upon satisfaction of certain requirements, including demonstrating pro forma compliance with a maximum senior leverage ratio of 3.50 to 1, along with a maximum total leverage ratio, calculated pursuant to the credit agreement based on total indebtedness less cash and cash equivalents, of 6.25 to 1 applicable as of June 30, 2004 (which ratio decreases during the term of the Credit Agreement pursuant to the terms therein) and a minimum interest coverage ratio of 2.00 to 1 applicable as of June 30, 2004 (which ratio increases during the term of the Credit Agreement pursuant to the terms therein). As of June 30, 2004, our actual total leverage ratio was 4.71 and our actual interest coverage ratio was 2.91.

      Events of Default. The new senior secured credit facilities contain customary events of default, including (i) nonpayment of principal or interest; (ii) defaults under certain other agreements or instruments of indebtedness; (iii) noncompliance with covenants; (iv) breaches of representations and warranties; (v) bankruptcy-related events or dissolution; (vi) judgments in excess of specified amounts; (vii) certain ERISA matters; (viii) actual or asserted invalidity of guarantees of the new senior secured credit facilities or impairment of security interests in collateral; and (ix) certain change of control events.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

IASIS Investment Limited Liability Company Operating Agreement

      TPG is party to a limited liability company operating agreement of IASIS Investment with Trimaran and JLL. TPG, JLL and Trimaran hold approximately 74.4%, 18.8% and 6.8%, respectively, of the equity interests of IASIS Investment. TPG is the managing member of IASIS Investment.

      Pursuant to this agreement, initially JLL is entitled to nominate two directors to the IAS board of directors, with the remainder of the board of directors to be nominated by TPG. The right of JLL to nominate two directors is subject to its ownership percentage in IASIS Investment remaining at or above 9.4%. In the event JLL’s ownership percentage in IASIS Investment falls below 9.4%, but is at least 4.7%, JLL will have the right to nominate one director. If JLL’s ownership percentage falls below 4.7%, it will not have the right to nominate any directors. The agreement also places certain restrictions on the transfer of membership interests in IASIS Investment. JLL and Trimaran have the right to participate in certain dispositions by TPG and can be required to participate on the same terms in any sale by TPG in excess of a specified percentage of its collective interest.

Investor Rights Agreement

      After giving effect to the Transactions, IASIS Investment is the sole stockholder of IAS, which owns 100% of the common interests of IASIS LLC. IASIS Investment is party to an investor rights agreement with IAS. Pursuant to this agreement, IASIS Investment can cause IAS to register its interests in IAS under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. IASIS Investment is also entitled to participate on a pro rata basis in any registration of our equity interests under the Securities Act that IAS may undertake. The agreement also grants IASIS Investment preemptive rights over certain additional issuances of equity securities by IAS.

Management Services Agreement

      Upon the consummation of the Transactions, we entered into a management services agreement with TPG GenPar III, L.P., TPG GenPar IV, L.P., both affiliates of Texas Pacific Group, JLL Partners Inc. and Trimaran Fund Management, L.L.C. under which we paid those parties a transaction fee equal to $15 million in the aggregate. The management services agreement provides that in exchange for consulting and management advisory services that will be provided to us by the investors, we will pay an aggregate monitoring fee of 0.25% of budgeted net revenue up to a maximum of $5 million per fiscal year to these parties (or certain of their respective affiliates) on a quarterly basis and reimburse them for their reasonable disbursements and out-of-pocket expenses. This monitoring fee will be subordinated to the notes in the event of a bankruptcy of the company.

DESCRIPTION OF EXCHANGE NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, (1) the term “Company” refers only to IASIS Healthcare LLC and not to any of its subsidiaries, (2) the term “IASIS Capital” refers to IASIS Capital Corporation, a wholly owned subsidiary of the Company with nominal assets which conducts no operations and (3) the term “Issuers” refers to the Company and IASIS Capital. Additionally, unless the context clearly indicates otherwise, the term “notes” refers to the $475.0 million in aggregate principal amount of the Issuers’ outstanding 8 3/4% senior subordinated notes due 2014, which we refer to as the outstanding notes, and the Issuers’ 8 3/4% senior subordinate notes due 2014 that have been registered under the Securities Act of 1933 and are offered hereby in exchange for the outstanding notes, which we refer to as the exchange notes.

      The Issuers will issue the exchange notes under an indenture among the Issuers, the Guarantors and The Bank of New York Trust Company, N.A., as trustee. This is the same indenture pursuant to which we issued the outstanding notes. The terms of the exchange notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

      The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

      The registered holder of an exchange note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Exchange Notes and the Subsidiary Guarantees of the Exchange Notes

The Exchange Notes

      The exchange notes:

•	will be general unsecured obligations of the Issuers;

•	will be subordinated in right of payment to all existing and future Senior Debt of the Issuers, including borrowings under the Credit Agreement;

•	will be pari passu in right of payment to any future senior subordinated Indebtedness of the Issuers;

•	will be senior in right of payment to any future subordinated Indebtedness of the Issuers; and

•	will be unconditionally guaranteed by each of the Guarantors on a senior subordinated basis.

The Subsidiary Guarantees of the Exchange Notes

      The exchange notes will be guaranteed by all of the Company’s current Domestic Subsidiaries other than the Non-Guarantor Subsidiaries. Future Restricted Subsidiaries (other than Non-Guarantor Subsidiaries) that are guarantors under the Credit Agreement will also become guarantors of the exchange notes.

      The guarantee of each Guarantor of the exchange notes:

•	will be a general unsecured obligation of that Guarantor;

•	will be subordinated in right of payment to all existing and future Senior Debt of that Guarantor, including guarantees of Indebtedness under the Credit Agreement;

•	will be pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

      As of June 30, 2004, the Issuers and the Guarantors had total Senior Debt of $439.5 million, consisting of $425.0 million of borrowings under the Credit Agreement, $3.5 million of 13% notes that were not tendered (that were subsequently retired) and $11.0 million in respect of Capital Lease Obligations. As indicated above and as discussed in detail below under the caption “—Subordination,” payments on the exchange notes and under the guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Senior Debt.

      The Non-Guarantor Subsidiaries will not guarantee the exchange notes. In the event of a bankruptcy, liquidation or reorganization of any of the Non-Guarantor Subsidiaries, the Non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As a result, the exchange notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Non-Guarantor Subsidiaries. The Non-Guarantor Subsidiaries held $281.4 million of our consolidated assets as of June 30, 2004. As of June 30, 2004, the Non-Guarantor Subsidiaries had approximately $72.3 million of trade payables, lease obligations and other liabilities (excluding (1) debt owing to the Company and its Subsidiaries and (2) borrowings under the Credit Agreement guaranteed by certain Non-Guarantor Subsidiaries) assuming consummation of the Transactions. See “Risk Factors—Your right to receive payments on the exchange notes could be adversely affected if our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.” For more detail about the revenues and assets of certain of our Non-Guarantor Subsidiaries, see our condensed consolidated financial statements included elsewhere in this prospectus.

      As of the date of this prospectus, Health Choice Arizona, Inc., Odessa Regional Hospital, LP, Jordan Valley Hospital, LP, Davis Hospital & Medical Center, LP, The Medical Center of Southeast Texas, LP and Biltmore Surgery Center Limited Partnership are Non-Guarantor Subsidiaries. In addition, other Subsidiaries of the Company may become Non-Guarantor Subsidiaries. See the definition of “Non-Guarantor Subsidiaries” under “—Certain Definitions” below.

      As of the date of this prospectus, the following Non-Guarantor Subsidiaries guarantee, and have pledged their assets to secure, the Company’s obligations under the Credit Agreement: Odessa Regional Hospital, LP, Jordan Valley Hospital, LP, Davis Hospital & Medical Center, LP and The Medical Center of Southeast Texas, LP. These Non-Guarantor Subsidiaries held $270.9 million of our consolidated assets as of June 30, 2004. As of June 30, 2004, these Non-Guarantor Subsidiaries had approximately $24.8 million of trade payables, lease obligations and other liabilities (excluding (1) debt owing to the Company and its Subsidiaries and (2) borrowings under the Credit Agreement guaranteed by certain Non-Guarantor Subsidiaries) assuming consummation of the Transactions. There may in the future be other Non-Guarantor Subsidiaries that will guarantee, and pledge their assets to secure, the Company’s obligations under the Credit Agreement. See the definition of “Non-Guarantor Subsidiaries” under “—Certain Definitions” below.

      As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the exchange notes.

Principal, Maturity and Interest

      We issued $475.0 million in aggregate principal amount of the outstanding notes. We may issue additional notes other than the exchange notes under the indenture from time to time. Any issuance of additional notes other than the exchange notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The outstanding notes, the exchange notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 15, 2014.

      Interest on the notes will accrue at the rate of 8 3/4% per annum and will be payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2004. Interest on overdue principal, interest and Special Interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Issuers will make each interest payment to the holders of record on the immediately preceding June 1 or December 1.

      Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a holder of notes has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium and Special Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuers will not be required to transfer or exchange any note selected for redemption. Also, the Issuers will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

      The exchange notes will be guaranteed by each of the Company’s current Domestic Subsidiaries, other than the Non-Guarantor Subsidiaries, as long as they remain Restricted Subsidiaries. Future Restricted Subsidiaries (other than Non-Guarantor Subsidiaries) that are guarantors under the Credit Agreement will also become guarantors of the notes. The Subsidiary Guarantees will be joint and several obligations of the Guarantors. Each Subsidiary Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Exchange Notes—Federal and state laws permit courts to void guarantees under certain circumstances.”

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company, IASIS Capital or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person (if other than the Company, IASIS Capital or a Guarantor) acquiring the property in any such sale or disposition or the Person (if other than the Company, IASIS Capital or a Guarantor) formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

      The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) if that Guarantor is released from its guarantee under the Credit Agreement;

(5) if that Guarantor is designated as a Non-Guarantor Subsidiary in accordance with the definition of Non-Guarantor Subsidiary; or

(6) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

      If any Guarantor is released from its Subsidiary Guarantee, any of its Subsidiaries that are Guarantors will be released from their Subsidiary Guarantees, if any.

      See “—Repurchase at the Option of Holders—Asset Sales.”

Subordination

      The payment of all Obligations in respect of the notes will be subordinated to the prior payment in full in cash of all Senior Debt of the Issuers, including Senior Debt of the Issuers incurred after the date of the indenture.

      The holders of Senior Debt of the Issuers will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, whether or not such interest is an allowable claim) before the holders of notes will be entitled to receive any payment (by setoff or otherwise) with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”), in the event of any distribution to creditors of the Company:

(1) in a liquidation or dissolution of the Company;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3) in an assignment for the benefit of the Company’s creditors; or

(4) in any marshaling of the Company’s assets and liabilities.

      The Issuers also may not make any payment (by setoff or otherwise) in respect of the notes or acquire or redeem the notes for cash or property or otherwise (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any Designated Senior Debt that permits holders of that Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from the holders of (or agent of any of the holders of) any Designated Senior Debt.

      Payments on the notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated or a payment default exists on any Designated Senior Debt.

      No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Special Interest, if any, on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

      If the trustee or any holder of the notes receives a payment (including a payment by a Guarantor under its Subsidiary Guarantee) in respect of the notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the trustee or the holder has actual knowledge that the payment is prohibited,

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

      The Company must promptly notify holders of Senior Debt of the Issuers if payment on the notes is accelerated because of an Event of Default.

      The obligations of each Guarantor under its Subsidiary Guarantee will be subordinated to the Senior Debt of that Guarantor on the same basis as the notes are subordinated to the Senior Debt of the Issuers.

      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Issuers or that Guarantor, holders of notes may recover less ratably than creditors of the Issuers or any Guarantor, as applicable, who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of notes may recover less ratably than trade creditors of the Issuers or a Guarantor. See “Risk Factors—Risks Relating to the Exchange Notes—Your right to receive payments on the exchange notes is junior to our existing and future senior indebtedness, and the existing and future senior indebtedness of the guarantors, including borrowings under the new senior secured credit facilities.”

Optional Redemption

      At any time prior to June 15, 2007, the Issuers may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.750% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by the Issuers or a contribution to the common equity capital of the Company from the net proceeds of one or more Equity Offerings by a direct or indirect parent of the Company (in each case, other than Excluded Contributions and the net proceeds of a sale of Designated Preferred Stock); provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering or equity contribution.

      Except pursuant to the preceding paragraph, the notes will not be redeemable at the Issuers’ option prior to June 15, 2009.

      On or after June 15, 2009, the Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2009	104.375%
2010	102.917%
2011	101.458%
2012 and thereafter	100.000%

      Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

      The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, each holder of notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

      On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

      The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, the Issuers will either repay all their outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing their outstanding Senior Debt to permit the repurchase of notes required by this covenant.

      The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash other than in the case where the Company or such Restricted Subsidiary is undertaking a Hospital Swap. For purposes of this provision, each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(c) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of receipt, to the extent of the cash received in that conversion;

(d) any Designated Noncash Consideration the Fair Market Value of which, when taken together with all other Designated Noncash Consideration received pursuant to this clause (d) (and not subsequently converted into Cash Equivalents that are treated as Net Proceeds of an Asset Sale), does not exceed $15.0 million since the date of the indenture, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(e) any stock or assets of the kind referred to in clauses (2) or (4) of the third paragraph of this covenant.

      Notwithstanding the foregoing, the 75% limitation referred to in clause (2) above shall not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure; or

(4) to acquire Additional Assets,

provided that the requirements of clauses (2) through (4) above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by the Company or its Restricted Subsidiary within 365 days after the receipt of such Net Proceeds and such Net Proceeds are applied in accordance with such agreement.

      Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the third paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within ten business days thereof, the Company will make an Asset Sale Offer to all holders of notes and if the Company elects (or is required by the terms of such other pari passu Indebtedness), all holders of other Indebtedness that is pari passu with the notes. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

      The agreements governing the Company’s outstanding Senior Debt in existence on the date of the indenture will restrict the Company from purchasing any notes, and also provide that certain change of control or asset sale events with respect to the Company or repurchases of or other prepayments in respect of the notes would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the agreements governing the Company’s Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

      No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(A) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’

Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); provided that the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of a Restricted Subsidiary of the Company shall not constitute a Restricted Payment;

(B) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(C) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of any such subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or payment at final maturity, in each case within one year of the date of acquisition; or

(D) make any Restricted Investment;

(all such payments and other actions set forth in these clauses (A) through (D) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (12), (13), (14), (15), (16), (17) and (18) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate Qualified Proceeds received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock, Excluded Contributions and the net proceeds from a sale of Designated Preferred Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(c) 100% of the aggregate Qualified Proceeds from (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of any Restricted Investment that was made after the date of the indenture and (B) repurchases, redemptions and repayments of such Restricted Investments and the receipt of any dividends or distributions from such Restricted Investments; plus

(d) to the extent that any Unrestricted Subsidiary of the Company designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the

Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation; plus

(e) in the event the Company and/or any Restricted Subsidiary of the Company makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary of the Company, an amount equal to the existing Investment of the Company and/or any of its Restricted Subsidiaries in such Person that was previously treated as a Restricted Payment.

The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the provisions of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(5) the repurchase, redemption or other acquisition or retirement for value of Disqualified Stock of the Company or any Restricted Subsidiary of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of Replacement Preferred Stock that is permitted to be incurred pursuant to the covenant described below under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) the payment of any dividend or other distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after the date of the indenture;

(7) the payment of any dividend (or any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(8) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director, employee or consultant of the Company or any of its Restricted Subsidiaries, and any dividend payment or other distribution by the Company or a Restricted Subsidiary to a direct or indirect parent holding company of the Company utilized for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of such direct or indirect parent holding company held by any current or former officer, director, employee or consultant of the Company or any of its Restricted Subsidiaries, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement or benefit plan of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any fiscal year (it being understood, however, that unused amounts permitted to be paid pursuant to this proviso are available to be carried over to subsequent fiscal years); provided further that such amount in any fiscal year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests of the Company and, to the extent contributed to the Company as common equity capital, Equity Interests of the Company’s direct or indirect parent entities, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after the date of the indenture, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(b) of the preceding paragraph, and excluding Excluded Contributions, plus

(b) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the date of the indenture, less

(c) the amount of any Restricted Payments previously made pursuant to clauses (a) and (b) of this clause (8);

and provided further that cancellation of Indebtedness owing to the Company from members of management, directors or consultants of the Company or any of its Restricted Subsidiaries, or any direct or indirect parent holding company of the Company, in connection with a repurchase of Equity Interests of the Company or any direct or indirect parent holding company of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

(9) the repurchase of Equity Interests deemed to occur upon the exercise of options, rights or warrants to the extent such Equity Interests represent a portion of the exercise price of those options, rights or warrants;

(10) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee with any Excess Proceeds that remain after consummation of an Asset Sale Offer;

(11) so long as no Default has occurred and is continuing or would be caused thereby, after the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the notes pursuant to the covenant described above under “—Repurchase at the Option of Holders— Change of Control” (including the purchase of the notes tendered), any purchase or redemption of Indebtedness that is contractually subordinated to the notes or to any Subsidiary Guarantee required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus any accrued and unpaid interest; provided, however, the Company would be able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the Caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below after giving pro forma effect to such Restricted Payment;

(12) cash payments in lieu of fractional shares issuable as dividends on preferred stock or upon the conversion of any convertible debt securities of the Company or any of its Restricted Subsidiaries;

(13) Permitted Payments to Parent;

(14) so long as no default has occurred and is continuing or would be caused thereby, the payment:

(a) by the Company or any Restricted Subsidiary to any direct or indirect parent of the Company, which payment is used by the Person receiving such payment, following the first initial public offering of common Equity Interests by such Person, to pay dividends of up to 6% per annum of the net proceeds received by such Person in such public offering that are contributed to the Company as common equity capital, or

(b) by the Company, following the first initial public offering of common Equity Interests by the Company, to pay dividends of up to 6% per annum of the net proceeds received by the Company in such public offering;

(excluding, in the case of both clause (a) and clause (b), public offerings of common Equity Interests registered on Form S-8 and any other public sale to the extent the proceeds thereof are Excluded Contributions);

(15) Investments that are made with Excluded Contributions;

(16) distributions or payments of Receivables Fees;

(17) payment of fees and reimbursement of other expenses to the Permitted Holders in connection with the Transactions as described above under the caption “Certain Relationships and Related Party Transactions;”

(18) all other payments made or to be made in connection with the Transactions as described under the captions “The Transactions” and “Certain Relationships and Related Party Transactions;” and

(19) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $40.0 million since the date of the indenture.

      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee.

      For purposes of determining compliance with the provisions set forth above, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, the Company, in its sole discretion, may order and classify, and from time to time may reorder and reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of any such reclassification.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Issuers and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Disqualified Stock or preferred stock (collectively, “Permitted Debt”):

(1) the incurrence by the Company, IASIS Capital and/or any Guarantor (and the Guarantee thereof by the Guarantors, IASIS Capital and the Non-Guarantor Subsidiaries) of Indebtedness under the Credit Agreement and other Credit Facilities entered into after the date of the Credit Agreement in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $425.0 million plus the greater of (x) $250.0 million and (y) the amount equal to 85% of the net book value of receivables and 65% of the net book value of inventory of the Company and its Restricted Subsidiaries on a consolidated basis at the time such Indebtedness is incurred, as determined in accordance with GAAP, less the aggregate amount of all Net Proceeds of

Asset Sales applied by the Company or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Issuers and the Guarantors of Indebtedness represented by the notes to be issued on the date of the indenture, replacement notes in respect thereof, if any, and the related Subsidiary Guarantees and the Exchange Notes and related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence or issuance by the Company or any of its Restricted Subsidiaries of Indebtedness (including Capital Lease Obligations), Disqualified Stock or preferred stock, in each case, incurred or issued for the purpose of financing all or any part of the purchase price or cost of design, construction, lease, installation or improvement of property, plant or equipment used or useful in a Permitted Business, in an aggregate principal amount, including all Permitted Refinancing Indebtedness and Replacement Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of $50.0 million and 3% of Total Assets at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness or Replacement Preferred Stock in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) or any Disqualified Stock or preferred stock that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (13), (15), (18) or (19) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company or the Subsidiary Guarantee, in the case of a Guarantor, except to the extent such subordination would violate a material contract as in effect on the date of the indenture or is not permitted pursuant to applicable laws, rules or regulations; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute a new incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, which new incurrence is not permitted by this clause (6);

(7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company will be deemed, in each case, to constitute a new issuance of such preferred stock by such Restricted Subsidiary which new issuance is not permitted by this clause (7);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee:

(a) by the Issuers or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed; and

(b) by any Restricted Subsidiary that is not a Guarantor of Indebtedness of a Restricted Subsidiary that is not a Guarantor;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, letters of credit, performance bonds, surety bonds, appeal bonds or other similar bonds in the ordinary course of business; provided, however, that upon the drawing of letters of credit for reimbursement obligations, including with respect to workers’ compensation claims, or the incurrence of other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is extinguished within five business days;

(12) the incurrence of Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, holdback, contingency payment obligations or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of the Company or any Restricted Subsidiary;

(13) the incurrence of Indebtedness or the issuance of any Disqualified Stock or preferred stock by any Non-Guarantor Subsidiary of the Company, in an amount not to exceed $15.0 million at any time outstanding; provided that after giving effect to such incurrence or issuance, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant;

(14) the incurrence of Indebtedness resulting from endorsements of negotiable instruments for collection in the ordinary course of business;

(15) Indebtedness, Disqualified Stock or preferred stock of Persons that are acquired by the Company or any Restricted Subsidiary (including by way of merger or consolidation) in accordance with the terms of the indenture; provided that such Indebtedness, Disqualified Stock or preferred stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger, either

(a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio; or

(b) the Company’s Fixed Charge Coverage Ratio after giving pro forma effect to such acquisition or merger would be greater than the Company’s actual Fixed Charge Coverage Ratio immediately prior to such acquisition or merger;

(16) Indebtedness of the Company or a Restricted Subsidiary in respect of netting services, overdraft protection and otherwise in connection with deposit accounts; provided that such Indebtedness remains outstanding for ten business days or less;

(17) Physician Support Obligations incurred by the Company or any of its Restricted Subsidiaries;

(18) the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction; and

(19) the incurrence or issuance by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate principal amount (or accreted value or liquidation preference, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness and all Replacement Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness, Disqualified Stock and preferred stock incurred or issued pursuant to this clause (19), not to exceed $100.0 million.

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt above. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued (other than the reclassification of preferred stock as Indebtedness due to a change in accounting principles).

      The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

No Layering of Debt

      The Issuers will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of the Issuers and senior in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Subsidiary Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis.

Liens

      The Company will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Subsidiary Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Restricted Subsidiary acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or any of its Subsidiaries, or the property or assets of the Person or any of its Subsidiaries, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6) customary restrictions in leases (including capital leases), security agreements or mortgages or other purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all the Capital Stock or the assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) customary provisions imposed on the transfer of copyrighted or patented materials;

(13) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(14) Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary;

(15) contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary of the Company in any manner material to the Company or any Restricted Subsidiary of the Company; and

(16) restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary of the Company or any of their businesses.

Merger, Consolidation or Sale of Assets

      The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee; provided, however, that at all times, a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia must be a co-issuer or the issuer of the notes;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

(a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(b) have a Fixed Charge Coverage Ratio that is greater than the actual Fixed Charge Coverage Ratio of the Company immediately prior to such transaction.

      In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

      This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or any other transaction the sole purpose of which is to reorganize the Company as a corporation;

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries; and

(3) transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction.

Transactions with Affiliates

      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company involving aggregate consideration in excess of $5.0 million (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that, taken as a whole, are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $40.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6) Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(7) payment of fees and the reimbursement of other expenses to the Permitted Holders in connection with the Transactions on the terms as described above under the caption “Certain Relationships and Related Party Transactions”;

(8) payment of Subordinated Management Fees in each fiscal year not in excess of the lesser of (x) 0.25% of the Company’s net revenue as reflected on the budget prepared for such fiscal year by the management of the Company and approved by the Board of Directors of the Company and (y) $5.0 million, pursuant to the Management Services Agreement as in effect on the date of the indenture and as described above under the caption “Certain Relationships and Related Party Transactions” in this prospectus and the reimbursement of all other expenses;

(9) loans (or cancellation of loans) or advances to employees in the ordinary course of business;

(10) transactions with customers, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case which are in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the indenture, and which are fair to the Company or its Restricted Subsidiaries, as applicable, in the reasonable determination of the Board of Directors, chief executive officer or chief financial officer of the Company or its Restricted Subsidiaries, as applicable, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(11) the existence of, or the performance by the Company or any Restricted Subsidiary of their obligations under the terms of, any stockholders agreement, partnership agreement or limited liability company agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the indenture as described above under the caption “Certain Relationships and Related Party Transactions” and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the date of the indenture will only be permitted by this clause to the extent that the terms of any such amendment or new agreement, taken as a whole, are not materially disadvantageous to the holders of the notes, as determined in good faith by the Board of Directors, chief executive officer or chief financial officer of the Company;

(12) the Transactions, including all payments made or to be made in connection with the Transactions as described under the captions “The Transactions” and “Certain Relationships and Related Party Transactions;”

(13) any Qualified Receivables Transaction;

(14) Permitted Payments to Parent;

(15) any management, financial advisory, financing, underwriting or placement services or any other investment banking, banking or similar services involving the Company and any of its Restricted Subsidiaries (including without limitation any payments in cash, Equity Interests or other consideration made by the Company or any of its Restricted Subsidiaries in connection therewith) on the one hand and the Permitted Holders on the other hand, which services (and payments and other transactions in connection therewith) are approved by a majority of the members of the Board of Directors of the Company in good faith;

(16) the issuance of Equity Interests (other than Disqualified Stock) in the Company or any Restricted Subsidiary for compensation purposes;

(17) intellectual property licenses in the ordinary course of business;

(18) Existing Indebtedness and any other obligations pursuant to an agreement existing on the date of the indenture, including any amendment thereto (so long as such amendment is not disadvantageous to the holders of the notes in any material respect); and

(19) payments by the Company or any of its Restricted Subsidiaries of reasonable insurance premiums to, and any borrowings from, any Insurance Subsidiary, in each case on terms that are no less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company.

Business Activities

      The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Additional Subsidiary Guarantees

      If the Company or any of its Restricted Subsidiaries, acquires or creates another Subsidiary, other than a Non-Guarantor Subsidiary, after the date of the indenture that guarantees Indebtedness under the Credit Agreement, then that newly acquired or created Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 30 business days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

      Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Existence of Corporate Co-Issuer

      The Company will always maintain a Wholly Owned Subsidiary that is a Restricted Subsidiary of the Company organized as a corporation under the laws of the United States of America, any State thereof or the District of Columbia that will serve as a co-issuer of the notes unless the Company is itself a corporation under the laws of the United States of America, any State thereof or the District of Columbia.

Reports

      Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

      All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

      If, at any time after consummation of this exchange offer, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

      In addition, the Company and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes, whether or not prohibited by the subordination provisions of the indenture;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is guaranteed by the Company or any of its Significant Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal at the final Stated Maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6) with respect to any judgment or decree for the payment of money (net of any amount covered by insurance issued by a reputable and creditworthy insurer that has not contested coverage or reserved rights with respect to an underlying claim) in excess of $25.0 million or its foreign currency equivalent against the Company or any Restricted Subsidiary, the failure by the Company or such Restricted Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days after such judgment or decree became final and nonappealable without being paid, discharged, waived or stayed;

(7) except as permitted by the indenture, any Subsidiary Guarantee of any Significant Subsidiary is declared to be unenforceable or invalid by any final and nonappealable judgment or decree or ceases for any reason to be in full force and effect, or any Guarantor, that is a Significant Subsidiary or any Person acting on behalf of any Guarantor that is a Significant Subsidiary denies or disaffirms its obligations in writing under its Subsidiary Guarantee and such Default continues for 10 days after receipt of the notice specified in the indenture; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to either Issuer or any Subsidiary that is a Significant Subsidiary.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to either Issuer or any Restricted Subsidiary of the Company that is a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to the Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or (2) five business days after receipt by the Company of written notice of such acceleration.

      Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any.

      Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

      The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

      The Issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee within 30 days a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator, stockholder, member or other holder of Equity Interests of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Issuers may at any time, elect to have all of their obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

      In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released (“Covenant Defeasance”) with respect to the covenants described under “—Repurchase at the Option of Holders—Change of Control,”
“—Repurchase at the Option of Holders—Asset Sales” and “Certain Covenants” and with respect to certain Events of Default (including bankruptcy default with respect to Significant Subsidiaries, cross-default and judgment default) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, rehabilitation and insolvency events with respect to the Issuers) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement (including, without limitation, the Credit Agreement) or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(5) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or others; and

(6) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next three succeeding paragraphs, the indenture or the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

      In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount of notes then outstanding.

      Notwithstanding the preceding, without the consent of any holder of notes, the Issuers, the Guarantors and the trustee may amend or supplement the indenture or the notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Subsidiary Guarantees or the notes to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Subsidiary Guarantee with respect to the notes; or

(9) to issue the Exchange Notes.

      However, no amendment may be made to the subordination provisions of the indenture (including the definitions of “Senior Debt” and “Designated Senior Debt”) that adversely affects the rights of any holder of Senior Debt of the Company then outstanding unless the holders of such Senior Debt (or any group or representative thereof authorized to give a consent) consent to such change.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound;

(3) the Issuers or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

      In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of the Issuers or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

      The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to IASIS Healthcare LLC, 117 Seaboard Lane, Building E, Franklin, Tennessee 37067, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

      The outstanding notes were offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). The outstanding notes also were offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). The exchange notes have been registered under the Securities Act and are freely transferable. Except as set forth below, the exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The exchange notes will be issued upon completion of the exchange offer.

      The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

      DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

      DTC has also advised the Issuers that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

      Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./ N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

      Payments in respect of the principal of, and interest and premium, if any, and Special Interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuers and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the trustee nor any agent of the Issuers or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

      DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuers. Neither the Issuers nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Issuers and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

      DTC has advised the Issuers that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuers, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

      A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary;

(2) the Issuers, at their option, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing an Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

      Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

      The Issuers will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Issuers will make all payments of principal, interest and premium, if any, and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date. The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources the Issuers believe to be reliable, but the Issuers take no responsibility for the accuracy thereof.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Additional Assets” means any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Permitted Business.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that (except in the case of the use of the term “Affiliate” in the definition of Permitted Holders), beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings. No Person in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

      “Agreement and Plan of Merger” means the Agreement and Plan of Merger by and among IASIS Investment LLC, Titan Merger Corporation and Holdings, dated as of May 4, 2004.

      “Asset Sale” means:

(1) the sale, lease (other than operating leases), conveyance or other disposition of any assets or rights outside of the ordinary course of business; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders— Change of Control” and/or the provisions described above under the caption “—Certain Covenants— Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

      Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4) the sale or lease of products, services or accounts receivable (including at a discount) in the ordinary course of business and any sale or other disposition of damaged, worn-out, negligible, surplus or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants— Restricted Payments” or a Permitted Investment;

(7) a sale and leaseback transaction with respect to any assets within 180 days of the acquisition of such assets;

(8) any exchange of like-kind property of the type described in Section 1031 of the Code for use in a Permitted Business;

(9) the sale or disposition of any assets or property received as a result of a foreclosure by the Company or any of its Restricted Subsidiaries on any secured Investment or any other transfer of title with respect to any secured Investment in default;

(10) the licensing of intellectual property in the ordinary course of business or in accordance with industry practice; and

(11) the sale, lease, conveyance, disposition or other transfer of (a) the Capital Stock of, or any Investment in, any Unrestricted Subsidiary or (b) Permitted Investments made pursuant to clause (15) of the definition thereof;

(12) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(13) leases or subleases to third persons in the ordinary course of business that do not interfere in any material respect with the business of the Company or any of its Restricted Subsidiaries;

(14) sales of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction to a Receivables Subsidiary for the Fair Market Value thereof, less amounts required to be established as reserves and customary discounts pursuant to contractual agreements with entities that are not Affiliates of the Company entered into as part of a Qualified Receivables Transactions; and

(15) transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction.

      “Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

      “Cash Equivalents” means:

(1) United States dollars or any other currencies held from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 12 months from the date of acquisition;

(3) direct obligations issued by any state of the United States of America or any political subdivision of any such state, or any public instrumentality thereof, in each case having maturities of not more than 12 months from the date of acquisition;

(4) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank that is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and has Tier 1 Capital (as defined in such regulations) of not less than $500.0 million;

(5) repurchase obligations with a term of not more than one year for underlying securities of the types described in clauses (2) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and, in each case, maturing within 12 months after the date of acquisition;

(7) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from Standard & Poor’s Rating Services or “A2” or higher from Moody’s Investors Service, Inc. with maturities of 12 months or less from the date of acquisition; and

(8) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company (other than a plan with respect to the Company adopted solely for the purpose of reorganizing the Company as a corporation);

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; provided, however, for purposes of this clause (3), each Person will be deemed to beneficially own any Voting Stock of another Person held by one or more of its Subsidiaries; or

(4) after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

      “Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

      “Consolidated Adjusted EBITDA” means, with respect to any specified Person for any period (the “Measurement Period”), the Consolidated Net Income of such Person for such period plus, without duplication and to the extent deducted in determining such Consolidated Net Income, the amounts for such period of:

(1) the Fixed Charges of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(2) the consolidated income tax expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(3) the consolidated depreciation expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(4) the consolidated amortization expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(5) Subordinated Management Fees paid and permitted to be paid under the terms of the indenture plus reasonable out-of-pocket expenses incurred, in each case, during the Measurement Period pursuant to the Management Services Agreement as described above under the caption “Certain Relationships and Related Party Transactions”; plus

(6) fees, costs and expenses paid or payable in cash by the Company or any of its Subsidiaries during the Measurement Period in connection with the Transactions (including, without limitation, retention payments paid as an incentive to retained employees in connection with the Transactions); plus

(7) other non-cash expenses and charges for the Measurement Period reducing Consolidated Net Income (excluding any such non-cash item to the extent representing an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period); plus

(8) any non-recurring out-of-pocket expenses or charges for the Measurement Period relating to any offering of Equity Interests by the Company or any direct or indirect parent of the Company, any Asset Sale, Investment or merger, recapitalization or acquisition transactions made by the Company or any of its Restricted Subsidiaries, or any Indebtedness incurred by the Company or any of its Restricted Subsidiaries (in each case, whether or not successful); plus

(9) fees and expenses incurred in connection with litigation in respect of Rocky Mountain; plus

(10) Consolidated Net Income attributable to minority interests of a Restricted Subsidiary that is not a Wholly Owned Subsidiary; minus

(11) without duplication, other non-cash items (other than the accrual of revenue in accordance with GAAP consistently applied in the ordinary course of business) increasing Consolidated Net Income for the Measurement Period (excluding any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash item in any prior period).

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or other distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) the amortization of any premiums, fees or expenses incurred in connection with the Transactions or any amounts required or permitted by Accounting Principles Board Opinions Nos. 16 (including non-cash write-ups and non-cash charges relating to inventory and fixed assets, in each case arising in connection with the Transactions) and 17 (including non-cash charges relating to intangibles and goodwill), in each case in connection with the Transactions, will be excluded;

(5) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries will be excluded;

(6) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss will be excluded;

(7) income or losses attributable to discontinued operations (including, without limitation, operations disposed during such period whether or not such operations were classified as discontinued) will be excluded;

(8) all non-recurring or unusual gains and losses and all restructuring charges will be excluded;

(9) any non-cash charges attributable to applying the purchase method of accounting in accordance with GAAP will be excluded; and

(10) all non-cash charges relating to employee benefit or other management or stock compensation plans of the Company or a Restricted Subsidiary (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) will be excluded to the extent that such non-cash charges are deducted in computing such Consolidated Net Income; provided, further that if the Company or any Restricted Subsidiary of the Company makes a cash payment in respect of such non-cash charge in any period, such cash payment will (without duplication) be deducted from the Consolidated Net Income of the Company for such period.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

      “Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of the date of the indenture, by and among the Company, as borrower, Holdings, certain subsidiaries of the Company, Bank of America, N.A., as administrative agent, and various lenders providing for up to $425.0 million of term loan and $250.0 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced by any other Indebtedness (including by means of sales of debt securities and including any amendment, restatement, modification, renewal, refunding, replacement or refinancing that increases the amount borrowed thereunder or extends the maturity thereof) in whole or in part from time to time.

      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or any other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities and including any amendment, restatement, modification, renewal, refunding, replacement or refinancing that increases the amount borrowed thereunder or extends the maturity thereof) in whole or in part from time to time.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Noncash Consideration” means any non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an officers’ certificate, executed by the president and the principal financial officer of the Company.

      “Designated Preferred Stock” means preferred stock of the Company (other than Disqualified Stock), that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an officers’ certificate executed on the date of such issuance.

      “Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 90 days after the date on which the notes mature. Notwithstanding the preceding sentence, (x) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company or the Subsidiary that issued such Capital Stock to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock, (y) any Capital Stock that would constitute Disqualified Stock solely as a result of any redemption feature that is conditioned upon, and subject to, compliance with the covenant described above under “—Certain Covenants—Restricted Payments” will not constitute Disqualified Stock and (z) any Capital Stock issued to any plan for the benefit of employees will not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or the Subsidiary that issued such Capital Stock in order to satisfy applicable statutory or regulatory obligations. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

      “Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees any Indebtedness of the Company under the Credit Agreement.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means a public or private offering of Qualified Capital Stock of the Company or a direct or indirect parent of the Company.

      “Exchange Offer” has the meaning set forth for such term in the registration rights agreement.

      “Exchange Notes” means the notes issued in the Exchange Offer pursuant to the registration rights agreement.

      “Excluded Contributions” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from (i) contributions to its common equity capital and (ii) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Equity Interests (other than Disqualified Stock and Designated Preferred Stock) of the Company, in each case designated as Excluded Contributions pursuant to an officers’ certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, that are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Restricted Payments.”

      “Existing Indebtedness” means Indebtedness existing on the date of the indenture, plus interest accruing thereon.

      “Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors, chief executive officer or chief financial officer of the Company (unless otherwise provided in the indenture).

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Adjusted EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock or Disqualified Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock or Disqualified Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments, acquisitions, mergers, consolidations and dispositions that have been made by the specified Person or any of its Restricted Subsidiaries, or any Person or any of its Restricted Subsidiaries acquired by, merged or consolidated with the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect, including giving effect to Pro Forma Cost Savings, as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

      For purposes of this definition, whenever pro forma effect is given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. For purposes of determining whether any Indebtedness constituting a Guarantee may be incurred, the interest on the Indebtedness to be guaranteed shall be included in calculating the Fixed Charge Coverage Ratio on a pro forma basis. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, net of interest income, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all cash payments made or received pursuant to Hedging Obligations in respect of interest rates, and excluding amortization of deferred financing costs; plus

(2) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, but only to the extent that such Guarantee or Lien is called upon; plus

(3) all cash dividends, paid on any series of preferred stock of such Person or any of its Restricted Subsidiaries (other than to the Company or a Restricted Subsidiary of the Company),

in each case, determined on a consolidated basis in accordance with GAAP.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

      “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) and the payment for which the United States pledges its full faith and credit.

      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

      “Guarantors” means each Restricted Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person has been released in accordance with the provisions of the indenture.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

      “Holdings” means IASIS Healthcare Corporation, a Delaware corporation.

      “Hospital” means a hospital, outpatient clinic, long-term care facility, medical office building or other facility, business or other asset that is used or useful in or related to the provision of healthcare services.

      “Hospital Investment Program” means, with respect to any Subsidiary of the Company, substantially all of the assets of which consist of one or more Hospitals, an offering by such Subsidiary for the sale or issuance of Equity Interests in such Subsidiary to any Hospital Investment Program Participants; provided that (i) after giving effect to such sale or issuance with respect to any Subsidiary, the Company directly or indirectly controls such Subsidiary and owns at least 65% of the economic interests of such Subsidiary, (ii) each such sale or issuance shall be for an amount at least equal to the Fair Market Value thereof, (iii) each such sale results in consideration at least 75% of which shall be in the form of cash (for such purpose, taking into account the amount of cash, the principal amount of any promissory notes and the Fair Market Value of any other consideration), (iv) the cash and Cash Equivalents received in connection therewith are treated as aggregate cash proceeds in respect of an Asset Sale, (v) each Hospital Investment Program Participant acknowledges in writing that (x), if applicable, the relevant Subsidiary has guaranteed the notes and the obligations of the borrower under the Credit Agreement and has granted a security interest in its assets to secure such guaranty in respect of the Credit Agreement and (y) the documentation governing the notes restricts the ability of such Subsidiary to make distributions to such Hospital Investment Program Participant.

      “Hospital Investment Program Participants” means, with respect to any Hospital, Persons interested in such Hospital including physicians, administrators and other Persons in the community in which such Hospital is located.

      “Hospital Swap” means an exchange of assets by the Company or a Restricted Subsidiary for one or more Hospitals and/or one or more Related Businesses or for 100% of the Capital Stock of any Person owning or operating one or more Hospitals and/or one or more Related Businesses and, to the extent necessary to equalize the value of the assets being exchanged, the receipt or payment of cash by the Company or a Restricted Subsidiary; provided that cash received by the Company or a Restricted Subsidiary does not exceed 20% of the sum of the amount of the cash and the Fair Market Value of the Capital Stock or assets received by the Company or a Restricted Subsidiary in such transaction, unless such excess cash over the aforementioned 20% threshold is treated as aggregate cash proceeds in respect of an Asset Sale.

      “Indebtedness” means, with respect to any specified Person, the principal and premium (if any) of any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than letters of credit issued in respect of trade payables);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than twelve months after such property is acquired or such services are completed (except any such balance that constitutes a trade payable or similar obligation to a trade creditor); or

(6) representing the net obligations under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

      “Insurance Subsidiary” means a Subsidiary of the Company or a Restricted Subsidiary established for the purpose of insuring (1) the healthcare businesses or facilities owned or operated by the Company or any Subsidiary of the Company or (2) any physician employed by or on the medical staff of any such business or facility.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The outstanding amount of any Investment shall be the original cost thereof, reduced by all returns on such Investment (including dividends, interest, distributions, returns of principal and profits on sale).

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, except in connection with any Qualified Receivables Transaction.

      “Management Services Agreement” means the Management Services Agreement as in effect on the date of the indenture, as described under the caption “Certain Relationships and Related Party Transactions.”

      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

      “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, including taxes resulting from the transfer of the proceeds of such Asset Sale to the Company, in each case, after taking into account:

(1) any available tax credits or deductions and any tax sharing arrangements;

(2) amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale;

(3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP;

(4) any reserve for adjustment in respect of any liabilities associated with the asset disposed of in such transaction and retained by the Company or any Restricted Subsidiary after such sale or other disposition thereof;

(5) any distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(6) in the event that a Restricted Subsidiary consummates an Asset Sale and makes a pro rata payment of dividends to all of its stockholders from any cash proceeds of such Asset Sale, the amount of dividends paid to any stockholder other than the Company or any other Restricted Subsidiary, provided that any net proceeds of an Asset Sale by a Non-Guarantor Subsidiary that are subject to restrictions on repatriation to the Company will not be considered Net Proceeds for so long as such proceeds are subject to such restrictions.

      “Non-Guarantor Subsidiaries” means (v) any Unrestricted Subsidiary, (w) Health Choice Arizona, Inc., Odessa Regional Hospital, LP, Jordan Valley Hospital, LP, Davis Hospital & Medical Center, LP, The Medical Center of Southeast Texas, LP and Biltmore Surgery Center, Limited Partnership, (x) any Receivables Subsidiary, (y) any Subsidiary of the Company that does not guarantee the Company’s Obligations under the Credit Agreement and (z) in addition to the foregoing, any other non-Wholly Owned Subsidiary of the Company that has issued Equity Interests pursuant to a Hospital Investment Program and that has assets that, at the time of designation, together with the assets of all other Non-Guarantor Subsidiaries designated pursuant to this clause (z), represent no more than 20% of the Total Assets. The Board of Directors of the Company may designate any Restricted Subsidiary as a Non-Guarantor Subsidiary by filing with the trustee a certified copy of a resolution of such Board of Directors giving effect to such designation and an officers’ certificate certifying as to the applicable clause of the definition of Non-Guarantor Subsidiaries that warrants such designation. In addition, if a Guarantor that is a guarantor under the Credit Agreement is released from its guarantee of the Credit Agreement, it will be automatically released from its guarantee of the notes and will be a Non-Guarantor Subsidiary.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing or have agreed in writing (in the agreement relating thereto or otherwise) that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Permitted Business” means (i) any business engaged in by the Company or any of its Restricted Subsidiaries on the date of the original issuance of the notes, (ii) any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of original issuance of the notes and (iii) any business in the healthcare industry.

      “Permitted Holders” means TPG Partners IV, L.P., JLL Partners Fund IV, L.P., Trimaran Fund Management, L.L.C. and their respective Affiliates.

      “Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company; provided that any Investment in a Non-Guarantor Subsidiary by either Issuer or a Guarantor shall be evidenced by (A) a certificate, or other evidence of equity, in the case of any Investment in the form of equity or (B) a note, or other evidence of Indebtedness, in the case of any Investment in the form of Indebtedness, in each case, issued to and held by such Issuer or Guarantor, as applicable, except to the extent of the Fair Market Value of assets received by such Issuer or Guarantor, as applicable, in respect of such Investment.

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person, in one transaction or a series of transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, (B) litigation, arbitration or other disputes with Persons who are not Affiliates or (C) as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Investments represented by Hedging Obligations;

(8) any Investment in payroll, travel and similar advances to cover business-related travel expenses, moving expenses or other similar expenses, in each case incurred in the ordinary course of business;

(9) Investments in receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(10) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(11) obligations of one or more officers or other employees of the Company or any of its Restricted Subsidiaries in connection with such officer’s or employee’s acquisition of shares of common stock of the Company so long as no cash or other assets are paid by the Company or any of its Restricted Subsidiaries to such officers or employees in connection with the acquisition of any such obligations;

(12) loans or advances to and guarantees provided for the benefit of employees made in the ordinary course of business of the Company or the Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(13) Investments existing as of the date of the indenture or an Investment consisting of any extension, modification or renewal of any Investment existing as of the date of the indenture (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the date of the indenture, of the original Investment so extended, modified or renewed);

(14) repurchases of the notes;

(15) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed the greater of $75.0 million and 5% of Total Assets; provided, however, that if any Investment pursuant to this clause (15) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (15) for so long as such Person continues to be a Restricted Subsidiary (it being understood that if such Person thereafter ceases to be a Restricted Subsidiary of the Company, such Investment will again be deemed to have been made pursuant to this clause (15));

(16) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by the Company or a Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction customary for such transactions;

(17) Investments in connection with Hospital Swaps;

(18) Physician Support Obligations; and

(19) Investments in an Insurance Subsidiary in an amount that does not exceed the minimum amount of capital required under the laws of the jurisdiction in which the Insurance Subsidiary is formed plus the amount of any reasonable general corporate and overhead expenses of such Insurance Subsidiary, and any Investment by such Insurance Subsidiary that is a legal investment for an insurance company under the laws of the jurisdiction in which the Insurance Subsidiary is formed and made in the ordinary course of business and rated in one of the four highest rating categories.

      “Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Guarantor; or

(2) unsecured debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Subsidiary Guarantees are subordinated to Senior Debt under the indenture (including, in the case of Senior Debt under the Credit Facilities, with respect to payment blockage and turnover, and the maturity and weighted average life to maturity of which are six months greater than that of the Senior Debt and debt securities issued in exchange for Senior Debt).

      “Permitted Liens” means:

(1) Liens on assets of the Company or any of its Restricted Subsidiaries securing Senior Debt that was permitted by the terms of the indenture to be incurred;

(2) Liens in favor of the Issuers or the Guarantors;

(3) Liens on property or assets of a Person, plus renewals and extensions of such Liens, existing at the time such Person is merged with or into, consolidated with or acquired by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into, consolidated with or acquired by the Company or such Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens (including deposits and pledges) to secure the performance of public or statutory obligations, progress payments, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and

Issuance of Disqualified Stock and Preferred Stock” covering only the assets acquired, constructed or improved with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture, plus renewals and extensions of such Liens;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, materialmen’s, laborers’, employees’, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, title defects, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

(11) Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guarantees);

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $10.0 million at any one time outstanding;

(14) Liens incurred in connection with a Qualified Receivables Transaction (which, in the case of the Company and its Restricted Subsidiaries (other than Receivables Subsidiaries) shall be limited to receivables and related assets referred to in the definition of Qualified Receivables Transaction);

(15) security for the payment of workers’ compensation, unemployment insurance, other social security benefits or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) entered into in the ordinary course of business;

(16) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money) entered into in the ordinary course of business;

(17) zoning restrictions, easements, licenses, reservations, provisions, encroachments, encumbrances, protrusion permits, servitudes, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), in each case, not materially interfering with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

(18) leases, subleases, licenses or sublicenses to third parties entered into in the ordinary course of business;

(19) Liens securing Hedging Obligations;

(20) Liens arising out of judgments, decrees, orders or awards in respect of which the Company shall in good faith be prosecuting an appeal or proceedings for review which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(21) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligation of such Unrestricted Subsidiary; and

(22) Liens on the assets of Non-Guarantor Subsidiaries securing Indebtedness of the Company or the Restricted Subsidiaries that were permitted by the terms of the indenture to be incurred.

      “Permitted Payments to Parent” means

(1) payments, directly or indirectly, to Holdings to be used by Holdings to pay (x) consolidated, combined or similar Federal, state and local taxes payable by Holdings and directly attributable to (or arising as a result of) the operations of the Company and its Subsidiaries and (y) franchise or similar taxes and fees of Holdings required to maintain Holdings’ corporate existence and other taxes; provided, that:

(a) the amount of such dividends, distributions or advances paid shall not exceed the amount (x) that would be due with respect to a consolidated, combined or similar Federal, state or local tax return that included the Company and its Subsidiaries if the Company were a corporation for Federal, state and local tax purposes plus (y) the actual amount of such franchise or similar taxes and fees of Holdings required to maintain Holdings’ corporate existence and other taxes, each as applicable; and

(b) such payments are used by Holdings for such purposes within 90 days of the receipt of such payments; and

(2) payments, directly or indirectly, to Holdings if the proceeds thereof are used to pay general corporate and overhead expenses (including salaries and other compensation of employees) incurred in the ordinary course of its business or of the business of its parent holding company as a direct or indirect holding company for the Company.

      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees, commissions, discounts and expenses, including premiums, incurred in connection therewith);

(2) if such Indebtedness is not Senior Debt, either (a) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged or (b) all scheduled payments on or in respect of such Permitted Refinancing Indebtedness (other than interest payments) shall be at least 91 days following the final scheduled maturity of the notes; and if such Indebtedness is Senior Debt and has a final stated maturity later than the final stated maturity of the notes, such Permitted Refinancing Indebtedness has a final stated maturity later than the final maturity of the notes;

(3) if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred

(a) by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(b) by any Guarantor if the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is a Guarantor; or

(c) by any Non-Guarantor Subsidiary if the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is a Non-Guarantor Subsidiary.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Physician Support Obligation” means a loan to or on behalf of, or a guarantee of indebtedness of, a physician or healthcare professional providing service to patients in the service area of a Hospital or other health care facility operated by the Company or any of its Restricted Subsidiaries made or given by the Company or any Subsidiary of the Company (a) in the ordinary course of its business and (b) pursuant to a written agreement having a period not to exceed five years.

      “Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an acquisition, merger, consolidation or disposition that occurred during the four-quarter reference period or subsequent to the four-quarter reference period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (ii) were actually implemented by the business that was the subject of any such acquisition, merger, consolidation or disposition within 12 months after the date of the acquisition, merger, consolidation or disposition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such acquisition, merger, consolidation or disposition and that the Company reasonably determines are probable based upon specifically identifiable actions to be taken within 12 months of the date of the acquisition, merger, consolidation or disposition and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an officers’ certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by an officers’ certificate delivered to the trustee from the Company’s chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

      “Qualified Proceeds” means any of the following or any combination of the following:

(1) Cash Equivalents;

(2) the Fair Market Value of assets that are used or useful in the Permitted Business; and

(3) the Fair Market Value of the Capital Stock of any Person engaged primarily in a Permitted Business if, in connection with the receipt by the Company or any of its Restricted Subsidiaries of such Capital Stock, such Person becomes a Restricted Subsidiary or such Person is merged or consolidated into the Company or any Restricted Subsidiary;

      provided that Qualified Proceeds shall not include Excluded Contributions.

      “Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries sells, conveys or otherwise transfers, or grants a security interest, to:

(1) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries, which transfer may be effected through the Company or one or more of its Subsidiaries); and

(2) if applicable, any other Person (in the case of a transfer by a Receivables Subsidiary),

in each case, in any accounts receivable (including health care insurance receivables), instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, the “Receivables”) of the Company or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of such Receivables, proceeds of such Receivables and any other assets, which are customarily transferred or in respect of which security interests are customarily granted in connection with receivables financings and asset securitization transactions of such type, together with any related transactions customarily entered into in a receivables financings and asset securitizations, including servicing arrangements.

      “Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Qualified Receivables Transaction.

      “Receivables Subsidiary” means a Subsidiary of the Company which engages in no activities other than in connection with the financing of accounts receivable and in businesses related or ancillary thereto and that is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary (A) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(1) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction);

(2) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; or

(3) subjects any property or asset of the Company or any Subsidiary of the Company (other than accounts receivable and related assets as provided in the definition of Qualified Receivables Transaction), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; and

(B) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing accounts receivable; and (C) with which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions.

      “Related Business” means a healthcare business affiliated or associated with a Hospital or any business related or ancillary to the provision of healthcare services or information or the investment in, or the management, leasing or operation of, a Hospital.

      “Replacement Preferred Stock” means any Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace or discharge any other preferred stock of the Company or any of its Restricted Subsidiaries (other than intercompany preferred stock); provided that such Replacement Preferred Stock is issued by the Company or by the Restricted Subsidiary who is the issuer of the preferred stock being renewed, refunded, refinanced, replaced or discharged.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “Senior Debt” means:

(1) all Indebtedness of the Issuers or any Guarantor outstanding under the Credit Agreement or under any other Credit Facilities (including post-petition interest at the rate provided in the documentation with respect thereto, whether or not allowed as a claim in any bankruptcy proceeding), and all Hedging Obligations and Treasury Management Obligations with respect thereto;

(2) any other Indebtedness of the Issuers or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

      Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Issuers or the Guarantors;

(2) any intercompany Indebtedness of the Issuers or any of their Subsidiaries to the Company or any of its Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is incurred in violation of the indenture (but only to the extent so incurred); provided that Indebtedness outstanding under Credit Facilities will not cease to be Senior Debt as a result of this clause (4) if the lenders or agents thereunder obtained a representation from the Company or any of its Subsidiaries on the date such Indebtedness was incurred to the effect that such Indebtedness was not prohibited by the indenture; or

(5) Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of Section 1111(b)(1) of the Bankruptcy Code.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation
S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

      “Special Interest” means all special interest then owing pursuant to the registration rights agreement.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subordinated Management Fees” means the management fees payable pursuant to the Management Services Agreement which in the event of a bankruptcy of the Company shall be subordinated to the prior payment in full, in cash, of all Obligations due in respect of the notes (including interest after the commencement of any bankruptcy proceeding at the rate specified in the notes) and payment of which shall be suspended during the continuance of a payment default in respect of the notes

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Subsidiary Guarantee” means the Guarantee by each Guarantor of the Issuers’ obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

      “Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries.

      “Transactions” means the transactions contemplated by the Agreement and Plan of Merger, including the borrowings under the Credit Agreement and the offering of the notes.

      “Treasury Management Obligations” means obligations under any agreement governing the provision of treasury or cash management services, including deposit accounts, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services. Treasury Management Obligations shall not constitute Indebtedness.

      “Unrestricted Subsidiary” means any Subsidiary of the Company and any Subsidiary of an Unrestricted Subsidiary that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except in the case of clauses (3) and (4), to the extent:

(A) that the Company or such Restricted Subsidiary could otherwise provide such a guarantee or incur such Indebtedness (other than as Permitted Debt) as described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, and

(B) the provision of such guarantee and the incurrence of such indebtedness otherwise would be permitted as described above under the caption “—Certain Covenants—Restricted Payments.”

      “Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

      “Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interest of which (other than directors’ qualifying shares) will as that time be owned by such Person or by one or more Wholly Owned Subsidiaries of such person.

PLAN OF DISTRIBUTION

      Based on interpretations by the staff of the Securities and Exchange Commission in no action letters issued to third parties, we believe that you may transfer exchange notes issued in the exchange offer in exchange for the outstanding notes if:

•	you acquire the exchange notes in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the exchange notes;

•	you are not our “affiliate” within the meaning of Rule 144 under the Securities Act; and

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes.

      Each broker-dealer registered as such under the Securities Exchange Act of 1934 that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date, or such shorter period as will terminate when all exchange notes covered by this prospectus have been sold pursuant to this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes.

      We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration date or such shorter period as will terminate when all exchange notes covered by this prospectus have been sold pursuant to this prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Overview

      The following is a summary of the material U.S. federal income tax considerations relating to the exchange of the outstanding notes by an initial beneficial owner of the outstanding notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury

Regulations and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Prospective investors should note that any such change or interpretation with retroactive effect could result in federal income tax consequences different from those discussed below. This summary does not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currency, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, persons who hold the outstanding notes through partnerships or other pass-through entities, U.S. expatriates, persons who hold the outstanding notes as part of a hedge, conversion, straddle or other risk reduction transaction or U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar) that may be subject to special rules. This discussion also does not deal with purchasers of subsequent offerings under the same Indenture or subsequent holders of the outstanding notes. This summary assumes the holders hold the outstanding notes as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the applicability of U.S. federal gift or estate taxation.

      This summary discusses the federal income tax considerations applicable to the initial owners of the outstanding notes who are beneficial owners of the outstanding notes and who purchased the outstanding notes for cash at their “issue price” as defined in Section 1273 of the Code and the regulations thereunder and does not discuss the tax considerations applicable to subsequent purchasers of the outstanding notes. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with those statements and conclusions. In addition, those statements and conclusions do not preclude the IRS from successfully asserting, or a court from adopting, a contrary position.

      BENEFICIAL OWNERS OF OUTSTANDING NOTES CONSIDERING THE EXCHANGE OF OUTSTANDING NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

      As used herein, the term “U.S. Holder” means a beneficial owner of an outstanding note that is:

•	an individual citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of the income; or

•	a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust in existence on August 20, 1996 that has elected to continue to be treated as a U.S. person.

      If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of outstanding notes, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Both a partnership holding outstanding notes and the partners in that partnership should consult their tax advisors about the U.S. federal income tax consequences of participating in this exchange offer.

      As used herein, the term “Non-U.S. Holder” means a beneficial owner of an outstanding note that is not a U.S. Holder.

      The exchange of the outstanding notes for exchange notes pursuant to the exchange offer should not constitute a material modification of the terms of the outstanding notes and therefore should not constitute a taxable event for U.S. federal income tax purposes. In that event, the exchange would have no U.S. federal income tax consequences to a U.S. Holder or Non-U.S. Holder, so that the U.S. Holder’s or Non-U.S. Holder’s holding period and adjusted tax basis for an outstanding note would not be affected and thus the U.S. Holder or Non-U.S. Holder will have the same adjusted tax basis and holding period in the exchange note as it had in the outstanding note immediately before the exchange, and the U.S. Holder or Non-U.S. Holder would continue to take into account income in respect of an exchange note in the same manner as before the exchange.

      THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH BENEFICIAL OWNER OF OUTSTANDING NOTES SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER, AND THE FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

WHERE YOU CAN FIND MORE INFORMATION

      We filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the exchange offer covered by this prospectus. This prospectus does not contain all the information included in the registration statement nor all of the exhibits. Additional information about us is included in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits filed may be inspected without charge at the public reference room maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission. Information on the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of this Web site is http://www.sec.gov.

      You may request a copy of any of our filings with the Securities and Exchange Commission, including filings by IAS, our predecessor company, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

IASIS Healthcare LLC 117 Seaboard Lane, Building E Franklin, Tennessee 37067 Attention: Corporate Secretary Telephone: (615) 844-8747

To obtain delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time, on December 14, 2004. The exchange offer can be extended by us in our sole discretion. See “The Exchange Offer—Expiration Date.”

LEGAL MATTERS

      Certain legal matters in connection with the exchange offer will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Ray Quinney & Nebeker, Salt Lake City, Utah, special counsel to Seaboard Development LLC, will pass upon certain legal matters relating to Seaboard Development LLC. Fadell, Cheney & Burt, PLLC, Phoenix, Arizona, special counsel to Biltmore Surgery Center, Inc., will pass upon certain legal matters relating to Biltmore Surgery Center, Inc.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

      The consolidated financial statements of IASIS Healthcare Corporation at September 30, 2003 and 2002, and for each of the three years in the period ended September 30, 2003, appearing in this prospectus and the registration statement of which it is a part have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of NLVH, Inc., from whom we acquired North Vista, at December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002, appearing in this prospectus and the registration statement of which it is a part have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

IASIS Healthcare Corporation
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at September 30, 2003 and 2002	F-3

Consolidated Statements of Operations for the Years Ended September 30, 2003, 2002 and 2001	F-4

Consolidated Statements of Cash Flows for the Years Ended September 30, 2003, 2002 and 2001	F-5

Consolidated Statements of Stockholders’ Equity for the Years Ended September 30, 2003, 2002 and 2001	F-6

Notes to Consolidated Financial Statements	F-7

IASIS Healthcare LLC
Condensed Consolidated Balance Sheets — June 30, 2004 (Unaudited) and September 30, 2003	F-39

Condensed Consolidated Statements of Operations (Unaudited) — June 23, 2004 through June 30, 2004; April 1, 2004 through June 22, 2004 (Predecessor) and the three months ended June 30, 2003 (Predecessor)
F-40

Condensed Consolidated Statements of Operations (Unaudited) — June 23, 2004 through June 30, 2004; October 1, 2003 through June 22, 2004 (Predecessor) and the nine months ended June 30, 2003 (Predecessor)
F-41

Condensed Consolidated Statements of Cash Flows (Unaudited) — June 23, 2004 through June 30, 2004; October 1, 2003 through June 22, 2004 (Predecessor) and the nine months ended June 30, 2003 (Predecessor)
F-42
Notes to Unaudited Condensed Consolidated Financial Statements	F-43

NLVH, Inc. (d/b/a Lake Mead Hospital Medical Center)

Report of Independent Registered Public Accounting Firm	F-71

Balance Sheet at December 31, 2002 and 2001	F-72

Statements of Operations for the Years Ended December 31, 2002 and 2001	F-73

Statements of Shareholder’s Equity for the Years Ended December 31, 2002 and 2001	F-74

Statements of Cash Flows for the Years Ended December 31, 2002 and 2001	F-75

Notes to Financial Statements	F-76

Balance Sheet at December 31, 2003 (Unaudited) and 2002	F-85

Statements of Operations (Unaudited) for the Three Months Ended December 31, 2003 and 2002	F-86

Statements of Cash Flows (Unaudited) for the Three Months Ended December 31, 2003 and 2002	F-87

Notes to Unaudited Condensed Financial Statements	F-88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

IASIS Healthcare Corporation

      We have audited the accompanying consolidated balance sheets of IASIS Healthcare Corporation as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IASIS Healthcare Corporation at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 1 to the consolidated financial statements, effective October 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young LLP

Nashville, Tennessee

November 10, 2003

IASIS HEALTHCARE CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30,

	2003	2002

	(in thousands
	except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$101,070	$—
Accounts receivable, net of allowance for doubtful accounts of $47,028 and $34,450, respectively	153,183	154,452
Inventories	23,842	23,909
Prepaid expenses and other current assets	16,316	15,697
Assets held for sale	11,070	22,106

Total current assets	305,481	216,164
Property and equipment, net	435,477	402,171
Goodwill	252,204	252,397
Other assets, net	36,837	27,751

Total assets	$1,029,999	$898,483

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$54,172	$47,061
Salaries and benefits payable	29,842	21,551
Accrued interest payable	20,978	15,016
Medical claims payable	25,767	30,262
Accrued expenses and other current liabilities	20,529	19,023
Current portion of long-term debt and capital lease obligations	5,903	26,252

Total current liabilities	157,191	159,165
Long-term debt and capital lease obligations	658,531	556,691
Other long-term liabilities	27,795	22,347
Minority interest in consolidated entities	10,383	4,736
Stockholders’ equity:
Preferred stock—$0.01 par value, authorized 5,000,000 shares; no shares issued and outstanding at September 30, 2003 and 2002	—	—
Common stock—$0.01 par value, authorized 100,000,000 shares; 31,985,029 and 31,984,779 shares issued at September 30, 2003 and 2002, respectively, and 31,956,113 and 31,955,863 shares outstanding at September 30, 2003 and 2002, respectively	320	320
Nonvoting common stock—$0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding at September 30, 2003 and 2002	—	—
Additional paid-in capital	450,720	450,718
Treasury stock, at cost, 16,306,541 shares at September 30, 2003 and 2002	(155,300)	(155,300)
Accumulated deficit	(119,641)	(140,194)

Total stockholders’ equity	176,099	155,544

Total liabilities and stockholders’ equity	$1,029,999	$898,483

See accompanying notes.

IASIS HEALTHCARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,

	2003	2002	2001

	(in thousands)
Net revenue:
Net acute care revenue	$934,192	$811,732	$778,987
Premium revenue	153,964	138,156	110,554

Total net revenue	1,088,156	949,888	889,541
Costs and expenses:
Salaries and benefits	375,509	324,713	317,439
Supplies	152,199	132,960	132,332
Medical claims	128,595	116,607	91,498
Other operating expenses	198,027	173,340	171,487
Provision for bad debts	86,231	72,238	73,417
Interest, net	53,881	55,317	64,346
Depreciation and amortization	56,280	46,111	53,163
Loss on debt extinguishment	3,900	—	—
Impairment of assets held for sale	11,741	—	—
Provision for asset revaluation, closure and other costs	—	—	16,612

Total costs and expenses	1,066,363	921,286	920,294

Earnings (loss) from continuing operations before (gain) loss on sale of assets, minority interests, income taxes and cumulative effect of a change in accounting principle	21,793	28,602	(30,753)
Loss (gain) on sale of assets, net	(588)	7	(314)
Minority interests	1,828	1,042	441

Earnings (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	20,553	27,553	(30,880)
Income tax expense	—	—	—

Net earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	20,553	27,553	(30,880)
Cumulative effect of a change in accounting principle	—	(39,497)	—
Discontinued operations:
Reversal of excess loss accrual for discontinued physician practice operations	—	972	1,000

Net earnings (loss)	20,553	(10,972)	(29,880)
Reversal of preferred stock dividends	—	—	25,348

Net earnings (loss) attributable to common stockholders	$20,553	$(10,972)	$(4,532)

See accompanying notes.

IASIS HEALTHCARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,

	2003	2002	2001

	(in thousands)
Cash flows from operating activities:
Net earnings (loss)	$20,553	$(10,972)	$(29,880)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	56,280	46,111	53,163
Minority interests	1,828	1,042	441
Cumulative effect of a change in accounting principle	—	39,497	—
Reversal of excess accrual for discontinued operations	—	(972)	(1,000)
Impairment of assets held for sale	11,741	—	—
Provision for asset revaluation and closure costs	—	—	11,900
(Gain) loss on sale of assets	(588)	7	(314)
Loss on debt extinguishment	3,900	—	—
Changes in operating assets and liabilities, net of disposals:
Accounts receivable	1,413	(6,427)	(2,695)
Inventories, prepaid expenses and other current assets	(2,356)	(3,706)	3,678
Accounts payable and other accrued liabilities	24,508	12,525	12,833

Net cash provided by operating activities	117,279	77,105	48,126

Cash flows from investing activities:
Purchases of property and equipment	(80,600)	(47,625)	(39,323)
Purchase of real estate	—	(55,338)	—
Proceeds from sale of assets	3,205	148	3,131
Payments for acquisitions and dispositions, net	—	—	(101)
Change in other assets	(2,853)	(5,377)	(1,366)

Net cash used in investing activities	(80,248)	(108,192)	(37,659)

Cash flows from financing activities:
Proceeds from issuance of common stock	2	222	1,900
Proceeds from debt borrowings	589,600	190,100	141,000
Payment of debt and capital leases	(516,249)	(162,019)	(148,989)
Debt financing costs incurred	(14,667)	(2,587)	—
Distribution of minority interests	(762)	(685)	(149)
Proceeds from hospital syndications	6,115	—	1,827

Net cash provided by (used in) financing activities	64,039	25,031	(4,411)

Increase (decrease) in cash and cash equivalents	101,070	(6,056)	6,056
Cash and cash equivalents at beginning of period	—	6,056	—

Cash and cash equivalents at end of period	$101,070	$—	$6,056

Supplemental disclosure of cash flow information:
Cash paid for interest	$49,198	$58,875	$65,962

Cash paid (refunded) for income taxes, net	$57	$(1,830)	$2,183

Supplemental schedule of noncash investing and financing activities:
Capital lease obligations incurred to acquire equipment	$8,033	$4,686	$668

See accompanying notes.

IASIS HEALTHCARE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional
			Paid-In	Treasury	Accumulated
	Shares	Par Value	Capital	Stock	Deficit	Total

	(in thousands except share amounts)
Balance at September 30, 2000	14,404,288	$144	$259,654	$(155,025)	$(99,342)	$5,431
Shares issued	152,501	2	1,450	—	—	1,452
Stock options exercised	46,985	1	447	—	—	448
Exchange of preferred stock for common stock	17,357,671	173	163,757	—	—	163,930
Reversal of preferred stock dividends	—	—	25,348	—	—	25,348
Repurchase of common stock	(28,916)	—	—	(275)	—	(275)
Other	—	—	(160)	—	—	(160)
Net loss	—	—	—	—	(29,880)	(29,880)

Balance at September 30, 2001	31,932,529	320	450,496	(155,300)	(129,222)	166,294
Shares issued	23,334	—	222	—	—	222
Net loss	—	—	—	—	(10,972)	(10,972)

Balance at September 30, 2002	31,955,863	320	450,718	(155,300)	(140,194)	155,544
Stock options exercised	250	—	2	—	—	2
Net earnings	—	—	—	—	20,553	20,553

Balance at September 30, 2003	31,956,113	$320	$450,720	$(155,300)	$(119,641)	$176,099

See accompanying notes.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Basis of Presentation

      IASIS Healthcare Corporation (“IASIS” or the “Company”) (formerly known as Paracelsus Utah Facilities, the Company’s predecessor entity) operates medium-sized hospitals in high-growth urban and suburban markets. At September 30, 2003, the Company owned or leased 14 acute care hospitals with a total of 2,028 beds in service. The Company’s hospitals are located in four regions: Salt Lake City, Utah; Phoenix, Arizona; Tampa-St. Petersburg, Florida; and four cities in Texas, including San Antonio. The Company also owns and operates a behavioral health center in Phoenix and has an ownership interest in three ambulatory surgery centers. In addition, the Company owns and operates a Medicaid managed health plan called Health Choice Arizona, Inc. (“Health Choice” or the “Plan”), serving over 70,000 members in Arizona as of September 30, 2003.

      IASIS was formed in October 1999 through a series of transactions that were arranged by JLL Partners, Inc. (formerly known as Joseph Littlejohn & Levy, Inc.) and members of the Company’s management team. JLL Partners, Inc. is the private equity firm that controls JLL Healthcare, LLC, the Company’s largest stockholder.

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

      The consolidated financial statements include all subsidiaries and entities under common control of the Company. Control is generally defined by the Company as ownership of a majority of the voting interest of an entity. Significant intercompany transactions have been eliminated. Investments in entities that the Company does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

2.     Significant Accounting Policies

Net Revenue

      The Company’s healthcare facilities have entered into agreements with third-party payors, including government programs and managed care health plans, under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges.

      Net patient service revenue is reported at the estimated net realizable amounts from third-party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and are adjusted, if necessary, in future periods when final settlements are determined. Net adjustments to estimated third-party payor settlements (“prior year contractuals”) resulted in a decrease in net revenue of $5.0 million for the year ended September 30, 2003 compared to an increase in net revenue of $2.0 million for the same period last year.

      The calculation of appropriate payments from the Medicare and Medicaid programs as well as terms governing agreements with other third-party payors are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. The Company believes that it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company’s financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The Company provides care without charge to patients who are financially unable to pay for the healthcare services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenue.

      Health Choice is a prepaid Medicaid managed health plan that derives approximately 100% of its revenue through a contract with the Arizona Health Care Cost Containment System (“AHCCCS”) to provide specified health services through contracted providers to qualified Medicaid enrollees. Revenue generated under the AHCCCS contract with Health Choice represented approximately 14%, 15% and 12% of the net revenue of IASIS for the years ended September 30, 2003, 2002 and 2001, respectively. Health Choice entered into a new three year contract with AHCCCS effective October 1, 2003. The new contract provides AHCCCS with two one-year renewal options following the initial term. Contractually, Health Choice is reimbursed by AHCCCS for healthcare costs that exceed stated amounts at a rate ranging from 75% to 100% of qualified healthcare costs in excess of stated levels of $5,000 to $35,000, depending on eligibility classification of the member. Qualified costs must be incurred during the contract year and are the lesser of the amount paid by the Plan or the AHCCCS fee schedule. Reinsurance recoveries are recognized under the contract with AHCCCS when healthcare costs exceed stated amounts as provided under the contract including estimates of such costs at the end of each accounting period. Capitation payments received by Health Choice are recognized as revenue in the month that members are entitled to healthcare services.

Cash and Cash Equivalents

      The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents balances primarily with high credit quality financial institutions. The Company manages its credit exposure by placing its investments in high quality securities and by periodically evaluating the relative credit standing of the financial institution.

Accounts Receivable

      The Company receives payments for services rendered from federal and state agencies (under the Medicare, Medicaid and TRICARE programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended September 30, 2003, 2002 and 2001 approximately 40%, 39% and 39%, respectively, of the Company’s net patient revenue related to patients participating in the Medicare and Medicaid programs. The Company recognizes that revenue and receivables from government agencies are significant to its operations, but does not believe that there are significant credit risks associated with these government agencies. The Company believes that concentration of credit risk from other payors is limited by the number of patients and payors.

      Net Medicare settlement receivables estimated as of September 30, 2003 and 2002 and included in accounts receivable in the accompanying consolidated balance sheets approximated $4.5 million and $14.0 million, respectively.

Inventories

      Inventories, principally medical supplies, implants and pharmaceuticals, are stated at the lower of average cost or market.

Long-lived Assets

(a) Property and Equipment

      Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized. Depreciation expense, including amortization of assets capitalized under capital leases, is computed using the straight-line method

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and was $52.5 million, $41.6 million and $37.6 million for the years ended September 30, 2003, 2002 and 2001, respectively. Buildings and improvements are depreciated over estimated useful lives ranging generally from 14 to 40 years. Estimated useful lives of equipment vary generally from 3 to 25 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the respective leases or their estimated useful lives. During 2003, the Company capitalized approximately $1.3 million of interest associated with construction projects.

      The Company adopted Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) effective October 1, 2002. Prior to October 1, 2002, the Company recognized impairments of long-lived assets in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” In accordance with SFAS No. 144, when events, circumstances or operating results indicate that the carrying values of certain long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used might be impaired, the Company considers the recoverability of assets to be held and used by comparing the carrying amount of the assets to the present value of future net cash flows expected to be generated by the assets. If assets are identified as impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets as determined by independent appraisals or estimates of discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(b) Goodwill

      The Company adopted SFAS No. 142 effective October 1, 2001. As a result of the transitional impairment test required by SFAS No. 142, the Company recorded an impairment charge to goodwill of $39.5 million as of October 1, 2001. The impairment charge to goodwill is reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statements of operations. The impairment relates to goodwill associated with the Arizona market included in the acute care service segment and was based on a discounted cash flow analysis using a discount rate of 17%. Pursuant to the provisions of SFAS No. 142, goodwill is no longer amortized but is subject to annual impairment reviews (see Note 5). All of the Company’s goodwill is recorded in the acute care segment.

(c) Other Assets

      Other assets consist primarily of costs associated with the issuance of debt which are amortized over the life of the related debt and costs to recruit physicians to the Company’s markets, which are deferred and amortized over the term of the respective physician recruitment agreement, which is generally three years. Amortization of deferred financing costs is included in depreciation and amortization expense. Amortization of physician recruiting costs is included in other operating expenses and equaled $3.9 million, $1.1 million and $1.1 million, respectively, for the years ended September 30, 2003, 2002 and 2001. Net physician recruiting costs included in the accompanying consolidated balance sheets at September 30, 2003 and 2002, equaled $8.5 million and $6.4 million, respectively.

Income Taxes

      The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income to determine whether a valuation allowance should be established.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minority Interest in Consolidated Entities

      The consolidated financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities controlled by the Company. Accordingly, management has recorded minority interests in the earnings and equity of such consolidated entities.

Medical Claims Payable

      Monthly capitation payments made by Health Choice to physicians and other healthcare providers are expensed in the month services are contracted to be performed. Claims expense for non-capitated arrangements is accrued as services are rendered by hospitals, physicians, and other healthcare providers during the year. The Plan’s medical claims expense, including claims paid to the Company’s hospitals in Phoenix, Arizona, was approximately $135.7 million, $123.0 million and $99.2 million for the years ended September 30, 2003, 2002 and 2001, respectively.

      Medical claims payable related to Health Choice include claims received but not paid and an estimate of claims incurred but not reported. Incurred but not reported claims are estimated using a combination of historical claims experience (including severity and payment lag time) and other actuarial analysis including number of enrollees, age of enrollees and certain enrollee health indicators to predict the cost of healthcare services provided to enrollees during any given period. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from our estimates given changes in the healthcare cost structure or adverse experience.

Stock Based Compensation

      The Company, from time to time, grants stock options for a fixed number of common shares to employees. The Company accounts for employee stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, recognizes no compensation expense for the stock option grants when the exercise price of the options equals, or is greater than, the market value of the underlying stock on the date of grant.

      If the Company had measured compensation cost for the stock options granted under the fair value based method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net earnings (loss) would have been changed to the pro forma amounts set forth below (in thousands):

	2003	2002	2001

Net earnings (loss)
As reported	$20,553	$(10,972)	$(29,880)
Pro forma	18,938	(12,802)	(31,682)

      The effect of applying SFAS No. 123 for providing pro forma disclosure is not likely to be representative of the effect on reported net income for future years.

Fair Value of Financial Instruments

      Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying consolidated financial statements at fair value because of the short-term nature of these instruments. The fair value of the Company’s long-term bank facility debt and capital lease obligations also approximate carrying value as they bear interest at current market rates. The estimated fair value of the Company’s 13% senior subordinated notes was approximately $257.6 million and the estimated fair value of the 8 1/2% senior subordinated notes was approximately $103.0 million at September 30, 2003. The estimated fair values of the 13% and 8 1/2% senior subordinated notes at September 30, 2003 are based upon quoted market prices at that date.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

      Certain prior period amounts have been reclassified to conform to current period presentation. Such reclassifications had no material effect on the financial position and results of operations as previously reported.

Recently Issued Accounting Pronouncements

      In November 2002 the Financial Accounting Standards Board, (the “FASB”) issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. The Company will apply FIN 45 to guarantees, if any, issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“VIEs”), an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. The Company does not expect this interpretation to have a material effect on its future results of operations or financial position.

      In May 2003, the FASB Issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Most provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS 149 is not expected to have a material effect on the Company’s financial statements. The Company held no derivative instruments as of and for the year ended September 30, 2003.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

Related Party Transaction

      Pursuant to the terms and conditions of a stockholders’ agreement among the Company, JLL Healthcare, LLC, and certain other stockholders, the Company has agreed to pay certain administrative fees and expenses incurred by JLL Healthcare, LLC, during the term of the stockholders agreement. During the years ended September 30, 2003, 2002 and 2001, the Company paid JLL Healthcare, LLC approximately $360,000, $450,000 and $150,000, respectively, for its administrative fees and expenses.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.     Long-Term Debt and Capital Lease Obligations

      Long-term debt and capital lease obligations consist of the following (in thousands):

	September 30,

	2003	2002

Bank facilities	$322,875	$347,846
Senior subordinated notes	330,000	230,000
Capital lease obligations and other (see Note 10)	11,559	5,097

	664,434	582,943
Less current maturities	5,903	26,252

	$658,531	$556,691

Bank Facilities

      On October 15, 1999, the Company entered into a bank credit facility through which a syndicate of lenders made a total of $455.0 million available in the form of an $80.0 million tranche A term loan, a $250.0 million tranche B term loan and a $125.0 million revolving credit facility (the “1999 credit facility”). Effective October 5, 2001, the Company amended the 1999 credit facility to provide for an additional $30.0 million incremental senior secured term loan on substantially the same terms and conditions as the existing bank credit facility. The new incremental term loan was used solely to fund the purchase on October 15, 2001 of the land and buildings at two facilities in Arizona previously operated under long-term leases.

      On February 7, 2003, the Company completed the refinancing of its 1999 credit facility to provide for a new $475.0 million credit facility in the form of a $350.0 million, six year term B loan and a $125.0 million, five year revolving credit facility (the “2003 credit facility”). Effective June 6, 2003, the 2003 credit facility was amended to allow for the issuance of the Company’s 8 1/2% senior subordinated notes, as discussed below. Proceeds from the 2003 credit facility were used to refinance amounts outstanding under the 1999 credit facility and to fund closing and other transaction related costs of $10.9 million incurred in connection with the refinancing. The new $125.0 million revolving credit facility is available for working capital and other general corporate purposes. Principal payments on the new term B loan are due in quarterly installments of $875,000 beginning March 31, 2003 until maturity. The 2003 credit facility includes a 1% prepayment penalty on voluntary prepayments made during the first year on amounts outstanding under the term loan. The prepayment penalty lapses on February 7, 2004. From the net proceeds of the 8 1/2% senior subordinated notes, the Company made a voluntary prepayment on the term B loan of $24.5 million on June 11, 2003, incurring a prepayment penalty of $245,000. The 2003 credit facility is also subject to mandatory prepayment under specific circumstances including a portion of excess cash flow and the net proceeds from an initial public offering, asset sales, debt issuances and specified casualty events, each subject to various exceptions.

      As amended, the 2003 credit facility provides for annual capital expenditure limitations of $80.0 million for the year ended September 30, 2003, $165.0 million for the year ended September 30, 2004 and $70.0 million per year through September 30, 2009. In addition, the 2003 credit facility replaced the fixed charge coverage covenant under the 1999 credit facility with a senior leverage test and provided for revisions to certain other financial covenants. The 2003 credit facility requires that the Company comply with various other financial ratios and tests and contains covenants limiting the Company’s ability to, among other things, incur debt, engage in acquisitions or mergers, sell assets, make investments or capital expenditures, make distributions or stock repurchases and pay dividends.

      The 2003 credit facility is guaranteed by all of the Company’s material subsidiaries (the “Subsidiary Guarantors”) and these guaranties are secured by a pledge of substantially all of the Subsidiary Guarantors’

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets. Substantially all of the Company’s outstanding common stock is pledged for the benefit of the Company’s lenders as security for the Company’s obligations under the 2003 credit facility.

      At September 30, 2003, there was $322.9 million outstanding under the six-year term B loan and no amounts outstanding under the revolving credit facility. The new revolving credit facility includes a $75.0 million sub-limit for letters of credit that may be issued. At September 30, 2003, the Company had issued $39.4 million in letters of credit. The loans under the credit facilities accrued interest at variable rates at specified margins above either the agent bank’s alternate base rate or its reserve-adjusted Eurodollar rate. The weighted average interest rate of outstanding borrowings under the 1999 and 2003 credit facilities was approximately 5.7% for the year ended September 30, 2003. The Company pays a commitment fee equal to 0.5% of the average daily amount available under the revolving credit facility. In connection with the refinancing discussed above, the Company expensed approximately $3.9 million in unamortized deferred financing costs associated with the 1999 credit facility during the year ended September 30, 2003.

13% Senior Subordinated Notes

      On October 13, 1999, the Company issued $230.0 million of 13% senior subordinated notes due 2009. On May 25, 2000, the Company exchanged all of its outstanding 13% senior subordinated notes due 2009 for 13% senior subordinated exchange notes due 2009 that have been registered under the Securities Act of 1933, as amended (the “1999 notes”). Terms and conditions of the exchange offer were as set forth in the registration statement on Form S-4 filed with the Securities and Exchange Commission that became effective on April 17, 2000. The 1999 Notes are unsecured obligations and are subordinated in right of payment to all existing and future senior indebtedness of the Company. Interest on the 1999 notes is payable semi-annually on April 15 and October 15.

      Except with respect to a change of control, the Company is not required to make mandatory redemption or sinking fund payments with respect to the 1999 notes. The Company may redeem the 1999 notes, in whole or in part, at any time from October 15, 2004 to October 14, 2008 at redemption prices ranging from 106.500% to 101.625%, plus accrued and unpaid interest. Thereafter, the Company may redeem the 1999 notes at a 100% redemption price plus accrued and unpaid interest. The 1999 notes are guaranteed, fully and unconditionally, jointly and severally, by the Subsidiary Guarantors. The Company is a holding company with no independent assets or operations apart from its ownership of the Subsidiary Guarantors. At September 30, 2003, all of the Subsidiary Guarantors fully and unconditionally guaranteed the 1999 notes and, with the exception of Odessa Regional Hospital, LP, Jordan Valley Hospital, LP and The Medical Center of Southeast Texas, LP, all were 100% owned by the Company. The indenture for the 1999 Notes contains certain covenants, including but not limited to, restrictions on new indebtedness, asset sales, capital expenditures, dividends and the Company’s ability to merge or consolidate.

8 1/2% Senior Subordinated Notes

      On June 6, 2003, the Company issued $100.0 million of 8 1/2% senior subordinated notes due 2009 (the “2003 notes”). After deducting for the underwriters’ discounts of $2.2 million, the net proceeds from the 2003 notes were used to prepay $24.5 million of the Company’s term B loan and pay approximately $1.4 million in costs associated with the offering. The remaining net proceeds will be used for working capital and general corporate purposes, including capital expenditures. The 2003 notes are unsecured obligations and are subordinated in right of payment to all existing and future senior indebtedness of the Company. Interest on the 2003 notes is payable semi-annually on April 15 and October 15.

      Except with respect to a change of control, the Company is not required to make mandatory redemption or sinking fund payments with respect to the 2003 notes. Subject to certain conditions, at any time prior to June 15, 2006, the Company may on any one or more occasions redeem up to 35.0% of the aggregate principal amount of 2003 notes at a redemption price of 108.5% of the principal amount thereof, plus accrued

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and unpaid interest to the redemption date, with the net cash proceeds of one or more equity offerings. The Company may redeem the 2003 notes, in whole or in part, at any time from June 15, 2006 to June 14, 2008 at redemption prices ranging from 104.250% to 102.125%, plus accrued and unpaid interest. Thereafter, the Company may redeem the 2003 notes at a 100% redemption price plus accrued and unpaid interest. The 2003 notes are guaranteed, fully and unconditionally, jointly and severally, by the Subsidiary Guarantors, except Health Choice Arizona, Inc. The indenture for the 2003 notes contains certain covenants, including but not limited to, restrictions on new indebtedness, asset sales, capital expenditures, dividends and the Company’s ability to merge or consolidate.

      On July 16, 2003, pursuant to an effective registration statement on Form S-4 filed with the Securities and Exchange Commission, the Company commenced an offer to exchange all of the outstanding 2003 notes for an equal principal amount of 8 1/2% senior subordinated notes due 2009 (the “exchange notes”) that are registered under the Securities Act of 1933, as amended. The terms of the exchange notes are identical to those of the outstanding 2003 notes except that the exchange notes are registered under the Securities Act and are not be subject to restrictions on transfer. The Company undertook the exchange offer to satisfy certain obligations under a registration rights agreement entered into by the Company and the initial purchasers of the outstanding 2003 notes. On August 14, 2003, the Company completed the exchange of all of its outstanding 2003 notes for the exchange notes. The Company did not receive any additional proceeds from the exchange offer.

      Maturities of long-term debt, excluding capital lease obligations at September 30, 2003 are as follows (in thousands):

2004	$3,500
2005	3,500
2006	3,500
2007	3,500
2008	3,500
Thereafter	635,375

$652,875

4.     Property and Equipment

      Property and equipment consist of the following (in thousands):

	September 30,

	2003	2002

Land	$34,050	$34,045
Buildings and improvements	251,206	241,973
Equipment	281,141	244,456

	566,397	520,474
Less accumulated depreciation and amortization	(176,846)	(134,753)

	389,551	385,721
Construction-in-progress (estimated cost to complete at September 30, 2003—$114.5 million)	45,926	16,450

	$435,477	$402,171

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Included in equipment are assets leased under capital leases of $13.7 million and $5.0 million, net of accumulated amortization of approximately $3.4 million and $1.9 million, at September 30, 2003 and 2002, respectively.

Purchase of St. Luke’s Properties

      On October 15, 2001, the Company acquired the land and buildings under an operating lease in the Phoenix, Arizona market for an aggregate purchase price of approximately $55.3 million. The purchase price was financed by the $30.0 million new incremental term loan and borrowings under the Company’s revolving credit facility. The Company incurred approximately $7.7 million in rent expense under the operating lease for fiscal year 2001.

5.     Goodwill

      Effective October 1, 2001, the Company adopted the provisions of SFAS No. 141, Business Combinations, and SFAS No. 142 Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142 amortization of goodwill ceased as of October 1, 2001. The Company completed its annual impairment test of goodwill during 2003 noting no impairment. The following table presents the net earnings (losses) for the years ended September 30, 2003, 2002 and 2001 assuming SFAS No. 142 had been adopted as of October 1, 2000 (in thousands):

	Year Ended September 30,

	2003	2002	2001

Reported net earnings (loss)	$20,553	$(10,972)	$(29,880)
Add back: Goodwill amortization	—	—	11,955

Adjusted net earnings (loss)	$20,553	$(10,972)	$(17,925)

6.     Preferred and Common Stock

      Concurrent with the Tenet transaction, the Company issued 160,000 shares of mandatory redeemable Series A preferred stock for proceeds, net of issuance costs, of $158.6 million. In connection with the merger with the company formed by members of the Company’s management, the Company issued 5,311 shares of mandatory redeemable Series B preferred stock valued at an aggregate of $5.3 million, net of issuance costs. On October 26, 2000, all shares of the Company’s mandatory redeemable Series A and Series B preferred stock were exchanged for shares of the Company’s common stock on the basis of ten common shares for each preferred share. The preferred stock was exchanged for common stock without benefit to the preferred stockholders of the accrued dividends, therefore, previously accrued preferred stock dividends were reversed. The exchange decreased the net loss attributable to common stockholders and increased stockholders’ equity by approximately $25.3 million and $189.3 million, respectively, for the year ended September 30, 2001.

      On February 6, 2001, the Company declared a 10.5-for-one stock split of the outstanding common stock and common stock options effective March 6, 2001. The financial statements reflect the stock split as a retroactive restatement of all common stock and common stock options for all periods presented.

      Effective March 6, 2001, the Company amended and restated its certificate of incorporation to increase the authorized shares of common stock from 5,000,000 to 100,000,000 shares, increase the authorized shares of preferred stock from 550,000 to 5,000,000 shares and authorize 10,000,000 shares of a new class of nonvoting common stock.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.     Stock Options

      The IASIS Healthcare Corporation 2000 Stock Option Plan (“2000 Stock Option Plan”) affords an incentive to selected directors, officers, employees and consultants of the Company through the grant of stock options. The maximum number of shares of common stock reserved for the grant of stock options under the 2000 Stock Option Plan is 7,208,940, subject to adjustment as provided for in the 2000 Stock Option Plan. The number of options to be granted and the exercise price per share of common stock purchasable upon exercise of an option will be determined by a committee of the Board of Directors, subject to stockholder approval. In the case of an incentive stock option, the exercise price will not be less than the fair market value of a share of common stock on the date of its grant. As a condition to the exercise of an option, the optionee shall agree to be bound by the terms and conditions of a stockholders’ agreement among the Company, JLL Healthcare, LLC, and certain other stockholders, including restrictions on transferability contained therein. The options become exercisable over a period not to exceed five years after the date of grant, subject to earlier vesting provisions as provided for in the 2000 Stock Option Plan. All options granted under the 2000 Stock Option Plan expire no later than 10 years from the respective dates of grant. At September 30, 2003, there were 375,236 options available for grant.

      Information regarding the Company’s stock option activity for the periods indicated is summarized below:

			Weighted
		Option Price	Average
	Stock Options	Per Share	Exercise Price

Balance at September 30, 2000	5,332,888	$9.52–40.00	$24.14
Granted	2,820,851	$9.52–40.00	$24.35
Exercised	(46,985)	$9.52	$9.52
Forfeited	(2,520,957)	$9.52–40.00	$24.28

Balance at September 30, 2001	5,585,797	$9.52–40.00	$24.31
Granted	2,415,423	$9.52–40.00	$24.35
Exercised	—	$—	$—
Forfeited	(1,425,967)	$9.52–40.00	$24.29

Balance at September 30, 2002	6,575,253	$9.52–40.00	$24.32
Granted	1,166,349	$9.52–40.00	$24.35
Exercised	(250)	$9.52	$9.52
Forfeited	(907,648)	$9.52–40.00	$24.35

Balance at September 30, 2003	6,833,704	$9.52–40.00	$24.33

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes information regarding the options outstanding and exercisable at September 30, 2003:

	Options Outstanding

		Weighted-
	Number	Average	Options	Options	Options
	Outstanding at	Remaining	Exercisable at	Exercisable at	Exercisable at
Exercise	September 30,	Contractual	September 30,	September 30,	September 30,
Price	2003	Life	2003	2002	2001

$ 9.52	2,226,315	7.9	1,264,494	949,646	677,061
$24.76	2,575,645	7.9	1,446,177	1,071,704	732,890
$40.00	2,031,744	7.9	1,142,650	846,802	580,606

	6,833,704	7.9	3,853,321	2,868,152	1,990,557

      The per share weighted-average fair value of stock options granted at an exercise price of $9.52 during fiscal years 2003, 2002 and 2001 was $1.63, $1.97 and $2.50, respectively, on the date of grant using a minimum value option-pricing model based on the following assumptions:

	2003	2002	2001

Risk-free interest rate	3.15%	3.87%	5.10%
Expected life	5.98 years	5.98 years	5.98 years
Expected dividend yield	0.0%	0.0%	0.0%

8.     Income Taxes

      Income tax expense for the years ended September 30, 2003, 2002 and 2001 on income from continuing operations consists of the following (in thousands):

	2003	2002	2001

Current:
Federal	$—	$—	$(2,816)
State	—	—	(366)
Deferred:
Federal	—	—	2,672
State	—	—	510

	$—	$—	$—

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      A reconciliation of the federal statutory rate to the effective income tax rate applied to income from continuing operations for the years ended September 30, 2003, 2002 and 2001 follows (in thousands):

	2003	2002	2001

Federal statutory rate	$7,194	$9,644	$(10,808)
State income taxes, net of federal income tax benefit	—	—	94
Non-deductible goodwill amortization	—	—	408
Other non-deductible expenses	223	144	226
Change in valuation allowance charged to federal tax provision	(8,235)	(10,084)	10,110
Other items, net	818	296	(30)

Provision for income taxes	$—	$—	$—

      A summary of the items comprising the deferred tax assets and liabilities at September 30, 2003 and 2002 follows (in thousands):

	2003		2002

	Assets	Liabilities	Assets	Liabilities

Depreciation and fixed asset basis differences	$—	$35,071	$—	$32,304
Amortization and intangible asset basis differences	24,377	—	35,031	—
Allowance for doubtful accounts	3,129	—	4,588	—
Accrued expenses and other long-term liabilities	18,286		12,280
Deductible carry forwards and credits	39,853	—	38,543	—
Other, net	654	—	2,316	—
Valuation allowance	(51,228)	—	(60,454)	—

Total	$35,071	$35,071	$32,304	$32,304

      There were no net deferred income tax assets at September 30, 2003, 2002 or 2001.

      At September 30, 2003, federal and state net operating loss carry forwards are available to offset future taxable income of approximately $102 million. The net operating losses begin to expire in 2019. Approximately $2 million of this loss is subject to annual limitations of approximately $500,000 and will result in a reduction of intangible assets if used in the future. In addition, the Company has $1.9 million of deferred tax assets related to the Tenet acquisition whose future realization will result in a reduction of intangible assets.

      The Company maintains a valuation allowance for deferred tax assets it believes more likely than not will not be realized. The valuation allowance decreased $9.2 million during the year ended September 30, 2003 due to the utilization of deferred tax assets previously reserved.

      The Internal Revenue Services (“IRS”) is in the process of examining the Company’s federal income tax returns for the fiscal years ended September 30, 2000 and 2001.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.     Contingencies

Net Revenue

      The calculation of appropriate payments from the Medicare and Medicaid programs as well as terms governing agreements with other third party payors are complex and subject to interpretation. Final determination of amounts earned under the Medicare and Medicaid programs often occurs subsequent to the year in which services are rendered because of audits by the programs, rights of appeal and the application of numerous technical provisions. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. In the opinion of management, adequate provision has been made for adjustments that may result from such routine audits and appeals.

Professional, General and Workers Compensation Liability Risks

      The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment and personal injuries. To cover these types of claims, the Company maintains general liability and professional liability insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that the Company believes to be sufficient for its operations, although, potentially, some claims may exceed the scope of coverage in effect. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. The Company is currently not a party to any such proceedings that, in the Company’s opinion, would have a material adverse effect on the Company’s business, financial condition or results of operations. The Company expenses an estimate of the costs it expects to incur under the self-insured retention exposure for general and professional liability claims using historical claims data, demographic factors, severity factors, current incident logs and other actuarial analysis. As of September 30, 2003 and 2002, the Company’s professional and general liability accrual for asserted and unasserted claims was approximately $24.3 million and $17.6 million, respectively, which is included within other long-term liabilities in the accompanying consolidated balance sheets. For the years ended September 30, 2003, 2002 and 2001, the Company’s total premiums and self-insured retention cost for professional and general liability insurance was approximately $21.2 million, $15.6 million and $6.3 million, respectively, which is included in other operating expenses in the accompanying consolidated statements of operations.

      The Company is subject to claims and legal actions in the ordinary course of business relative to workers compensation and other labor and employment matters. To cover these types of claims, the Company maintains workers compensation insurance coverage with a self-insured retention. The Company accrues costs of workers compensation claims based upon estimates derived from its claims experience.

Health Choice

      Health Choice has entered into a capitated contract whereby the Plan provides healthcare services in exchange for fixed periodic and supplemental payments from AHCCCS. These services are provided regardless of the actual costs incurred to provide these services. The Company receives reinsurance and other supplemental payments from AHCCCS to cover certain costs of healthcare services that exceed certain thresholds. The Company believes the capitated payments, together with reinsurance and other supplemental payments are sufficient to pay for the services Health Choice is obligated to deliver. As of September 30, 2003, the Company has provided performance guaranties in the form of a letter of credit in the amount of $20.6 million for the benefit of AHCCCS to support its obligations under the Health Choice contract to provide and pay for the healthcare services.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Expenditure Commitments

      The Company is expanding and renovating some of its facilities to permit additional patient volume and to provide a greater variety of services. The Company had incurred approximately $45.9 million in uncompleted projects as of September 30, 2003, which is included in property and equipment in its accompanying consolidated balance sheets. At September 30, 2003, the Company had various projects under construction with an estimated additional cost to complete and equip of approximately $114.5 million.

Tax Sharing Agreement

      The Company and some of its subsidiaries are included in JLL Healthcare, LLC’s consolidated group for U.S. federal income tax purposes as well as in some consolidated, combined or unitary groups which include JLL Healthcare, LLC for state, local and foreign income tax purposes. The Company and JLL Healthcare, LLC entered into a tax sharing agreement in connection with the recapitalization. The tax sharing agreement requires the Company to make payments to JLL Healthcare, LLC such that, with respect to tax returns for any taxable period in which the Company or any of its subsidiaries is included in JLL Healthcare, LLC’s consolidated group or any combined group, including JLL Healthcare, LLC, the amount of taxes to be paid by the Company will be determined, subject to some adjustments, as if the Company and each of its subsidiaries included in JLL Healthcare, LLC’s consolidated group or a combined group including JLL Healthcare, LLC filed their own consolidated, combined or unitary tax return.

      Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between the Company and JLL Healthcare, LLC, for any period in which the Company is included in JLL Healthcare, LLC’s consolidated group, the Company could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of JLL Healthcare, LLC’s consolidated group.

Other

      The Company has been advised that its hospital in San Antonio, Texas, Southwest General Hospital, is a subject of an investigation relating to the provision of hyperbaric oxygen therapy services. In a letter dated February 11, 2003, the U.S. Attorney for the Western District of Texas stated that the investigation relates to certain billing practices for these services since 1998. The Company is cooperating with the U.S. Attorney’s office with respect to this investigation. Based on information currently available, the Company believes the investigation relates primarily to the period when Tenet Healthcare Corporation (“Tenet”) owned the hospital. Although the Company is unable to predict the outcome of this investigation, management does not currently believe it will have a material adverse effect on the Company’s business, financial condition or results of operations.

      Tenet and its affiliates are defendants in a civil action brought on January 9, 2003 in the U.S. District Court for the Central District of California by the United States for the improper assignment of diagnostic codes and submitting false claims to Medicare. The litigation stems from an investigation by the U.S. Department of Justice, in conjunction with the Office of Inspector General, of certain hospital billings to Medicare for inpatient stays reimbursed pursuant to diagnosis related groups 79 (pneumonia), 415 (operating room procedure for infectious and parasitic diseases), 416 (septicemia) and 475 (respiratory system diagnosis with mechanical ventilator). Although hospitals that the Company acquired from Tenet are referenced in the complaint, all of the actions complained of occurred prior to December 31, 1998 and thus before the hospitals’ acquisition by the Company. The Company has informed Tenet that the Company has no obligation or liability for any of the matters described in the complaint and that the Company is entitled to indemnification if any damages or relief were to be sought against IASIS in connection with the proceeding. Tenet has accepted service of process on behalf of these hospitals and has agreed to indemnify the Company.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The Company believes it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that it believes would have a material effect on its financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action, including fines, penalties and exclusion from the Medicare and Medicaid programs.

Acquisitions

      The Company may choose to acquire businesses with prior operating histories. If acquired, such companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company has policies designed to conform business practices to its policies following the completion of any acquisitions, there can be no assurance that the Company will not become liable for previous activities of prior owners that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally would seek to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

10.     Leases

      The Company leases various buildings, office space and equipment under capital and operating lease agreements. The leases expire at various times and have various renewal options. Operating lease rental expense relating primarily to the rental of buildings and equipment for the years ended September 30, 2003, 2002 and 2001 approximated $33.5 million, $31.9 million and $35.9 million, respectively.

      In June 2002, the Company amended one of its facility lease agreements. The Company exercised an option under the amended lease agreement to extend the lease for an additional 15-year term with an annual lease cost of $5.25 million, beginning in February 2004.

      Future minimum payments at September 30, 2003, by fiscal year and in the aggregate, under capital leases and noncancellable operating leases, net of sublease income, with initial terms of one year or more consist of the following (in thousands):

	Capital	Net Operating
	Leases	Leases

2004	$3,234	$22,449
2005	3,218	18,886
2006	3,063	17,166
2007	2,775	13,513
2008	953	13,010
Thereafter	—	84,530

Total minimum lease payments	13,243	$169,554

Amount representing interest (at rates ranging from 5.65% to 11.65%)	1,684

Present value of net minimum lease payments (including $2,369 classified as current)	$11,559

      Aggregate future minimum rentals to be received under noncancellable subleases as of September 30, 2003 were approximately $6.4 million.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Discontinued Operations

      During the fourth quarter of fiscal 2000 the Company recorded an estimated loss of $7.4 million on the sale and closure of its physician practice operations. During the years ended September 30, 2002 and 2001, $972,000 and $1.0 million, respectively, of previously recorded loss accruals were reversed because the actual costs of discontinuing these operations were less than previously estimated. At September 30, 2003, the remaining accrual for estimated loss on sale and closure was $1.1 million. Of these costs, $819,000 is expected to be paid subsequent to fiscal year 2004 and is recorded within other long-term liabilities in the accompanying consolidated balance sheets.

12.	Retirement Plans

      Substantially all employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan (the “Retirement Plan”). Employees who elect to participate generally make contributions from 1% to 20% of their eligible compensation, and the Company matches, at its discretion, such contributions up to a maximum percentage. Generally, employees immediately vest 100% in their own contributions and vest in the employer portion of contributions in a period not to exceed five years. Company contributions to the Retirement Plan were approximately $3.1 million, $3.1 million and $3.9 million for the years ended September 30, 2003, 2002 and 2001, respectively.

13.	Segment and Geographic Information

      The Company’s acute care hospitals and related healthcare businesses are similar in their activities and the economic environments in which they operate (i.e., urban and suburban markets). Accordingly, the Company’s reportable operating segments consist of (1) acute care hospitals and related healthcare businesses, collectively, and (2) its Medicaid managed health plan, Health Choice and a related entity (collectively referred to as Health Choice). Prior to the Tenet transaction, including Health Choice, management had determined that the Company did not have separately reportable segments as defined under Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information. The following is a financial summary by business segment for the periods indicated (in thousands):

	Year Ended September 30, 2003

	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$934,192	$—	$—	$934,192
Premium revenue	—	153,964	—	153,964
Revenue between segments	7,062	—	(7,062)	—

Net revenue	941,254	153,964	(7,062)	1,088,156
Salaries and benefits	368,799	6,710	—	375,509
Supplies	151,896	303	—	152,199
Medical claims	—	135,657	(7,062)	128,595
Other operating expenses	195,186	2,841	—	198,027
Provision for bad debts	86,231	—	—	86,231

Adjusted EBITDA(1)	139,142	8,453	—	147,595
Loss on debt extinguishment	3,900	—	—	3,900
Impairment of assets held for sale	11,741	—	—	11,741
Interest, net	53,881	—	—	53,881
Depreciation and amortization	56,154	126	—	56,280
Loss (gain) on sale of assets	(588)	—	—	(588)

Earnings before minority interests and taxes	14,054	8,327	—	22,381
Minority interests	1,828	—	—	1,828

Earnings before income taxes	$12,226	$8,327	$—	$20,553

Segment assets	$1,024,504	$5,495	$—	$1,029,999

Capital expenditures	$80,390	$210	$—	$80,600

	Year Ended September 30, 2002

	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$811,732	$—	$—	$811,732
Premium revenue	—	138,156	—	138,156
Revenue between segments	6,387	—	(6,387)	—

Net revenue	818,119	138,156	(6,387)	949,888
Salaries and benefits	319,413	5,300	—	324,713
Supplies	132,600	360	—	132,960
Medical claims	—	122,994	(6,387)	116,607
Other operating expenses	171,009	2,331	—	173,340
Provision for bad debts	72,238	—	—	72,238

Adjusted EBITDA(1)	122,859	7,171	—	130,030
Interest, net	55,365	(48)	—	55,317
Depreciation and amortization	45,978	133	—	46,111
Loss (gain) on sale of assets	7	—	—	7

Earnings before minority interests and taxes	21,509	7,086	—	28,595
Minority interests	1,042	—	—	1,042

Earnings before income taxes	$20,467	$7,086	$—	$27,553

Segment assets	$895,167	$3,316	$—	$898,483

Capital expenditures	$47,197	$428	$—	$47,625

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended September 30, 2001

	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$778,987	$—	$—	$778,987
Premium revenue	—	110,554	—	110,554
Revenue between segments	7,693	—	(7,693)	—

Net revenue	786,680	110,554	(7,693)	889,541
Salaries and benefits	312,741	4,698	—	317,439
Supplies	131,970	362	—	132,332
Medical claims	—	99,191	(7,693)	91,498
Other operating expenses	169,294	2,193	—	171,487
Provision for bad debts	73,417	—	—	73,417

Adjusted EBITDA(1)	99,258	4,110	—	103,368
Interest, net	64,460	(114)	—	64,346
Depreciation and amortization	53,038	125	—	53,163
Provision for asset revaluation	16,612	—	—	16,612
Loss (gain) on sale of assets	(314)	—	—	(314)

Earnings (loss) before minority interests and taxes	(34,538)	4,099	—	(30,439)
Minority interests	441	—	—	441

Earnings (loss) before income taxes	$(34,979)	$4,099	$—	$(30,880)

Capital expenditures	$39,308	$15	$—	$39,323

(1)	Adjusted EBITDA represents net earnings (loss) before interest expense, (gain) loss on sale of assets, minority interests, income taxes, depreciation and amortization, loss on debt extinguishment, impairment of assets held for sale, cumulative effect of a change in accounting principle, provision for asset revaluation and reversal of excess loss accrual for discontinued physician practice operations. Management routinely calculates and communicates adjusted EBITDA and believes that it is useful to investors because it is commonly used as an analytical indicator within the healthcare industry to evaluate hospital performance, allocate resources and measure leverage capacity and debt service ability. In addition, the Company uses adjusted EBITDA as a measure of performance for its business segments and for incentive compensation purposes. Adjusted EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles (GAAP), and the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

14.     Accrued Expenses and Other Current Liabilities

      A summary of accrued expenses and other current liabilities consists of the following (in thousands):

	September 30,

	2003	2002

Employee health insurance payable	$3,519	$3,178
Taxes other than income taxes	5,539	5,163
Workers compensation insurance payable	6,009	4,441
Accrued closure costs for Rocky Mountain Medical Center	379	2,094
Other	5,083	4,147

	$20,529	$19,023

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	Allowances for Doubtful Accounts

      A summary of activity in the Company’s allowance for doubtful accounts follows (in thousands):

			Accounts
			Written Off,
	Beginning	Provision for	Net of	Ending
	Balance	Bad Debts	Recoveries	Balance

Allowance for doubtful accounts:
Year ended September 30, 2001	$31,403	$73,417	$(78,875)	$25,945
Year ended September 30, 2002	25,945	72,238	(63,733)	34,450
Year ended September 30, 2003	34,450	86,231	(73,653)	47,028

16.	Asset Revaluation, Closure and Other Costs

      During the year ended September 30, 2001, the Company recorded $11.9 million of charges relating to asset revaluation and closure expenses of Rocky Mountain Medical Center, $2.5 million of employee severance costs and the write-off of deferred initial public offering costs totaling $2.2 million.

Asset Revaluation and Closure Costs Related to Rocky Mountain Medical Center

      In the third quarter of fiscal 2001, the Company recorded a pre-tax asset revaluation charge of approximately $2.8 million related to the closure of Rocky Mountain Medical Center and revaluation of net assets in conjunction with their classification as held for sale. During the third quarter of 2003, the Company recorded an impairment charge of $11.7 million on such assets held for sale. The charge was based on the current estimated net proceeds anticipated from the eventual sale of the Rocky Mountain Medical Center real property, assuming the potential purchasers would convert its use to retail. At September 30, 2003, Rocky Mountain Medical Center net assets held for sale and expected to be sold within the next 12 months consisted of property and equipment and totaled approximately $11.1 million, net of the asset revaluation allowance.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The Company adopted and implemented an exit plan and recorded pre-tax closure charges of approximately $9.1 million in the third quarter of fiscal 2001 with respect to the closure of Rocky Mountain Medical Center. These closure plans included the involuntary termination of approximately 200 hospital and business office personnel, which were completed by September 30, 2001. Accrued closure costs totaled approximately $379,000 and $2.2 million at September 30, 2003 and 2002, respectively. The following table summarizes the closure costs accrual and payment activity for the years ended September 30, 2003 and 2002 (in thousands):

		Facility and
	Severance	Lease	Contract	Other
	and Related	Termination	Termination	Exit
	Costs	Costs	Costs	Costs	Total

Balances at September 30, 2000	$—	$—	$—	$—	$—
Charges	1,475	3,486	2,407	1,693	9,061
Payments	(1,659)	(737)	(439)	(585)	(3,420)
Re-allocation of charge	450	—	—	(450)	—

Balances at September 30, 2001	266	2,749	1,968	658	5,641
Charges	—	—	—	—	—
Payments	(155)	(1,415)	(432)	(1,480)	(3,482)
Re-allocation of charge	(111)	—	(1,536)	1,647	—

Balances at September 30, 2002	—	1,334	—	825	2,159
Charges	—	—	—	—	—
Payments	—	(988)	—	(792)	(1,780)
Re-allocation of charge	—	—	—	—	—

Balances at September 30, 2003	$—	$346	$—	$33	$379

      Net revenue and pre-tax losses from Rocky Mountain Medical Center were $12.9 million and $16.1 million, respectively, for the year ended September 30, 2001, excluding the $11.9 million asset revaluation and closure charge.

Other Costs

      The Company recorded employee severance costs of $2.5 million during the year ended September 30, 2001 related to management severance and the termination of employees in one of its markets. As of September 30, 2003, 2002 and 2001, the Company had paid approximately $2.5 million, $2.1 million and $1.2 million of these costs, respectively. On January 22, 2001, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission, which was amended on February 13, 2001 and March 6, 2001, to register the sale of up to 13,350,000 shares of its common stock, plus up to an additional 2,002,500 shares pursuant to the underwriters’ over-allotment options, through an underwritten public offering. The Company subsequently decided not to pursue the public offering and it was terminated. The Company expensed $2.2 million of offering costs incurred during the year ended September 30, 2001.

17.     Subsequent Event

      On October 1, 2003, Davis Hospital & Medical Center, LP, the Company’s subsidiary that owns Davis Hospital & Medical Center, sold limited partnership units to third party investors, including physicians, for net proceeds of approximately $2.1 million. The net proceeds from this transaction will be used to fund a

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

portion of the recently completed expansion of Davis Hospital & Medical Center. After giving effect to this sale, the Company has an approximately 97.5% ownership interest in this subsidiary.

18.     Supplemental Condensed Consolidating Financial Information

      The 1999 notes described in Note 3 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s material subsidiaries. The 2003 notes described in Note 3 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s material subsidiaries except Health Choice Arizona, Inc.

      A summarized condensed consolidating balance sheet as of September 30, 2003 and 2002 and condensed consolidating statements of operations and cash flows for the years ended September 30, 2003, 2002 and 2001 for the Company, segregating the parent company issuer, the combined 100% owned subsidiary guarantors, the non-100% owned subsidiary guarantors, Health Choice Arizona, Inc. and eliminations, are found below. Separate audited financial statements of the non-100% owned subsidiary guarantors, Odessa Regional Hospital, LP (“Odessa”), Jordan Valley Hospital, LP (“Jordan Valley”) and The Medical Center of Southeast Texas, LP (“Southeast Texas Hospital”) are included as Exhibits 99.1, 99.2 and 99.3, respectively, to the Company’s filing on Form 10-K. During the year ended September 30, 2001, Odessa sold limited partner units, which diluted the Company’s ownership to 88.8%. On April 1, 2003, Jordan Valley sold limited partner units, which diluted the Company’s ownership to 97.4%. On August 1, 2003 Southeast Texas Hospital sold limited partner units, which diluted the Company’s ownership to 88.8%. However, each of Odessa, Jordan Valley and Southeast Texas Hospital’s guaranty continues to be full and unconditional with respect to the notes. Prior to these transactions, all of the Company’s subsidiary guarantors were 100% owned.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

September 30, 2003

		Subsidiary
		Guarantors		Health
				Choice
	Parent	100%	Non-100%	100%		Condensed
	Issuer	Owned	Owned(1)	Owned	Eliminations	Consolidated

	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$—	$100,881	$189	$—	$—	$101,070
Accounts receivable, net	—	124,884	28,299	—	—	153,183
Inventories	—	17,774	6,068	—	—	23,842
Prepaid expenses and other current assets	—	10,230	2,008	4,078	—	16,316
Assets held for sale	—	11,070	—	—	—	11,070

Total current assets	—	264,839	36,564	4,078	—	305,481
Property and equipment, net	—	348,968	85,841	668	—	435,477
Net investment in and advances to subsidiaries	948,121	(937,533)	44,801	39,940	(95,329)	—
Goodwill	—	214,452	37,752	—	—	252,204
Other assets	21,472	12,311	3,054	—	—	36,837

Total assets	$969,593	$(96,963)	$208,012	$44,686	$(95,329)	$1,029,999

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$44,718	$8,521	$933	$—	$54,172
Salaries and benefits payable	—	24,036	5,806	—	—	29,842
Accrued interest payable	20,978	—	—	—	—	20,978
Medical claims payable	—	—	—	25,767	—	25,767
Accrued expenses and other current liabilities	—	18,317	2,212	—	—	20,529
Current portion of long-term debt and capital lease obligations	3,500	1,714	2,675	—	(1,986)	5,903

Total current liabilities	24,478	88,785	19,214	26,700	(1,986)	157,191
Long-term debt and capital lease obligations	649,375	6,005	96,494		(93,343)	658,531
Other long-term liabilities	—	27,795	—	—	—	27,795
Minority interest	—	10,383	—	—	—	10,383

Total liabilities	673,853	132,968	115,708	26,700	(95,329)	853,900
Stockholders’ equity	295,740	(229,931)	92,304	17,986	—	176,099

Total liabilities and stockholders’ equity	$969,593	$(96,963)	$208,012	$44,686	$(95,329)	$1,029,999

(1)	A Supplemental Condensed Balance Sheet which presents information for the individual non-100% owned subsidiary guarantors is presented below.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NON-100% OWNED SUBSIDIARY GUARANTORS

SUPPLEMENTAL CONDENSED BALANCE SHEET

September 30, 2003

				Total
				Non-100%
				Owned
	Odessa	Jordan	Southeast	Subsidiary
	Regional	Valley	Texas	Guarantors

	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$—	$189	$—	$189
Accounts receivable, net	7,365	6,938	13,996	28,299
Inventories	1,299	1,210	3,559	6,068
Prepaid expenses and other current assets	249	429	1,330	2,008
Assets held for sale	—	—	—	—

Total current assets	8,913	8,766	18,885	36,564
Property and equipment, net	23,991	36,670	25,180	85,841
Net investment in and advances to subsidiaries	14,107	4,396	26,298	44,801
Goodwill	28,827	8,925	—	37,752
Other assets	864	1,165	1,025	3,054

Total assets	$76,702	$59,922	$71,388	$208,012

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,501	$2,431	$3,589	$8,521
Salaries and benefits payable	1,489	1,496	2,821	5,806
Accrued expenses and other current liabilities	405	242	1,565	2,212
Current portion of long-term debt and capital lease obligations	1,142	957	576	2,675

Total current liabilities	5,537	5,126	8,551	19,214
Long-term debt and capital lease obligations	40,253	32,435	23,806	96,494

Total liabilities	45,790	37,561	32,357	115,708
Stockholders’ equity	30,912	22,361	39,031	92,304

Total liabilities and stockholders’ equity	$76,702	$59,922	$71,388	$208,012

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

September 30, 2002

		Subsidiary Guarantors

	Parent	100%	Non-100%		Condensed
	Issuer	Owned	Owned	Eliminations	Consolidated

	(in thousands)
Assets
Current assets:
Cash and cash equivalents
Accounts receivable, net	$—	$145,704	$8,748	$—	$154,452
Inventories	—	22,218	1,691	—	23,909
Prepaid expenses and other current assets	—	14,792	905	—	15,697
Assets held for sale	—	22,106	—	—	22,106

Total current assets	—	204,820	11,344	—	216,164
Property and equipment, net	—	378,715	23,456	—	402,171
Net investment in and advances to subsidiaries	870,372	(833,886)	(3,426)	(33,060)	—
Goodwill	—	223,570	28,827	—	252,397
Other assets, net	18,006	9,081	664	—	27,751

Total assets	$888,378	$(17,700)	$60,865	$(33,060)	$898,483

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$45,127	$1,934	$—	$47,061
Salaries and benefits payable	—	20,504	1,047	—	21,551
Accrued interest payable	15,016	—	—	—	15,016
Medical claims payable	—	30,262	—	—	30,262
Other accrued expenses and other current liabilities	—	18,824	199	—	19,023
Current portion of long-term debt and capital lease obligations	25,307	945	470	(470)	26,252

Total current liabilities	40,323	115,662	3,650	(470)	159,165
Long-term debt and capital lease obligations	552,539	4,152	32,590	(32,590)	556,691
Other long-term liabilities	—	22,347	—	—	22,347
Minority interest	—	4,736	—	—	4,736
Stockholders’ equity	295,516	(164,597)	24,625	—	155,544

Total liabilities and stockholders’ equity	$888,378	$(17,700)	$60,865	$(33,060)	$898,483

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended September 30, 2003

		Subsidiary
		Guarantors		Health
				Choice
	Parent	100%	Non-100%	100%		Condensed
	Issuer	Owned	Owned(1)	Owned	Eliminations	Consolidated

	(in thousands)
Net revenue:
Net acute care revenue	$—	$820,068	$114,124	$—	$—	$934,192
Premium revenue	—	7,062	—	153,964	(7,062)	153,964

Total net revenue	—	827,130	114,124	153,964	(7,062)	1,088,156
Costs and expenses:
Salaries and benefits	—	332,559	36,240	6,710	—	375,509
Supplies	—	137,481	14,415	303	—	152,199
Medical claims	—	—	—	135,657	(7,062)	128,595
Other operating expenses	—	176,903	18,283	2,841	—	198,027
Provision for bad debts	—	75,659	10,572	—	—	86,231
Interest, net	54,458	(577)	6,774	—	(6,774)	53,881
Depreciation and amortization	3,671	48,302	4,181	126	—	56,280
Loss on debt extinguishment	3,900	—	—	—	—	3,900
Impairment of assets held for sale	11,741	—	—	—	—	11,741
Management fees	(2,609)	—	2,609			—
Equity in earnings of affiliates	(76,613)	—	—	—	76,613	—

Total costs and expenses	(5,452)	770,327	93,074	145,637	62,777	1,066,363

Earnings before gain on sale of assets, minority interests, and income taxes	5,452	56,803	21,050	8,327	(69,839)	21,793
Gain on sale of assets, net	—	(588)	—	—	—	(588)
Minority interests	—	1,828	—	—	—	1,828

Earnings before income taxes	5,452	55,563	21,050	8,327	(69,839)	20,553
Income tax expense	—	—	—	—	—	—

Net earnings (loss)	$5,452	$55,563	$21,050	$8,327	$(69,839)	$20,553

(1)	A Supplemental Condensed Statement of Operations which presents information for the individual non-100% owned subsidiary guarantors is presented below. The operations of the non-100% owned subsidiaries formed during 2003 are reflected in the Supplemental Condensed Statement of Operations from the date such subsidiaries became non-wholly owned.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NON-100% OWNED SUBSIDIARY GUARANTORS

SUPPLEMENTAL CONDENSED STATEMENT OF OPERATIONS

For the Year Ended September 30, 2003

				Total
				Non-100%
	Odessa	Jordan	Southeast	Owned
	Regional	Valley	Texas	Subsidiaries

	(in thousands)
Net revenue:
Net acute care revenue	$67,167	$28,117	$18,840	$114,124

Total net revenue	67,167	28,117	18,840	114,124
Costs and expenses:
Salaries and benefits	21,164	8,757	6,319	36,240
Supplies	8,656	3,083	2,676	14,415
Other operating expenses	9,849	4,472	3,962	18,283
Provision for bad debts	6,049	2,257	2,266	10,572
Interest, net	5,031	1,313	430	6,774
Depreciation and amortization	2,149	1,471	561	4,181
Management fees	1,623	562	424	2,609

Total costs and expenses	54,521	21,915	16,638	93,074

Earnings before income taxes	12,646	6,202	2,202	21,050
Income tax expense	—	—	—	—

Net earnings	$12,646	$6,202	$2,202	$21,050

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended September 30, 2002

		Subsidiary
		Guarantors

	Parent	100%	Non-100%		Condensed
	Issuer	Owned	Owned	Eliminations	Consolidated

	(in thousands)
Net revenue
Net acute care revenue	$—	$763,193	$48,539	$—	$811,732
Premium revenue	—	144,543	—	(6,387)	138,156

Total net revenue	—	907,736	48,539	(6,387)	949,888
Costs and expenses:
Salaries and benefits	—	307,577	17,136	—	324,713
Supplies	—	127,751	5,209	—	132,960
Medical claims	—	122,994	—	(6,387)	116,607
Other operating expenses	—	164,738	8,602	—	173,340
Provision for bad debts	—	68,104	4,134	—	72,238
Interest, net	55,158	159	3,559	(3,559)	55,317
Depreciation and amortization	4,347	40,227	1,537	—	46,111
Management fees	(1,249)	—	1,249	—	—
Equity in earnings of affiliates	(43,725)	—	—	43,725	—

Total costs and expenses	14,531	831,550	41,426	33,779	921,286
Earnings (loss) from continuing operations before loss on sale of assets, minority interests, income taxes and cumulative effect of a change in accounting principle	(14,531)	76,186	7,113	(40,166)	28,602
Loss on sale of assets, net	—	7	—	—	7
Minority interests	—	1,042	—	—	1,042

Earnings (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(14,531)	75,137	7,113	(40,166)	27,553
Income tax expense	—	—	—	—	—

Net earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	(14,531)	75,137	7,113	(40,166)	27,553
Discontinued operations	—	972	—	—	972

Net earnings (loss) before cumulative effect of a change in accounting principle	(14,531)	76,109	7,113	(40,166)	28,525
Cumulative effect of a change in accounting principle	—	(39,497)	—	—	(39,497)

Net earnings (loss)	$(14,531)	$36,612	$7,113	$(40,166)	$(10,972)

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended September 30, 2001

		Subsidiary
		Guarantors

	Parent	100%	Non-100%		Condensed
	Issuer	Owned	Owned	Eliminations	Consolidated

	(in thousands)
Net revenue
Net acute care revenue	$—	$739,341	$39,646	$—	$778,987
Premium revenue	—	118,247	—	(7,693)	110,554

Total net revenue		857,588	39,646	(7,693)	889,541
Costs and expenses:
Salaries and benefits	—	302,275	15,164	—	317,439
Supplies	—	127,377	4,955	—	132,332
Medical claims	—	99,191	—	(7,693)	91,498
Other operating expenses	—	165,468	6,019	—	171,487
Provision for bad debts	—	69,561	3,856	—	73,417
Interest, net	64,224	122	4,136	(4,136)	64,346
Depreciation and amortization	3,705	47,313	2,145	—	53,163
Provision for asset revaluation, closure and other costs	—	16,612	—	—	16,612
Management fees	(1,138)	—	1,138	—	—
Equity in earnings of affiliates	(32,775)	—	—	32,775	—

Total costs and expenses	34,016	827,919	37,413	20,946	920,294
Earnings (loss) from continuing operations before gain on sale of assets, minority interests and income taxes	(34,016)	29,669	2,233	(28,639)	(30,753)
Gain on sale of assets, net	—	(314)	—	—	(314)
Minority interests	—	441	—	—	441

Earnings (loss) from continuing operations before income taxes	(34,016)	29,542	2,233	(28,639)	(30,880)
Income tax expense	—	—	—	—	—

Net earnings (loss) from continuing operations	(34,016)	29,542	2,233	(28,639)	(30,880)
Discontinued operations	—	1,000	—	—	1,000

Net earnings (loss)	(34,016)	30,542	2,233	(28,639)	(29,880)
Preferred stock dividends reversed	25,348	—	—	—	25,348

Net earnings (loss) due to common stockholders	$(8,668)	$30,542	$2,233	$(28,639)	$(4,532)

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2003

		Subsidiary
		Guarantors		Health
				Choice
	Parent	100%	Non-100%	100%		Condensed
	Issuer	Owned	Owned(1)	Owned	Eliminations	Consolidated

	(in thousands)
Cash flows from operating activities
Net earnings (loss)	$5,452	$55,563	$21,050	$8,327	$(69,839)	$20,553
Adjustments used to reconcile net earnings (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	3,671	48,302	4,181	126	—	56,280
Minority interests	—	1,828	—	—	—	1,828
Gain on sale of property and equipment	—	(588)	—	—	—	(588)
Loss on debt extinguishment	—	3,900	—	—	—	3,900
Impairment of assets held for sale	—	11,741	—	—	—	11,741
Equity in earnings of affiliates	(76,613)	—	—	—	76,613	—
Changes in operating assets and liabilities, net of disposals:
Accounts receivable	—	(78)	1,491	—	—	1,413
Inventories, prepaid expenses and other current assets	—	(3,126)	1,401	(631)	—	(2,356)
Accounts payable and other accrued liabilities	6,456	19,307	2,943	(4,198)	—	24,508

Net cash provided by (used in) operating activities	(61,034)	136,849	31,066	3,624	6,774	117,279

Cash flows from investing activities
Purchase of property and equipment	—	(66,237)	(14,153)	(210)	—	(80,600)
Proceeds from sale of property and equipment	—	3,205	—	—	—	3,205
Change in other assets	—	(3,276)	423	—	—	(2,853)

Net cash used in investing activities	—	(66,308)	(13,730)	(210)	—	(80,248)

Cash flows from financing activities
Proceeds from issuance of common stock	2	—	—	—	—	2
Proceeds from debt borrowings	589,600	—	—	—	—	589,600
Payment of debt and capital leases	(514,570)	(381)	(1,298)	—	—	(516,249)
Debt financing costs incurred	(14,677)	10	—	—	—	(14,667)
Proceeds from hospital syndication	—	(29)	6,144	—	—	6,115
Change in intercompany balances with affiliates, net	101,749	(77,382)	(14,232)	(3,414)	(6,721)	—
Distribution of minority interests	—	7,052	(7,814)	—	—	(762)

Net cash provided by (used in) financing activities	162,104	(70,730)	(17,200)	(3,414)	(6,721)	64,039

Net increase (decrease) in cash and cash equivalents	101,070	(189)	136	—	53	101,070
Cash and cash equivalents at beginning of period	—	—	53	—	(53)	—

Cash and cash equivalents at end of period	$101,070	$(189)	$189	$—	$—	$101,070

(1)	A Supplemental Condensed Statement of Cash Flows which presents information for the individual non-100% owned subsidiary guarantors is presented below. The operations of the non-100% owned subsidiaries formed during 2003 are reflected in the Supplemental Condensed Statement of Cash Flows from the date such subsidiaries became non-wholly owned.

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NON-100% OWNED SUBSIDIARY GUARANTORS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2003

				Total
				Non-100%
				Owned
	Odessa	Jordan	Southeast	Subsidiary
	Regional	Valley	Texas	Guarantors

	(in thousands)
Cash flows from operating activities
Net earnings	$12,646	$6,202	$2,202	$21,050
Adjustments: to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization	2,149	1,471	561	4,181
Changes in operating assets and liabilities, net of disposals:
Accounts receivable	1,383	169	(61)	1,491
Inventories, prepaid expenses and other current assets	1,048	(127)	480	1,401
Accounts payable and other accrued liabilities	1,215	593	1,135	2,943

Net cash provided by operating activities	18,441	8,308	4,317	31,066

Cash flows from investing activities
Purchase of property and equipment	(1,714)	(5,457)	(6,982)	(14,153)
Change in other assets	(200)	103	520	423

Net cash used in investing activities	(1,914)	(5,354)	(6,462)	(13,730)

Cash flows from financing activities
Payment of debt and capital leases	(748)	(448)	(102)	(1,298)
Proceeds from hospital syndications, net	29	1,245	4,870	6,144
Change in intercompany balances with affiliates, net	(9,420)	(2,136)	(2,676)	(14,232)
Distribution of minority interests	(6,388)	(1,426)	—	(7,814)

Net cash provided by (used in) financing activities	(16,527)	(2,765)	2,092	(17,200)

Net increase (decrease) in cash and cash equivalents	—	189	(53)	136
Cash and cash equivalents at beginning of period	—	—	53	53

Cash and cash equivalents at end of period	$—	$189	$—	$189

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2002

		Subsidiary
		Guarantors

	Parent	100%	Non-100%		Condensed
	Issuer	Owned	Owned	Eliminations	Consolidated

	(in thousands)
Cash flows from operating activities
Net earnings (loss)	$(14,531)	$37,861	$7,113	$(41,415)	$(10,972)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,347	40,227	1,537	—	46,111
Minority interests	—	1,042	—	—	1,042
Cumulative effect of a change in accounting principle	—	39,497	—	—	39,497
Loss (gain) on sale of property and equipment	—	7	—	—	7
Reversal of excess loss accrual for discontinued operations	—	(972)	—	—	(972)
Equity in earnings of affiliates	(44,974)	—	—	44,974	—
Changes in operating assets and liabilities, net of the effect of disposals:
Accounts receivable	—	(6,292)	(135)	—	(6,427)
Inventories, prepaid expenses and other current assets	—	(2,649)	(1,057)	—	(3,706)
Accounts payable and other current liabilities	1,654	11,677	(806)	—	12,525

Net cash provided by (used in) operating activities	(53,504)	120,398	6,652	3,559	77,105

Cash flows from investing activities
Purchases of property and equipment	—	(38,061)	(9,564)	—	(47,625)
Purchase of real estate	—	(55,338)	—	—	(55,338)
Proceeds from sale of property and equipment	—	148	—	—	148
Change in other assets	—	(4,750)	(627)	—	(5,377)

Net cash used in investing activities	—	(98,001)	(10,191)	—	(108,192)

Cash flows from financing activities
Proceeds from issuance of common stock	222	—	—	—	222
Proceeds from senior bank debt borrowings	190,100	—	—	—	190,100
Payment of debt and capital leases	(161,216)	(390)	(413)	—	(162,019)
Change in intercompany balances with affiliates, net	24,398	(27,880)	7,041	(3,559)	—
Debt financing cost incurred	—	(2,587)	—	—	(2,587)
Distribution of minority interest	—	2,404	(3,089)	—	(685)

Net cash provided by (used in) financing activities	53,504	(28,453)	3,539	(3,559)	25,031

Net decrease in cash and cash equivalents	—	(6,056)	—	—	(6,056)
Cash and cash equivalents at beginning of period	—	6,056	—	—	6,056

Cash and cash equivalents at end of period	$—	$—	$—	$—	$—

IASIS HEALTHCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2001

		Subsidiary
		Guarantors

	Parent	100%	Non-100%		Condensed
	Issuer	Owned	Owned	Eliminations	Consolidated

	(in thousands)
Cash flows from operating activities
Net earnings (loss)	$(34,016)	$31,680	$2,233	$(29,777)	$(29,880)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,705	47,313	2,145	—	53,163
Minority interests	—	441	—	—	441
Gain on sale of property and equipment	—	(314)	—	—	(314)
Provision for asset revaluation and closure costs	—	11,900	—	—	11,900
Reversal of excess loss accrual for discontinued operations	—	(1,000)	—	—	(1,000)
Equity in earnings of affiliates	(33,913)	—	—	33,913	—
Changes in operating assets and liabilities, net of disposals:
Accounts receivable	—	(115)	(2,580)	—	(2,695)
Inventories, prepaid expenses and other current assets	—	3,696	(18)	—	3,678
Accounts payable and other current liabilities	(1,723)	12,540	2,016	—	12,833

Net cash provided by (used in) operating activities	(65,947)	106,141	3,796	4,136	48,126

Cash flows from investing activities
Purchases of property and equipment	—	(34,724)	(4,599)	—	(39,323)
Proceeds from sale of property and equipment	—	3,131	—	—	3,131
Payments for dispositions, net	—	(101)	—	—	(101)
Change in other assets	—	(1,348)	(18)	—	(1,366)

Net cash used in investing activities	—	(33,042)	(4,617)	—	(37,659)

Cash flows from financing activities
Proceeds from issuance of common stock	1,900	—	—	—	1,900
Proceeds from senior bank debt borrowings	141,000	—	—	—	141,000
Payment of debt and capital leases	(148,293)	(696)	—	—	(148,989)
Change in intercompany balances with affiliates, net	71,340	(66,379)	(825)	(4,136)	—
Proceeds from hospital syndications	—	(248)	2,075	—	1,827
Distribution of minority interest	—	280	(429)	—	(149)

Net cash provided by (used in) financing activities	65,947	(67,043)	821	(4,136)	(4,411)

Net increase in cash and cash equivalents	—	6,056	—	—	6,056
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$6,056	$—	$—	$6,056

IASIS HEALTHCARE LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

		Predecessor

	June 30,	September 30,
	2004	2003

	(unaudited)

	(in thousands except share
	amounts)
ASSETS
Current assets:
Cash and cash equivalents	$81,203	$101,070
Accounts receivable, net of allowance for doubtful accounts of $83,116 and $47,028, respectively	171,717	153,183
Inventories	26,063	23,842
Prepaid expenses and other current assets	19,939	16,316
Assets held for sale	—	11,070

Total current assets	298,922	305,481
Property and equipment, net	511,495	435,477
Goodwill	252,204	252,204
Unallocated purchase price	589,610	—
Other assets, net	43,635	36,837

Total assets	$1,695,866	$1,029,999

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$66,366	$54,172
Salaries and benefits payable	27,070	29,842
Accrued interest payable	1,283	20,978
Medical claims payable	47,480	25,767
Other accrued expenses and other current liabilities	26,797	20,529
Current portion of long-term debt and capital lease obligations	7,084	5,903

Total current liabilities	176,080	157,191
Long-term debt and capital lease obligations	907,457	658,531
Other long-term liabilities	29,294	27,795
Minority interest	12,877	10,383
Equity:
Member’s Equity	570,158	—
Preferred stock— $0.01 par value, authorized 5,000,000 shares; no shares issued and outstanding at September 30, 2003	—	—
Common stock— $0.01 par value, authorized 100,000,000 shares; 31,985,029 shares issued and 31,956,113 shares outstanding at September 30, 2003	—	320
Nonvoting common stock— $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding at September 30, 2003	—	—
Additional paid-in capital	—	450,720
Treasury stock, at cost, 16,306,541 shares at September 30, 2003	—	(155,300)
Accumulated deficit	—	(119,641)

Total equity	570,158	176,099

Total liabilities and equity	$1,695,866	$1,029,999

See accompanying notes.

IASIS HEALTHCARE LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

		Predecessor

	June 23, 2004	April 1, 2004	Three Months
	through	through	Ended
	June 30, 2004	June 22, 2004	June 30, 2003

	(in thousands)
Net revenue:
Acute care net revenue	$24,879	$259,283	$239,935
Premium revenue	6,847	64,258	38,864

Total net revenue	31,726	323,541	278,799
Costs and expenses:
Salaries and benefits	9,638	98,978	94,430
Supplies	4,259	43,085	38,824
Medical claims	5,865	52,687	32,112
Other operating expenses	5,319	54,513	52,315
Provision for bad debts	2,531	30,198	22,225
Interest expense, net	1,120	11,903	13,161
Depreciation and amortization	1,677	16,511	13,284
Impairment of assets held for sale	—	—	11,741
Loss on early extinguishment of debt	—	51,852	—
Merger expenses	—	19,750	—

Total costs and expenses	30,409	379,477	278,092
Earnings (loss) before loss on sale of assets, minority interests and income taxes	1,317	(55,936)	707
Loss on sale of assets, net	(8)	(22)	(192)
Minority interests	(122)	(1,074)	(433)

Earnings (loss) before income taxes	1,187	(57,032)	82
Income tax expense	29	167	—

Net earnings (loss)	$1,158	$(57,199)	$82

See accompanying notes.

IASIS HEALTHCARE LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

		Predecessor

	June 23, 2004	October 1, 2003	Nine Months
	through	through	Ended
	June 30, 2004	June 22, 2004	June 30, 2003

		(in thousands)
Net revenue:
Acute care net revenue	$24,879	$794,887	$691,929
Premium revenue	6,847	202,273	113,071

Total net revenue	31,726	997,160	805,000
Costs and expenses:
Salaries and benefits	9,638	308,881	277,382
Supplies	4,259	129,665	112,275
Medical claims	5,865	168,338	94,111
Other operating expenses	5,319	168,806	146,019
Provision for bad debts	2,531	87,466	62,090
Interest expense, net	1,120	39,673	39,609
Depreciation and amortization	1,677	50,490	38,817
Impairment of assets held for sale	—	—	11,741
Loss on early extinguishment of debt	—	51,852	3,900
Merger expenses	—	19,750	—
Write-off of debt issue costs	—	8,850	—

Total costs and expenses	30,409	1,033,771	785,944
Earnings (loss) before gain (loss) on sale of assets, minority interests and income taxes	1,317	(36,611)	19,056
Gain (loss) on sale of assets, net	(8)	3,731	588
Minority interests	(122)	(3,098)	(1,132)

Earnings (loss) before income taxes	1,187	(35,978)	18,512
Income tax expense	29	1,152	—

Net earnings (loss)	$1,158	$(37,130)	$18,512

See accompanying notes.

IASIS HEALTHCARE LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Predecessor

	June 23, 2004	October 1, 2003	Nine Months
	through	through	Ended
	June 30, 2004	June 22, 2004	June 30, 2003

	(in thousands)
Cash flows from operating activities:
Net earnings (loss)	$1,158	$(37,130)	$18,512
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	1,677	50,490	38,817
Minority interests	122	3,098	1,132
Impairment of assets held for sale	—	—	11,741
Loss (gain) on sale of assets	8	(3,731)	(588)
Loss on early extinguishment of debt	—	14,993	3,900
Write-off of debt issue costs	—	8,850	—
Changes in operating assets and liabilities, net of acquisition and disposal:
Accounts receivable	2,284	(8,542)	2,668
Establishment of accounts receivable of recent acquisition	—	(11,325)	—
Inventories, prepaid expenses and other current assets	724	(5,656)	(3,041)
Accounts payable and other accrued liabilities	(5,756)	6,991	(2,261)

Net cash provided by operating activities	217	18,038	70,880

Cash flows from investing activities:
Purchase of property and equipment	(2,947)	(82,265)	(59,201)
Cash paid for acquisition	—	(23,032)	—
Proceeds from sale of assets	—	14,928	3,205
Change in other assets	56	(1,650)	(1,352)

Net cash used in investing activities	(2,891)	(92,019)	(57,348)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	—	529,000	2
Proceeds from debt borrowings	—	900,000	589,600
Cash paid to security holders	—	(677,780)	—
Payment of merger costs incurred by members of IASIS Investment LLC	—	(10,800)	—
Payment of debt and capital leases	(66)	(651,371)	(514,976)
Debt financing costs incurred	—	(31,469)	(14,377)
Distribution of minority interests	—	(2,510)	(578)
Proceeds from hospital syndications	—	1,784	1,288

Net cash provided by (used in) financing activities	(66)	56,854	60,959

Increase (decrease) in cash and cash equivalents	(2,740)	(17,127)	74,491
Cash and cash equivalents at beginning of period	83,943	101,070	—

Cash and cash equivalents at end of period	$81,203	$83,943	$74,491

Supplemental disclosure of cash flow information:
Cash paid for interest	$377	$62,069	$44,151

Cash paid (refund received) for income taxes, net	$—	$(105)	$11

Supplemental schedule of noncash investing and financing activities:
Capital lease obligations incurred to acquire equipment	$—	$1,542	$6,576

Property and equipment in accounts payable	$13,619	$13,165	$—

Stock contribution received	$—	$40,000	$—

See accompanying notes.

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of Presentation

      IASIS Healthcare Corporation (“IAS” or the “Predecessor”) entered into a definitive merger agreement dated as of May 4, 2004 (the “Merger Agreement”) pursuant to which an investor group led by Texas Pacific Group acquired IAS through a merger on June 22, 2004 (the “Merger”).

      In order to consummate the Merger, the investor group established IASIS Investment LLC, a Delaware limited liability company (“IASIS Investment”), and capitalized it with cash and shares of IAS’s common stock. The cash contributed by the investor group was contributed by IASIS Investment to a wholly owned subsidiary of IASIS Investment, which merged with and into IAS. In the Merger, IAS issued shares of common and preferred stock to IASIS Investment, which became the sole stockholder of IAS after giving effect to the Merger.

      Prior to the Merger, IAS contributed substantially all of its assets and liabilities to IASIS Healthcare LLC, a newly formed Delaware limited liability company (“IASIS LLC”), in exchange for all of the equity interests in IASIS LLC. As a result, IAS is a holding company and IAS’s operations are conducted by IASIS LLC and its subsidiaries. References herein to the “Company” are to IASIS LLC and its subsidiaries and, unless indicated otherwise or the context requires, include the Predecessor.

      For a discussion of the Merger and related financing transactions, see Notes 3 and 4 to these financial statements. The Merger, the related financing transactions and the use of the proceeds from the financing transactions are referred to herein as the “Transactions.”

      The accompanying unaudited condensed consolidated financial statements as of the dates and for all periods prior to June 23, 2004 reflect the financial position, results of operations and cash flows of the Predecessor. The unaudited condensed consolidated financial statements as of the dates and for the periods on and after June 23, 2004, reflect the financial position, results of operations and cash flows of IASIS LLC.

      The Merger has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Because of this accounting treatment the unaudited condensed consolidated financial statements of IASIS LLC reflect a step-up in basis.

      The unaudited condensed consolidated financial statements include the accounts of the Company and all subsidiaries and entities under common control of the Company and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. The condensed consolidated balance sheet of IAS at September 30, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in IAS’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

      In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated financial statements and notes. Actual results could differ from those estimates.

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      IASIS LLC owns and operates medium-sized acute care hospitals in high-growth urban and suburban markets. At June 30, 2004, the Company owned or leased 15 acute care hospitals and one behavioral health hospital, with a total of 2,257 beds in service, located in five regions:

•	Salt Lake City, Utah;

•	Phoenix, Arizona;

•	Tampa-St. Petersburg, Florida;

•	Las Vegas, Nevada; and

•	four cities in Texas, including San Antonio.

      The Company also has an ownership interest in three ambulatory surgery centers and owns and operates a Medicaid managed health plan in Phoenix called Health Choice Arizona, Inc. (“Health Choice” or the “Plan”), serving over 93,000 members at June 30, 2004.

2.     Recently Issued Accounting Pronouncements

      In December 2003, the Financial Accounting Standards Board (“FASB”) issued Revised Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”), which requires the consolidation of variable interest entities. FIN 46R was applicable to financial statements of companies that had interests in “special purpose entities” during the calendar year 2003. Effective as of the Company’s second fiscal quarter of 2004, FIN 46R is applicable to financial statements of companies that have interests in all other types of entities. The adoption of FIN 46R did not have a material effect on the Company’s results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Most provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS 149 did not have a material effect on the Company’s financial statements. The Company held no derivative instruments as of June 30, 2004.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on the Company’s financial position or results of operations.

3.     The Transactions

The Merger

      Pursuant to the Merger Agreement, an investor group led by Texas Pacific Group acquired IAS on June 22, 2004. In the Merger, IAS’s security holders received, in the aggregate, $738.0 million less the amount of certain expenses and other adjustments. In addition, approximately $647.6 million of existing

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indebtedness was refinanced in connection with the Merger. The total transaction value, including tender premiums, consent fees and other fees and expenses, was approximately $1.5 billion.

      In order to consummate the Merger, the investor group established IASIS Investment and capitalized it with $544.0 million in cash and a contribution of shares of IAS’s common stock valued at $40.0 million. The cash contributed by the investor group was contributed by IASIS Investment to a wholly owned subsidiary of IASIS Investment, which merged with and into IAS. Prior to the Merger, IAS contributed substantially all of its assets and liabilities to IASIS LLC in exchange for all of the equity interests in IASIS LLC. As a result, IAS is a holding company, IASIS LLC is a wholly-owned subsidiary of IAS, and IAS’s operations are conducted by IASIS LLC.

      The following capitalization and financing transactions occurred in connection with the Merger:

•	a cash investment made by the investor group totaling $544.0 million in cash;

•	a contribution of shares of IAS common stock of $40.0 million;

•	the execution of an amended and restated credit agreement governing new senior secured credit facilities providing for a $425.0 million term loan, drawn at closing, and a $250.0 million revolving credit facility for working capital and general corporate purposes, which was not drawn at closing as discussed below; and

•	the issuance and sale of $475.0 million in aggregate principal amount of the 8 3/4% notes, as discussed below.

      The proceeds from the financing transactions were used to:

•	pay all amounts due to the security holders of IAS under the terms of the Merger Agreement;

•	repay all outstanding indebtedness under IAS’s existing senior secured credit facilities;

•	repurchase IAS’s 13% notes and 8 1/2% notes, as discussed below, and pay the related tender premiums and consent fees, pursuant to a tender offer and consent solicitation by IAS; and

•	pay the fees and expenses related to the Merger and the related financing transactions.

      In connection with the Transactions, the Company incurred a loss on early extinguishment of debt of $51.9 million, which includes tender premiums and consent fees totaling $36.9 million and the write-off of deferred financing costs of $15.0 million. In addition, the Company incurred $19.8 million in merger related expenses, which include legal and advisory costs and special bonus compensation to management of IAS. The Company also paid a sponsor fee of $15 million to the investor group, which was recorded as a reduction of the equity investment received from them.

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.     Long-Term Debt and Capital Lease Obligations

      Long-term debt and capital lease obligations consist of the following (in thousands):

		Predecessor

	June 30,	September 30,
	2004	2003

Bank facilities	$425,000	$322,875
Senior subordinated notes	478,500	330,000
Capital lease obligations and other	11,041	11,559

	914,541	664,434
Less current maturities	7,084	5,903

	$907,457	$658,531

Senior Secured Credit Facilities

      On February 7, 2003, IAS completed the refinancing of its bank credit facility to provide for a $475.0 million credit facility in the form of a $350.0 million, six year term B loan and a $125.0 million, five year revolving credit facility (the “2003 credit facility”). Effective June 6, 2003, the 2003 credit facility was amended to allow for the issuance of IAS’s 8 1/2% senior subordinated notes, as discussed below. Proceeds from the 2003 credit facility were used to refinance amounts outstanding under the Company’s former credit facility and to fund closing and other transaction related costs of $10.6 million incurred in connection with the refinancing. Amounts outstanding under the 2003 credit facility were repaid with proceeds from the Transactions as discussed in Note 3.

      As part of the Transactions, the Company entered into an amended and restated senior credit agreement with various lenders and Bank of America, N.A., as administrative agent, and repaid all outstanding indebtedness under the 2003 credit facility.

      The new senior secured credit facilities consist of a new senior secured term loan of $425.0 million (the “Term Facility”) and a new senior secured revolving credit facility of $250.0 million (the “Revolving Facility”). The Term Facility has a maturity of seven years, with principal due in 24 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Facility during the first six years thereof, with the balance payable in four equal installments in year seven. Unless terminated earlier, the Revolving Facility has a single maturity of six years. The new senior secured credit facilities are also subject to mandatory prepayment under specific circumstances, including a portion of excess cash flow, a portion of the net proceeds from an initial public offering, asset sales, debt issuances and specified casualty events, each subject to various exceptions.

      The term loans under the Term Facility bear interest at a rate equal to LIBOR plus 2.25% per annum or at our option, the base rate plus 1.25% per annum. The loans under the Revolving Facility initially bear interest at a rate equal to LIBOR plus 2.50% per annum or at our option, the base rate plus 1.50% per annum, and, beginning after December 31, 2004, may decline by as much as 0.50% if certain leverage ratios are met. A commitment fee equal to 0.50% per annum times the daily average undrawn portion of the Revolving Facility will accrue and will be payable quarterly in arrears.

      All of the obligations under the new senior secured credit facilities are guaranteed by IAS and the Company’s existing and subsequently acquired or organized domestic subsidiaries (except Health Choice and Biltmore Surgery Center Limited Partnership).

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The new senior secured credit facilities are secured by first priority security interests in substantially all assets of the Company and the guarantors thereunder. In addition, the new senior secured credit facilities are secured by a first priority security interest in 100% of the common interests of the Company and 100% of the capital stock of each of the Company’s present and future domestic subsidiaries to the extent owned by the Company or a guarantor, and all intercompany debt owed to the Company or any guarantor.

      The new senior secured credit facilities contain a number of covenants that, among other things, limit the Company’s ability and the ability of its subsidiaries to (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur guarantee obligations; (iv) repay other indebtedness; (v) pay certain restricted payments and dividends; (vi) create liens on assets or prohibit liens securing the new senior secured credit facilities; (vii) make investments, loans or advances; (viii) restrict distributions to the Company; (ix) make certain acquisitions; (x) engage in mergers or consolidations; (xi) enter into sale and leaseback transactions; (xii) engage in certain transactions with subsidiaries and affiliates; or (xiii) amend the terms of the 8 3/4% notes, and otherwise restrict corporate activities. In addition, under the new senior secured credit facilities, the Company is required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio and maximum capital expenditures.

13% Senior Subordinated Notes and 8 1/2% Senior Subordinated Notes

      On October 13, 1999, IAS issued $230.0 million of 13% senior subordinated notes due 2009. On May 25, 2000, IAS exchanged all of its outstanding 13% senior subordinated notes due 2009 for 13% senior subordinated exchange notes due 2009 registered under the Securities Act of 1933, as amended (the “13% notes”). Terms and conditions of the exchange offer were as set forth in the registration statement on Form S-4 filed with the Securities and Exchange Commission that became effective on April 17, 2000.

      On June 6, 2003, IAS issued $100.0 million of 8 1/2% senior subordinated notes due 2009. On August 14, 2003, IAS exchanged all of its outstanding 8 1/2% senior subordinated notes due 2009 for 8 1/2% senior subordinated notes due 2009 registered under the Securities Act of 1933, as amended (the “8 1/2% notes”). Terms and conditions of the exchange offer were as set forth in the registration statement on Form S-4 filed with the Securities and Exchange Commission that became effective on July 16, 2003.

      In connection with the Transactions, on May 6, 2004, IAS commenced a cash tender offer to purchase any and all of the 13% notes and the 8 1/2% notes. IAS also commenced a solicitation of consents to proposed amendments to the indentures governing the notes that would amend or eliminate substantially all of the restrictive covenants contained in the indentures. As of the consent payment deadline, holders of approximately 98.5% of the outstanding principal amount of the 13% notes and 100% of the outstanding principal amount of the 8 1/2% notes had tendered their notes and consented to the applicable proposed amendments. IAS executed supplemental indentures implementing the proposed amendments shortly thereafter, thereby terminating withdrawal rights for tendering holders. The proposed amendments became operative when IAS accepted for purchase and paid for tendered notes. Holders of approximately $3.5 million of the 13% notes did not tender their notes.

8 3/4% Senior Subordinated Notes

      In connection with the Transactions, on June 22, 2004, the Company and IASIS Capital Corporation, a wholly owned subsidiary of IASIS LLC formed solely for the purpose of serving as a co-issuer (“IASIS Capital”) (IASIS LLC and IASIS Capital referred to collectively as the “Issuers”), issued $475.0 million aggregate principal amount of 8 3/4% senior subordinated notes due 2014 (the “8 3/4% notes”).

      The 8 3/4% notes are general unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt of the Company. The Company’s existing domestic

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsidiaries, other than non-guarantor subsidiaries which include Health Choice and the Company’s non-wholly owned subsidiaries, are guarantors of the 8 3/4% notes. The 8 3/4% notes are effectively subordinated to all of the Issuers’ and the guarantors’ secured debt to the extent of the value of the assets securing the debt and are structurally subordinated to all liabilities and commitments (including trade payables and lease obligations) of the Company’s subsidiaries that are not guarantors of the 8 3/4% notes.

      On July 14, 2004, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission, pursuant to which the Company will offer to exchange all of the outstanding 8 3/4% notes and guarantees for an equal principal amount of 8 3/4% senior subordinated notes due 2014 (the “exchange notes”) and guarantees (the “exchange guarantees”) that are registered under the Securities Act of 1933, as amended. The terms of the exchange notes and exchange guarantees will be identical to those of the outstanding 8 3/4% notes and guarantees except that the exchange notes and exchange guarantees will be registered under the Securities Act and will not be subject to restrictions on transfer. The Company is undertaking the exchange offer to satisfy certain obligations under the registration rights agreement among the Issuers, the guarantors and the initial purchasers of the outstanding 8 3/4% notes. Outstanding 8 3/4% notes that are not tendered in the exchange offer will remain outstanding and retain their rights under the indenture, but they will not retain any rights under the registration rights agreement. The Company will commence the exchange offer at such time as the registration statement is declared effective by the Securities and Exchange Commission. The exchange offer will remain open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the outstanding 8 3/4% notes. Under the terms of the registration rights agreement, the Company must use its commercially reasonable efforts to cause the exchange offer to be consummated on or before the date that is 30 business days after the registration statement has become effective, or longer, if required by the federal securities laws.

5.     Acquisitions and Dispositions

Acquisition of IASIS Healthcare Corporation

      As previously discussed in Note 3, the Predecessor entered into the Merger Agreement dated as of May 4, 2004, pursuant to which an investor group led by Texas Pacific Group acquired IAS through the Merger on June 22, 2004.

      The Merger has been accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. The allocation of the Merger purchase price is based on preliminary estimates of the fair value of the assets acquired and liabilities assumed. The preliminary purchase price allocation is subject to the Company obtaining a final valuation prepared by an independent appraiser. The preliminary purchase price for IAS, including direct transaction costs, equaled $1.5 billion, of which $589.6 million remains in unallocated purchase price on the Company’s June 30, 2004 balance sheet. The Company expects a significant portion of the unallocated purchase to ultimately be allocated to goodwill.

Acquisition of North Vista Hospital

      Effective as of February 1, 2004, the Predecessor, through a wholly-owned subsidiary, acquired substantially all of the assets of North Vista Hospital (formerly known as Lake Mead Hospital Medical Center) in Las Vegas, Nevada (“North Vista”). The Predecessor acquired the 198-bed hospital from a subsidiary of Tenet Healthcare Corporation (“Tenet”). The purchase price was $25.0 million. The purchase price allocation will be adjusted subsequent to a working capital settlement with the seller and the Company finalizing its estimate of the value of the property and equipment acquired. The net consideration paid, after working capital adjustments and including direct transaction costs, was $23.0 million, which was funded with cash on hand. The Tenet subsidiary retained the accounts receivable related to the operation of the hospital

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

prior to the acquisition. In addition, the Tenet subsidiary agreed to indemnify the purchaser for all liabilities related to the operation of the hospital prior to closing, other than the assumed liabilities. The subsidiary’s indemnification obligations are guaranteed by Tenet. The results of the operations of North Vista are included in the accompanying condensed consolidated statements of operations for the nine months ended June 30, 2004 from the effective date of the acquisition.

Pro Forma Results

      The following table shows the unaudited pro forma results of consolidated operations of the Predecessor as if the North Vista acquisition and the Transactions (as previously described in Note 3) had occurred at the beginning of the period presented, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based upon their fair values, changes in net interest expense resulting from changes to consolidated debt and invested cash and changes in income taxes (in millions):

	Predecessor

	April 1, 2004	Three Months
	Through June 22,	Ended June 30,
	2004	2003

Net revenue	$323	$302
Earnings (loss) before income taxes	12	(3)
Income tax expense	—	—
Net earnings (loss)	$12	$(3)

	Predecessor

	October 1, 2003	Nine Months
	Through June 22,	Ended June 30,
	2004	2003

Net revenue	$1,036	$875
Earnings (loss) before income taxes	13	(6)
Income tax expense	1	—
Net earnings (loss)	$12	$(6)

      Pro forma earnings (loss) amounts above include the following:

•	results for the nine months ended June 30, 2003 and the period October 1, 2003 through June 22, 2004 include impairment charges of $14.2 million and $16.9 million, respectively, recorded by North Vista prior to the Company’s ownership to write down the value of assets held for sale.

•	results for the period October 1, 2003 through June 22, 2004 include a charge of $8.9 million to record the write-off of debt issue costs related to an amendment of the Company’s previous senior credit facility.

•	results for periods April 1, 2004 through June 22, 2004 and October 1, 2003 through June 22, 2004 exclude the loss on the early extinguishment of debt totaling $51.9 million and merger expenses of $19.8 million. Both charges resulted directly from the Transactions and are excluded because such amounts will not have a continuing impact on the Company.

•	results for the three and nine months ended June 30, 2003 include an impairment charge of $11.7 million recorded by the Company to write down the value of the Rocky Mountain Medical Center property to its estimated realizable value.

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sale of Rocky Mountain Medical Center

      On February 13, 2004, the Predecessor closed the sale of its Rocky Mountain Medical Center property in Salt Lake City, Utah. The approximately 23.5-acre property, as well as certain associated equipment, fixtures and other personal property, were acquired by the Board of Education of the Granite School District (of Salt Lake County) for approximately $15.2 million. Rocky Mountain Medical Center was a hospital owned by the Predecessor that ceased operations in June 2001. The Company recorded a gain on the sale of the property during the nine months ended June 30, 2004 of approximately $3.6 million.

6.     Stock Benefit Plans

      IAS from time to time grants stock options for a fixed number of common shares and/or preferred shares to employees. SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. IAS has chosen to account for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, uses the intrinsic method to value options and recognizes no compensation expense for the stock option grants when the exercise price of the options equals, or is greater than, the market value of the underlying stock on the date of grant.

      Pro forma information regarding interim net earnings is required by SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, and has been determined as if IAS had accounted for its employee stock options under the fair value method. IASIS LLC has no stock option plan or outstanding stock options, thus no pro forma compensation expense is presented for periods on or after June 23, 2004. If IAS had measured compensation cost for the stock options granted under the fair value based method prescribed by SFAS No. 123, IAS’s net earnings (loss) would have been the pro forma amounts set forth below (in thousands):

	Predecessor

	April 1, 2004	Three Months
	Through June 22,	Ended June 30,
	2004	2003

Net earnings (loss), as reported	$(57,199)	$82
Less: stock-based compensation expense determined under fair value based method	343	386

Pro forma net loss	$(57,542)	$(304)

	Predecessor

	October 1, 2004	Nine Months
	Through June 22,	Ended June 30,
	2004	2003

Net earnings (loss), as reported	$(37,130)	$18,512
Less: stock-based compensation expense determined under fair value based method	1,097	1,132

Pro forma net earnings (loss)	$(38,227)	$17,380

      The effect of applying SFAS No. 123 for providing pro forma disclosure is not likely to be representative of the effect on reported net earnings for future years.

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.     Contingencies

Net Revenue

      The calculation of appropriate payments from the Medicare and Medicaid programs as well as terms governing agreements with other third party payors are complex and subject to interpretation. Final determination of amounts earned under the Medicare and Medicaid programs often occurs subsequent to the year in which services are rendered because of audits by the programs, rights of appeal and the application of numerous technical provisions. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. In the opinion of management, adequate provision has been made for adjustments that may result from such routine audits and appeals.

Professional, General and Workers Compensation Liability Risks

      The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment and personal injuries. To cover these types of claims, the Company maintains general liability and professional liability insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that the Company believes to be sufficient for its operations, although, potentially, some claims may exceed the scope of coverage in effect. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. The Company is currently not a party to any such proceedings that, in the Company’s opinion, would have a material adverse effect on the Company’s business, financial condition or results of operations. The Company expenses an estimate of the costs it expects to incur under the self-insured retention exposure for general and professional liability claims using historical claims data, demographic factors, severity factors, current incident logs and other actuarial analysis. As of June 30, 2004 and September 30, 2003, the Company’s professional and general liability accrual for asserted and unasserted claims was approximately $26.3 million and $24.3 million, respectively, which is included within other long-term liabilities in the accompanying condensed consolidated balance sheets.

      The Company is subject to claims and legal actions in the ordinary course of business relative to workers compensation and other labor and employment matters. To cover these types of claims, the Company maintains workers compensation insurance coverage with a self-insured retention. The Company accrues costs of workers compensation claims based upon estimates derived from its claims experience.

Health Choice

      Health Choice has entered into a capitated contract whereby the Plan provides healthcare services in exchange for fixed periodic and supplemental payments from the Arizona Health Care Cost Containment System (“AHCCCS”). These services are provided regardless of the actual costs incurred to provide these services. The Company receives reinsurance and other supplemental payments from AHCCCS to cover certain costs of healthcare services that exceed certain thresholds. The Company believes the capitated payments, together with reinsurance and other supplemental payments are sufficient to pay for the services Health Choice is obligated to deliver. As of June 30, 2004, the Company has provided a performance guaranty in the form of a letter of credit in the amount of $20.6 million for the benefit of AHCCCS to support its obligations under the Health Choice contract to provide and pay for the healthcare services. Additionally, Health Choice maintains a cash balance of $5.0 million and an intercompany demand note with the Company. The amount of the performance guaranty is based in part upon the membership in the Plan and the related capitation revenue paid to Health Choice.

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Expenditure Commitments

      The Company is expanding and renovating some of its facilities to permit additional patient volume and to provide a greater variety of services. At June 30, 2004, the Company had various construction and other projects in progress with an estimated additional cost to complete and equip of approximately $95.8 million.

Acquisitions

      The Company may choose to acquire businesses with prior operating histories. If acquired, such companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company has policies designed to conform business practices to its policies following the completion of any acquisitions, there can be no assurance that the Company will not become liable for previous activities of prior owners that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally would seek to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Other

      The Company has been advised that its hospital in San Antonio, Texas, Southwest General Hospital, is a subject of an investigation relating to the provision of hyperbaric oxygen therapy services. In a letter dated February 11, 2003, the U.S. Attorney for the Western District of Texas stated that the investigation relates to certain billing practices for these services since 1998. The Company is cooperating with the U.S. Attorney’s office with respect to this investigation. Based on information currently available, the Company believes the investigation relates primarily to the period when Tenet owned the hospital. Although the Company is unable to predict the outcome of this investigation, management does not currently believe it will have a material adverse effect on the Company’s business, financial condition or results of operations.

      Tenet and its affiliates are defendants in a civil action brought on January 9, 2003 in the U.S. District Court for the Central District of California by the United States for the improper assignment of diagnostic codes and submitting false claims to Medicare. The litigation stems from an investigation by the U.S. Department of Justice, in conjunction with the Office of Inspector General, of certain hospital billings to Medicare for inpatient stays reimbursed pursuant to diagnosis related groups 79 (pneumonia), 415 (operating room procedure for infectious and parasitic diseases), 416 (septicemia) and 475 (respiratory system diagnosis with mechanical ventilator). Although hospitals that IAS acquired from Tenet are referenced in the complaint, all of the actions complained of occurred prior to December 31, l998 and thus before the hospitals’ acquisition by IAS. IAS has informed Tenet that IAS has no obligation or liability for any of the matters described in the complaint and that IAS is entitled to indemnification if any damages or relief were to be sought against IAS in connection with the proceeding. Tenet has accepted service of process on behalf of these hospitals and has agreed to indemnify IAS.

      The Company believes it is in material compliance with all applicable laws and regulations. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action, including fines, penalties and exclusion from the Medicare and Medicaid programs.

8.     Segment and Geographic Information

      The Company’s acute care hospitals and related healthcare businesses are similar in their activities and the economic environments in which they operate (i.e., urban and suburban markets). Accordingly, the

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s reportable operating segments consist of (1) acute care hospitals and related healthcare businesses, collectively, and (2) its Medicaid managed health plan, Health Choice. The following is a financial summary by business segment for the periods indicated:

	For the Period June 23, 2004 through June 30, 2004

	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$24,879	$—	$—	$24,879
Premium revenue	—	6,847	—	6,847
Revenue between segments	124	—	(124)	—

Net revenue	25,003	6,847	(124)	31,726
Salaries and benefits	9,400	238	—	9,638
Supplies	4,253	6	—	4,259
Medical claims	—	5,989	(124)	5,865
Other operating expenses	5,097	222	—	5,319
Provision for bad debts	2,531	—	—	2,531

Adjusted EBITDA(1)	3,722	392	—	4,114
Interest expense, net	1,120	—	—	1,120
Depreciation and amortization	1,673	4	—	1,677

Earnings (loss) before loss on sale of assets, minority interests and income taxes	$929	$388	$—	$1,317
Loss on sale of assets, net	(8)	—	—	(8)
Minority interests	(122)	—	—	(122)

Earnings (loss) before income taxes	$799	$388	$—	$1,187

Segment assets	$1,685,399	$10,467		$1,695,866

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the Period April 1, 2004 through June 22, 2004

Predecessor	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$259,283	$—	$—	$259,283
Premium revenue	—	64,258	—	64,258
Revenue between segments	2,717	—	(2,717)	—

Net revenue	262,000	64,258	(2,717)	323,541
Salaries and benefits	96,706	2,272	—	98,978
Supplies	43,029	56	—	43,085
Medical claims	—	55,404	(2,717)	52,687
Other operating expenses	52,195	2,318	—	54,513
Provision for bad debts	30,198	—	—	30,198

Adjusted EBITDA(1)	39,872	4,208	—	44,080
Interest expense, net	11,903	—	—	11,903
Depreciation and amortization	16,467	44	—	16,511
Loss on early extinguishment of debt	51,852	—	—	51,852
Merger expenses	19,750	—	—	19,750

Earnings (loss) before loss on sale of assets, minority interests and taxes	$(60,100)	$4,164	$—	$(55,936)
Loss on sale of assets, net	(22)	—	—	(22)
Minority interests	(1,074)	—	—	(1,074)

Earnings before income taxes	$(61,196)	$4,164	$—	$(57,032)

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the Three Months Ended June 30, 2003

Predecessor	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$239,935	$—	$—	$239,935
Premium revenue	—	38,864	—	38,864
Revenue between segments	1,939	—	(1,939)	—

Net revenue	241,874	38,864	(1,939)	278,799
Salaries and benefits	92,734	1,696	—	94,430
Supplies	38,795	29	—	38,824
Medical claims	—	34,051	(1,939)	32,112
Other operating expenses	51,510	805	—	52,315
Provision for bad debts	22,225	—	—	22,225

Adjusted EBITDA(1)	36,610	2,283	—	38,893
Interest expense, net	13,161	—	—	13,161
Depreciation and amortization	13,259	25	—	13,284
Impairment of assets held for sale	11,741	—	—	11,741

Earnings (loss) before loss on sale, minority interests and taxes	$(1,551)	$2,258	$—	$707
Loss on sale of assets, net	(192)	—	—	(192)
Minority interests	(433)	—	—	(433)

Earnings (loss) before income taxes	$(2,176)	$2,258	$—	$82

Segment assets	$992,039	$3,626		$995,665

(1)	Adjusted EBITDA represents net earnings (loss) before interest expense, income taxes, depreciation and amortization, loss on early extinguishment of debt, impairment of assets held for sale, merger expenses, loss on sale of assets, and minority interests. Merger expenses include legal and advisory expenses and special bonus compensation of the Predecessor incurred in connection with the acquisition of IAS by the investor group led by Texas Pacific Group. Management routinely calculates and communicates adjusted EBITDA and believes that it is useful to investors because it is commonly used as an analytical indicator within the healthcare industry to evaluate hospital performance, allocate resources and measure leverage capacity and debt service ability. In addition, the Company uses adjusted EBITDA as a measure of performance for its business segments and for incentive compensation purposes. Adjusted EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles (GAAP), and the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the Period June 23, 2004 through June 30, 2004

	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$24,879	$—	$—	$24,879
Premium revenue	—	6,847	—	6,847
Revenue between segments	124	—	(124)	—

Net revenue	25,003	6,847	(124)	31,726
Salaries and benefits	9,400	238	—	9,638
Supplies	4,253	6	—	4,259
Medical claims	—	5,989	(124)	5,865
Other operating expenses	5,097	222	—	5,319
Provision for bad debts	2,531	—	—	2,531

Adjusted EBITDA(1)	3,722	392	—	4,114
Interest expense, net	1,120	—	—	1,120
Depreciation and amortization	1,673	4	—	1,677

Earnings (loss) before loss on sale of assets, minority interests and income taxes	$929	$388	$—	$1,317
Loss on sale of assets, net	(8)	—	—	(8)
Minority interests	(122)	—	—	(122)

Earnings (loss) before income taxes	$799	$388	$—	$1,187

Segment assets	$1,685,399	$10,467		$1,695,866

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the Period October 1, 2003 through June 22, 2004

Predecessor	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$794,887	$—	$—	$794,887
Premium revenue	—	202,273	—	202,273
Revenue between segments	8,031	—	(8,031)	—

Net revenue	802,918	202,273	(8,031)	997,160
Salaries and benefits	302,095	6,786	—	308,881
Supplies	129,518	147	—	129,665
Medical claims	—	176,369	(8,031)	168,338
Other operating expenses	161,228	7,578	—	168,806
Provision for bad debts	87,466	—	—	87,466

Adjusted EBITDA(1)	122,611	11,393	—	134,004
Interest expense, net	39,673	—	—	39,673
Depreciation and amortization	50,360	130	—	50,490
Loss on early extinguishment of debt	51,852	—	—	51,852
Merger expenses	19,750	—	—	19,750
Write-off of debt issue costs	8,850	—	—	8,850

Earnings before gain on sale of assets, minority interests and taxes	$(47,874)	$11,263	$—	$(36,611)
Gain on sale of assets, net	3,731	—	—	3,731
Minority interests	(3,098)	—	—	(3,098)

Earnings before income taxes	$(47,241)	$11,263	$—	$(35,978)

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the Nine Months Ended June 30, 2003

Predecessor	Acute Care	Health Choice	Eliminations	Consolidated

Net acute care revenue	$691,929	$—	$—	$691,929
Premium revenue	—	113,071	—	113,071
Revenue between segments	5,472	—	(5,472)	—

Net revenue	697,401	113,071	(5,472)	805,000
Salaries and benefits	272,472	4,910	—	277,382
Supplies	112,019	256	—	112,275
Medical claims	—	99,583	(5,472)	94,111
Other operating expenses	143,923	2,096	—	146,019
Provision for bad debts	62,090	—	—	62,090

Adjusted EBITDA(1)	106,897	6,226	—	113,123
Interest expense, net	39,609	—	—	39,609
Depreciation and amortization	38,730	87	—	38,817
Impairment of assets held for sale	11,741	—	—	11,741
Loss on early extinguishment of debt	3,900	—	—	3,900

Earnings before gain on sale of assets, minority interests and taxes	$12,917	$6,139	$—	$19,056
Gain on sale of assets, net	588	—	—	588
Minority interests	(1,132)	—	—	(1,132)

Earnings before income taxes	$12,373	$6,139	$—	$18,512

Segment assets	$992,039	$3,626		$995,665

(1)	Adjusted EBITDA represents net earnings (loss) before interest expense, income taxes, depreciation and amortization, loss on early extinguishment of debt, write-off of debt issue costs, impairment of assets held for sale, merger expenses, gain on sale of assets, and minority interests. Merger expenses include legal and advisory expenses and special bonus compensation of the Predecessor incurred in connection with the acquisition of IAS by the investor group led by Texas Pacific Group. Management routinely calculates and communicates adjusted EBITDA and believes that it is useful to investors because it is commonly used as an analytical indicator within the healthcare industry to evaluate hospital performance, allocate resources and measure leverage capacity and debt service ability. In addition, the Company uses adjusted EBITDA as a measure of performance for its business segments and for incentive compensation purposes. Adjusted EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles (GAAP), and the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

9.     Supplemental Condensed Consolidating Financial Information

      The 8 3/4% notes described in Note 4 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s existing domestic subsidiaries, other than non-guarantor subsidiaries which include Health Choice and the Company’s non-wholly owned subsidiaries.

      Summarized condensed consolidating balance sheets at June 30, 2004 and September 30, 2003, condensed consolidating statements of operations for the three months and nine months ended June 30, 2004 and 2003 and condensed consolidating statements of cash flows for the nine months ended June 30, 2004 and

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2003 for the Company, segregating the parent company issuer, the subsidiary guarantors, the subsidiary non-guarantors and eliminations, are found below.

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)

June 30, 2004

		Subsidiary	Subsidiary		Condensed
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$—	$77,262	$3,941	$—	$81,203
Accounts receivable, net	—	127,819	43,898	—	171,717
Inventories	—	18,239	7,824	—	26,063
Prepaid expenses and other current assets	—	11,823	8,116	—	19,939

Total current assets	—	235,143	63,779		298,922
Property and equipment, net	—	341,054	170,441	—	511,495
Intercompany		(68,627)	68,627	—	—
Net investment in and advances to subsidiaries	565,468	—	—	(565,468)	—
Goodwill	—	208,150	44,054	—	252,204
Unallocated purchase price	589,610	—	—		589,610
Other assets, net	30,374	10,076	3,185	—	43,635

Total assets	$1,185,452	$725,796	$350,086	$(565,468)	$1,695,866

Liabilities and equity
Current liabilities:
Accounts payable	$—	$54,969	$11,397	$—	$66,366
Salaries and benefits payable	—	19,860	7,210	—	27,070
Accrued interest payable	1,283	(839)	839	—	1,283
Medical claims payable	—	—	47,480	—	47,480
Other accrued expenses and other current liabilities	—	25,485	1,312	—	26,797
Current portion of long-term debt and capital lease obligations	4,250	1,646	4,049	(2,861)	7,084

Total current liabilities	5,533	101,121	72,287	(2,861)	176,080
Long-term debt and capital lease obligations	899,250	5,382	133,572	(130,747)	907,457
Other long-term liabilities	—	29,294	—	—	29,294
Minority interest	—	12,877	—	—	12,877

Total liabilities	904,783	148,674	205,859	(133,608)	1,125,708
Member’s equity	280,669	577,122	144,227	(431,860)	570,158

Total liabilities and Member’s equity	$1,185,452	$725,796	$350,086	$(565,468)	$1,695,866

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)

September 30, 2003

		Subsidiary	Subsidiary		Condensed
Predecessor	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$—	$100,784	$286	$—	$101,070
Accounts receivable, net	—	112,682	40,501	—	153,183
Inventories	—	15,898	7,944	—	23,842
Prepaid expenses and other current assets	—	9,620	6,696	—	16,316
Assets held for sale	—	11,070	—	—	11,070

Total current assets	—	250,054	55,427	—	305,481
Property and equipment, net	—	306,029	129,448	—	435,477
Intercompany	—	(103,842)	103,842	—	—
Net investment in and advances to subsidiaries	948,121	—	—	(948,121)	—
Goodwill	—	208,150	44,054	—	252,204
Other assets, net	21,472	11,175	4,190	—	36,837

Total assets	$969,593	$671,566	$336,961	$(948,121)	$1,029,999

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$41,742	$12,430	$—	$54,172
Salaries and benefits payable	—	22,052	7,790	—	29,842
Accrued interest payable	20,978	(889)	889	—	20,978
Medical claims payable	—	—	25,767	—	25,767
Other accrued expenses and other current liabilities	—	17,038	3,491	—	20,529
Current portion of long-term debt and capital lease obligations	3,500	1,426	3,747	(2,770)	5,903

Total current liabilities	24,478	81,369	54,114	(2,770)	157,191
Long-term debt and capital lease obligations	649,375	5,256	159,429	(155,529)	658,531
Other long-term liabilities	—	27,795	—	—	27,795
Minority interest	—	10,383	—	—	10,383

Total liabilities	673,853	124,803	213,543	(158,299)	853,900
Stockholders’ equity	295,740	546,763	123,418	(789,822)	176,099

Total liabilities and stockholders’ equity	$969,593	$671,566	$336,961	$(948,121)	$1,029,999

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Period June 23, 2004 through June 30, 2004 (unaudited)

		Subsidiary	Subsidiary		Condensed
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Net revenue:
Acute care net revenue	$—	$17,344	$7,659	$(124)	$24,879
Premium revenue	—	—	6,847	—	6,847

Total net revenue	—	17,344	14,506	(124)	31,726
Costs and expenses:
Salaries and benefits	—	7,076	2,562	—	9,638
Supplies	—	3,232	1,027	—	4,259
Medical claims	—	—	5,988	(123)	5,865
Other operating expenses	—	3,888	1,431	—	5,319
Provision for bad debts	—	1,954	577	—	2,531
Interest expense, net	1,443	(323)	128	(128)	1,120
Depreciation and amortization	46	1,315	316	—	1,677
Management fees	(170)	—	170	—	—
Equity in earnings of affiliates	(2,379)	—	—	2,379	—

Total costs and expenses	(1,060)	17,142	12,199	2,128	30,409
Earnings (loss) before loss on sale of assets, minority interests and income taxes	1,060	202	2,307	(2,252)	1,317
Loss on sale of assets, net	—	(8)	—	—	(8)
Minority interests	—	(122)	—	—	(122)

Earnings (loss) before income taxes	1,060	72	2,307	(2,252)	1,187
Income tax expense	29	—	—	—	29

Net earnings (loss)	$1,031	$72	$2,307	$(2,252)	$1,158

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (continued)

	For the Period April 1, 2004 through June 22, 2004 (unaudited)

		Subsidiary	Subsidiary		Condensed
Predecessor	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Net revenue:
Acute care net revenue	$—	$184,516	$77,484	$(2,717)	$259,283
Premium revenue	—	—	64,258	—	64,258

Total net revenue	—	184,516	141,742	(2,717)	323,541
Costs and expenses:
Salaries and benefits	—	72,871	26,107	—	98,978
Supplies	—	33,344	9,741	—	43,085
Medical claims	—	—	55,404	(2,717)	52,687
Other operating expenses	—	39,929	14,584	—	54,513
Provision for bad debts	—	23,517	6,681	—	30,198
Interest expense, net	12,009	(106)	2,461	(2,461)	11,903
Depreciation and amortization	507	12,766	3,238	—	16,511
Loss on early extinguishment of debt	51,852	—	—	—	51,852
Merger expenses	19,750	—	—	—	19,750
Management fees	(1,729)	—	1,729	—	—
Equity in earnings of affiliates	(22,896)	—	—	22,896	—

Total costs and expenses	59,493	182,321	119,945	17,718	379,477
Earnings (loss) before loss on sale of assets, minority interests and income taxes	(59,493)	2,195	21,797	(20,435)	(55,936)
Loss on sale of assets, net		(22)	—	—	(22)
Minority interests	—	(1,074)	—	—	(1,074)

Earnings (loss) before income taxes	(59,493)	1,099	21,797	(20,435)	(57,032)
Income tax expense	167	—	—	—	167

Net earnings (loss)	$(59,660)	$1,099	$21,797	$(20,435)	$(57,199)

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Three Months Ended June 30, 2003

		Subsidiary	Subsidiary		Condensed
Predecessor	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Net revenue:
Acute care net revenue	$—	$164,846	$77,028	$(1,939)	$239,935
Premium revenue	—	—	38,864	—	38,864

Total net revenue	—	164,846	115,892	(1,939)	278,799
Costs and expenses:	—
Salaries and benefits	—	67,442	26,988	—	94,430
Supplies	—	28,311	10,513	—	38,824
Medical claims	—	—	34,051	(1,939)	32,112
Other operating expenses	—	38,174	14,141	—	52,315
Provision for bad debts	—	15,716	6,509	—	22,225
Interest expense, net	13,482	(321)	6,827	(6,827)	13,161
Depreciation and amortization	897	8,976	3,411	—	13,284
Impairment of assets held for sale	—	11,741	—	—	11,741
Management fees	(2,843)	—	2,843	—	—
Equity in earnings of affiliates	(4,792)	—	—	4,792	—

Total costs and expenses	6,744	170,039	105,283	(3,974)	278,092
Earnings (loss) before loss on sale of assets, minority interests and income taxes	(6,744)	(5,193)	10,609	2,035	707
Loss on sale of assets, net	—	(192)	—	—	(192)
Minority interests	—	(433)	—	—	(433)

Earnings (loss) before income taxes	(6,744)	(5,818)	10,609	2,035	82
Income tax expense	—	—	—	—	—

Net earnings (loss)	$(6,744)	$(5,818)	$10,609	$2,035	$82

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Period June 23, 2004 through June 30, 2004 (unaudited)

		Subsidiary	Subsidiary		Condensed
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Net revenue:
Acute care net revenue	$—	$17,344	$7,659	$(124)	$24,879
Premium revenue	—	—	6,847	—	6,847

Total net revenue	—	17,344	14,506	(124)	31,726
Costs and expenses:
Salaries and benefits	—	7,076	2,562	—	9,638
Supplies	—	3,232	1,027	—	4,259
Medical claims	—	—	5,988	(123)	5,865
Other operating expenses	—	3,888	1,431	—	5,319
Provision for bad debts	—	1,954	577	—	2,531
Interest expense, net	1,443	(323)	128	(128)	1,120
Depreciation and amortization	46	1,315	316	—	1,677
Management fees	(170)	—	170	—	—
Equity in earnings of affiliates	(2,379)	—	—	2,379	—

Total costs and expenses	(1,060)	17,142	12,199	2,128	30,409
Earnings (loss) before loss on sale of assets, minority interests, and income taxes	1,060	202	2,307	(2,252)	1,317
Loss on sale of assets, net	—	(8)	—	—	(8)
Minority interests	—	(122)	—	—	(122)

Earnings (loss) before income taxes	1,060	72	2,307	(2,252)	1,187
Income tax expense	29	—	—	—	29

Net earnings (loss)	$1,031	$72	$2,307	$(2,252)	$1,158

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (continued)

	For the Period October 1, 2003 through June 22, 2004 (unaudited)

		Subsidiary	Subsidiary		Condensed
Predecessor	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Net revenue:
Acute care net revenue	$—	$563,696	$239,221	$(8,030)	$794,887
Premium revenue	—	—	202,273	—	202,273

Total net revenue	—	563,696	441,494	(8,030)	997,160
Costs and expenses:
Salaries and benefits	—	223,954	84,927	—	308,881
Supplies	—	99,439	30,226	—	129,665
Medical claims	—	—	176,369	(8,031)	168,338
Other operating expenses	—	121,419	47,387	—	168,806
Provision for bad debts	—	66,877	20,589	—	87,466
Interest expense, net	40,605	(932)	7,753	(7,753)	39,673
Depreciation and amortization	2,293	38,816	9,381	—	50,490
Write-off of debt issue costs	8,850	—	—	—	8,850
Loss on early extinguishment of debt	51,852	—	—	—	51,852
Merger expenses	19,750	—	—	—	19,750
Management fees	(4,998)	—	4,998	—	—
Equity in earnings of affiliates	(74,620)	—	—	74,620	—

Total costs and expenses	43,732	549,573	381,630	58,836	1,033,771
Earnings (loss) before gain on sale of assets, minority interests and income taxes	(43,732)	14,123	59,864	(66,866)	(36,611)
Gain on sale of assets, net	—	3,731	—	—	3,731
Minority interests	—	(3,098)	—	—	(3,098)

Earnings (loss) before income taxes	(43,732)	14,756	59,864	(66,866)	(35,978)
Income tax expense	1,152	—	—	—	1,152

Net earnings (loss)	$(44,884)	$14,756	$59,864	$(66,866)	$(37,130)

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Nine Months ended June 30, 2003 (unaudited)

		Subsidiary	Subsidiary		Condensed
Predecessor	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Net revenue:
Acute care net revenue	$—	$476,756	$220,644	$(5,471)	$691,929
Premium revenue	—	—	113,071	—	113,071

Total net revenue	—	476,756	333,715	(5,471)	805,000
Costs and expenses:
Salaries and benefits	—	197,076	80,306	—	277,382
Supplies	—	81,338	30,937	—	112,275
Medical claims	—	—	99,582	(5,471)	94,111
Other operating expenses	—	105,269	40,750	—	146,019
Provision for bad debts	—	44,262	17,828	—	62,090
Interest expense, net	39,627	(18)	22,839	(22,839)	39,609
Depreciation and amortization	2,775	26,209	9,833	—	38,817
Loss on early extinguishment of debt	3,900	—	—	—	3,900
Impairment of assets held for sale	—	11,741	—	—	11,741
Management fees	—	(8,316)	8,316	—	—
Equity in earnings of affiliates	(41,975)	—	—	41,975	—

Total costs and expenses	4,327	457,561	310,391	13,665	785,944
Earnings before (gain) loss on sale of assets, minority interests and income taxes	(4,327)	19,195	23,324	(19,136)	19,056
Gain (loss) on sale of assets, net	—	780	(192)	—	588
Minority interests	—	(1,132)	—	—	(1,132)

Earnings (loss) before income taxes	(4,327)	18,843	23,132	(19,136)	18,512
Income tax expense	—	—	—	—	—

Net earnings (loss)	$(4,327)	$18,843	$23,132	$(19,136)	$18,512

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Period June 23, 2004 through June 30, 2004 (unaudited)

		Subsidiary	Subsidiary Non-		Condensed
	Parent Issuer	Guarantors	Guarantors	Eliminations	Consolidated

	(in thousands)
Cash flows from operating activities
Net earnings (loss)	$1,031	$72	$2,307	$(2,252)	$1,158
Adjustments: to reconcile net earnings (loss) to net cash provided operating activities:
Depreciation and amortization	46	1,315	316	—	1,677
Minority interests	—	122	—	—	122
Loss on sale of assets, net	—	8	—	—	8
Equity in earnings of affiliates	(2,379)	—	—	2,379	—
Changes in operating assets and liabilities, net of the effect of dispositions:
Accounts receivable	—	2,386	(102)	—	2,284
Inventories, prepaid expenses and other current assets	—	676	48	—	724
Accounts payable and other accrued liabilities	—	(5,762)	6	—	(5,756)

Net cash provided by (used in) operating activities	(1,302)	(1,183)	2,575	127	217

Cash flows from investing activities
Purchases of property and equipment	—	(2,078)	(869)	—	(2,947)
Change in other assets	—	(1)	57	—	56

Net cash used in investing activities	—	(2,079)	(812)	—	(2,891)

Cash flows from financing activities
Payment of debt and capital leases	(66)	28	(28)	—	(66)
Change in intercompany balances with affiliates, net	(1,372)	69	1,430	(127)	—

Net cash provided by (used in) financing activities	(1,438)	97	1,402	(127)	(66)

Net increase (decrease) in cash and cash equivalents	(2,740)	(3,165)	3,165	—	(2,740)
Cash and cash equivalents at beginning of period	(17,127)	100,293	777	—	83,943

Cash and cash equivalents at end of period	$(19,867)	$97,128	$3,942	$—	$81,203

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (continued)

	For the Period October 1, 2003 through June 22, 2004 (unaudited)

		Subsidiary	Subsidiary Non-		Condensed
Predecessor	Parent Issuer	Guarantors	Guarantors	Eliminations	Consolidated

	(in thousands)
Cash flows from operating activities
Net earnings (loss)	$(44,884)	$14,756	$59,864	$(66,866)	$(37,130)
Adjustments: to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	2,293	38,816	9,381	—	50,490
Minority interests	—	3,098	—	—	3,098
Gain on sale of assets, net	—	(3,731)	—	—	(3,731)
Loss on early extinguishment of debt	14,993	—	—	—	14,993
Write-off of debt issue costs	8,850	—	—	—	8,850
Impairment of assets held for sale	—	—	—	—	—
Equity in earnings of affiliates	(74,620)	—	—	74,620	—
Changes in operating assets and liabilities, net of the effect of dispositions:	—	—	—	—	—
Accounts receivable	—	(6,197)	(2,345)	—	(8,542)
Establishment of accounts receivable of recent acquisition	—	(11,325)	—	—	(11,325)
Inventories, prepaid expenses and other current assets	—	(4,096)	(1,560)	—	(5,656)
Accounts payable and other accrued liabilities	(19,695)	9,589	17,097	—	6,991

Net cash provided by (used in) operating activities	(113,063)	40,910	82,437	7,754	18,038

Cash flows from investing activities
Purchase of property and equipment	—	(46,095)	(36,170)	—	(82,265)
Cash paid for acquisition	—	(23,032)	—	—	(23,032)
Proceeds from sale of assets	—	14,928	—	—	14,928
Change in other assets	—	(1,969)	319	—	(1,650)

Net cash used in investing activities	—	(56,168)	(35,851)	—	(92,019)

Cash flows from financing activities
Proceeds from issuance of common stock, net	529,000	—	—	—	529,000
Proceeds from debt borrowings	900,000	—	—	—	900,000
Cash paid to securities holders	(677,780)	—	—	—	(677,780)
Payment of merger costs incurred by members of IASIS Investment LLC	(10,800)	—	—	—	(10,800)
Payment of debt and capital leases	(649,309)	456	(2,518)	—	(651,371)
Debt financing costs incurred	(31,469)	—	—	—	(31,469)
Proceeds from hospital syndications	—	1,784	—	—	1,784
Change in intercompany balances with affiliates, net	36,294	9,378	(37,918)	(7,754)	—
Distribution of minority interests	—	—	(2,510)	—	(2,510)

Net cash provided by (used in) financing activities	95,936	11,618	(42,946)	(7,754)	56,854

Net increase (decrease) in cash and cash equivalents	(17,127)	(3,640)	3,640	—	(17,127)
Cash and cash equivalents at beginning of period	—	103,933	(2,863)	—	101,070

Cash and cash equivalents at end of period	$(17,127)	$100,293	$777	$—	$83,943

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Nine Months Ended June 30, 2003 (unaudited)

		Subsidiary	Subsidiary		Condensed
Predecessor	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

	(in thousands)
Cash flows from operating activities
Net earnings (loss)	$(4,327)	$18,843	$23,132	$(19,136)	$18,512
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	2,775	26,209	9,833	—	38,817
Minority interests	—	1,132	—	—	1,132
Gain on sale of property and equipment	—	(780)	192	—	(588)
Loss on early extinguishment of debt	3,900	—	—	—	3,900
Impairment of assets held for sale	—	11,741	—	—	11,741
Equity in earnings of affiliates	(41,975)	—	—	41,975	—
Changes in operating assets and liabilities, net		—	—	—	—
of the effect of dispositions		—	—	—	—
Accounts receivable	—	832	1,836	—	2,668
Inventories, prepaid expenses and other current assets	—	(3,017)	(24)	—	(3,041)
Accounts payable and other accrued liabilities	(4,021)	698	1,062	—	(2,261)

Net cash provided by (used in) operating activities	(43,648)	55,658	36,031	22,839	70,880

Cash flows from investing activities
Purchase of property and equipment	—	(34,428)	(24,773)	—	(59,201)
Purchase of real estate	—	—	—	—	—
Proceeds from sale of assets	—	3,205	—	—	3,205
Change in other assets	—	(1,206)	(146)	—	(1,352)

Net cash used in investing activities	—	(32,429)	(24,919)	—	(57,348)

Cash flows from financing activities
Proceeds from issuance of common stock, net	2	—	—	—	2
Proceeds from debt borrowings	589,600	—	—	—	589,600
Payment of debt and capital leases	(480,001)	(29,174)	(5,801)	—	(514,976)
Debt financing costs incurred	(14,377)	—	—	—	(14,377)
Proceeds from hospital syndications	—	1,856	(568)	—	1,288
Change in intercompany balances with affiliates, net	22,915	2,002	(2,078)	(22,839)	—
Distribution of minority interests	—	(10)	(568)	—	(578)
Net cash provided by (used in) financing activities	118,139	(25,326)	(9,015)	(22,839)	60,959

Net increase (decrease) in cash and cash equivalents	74,491	(2,097)	2,097	—	74,491
Cash and cash equivalents at beginning of period	—	2,955	(2,955)	—	—

Cash and cash equivalents at end of period	$74,491	$858	$(858)	$—	$74,491

IASIS HEALTHCARE LLC

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.     Subsequent Events

      As previously discussed, on July 14, 2004, the Issuers and the guarantors of the outstanding 8 3/4% notes filed a registration statement on Form S-4 with the Securities and Exchange Commission, pursuant to which they will offer to exchange all of the outstanding 8 3/4% notes and guarantees for the exchange notes and exchange guarantees. See Note 4 to these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NLVH, Inc.
          (d/b/a Lake Mead Hospital Medical Center):

      We have audited the accompanying balance sheets of NLVH, Inc. (d/b/a Lake Mead Hospital Medical Center) (the Medical Center) as of December 31, 2002 and 2001, and the related statements of operations, shareholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Medical Center’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NLVH, Inc. (d/b/a Lake Mead Hospital Medical Center) as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Dallas, Texas

January 16, 2004

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

BALANCE SHEETS

	December 31,

	2002	2001

ASSETS
Current assets:
Cash	$71,420	$33,717
Accounts receivable, less allowance for doubtful accounts of $2,744,874 in 2002	26,960,011	—
Inventories of supplies, at cost	1,292,909	1,055,856
Prepaid expenses and other current assets	1,455,487	1,211,442
Note receivable from affiliate	—	21,020,576

Total current assets	29,779,827	23,321,591
Property and equipment, net	40,881,489	41,136,199
Due from affiliate	—	3,641,229
Other assets	57,789	56,739
Intangible assets, net of accumulated amortization of $461,333 and $285,439 in 2002 and 2001, respectively	1,170,504	1,343,891

Total assets	$71,889,609	$69,499,649

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$5,922,455	$5,279,777
Other current liabilities	171,505	151,194

Total current liabilities	6,093,960	5,430,971
Due to affiliate	4,401,122	—
Note payable to affiliate	55,000,000	55,000,000

Total liabilities	65,495,082	60,430,971

Commitments and contingencies	—	—
Shareholder’s equity:
Common stock, no par value; 10,000 shares authorized; 5,000 shares issued and outstanding	—	—
Additional paid-in-capital	10,520,000	10,520,000
Accumulated deficit	(4,125,473)	(1,451,322)

Total shareholder’s equity	6,394,527	9,068,678

Total liabilities and shareholder’s equity	$71,889,609	$69,499,649

See accompanying notes to financial statements.

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

STATEMENTS OF OPERATIONS

	Years Ended
	December 31,

	2002	2001

Net patient service revenue	$85,224,216	$74,816,349
Other revenue	202,356	247,064

Net operating revenues	85,426,572	75,063,413

Operating expenses:
Salaries and benefits	33,063,483	28,250,544
Supplies	16,321,456	12,794,701
Provision for doubtful accounts	11,840,420	—
Other operating expenses	17,187,611	14,362,342
Depreciation	2,650,958	2,666,552
Amortization	175,895	162,291
Loss on sale of patient accounts receivable	2,996,268	17,848,956

Total operating expenses	84,236,091	76,085,386

Income (loss) from operations	1,190,481	(1,021,973)
Interest income from affiliate	(82,368)	(764,654)
Interest expense	5,500,000	5,500,000

Loss before income taxes	(4,227,151)	(5,757,319)
Income tax benefit	(1,553,000)	(2,127,000)

Net loss	$(2,674,151)	$(3,630,319)

See accompanying notes to financial statements.

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

STATEMENTS OF SHAREHOLDER’S EQUITY

				Retained
	Common Stock		Additional	Earnings
			Paid-in	(Accumulated
	Shares	Amount	Capital	Deficit)	Total

Balance, December 31, 2000	5,000	$—	$10,520,000	$2,178,997	$12,698,997
Net loss	—	—	—	(3,630,319)	(3,630,319)

Balance, December 31, 2001	5,000	—	10,520,000	(1,451,322)	9,068,678
Net loss	—	—	—	(2,674,151)	(2,674,151)

Balance, December 31, 2002	5,000	$—	$10,520,000	$(4,125,473)	$6,394,527

See accompanying notes to financial statements.

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001

Cash flows from operating activities:
Net loss	$(2,674,151)	$(3,630,319)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,650,958	2,666,552
Amortization	175,895	162,291
Provision for doubtful accounts	11,840,420	—
Loss on sale of patient accounts receivable	2,996,268	17,848,956
Increase (decrease) in cash from changes in operating assets and liabilities:
Note receivable from affiliate	21,020,576	(19,117,956)
Accounts receivable	(41,666,491)	—
Inventories, prepaid expenses, and other current assets	(443,802)	(366,913)
Accounts payable, accrued, and other liabilities	662,987	1,425,671

Net cash used in operating activities	(5,437,340)	(1,011,718)
Cash flows from investing activities:
Capital expenditures	(2,317,308)	(1,769,681)
Other investing activities	(250,000)	—

Net cash used in investing activities	(2,567,308)	(1,769,681)
Cash flows used in financing activity:
Net change in due from (to) affiliate	8,042,351	2,538,275

Net change in cash	37,703	(243,124)
Cash, beginning of year	33,717	276,841

Cash, end of year	$71,420	$33,717

Supplemental disclosure:
Interest paid through due from (to) affiliate	$5,500,000	$5,500,000
Noncash transactions:
Accounts payable related to capital expenditures	$(172,454)	$216,432
Tax payments are made at the parent company level.

See accompanying notes to financial statements.

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

(1)     Summary of Significant Accounting Policies

(a) Basis of Presentation

      NLVH, Inc. (d/b/a Lake Mead Hospital Medical Center) (the Medical Center), a Nevada corporation, is an indirect, wholly owned subsidiary of Tenet HealthSystem Healthcorp, which is a wholly owned subsidiary of Tenet Healthcare Corporation (together with its subsidiaries, “Tenet”). The Medical Center is a 198-bed acute care hospital that provides inpatient, outpatient, and emergency care services in the Las Vegas, Nevada service area.

      The Medical Center is subject to changes in government legislation that could impact Medicare and Medicaid payment levels and to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payment for services rendered.

      The accounting and reporting policies of the Medical Center conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In general, those estimates are based on historical experience, and on various other assumptions that the Medical Center believes to be reasonable under the particular facts and circumstances. Actual results could differ from those estimates.

      In March 2003, Tenet announced that its fiscal year-end was retroactively changed to a December 31 calendar year-end from a May 31 fiscal year-end basis. Accordingly, the Medical Center has a calendar fiscal year-end effective December 31, 2002.

(b) Net Patient Service Revenue

      Net patient service revenue is recognized in the period when services are performed and is recorded based on established billing rates (gross charges) less estimated discounts for contractual allowances principally for patients covered by Medicare, Medicaid, managed care and other health plans. Gross charges are retail charges. They are not the same as actual pricing, and they generally do not reflect what a hospital is ultimately paid and therefore are not displayed in the statements of operations. Hospitals are typically paid amounts that are negotiated with insurance companies or are set by the government. Gross charges are used to calculate Medicare outlier payments and to determine certain elements of managed-care contracts (such as stop-loss payments). And, because Medicare requires that a hospital’s gross charges be the same for all patients (regardless of payor category), gross charges are also what hospitals charge self-pay patients. The discounts for Medicare and Medicaid contractual allowances are based primarily on prospective payment systems. Discounts are estimated based on historical and current factors. Before final settlement of cost reports, claims are subjected to administrative reviews and audits by third parties. This process can take several years to complete. Because the laws and regulations governing the Medicare and Medicaid programs are ever-changing and complex, the estimates recorded by the Medical Center could change by material amounts. The Medical Center records adjustments to its previously recorded contractual allowances in future periods as final settlements are determined. Adjustments due to final settlements decreased net patient service revenue by approximately $1,187,000 and $2,309,000 during the years ended December 31, 2002 and 2001, respectively. Estimated cost report settlements and contractual allowances are deducted from accounts receivable in the accompanying balance sheets.

      The Medical Center recorded approximately $900,000 and $1,338,000 of revenues related to Medicare outliers during the years ended December 31, 2002 and 2001, respectively. In the June 9, 2003 Federal Register, Centers for Medicare and Medicaid Services (CMS) issued new rules governing the calculation of

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS—(Continued)

outlier payments to hospitals. These new rules, which became effective August 8, 2003, include the following changes: (1) beginning October 1, 2003, Medicare uses the latest of either the most recently submitted or the most recently settled cost report to calculate the cost-to-charge ratio for outlier payments, (2) the use of the statewide average ratio of costs to charges is eliminated for hospitals with very low computed cost-to-charge ratios, (3) Medicare fiscal intermediaries have been given specific criteria for identifying hospitals that may have received inappropriately high outlier payments, and they are allowed to review and, if deemed necessary, recover overpayments, including interest, if the actual costs of a hospital stay (which are reflected in the settled cost report) are less than that which was claimed by the provider, or if there are other indications of potential abuse, and (4) hospitals may request changes to their cost-to-charge ratio to adjust their outlier payments, in much the same way that an individual taxpayer can adjust the amount of withholding from income, to avoid over or underpayments for outlier cases. In anticipation of these changes, on January 6, 2003, Tenet announced to CMS that it had voluntarily adopted a new method of calculating Medicare outlier payments, retroactive to January 1, 2003. With this new method, instead of using recently settled cost reports for its outlier calculations, Tenet, including the Medical Center, is using current year cost-to-charge ratios. Tenet has also eliminated the use of the statewide average, where applicable, while continuing to use the current threshold amounts. It is anticipated that these two changes will result in a reduction of the Medical Center’s Medicare inpatient outlier payments to approximately $298,000 per year effective January 1, 2003. Tenet voluntarily adopted this new method to demonstrate its good faith and to support CMS’s likely industry-wide solution to the outlier issue.

      Revenues under managed care health plans are based primarily on the payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates, and other similar contractual arrangements combined with stop-loss payments for high-cost patients and pass-through payments (for high cost devices and Pharmaceuticals). These revenues are also subject to review and possible audit by the payors.

      Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under all the above arrangements. There are no known material claims, disputes, or unsettled matters with payors not adequately provided for in the accompanying financial statements.

      Percentages of net patient service revenue by payor for the Medical Center were as follows:

	2002	2001

Medicare	22%	23%
Medicaid	21%	13%
Managed care	37%	37%
Indemnity and other	20%	27%

      The Medical Center, without charge or at amounts substantially less than its established rates, provides care to patients who meet certain financial or economic criteria. Because the Medical Center does not pursue collection of amounts determined to qualify as charity care, they are not reported in net patient service revenue or in operating expenses. The amount of charges forgone under the charity policy for the years ended December 31, 2002 and 2001 was approximately $18,185,000 and $11,177,000, respectively (unaudited).

(c) Cash Concentration

      Medical Center cash receipts are routinely transferred into a bank account of Tenet. Cash disbursements of the Medical Center are funded by Tenet through a zero-balance bank account as checks are presented for payment. Medical Center cash on deposit in the accounts of Tenet is presented net of amounts payable to

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Tenet and is classified in “Due from (to) affiliate” in the accompanying balance sheets, a non interest-bearing account.

(d) Provision for Doubtful Accounts

      The Medical Center provides for accounts receivable that could become uncollectible in the future by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Medical Center estimates this allowance based on the aging of its accounts receivable and its historical collection experience for each type of payor.

(e) Property and Equipment

      Property and equipment are stated at cost.

      The Medical Center uses the straight-line method of depreciation for buildings, building improvements, and equipment over their estimated useful lives as follows:

Building and improvements	25 to 40 years
Equipment	3 to 15 years

      In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted June 1, 2002, the Medical Center evaluates its long-lived assets to be held and used for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. Fair value estimates are derived from independent appraisals, established market values of comparable assets or internal calculations of estimated future net cash flows. The estimates of these future cash flows are based on assumptions and projections believed by management to be reasonable and supportable. These assumptions and projections consider patient volumes, changes in payor mix, revenue and expense growth rates and changes in legislation and other payor payment patterns, which may vary by type of facility (see note 10).

      In general, long-lived assets to be disposed of are reported at the lower of either their carrying amounts or fair values less costs to sell or close. In such circumstances, the Medical Center’s estimates of fair value are usually based on independent appraisals, established market prices for comparable assets or internal calculations of estimated future net cash flows.

(f) Intangibles Assets

      Intangibles assets consist primarily of capitalized software costs, which are amortized using the straight-line method over periods ranging from 3 to 15 years.

(g) Income Taxes

      Tenet files consolidated federal and state of Nevada income tax returns, both of which include the operating results of the Medical Center. Tenet allocates taxes to the Medical Center on a separate return basis whereby current and deferred taxes are allocated to the Medical Center pursuant to the asset and liability method as if the Medical Center were a separate taxpayer. For balance sheet purposes, such allocations are recorded in “Due from (to) affiliate.”

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(2)     Property and Equipment

      Property and equipment consist of the following:

	2002	2001

Land	$1,516,188	$1,426,106
Building and improvements	44,173,671	44,070,152
Equipment	21,712,157	20,797,929
Construction in progress	1,480,668	401,725

	68,882,684	66,695,912
Less accumulated depreciation	(28,001,195)	(25,559,713)

	$40,881,489	$41,136,199

(3)     Related-party Transactions

      Related-party transactions include the following:

(a) Tenet advanced funds to the Medical Center for insurance coverage, other operating costs and asset purchases during the years ended December 31, 2002 and 2001. Additionally, Tenet charged the Medical Center a management fee recorded in other operating expenses of $2,209,491 and $2,370,809 for 2002 and 2001, respectively, for administrative, financial, and technical support, the basis for which are generally allocated on a pro rata basis utilizing net operating revenues for all of Tenet’s hospitals. Such expense allocations to the Medical Center may not be representative of the costs to be incurred in the future or on a stand alone basis. Management believes the allocation method described above is reasonable.

(b) Effective August 31, 1999, Tenet and certain Tenet subsidiaries, including the Medical Center, entered into a Receivables Sale Agreement pursuant to which those Tenet subsidiaries agreed to sell to Tenet, without recourse, patient-related receivables net of estimated cost report settlements, allowances for doubtful accounts and contractual allowances existing on August 31, 1999 as well as receivables generated thereafter. On March 1, 2002, Tenet and certain Tenet subsidiaries, including the Medical Center, entered into a Receivables Purchase Agreement pursuant to which those Tenet subsidiaries agreed to repurchase from Tenet, without recourse, patient-related receivables previously sold that remained uncollected as of such date net of estimated cost report settlements, allowances for doubtful accounts and contractual allowances.

Approximately $15,271,000 and $77,051,000 of net receivables were sold by the Medical Center to Tenet during the period January 1, 2002 through February 28, 2002 and during the year ended December 31, 2001, respectively. The patient-related receivables sold by the Medical Center to Tenet were sold at their fair values, which were less than the balances of such receivables on the Medical Center’s balance sheets due to the fact that they were discounted to primarily reflect the time value of money and future collection costs. During the period January 1, 2002 through February 28, 2002 and during the year ended December 31, 2001, the Medical Center recorded a loss on sale of patient accounts receivable related to these sales of $3,984,099 and $17,848,956, including $3,595,842 and $15,912,833 to reduce the receivables to net realizable value, respectively.

(c) Through February 28, 2002, the Medical Center had a note receivable due from an affiliate of Tenet, which bore interest at LIBOR plus 1% (2.883% on February 28, 2002 and 2.876% on December 31, 2001). During the period January 1, 2002 through February 28, 2002 and during the year

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS—(Continued)

ended December 31, 2001, the note balance was increased by sales of net receivables generated by the Medical Center and decreased by cash collections on these receivables by the affiliate. Interest income on the note receivable during the period January 1, 2002 through February 28, 2002 and during the year ended December 31, 2001 was $82,368 and $764,654, respectively, and is included in interest income from affiliate in the accompanying statements of operations. On March 1, 2002, the note receivable was effectively paid off through the aforementioned repurchase of patient-related receivables by the Medical Center. The difference between the sales price paid by the Medical Center of $26,890,109 and the book value of the patient-related receivables was $987,831, which decreased the loss on sale of patient accounts receivable during the period January 1, 2002 through February 28, 2002.

(d) Note payable to affiliate of $55,000,000 consists of a note payable to an affiliate, bearing interest at 10% due May 31, 2015. Interest expense on the note for the years ended December 31, 2002 and 2001 was $5,500,000 for each year.

(e) Substantially all of the Medical Center’s professional and comprehensive general liability risks in excess of self-insured retentions, which vary by policy year from $1 million to $3 million per occurrence, are insured through wholly owned insurance subsidiaries of Tenet. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. The Medical Center is charged an allocation of cost by Tenet for its portion of cost relating to this program. The amount allocated to the Medical Center for these costs was $1,736,049 and $550,882 for the years ended December 31, 2002 and 2001, respectively.

(4)     Claims and Lawsuits

      In the normal course of business, the Medical Center is subject to claims and lawsuits. The Medical Center believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its financial statements.

      The healthcare industry is also the subject of federal and state agencies heightened and coordinated civil and criminal enforcement efforts. Through the use of national initiatives, the government is scrutinizing, among other things, outlier payments, the terms of acquisitions of physician practices and the coding practices related to certain clinical laboratory procedures and inpatient procedures. Healthcare providers, including Tenet, continue to see increased use of the False Claims Act, particularly by individuals who bring actions on behalf of the government alleging that a hospital has defrauded the federal government. Companies in the healthcare industry in general, and Tenet in particular, have been and may continue to be subjected to these government investigations and other actions. At this time, Tenet and the Medical Center are unable to predict the impact of such actions on its business, financial condition or results of operations.

      In April 2003, Tenet received an administrative subpoena duces tecum from the U. S. Department of Health and Human Services, Office of Inspector General (“OIG”), seeking documents relating to any agreements with Women’s Cancer Center, a physician’s group that is based in Palo Alto, California, which is not owned by Tenet, practicing in the field of gynecologic oncology, and certain physicians affiliated with that group. The subpoena seeks documents from Tenet as well as five hospital subsidiaries, including the Medical Center.

      In July 2003, Tenet and several of its subsidiaries received administrative subpoenas from the U.S. Attorney’s Office for the Central District of California seeking documents since 1997 related to physician relocation agreements at seven Southern California hospitals owned by Tenet subsidiaries, as well as summary information about physician relocation agreements related to all of its hospital subsidiaries, including the Medical Center. Specifically, the subpoenas, issued in connection with a criminal investigation, seek

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS—(Continued)

information from Tenet, three intermediary Tenet corporate subsidiaries and Tenet subsidiaries that own seven of its Southern California hospitals. Tenet is cooperating with the government regarding this investigation.

      Tenet cannot presently determine the ultimate resolution of these investigations. Accordingly, the likelihood of a loss attributable to the Medical Center, if any, for these matters cannot be reasonably estimated and the Medical Center has not recognized in the financial statements the potential liability that may arise from these matters. If adversely determined, the outcome of these matters could have a material adverse effect on the Medical Center’s business, financial condition or results of operations.

(5)     Benefit Plans

      Substantially all employees who are employed by the Medical Center, upon qualification, are eligible to participate in Tenet’s defined contribution 401(k) plan. Employees who elect to participate may make contributions from 1% to 20% (25% effective January 1, 2003) of their eligible compensation, and Tenet matches such contributions up to a maximum percentage. Expenses allocated to the Medical Center for the plan were $285,723 and $251,130 for the years ended December 31, 2002 and 2001, respectively.

      The Medical Center does not provide post-retirement healthcare or life insurance benefits.

(6)     Leases

      The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002:

Year ending December 31:
2003	$1,459,243
2004	1,462,352
2005	1,327,728
2006	1,023,180
2007	1,010,111
Thereafter	10,157,893

$16,440,507

      Total rental expense for all operating leases was $1,301,889 and $1,039,343, net of sublease rental income of $911,219 and $1,122,399, for the years ended December 31, 2002 and 2001, respectively.

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(7)     Income Taxes

      Income tax benefit allocated by Tenet on a separate return basis for the years ended December 31, 2002 and 2001 consists of:

	2002	2001

Current:
Federal	$(716,000)	$(588,000)
State	(81,000)	(66,000)

	(797,000)	(654,000)

Deferred:
Federal	(679,000)	(1,325,000)
State	(77,000)	(148,000)

	(756,000)	(1,473,000)

	$(1,553,000)	$(2,127,000)

      The total amount of the net deferred tax liability included in “Due from (to) affiliate” as of December 31, 2002 and 2001 was approximately $5,996,000 and $6,752,000, respectively.

      A reconciliation between the amount of reported income tax benefit and the amount computed by multiplying income before tax by the statutory Federal income tax rate is shown below:

	2002		2001

	Amount	Percent	Amount	Percent

Tax benefit at statutory federal rate	$(1,480,000)	35.0%	$(2,015,000)	35.0%
State income taxes, net of federal income tax impact	(102,000)	2.4%	(139,000)	2.4%
Other	29,000	(0.7%)	27,000	(0.5%)

Tax benefit on loss	$(1,553,000)	36.7%	$(2,127,000)	36.9%

      Deferred tax assets and liabilities as of December 31, 2002 and 2001 relate to the following:

	2002		2001

	Assets	Liabilities	Assets	Liabilities

Depreciation and fixed asset basis differences	$—	$5,410,000	$—	$5,579,000
Receivables — doubtful accounts and adjustments	—	954,000	—	1,119,000
Accruals for insurance risks	690,000	—	366,000	—
Intangible assets	—	422,000	—	470,000
Benefit plans	100,000	—	13,000	—
Other items	—	—	37,000	—

	$790,000	$6,786,000	$416,000	$7,168,000

      Management of the Medical Center believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income. Accordingly, no valuation allowance has been established.

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(8)     Disclosures About Fair Value of Financial Instruments

      The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying value of the “Due from (to) affiliate” account, while classified as long-term since the total account balance is not required to be settled within one year, approximates fair value based on the high level of cash receipts and disbursements routinely processed through this account. In addition, the carrying values of note receivable from affiliate and note payable to affiliate approximate fair value.

(9)     Recently Issued Accounting Standards

      In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under previous accounting standards, a liability for an exit or disposal cost was recognized at the date of an entity’s commitment to an exit or disposal plan. The provisions of the standard apply to exit or disposal activities initiated after December 31, 2002. In the event that the Medical Center initiates exit or disposal activities after this date, the new accounting standard might have a material effect on the timing of the recognition of exit costs in the Medical Center’s financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45. The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. Management does not believe this interpretation will have a material effect on the Medical Center’s financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46. This interpretation of Accounting Research Bulletin No. 51 is intended to achieve more consistent application of consolidation policies to variable-interest entities. Management does not believe this interpretation will have a material impact on the Medical Center’s financial statements.

      SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003. This statement establishes standards for clarifying and measuring certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability. Many of those instruments could previously be classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe this statement will have a material impact on the Medical Center’s financial statements.

(10)     Subsequent Events

      On January 16, 2004, Tenet, through a subsidiary, entered into an Asset Sale Agreement (the Agreement) to sell the Medical Center to IASIS Healthcare Corporation for approximately $25,000,000 plus the value of net working capital, as defined. The transaction is expected to close in the first quarter of calendar year 2004. No adjustments have been made to the accompanying financial statements related to this transaction.

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO FINANCIAL STATEMENTS—(Continued)

      During 2003, based upon internal calculations of estimated future net cash flows of the Medical Center, management of the Medical Center identified that the carrying value of the Medical Center’s long-lived assets may not be fully recoverable. It is anticipated that the Medical Center will record a SFAS 144 impairment charge (see note 1(e)) of approximately $16 million in 2003 to write-down the carrying value of its long-lived assets to their estimated fair value of approximately $25 million, the anticipated sales price of the Medical Center.

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

BALANCE SHEETS

	December 31,

	2002	2003

		(unaudited)
ASSETS
Current assets:
Cash	$71,420	$—
Accounts receivable, less allowance for doubtful accounts of $2,744,874 and $6,956,219 in 2002 and 2003, respectively	26,960,011	28,660,351
Inventories of supplies, at cost	1,292,909	1,756,208
Prepaid expenses and other current assets	1,455,487	1,414,572

Total current assets	29,779,827	31,831,131
Property and equipment, net	40,881,489	23,966,779
Other assets	57,789	58,914
Intangible assets, net of accumulated amortization of $481,333 and $622,379 in 2002 and 2003, respectively	1,170,504	1,033,221

Total assets	$71,889,609	$56,890,045

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$5,922,455	$8,879,906
Other current liabilities	171,505	1,380,197

Total current liabilities	6,093,960	10,260,103
Due to affiliate	4,401,122	1,254,417
Note payable to affiliate	55,000,000	55,000,000

Total liabilities	65,495,082	66,514,520

Commitments and contingencies
Shareholder’s equity:
Common stock, no par value; 10,000 shares authorized; 5,000 shares issued and outstanding	—	—
Additional paid-in capital	10,520,000	10,520,000
Accumulated deficit	(4,125,473)	(20,144,475)

Total shareholder’s equity	6,394,527	(9,624,475)

Total liabilities and shareholder’s equity	$71,889,609	$56,890,045

See accompanying notes to financial statements.

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

STATEMENTS OF OPERATIONS

	Three Months Ended
	December 31,

	2002	2003

	(unaudited)
Net Revenues
Net patient service revenue	$21,544,089	$29,253,929
Other revenue	128,525	66,661

Net operating revenues	21,672,614	29,320,590

Operating expenses:
Salaries and benefits	8,349,047	8,745,174
Supplies	4,499,930	4,691,204
Provision for doubtful accounts	4,629,717	10,095,711
Other operating expenses	4,883,525	5,635,822
Depreciation	649,524	632,695
Amortization	44,049	37,516
Impairment of long-lived assets	—	16,849,938

Total operating expenses	23,055,792	46,688,060

Loss from operations	(1,383,178)	(17,367,470)
Interest expense	1,375,000	1,375,000

Loss before Income taxes	(2,758,178)	(18,742,470)
Income tax benefit	(1,023,000)	(7,020,000)

Net loss	$(1,735,178)	$(11,722,470)

See accompanying notes to financial statements.

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

STATEMENTS OF CASH FLOWS

	Three Months Ended
	December 31,

	2002	2003

	(unaudited)
Cash flows from operating activities:
Net loss	$(1,735,178)	$(11,722,470)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	649,524	632,695
Amortization	44,049	37,516
Provision for doubtful accounts	4,629,717	10,096,711
Impairment of long-lived assets	—	16,848,938
Deferred income tax expense (benefit)	3,000	(7,974,000)
Increase (decrease) in cash from changes in operating assets and liabilities:
Accounts receivable	(3,701,658)	(15,175,822)
Inventories, prepaid expenses, and other current assets	247,261	(111,476)
Accounts payable, accrued, and other liabilities	172,186	1,983,339

Net cash provided by (used in) operating activities	308,901	(5,384,569)
Cash flows used in investing activity:
Capital expenditures	(1,124,315)	(119,434)
Cash flows provided by financing activity:
Net change in due to affiliate	886,834	5,470,189

Net change in cash	71,420	(33,814)

Cash, beginning of period	—	33,814

Cash, end of period	$71,420	$—

Supplemental disclosure:
Interest paid through due to affiliate	$1,375,000	$1,375,000
Noncash transaction:
Accounts payable related to capital expenditures	$(172,454)	$268,188

See accompanying notes to financial statements.

NLVH, INC.

(d/b/a Lake Mead Hospital Medical Center)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Three Months Ended December 31, 2002 and 2003

1.     Basis of Presentation

      NLVH, Inc. (d/b/a Lake Mead Hospital Medical Center) (the Medical Center), a Nevada corporation, is an indirect, wholly owned subsidiary of Tenet HealthSystem Healthcorp, which is a wholly owned subsidiary of Tenet Healthcare Corporation (together with its subsidiaries, “Tenet”). The Medical Center is a 198-bed acute care hospital that provides inpatient, outpatient, and emergency care services in the Las Vegas, Nevada service area.

      In March 2003, Tenet announced that its fiscal year-end was retroactively changed to a December 31 calendar year-end from a May 31 fiscal year-end basis. Accordingly, the Medical Center has a calendar fiscal year-end effective December 31, 2002.

      The unaudited condensed financial statements include the accounts of the Medical Center and have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements.

      The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the Medical Center’s audited financial statements for the fiscal year ended December 31, 2002.

      Although the condensed financial statements within this document are unaudited, all of the adjustments considered necessary for fair presentation have been included. Unusual adjustments are discussed in the following notes. The results of operations for any interim period are not necessarily indicative of results for the full year.

2.     Net Patient Service Revenue

      Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, and certain other payments, which are based on the Medical Center’s cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review, which can take several years until final settlement of such matters are determined and completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by the Medical Center could change by material amounts. Adjustments related to cost report settlements increased net patient service revenue by approximately $1.3 million in the three month period ended December 31, 2003.

      Prior to 2003, the Medical Center recorded estimates for contractual allowances and cost report settlements based on the amounts generated from information accumulated from various accounting and information systems. Adjustments to these accruals were generally made upon the final settlement of Medicare and Medicaid cost reports. In 2003, the Medical Center completed the implementation of a new system and methodology for recording Medicare net revenue and estimated cost report settlements. This resulted in a refinement in recording the accruals to more closely reflect the expected final settlements on its cost reports. For filed cost reports, the Medical Center now records the accrual based on those cost reports and subsequent activity, and records a valuation allowance against those cost reports based on historical settlement trends. Beginning in the year ended December 31, 2003, the accrual is recorded based on estimates of what the Medical Center expects to report on the filed cost reports and a corresponding valuation

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS—(Continued)

allowance is recorded as previously described. Cost reports must be filed generally within the five months after the end of the annual cost reporting period. After the cost report is filed, the accrual may be adjusted accordingly. This change in approach during 2003 was inseparable from a change in estimate.

3.     Provision for Doubtful Accounts

      The Medical Center provides for an allowance against accounts receivable for an amount that could become uncollectible whereby such receivables are reduced to their estimated net realizable value. The Medical Center estimates this allowance based on the aging of its accounts receivable, its historical collection experience by each type of payor and other relevant factors.

      During 2003, the Medical Center recorded additional provisions for doubtful accounts of approximately $2.4 million to write down its patient accounts receivables to their estimated net realizable value. The significant increase in the provision for doubtful accounts resulted primarily from an adverse change in the Medical Center’s business mix as admissions of uninsured patients have grown at an escalating rate. The Medical Center believes these new trends are due to a combination of broad economic factors, including higher unemployment rates, increasing numbers of patients who are uninsured, and the increasing burden of co-payments to be made by patients instead of insurers. Additionally, many of these patients are being admitted through the emergency department and often require more costly care, resulting in higher billings.

      The additional charge in 2003 consisted of two components (1) the effect of accelerating the write-down of self-pay accounts, and (2) the effect of re-evaluating the historical collection patterns for self-pay and managed care accounts receivable in light of recent trends. The Medical Center’s practice is to write down all self-pay accounts receivable, including accounts receivable related to the co-payments and deductibles due from patients with insurance, to their estimated net realizable value as they age over the course of 120 days, at which time any uncollected balances are assigned to an in-house collection agency. In 2002, the Medical Center employed a methodology that utilized graduated write-downs that escalated toward the end of the 120-day period. Given the speed and severity of the new trends in self-pay account collection identified in 2003, the Medical Center changed to a straight-line write-down methodology in 2003.

4.     Claims and Lawsuits

      Tenet and its subsidiaries, including the Medical Center, are subject to a significant number of claims and lawsuits. Tenet is also the subject of federal and state agencies’ heightened and coordinated civil and criminal investigations and enforcement efforts, and has received subpoenas and other requests for information relating to a variety of subjects. In the present environment, Tenet expects these enforcement activities to take on additional importance, that government enforcement activities will intensify, and that additional matters concerning Tenet and its subsidiaries may arise. Tenet expects similar and new claims and lawsuits to be brought against Tenet and its subsidiaries from time to time.

      The results of these claims and lawsuits cannot be predicted, and it is reasonably possible that the ultimate resolution of these claims and lawsuits, individually or in the aggregate, may have a material adverse effect on Tenet and/or the Medical Center’s business in both the near and long term, financial position, results of operations or cash flows. Although Tenet and the Medical Center defend themselves vigorously against claims and lawsuits and cooperate with investigations, these matters (1) could require payment of substantial damages or amounts in judgments or settlements, which in the aggregate are likely to exceed amounts, if any, that may be recovered under insurance policies where coverage applies and is available, (2) cause substantial expenses to be incurred, (3) require significant time and attention from management and (4) could cause Tenet to close or sell hospitals or otherwise modify the way its business is conducted. Reserves for claims and lawsuits are recorded when they are probable and reasonably estimable.

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS—(Continued)

      Currently pending legal proceedings and investigations that are not in the ordinary course of business are principally related to the subject matters set forth below. Management undertakes no obligation to update this disclosure for any new developments.

      Federal government agencies are conducting an investigation into agreements with the Women’s Cancer Center, a physician’s group practicing in the field of gynecologic oncology, and certain physicians affiliated with that group. An administrative subpoena seeking documents from Tenet and several of its hospital subsidiaries, including the Medical Center, related to that investigation was issued in April 2003. Tenet is cooperating with the government with respect to this investigation.

      In July 2003, Tenet and several of its subsidiaries received administrative subpoenas from the United States Attorney’s Office for the Central District of California seeking documents since 1997 related to physician relocation agreements at seven Southern California hospitals owned by Tenet subsidiaries, as well as summary information about physician relocation agreements related to all of its hospital subsidiaries, including the Medical Center. Specifically, the subpoenas, issued in connection with a criminal investigation, seek information from Tenet, three intermediary corporate subsidiaries and subsidiaries that own seven of Tenet’s Southern California hospitals. Tenet is cooperating with the government regarding this investigation.

      The United States Department of Justice (DOJ), in conjunction with the Office of the Inspector General of the Department of Health and Human Services, has been investigating certain hospital billings to Medicare for inpatient stays reimbursed pursuant to the diagnosis-related groups (DRG) 79 (pneumonia), 415 (operating room procedure for infectious and parasitic diseases), 416 (septicemia) and 475 (respiratory system diagnosis with mechanical ventilator). The investigation is believed to have stemmed initially from the government’s nationwide pneumonia “upcoding” initiative and focuses on 103 acute care hospitals owned by subsidiaries of Tenet or its predecessors, including the Medical Center, during the period September 1992 through December 1998. In January 2003, the government filed a lawsuit in the United States District Court for the Central District of California in regard to this matter alleging violations of the federal False Claims Act and various common law theories of liability. The government seeks treble damages and other relief, including punitive damages. In November 2003, the District Court (1) granted Tenet’s motion to dismiss for failure to plead fraud with the requisite particularity, with leave to amend, (2) granted, in part, Tenet’s motion to sever, with leave to amend, and (3) dismissed, with prejudice, the government’s claims for unjust enrichment, disgorgement and recoupment. Pursuant to the District Court’s order, in February 2004, the government filed a Second Amended Complaint and two additional related complaints against Tenet and various subsidiaries alleging successor liability for claims submitted by predecessors of Tenet. Tenet has not yet responded to these complaints. No trial date has been set in the case.

      The DOJ has been investigating certain hospital billings to Medicare for inpatient stays reimbursed under the DRG system from January 1, 1992 to June 30, 2000. The investigation has focused on the coding of patients’ post-discharge status. The investigation arose from the federal government’s nationwide transfer-discharge initiative. In January 2004, Tenet reached an understanding with attorneys at the DOJ to recommend settlement of all civil claims against Tenet with respect to the transfer-discharge matter at substantially all Tenet hospitals, including the Medical Center, subject to further approval by the DOJ and negotiation of a definitive agreement. Tenet has adequately provided for the proposed settlement of this matter as of December 31, 2003 in its consolidated financial statements. No amount of the proposed settlement has been allocated to the Medical Center as of December 31, 2003.

5.     Subsequent Events

      In January 2004, Tenet, through a subsidiary, entered into an Asset Sale Agreement to sell the Medical Center to IASIS Healthcare Corporation for approximately $25 million plus the value of net working capital,

NLVH, INC.
(d/b/a Lake Mead Hospital Medical Center)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS—(Continued)

as defined. The transaction closed in February 2004. No adjustments have been made to the accompanying financial statements related to this transaction.

      During 2003, the Medical Center recorded an impairment charge of approximately $16.8 million to write-down the carrying value of its long-lived assets to their estimated fair values based upon the anticipated sales price of the Medical Center.